

Lockheed Martin Corporation

2010 Annual Report

Littoral Combat Ship: Freedom At Sea

2010 FINANCIAL HIGHLIGHTS

(In millions, except per share data)	**2010**	2009	2008
Net Sales	**$45,803**	$43,995	$41,372
Segment Operating Profit	**5,076**	5,104	4,888
Consolidated Operating Profit	**4,097**	4,415	5,049
Earnings From Continuing Operations	**2,645**	2,999	3,167
Net Earnings	**2,926**	3,024	3,217
Earnings Per Diluted Share			
Continuing Operations	**7.18**	7.71	7.74
Net Earnings	**7.94**	7.78	7.86
Cash Dividends Per Common Share	**2.64**	2.34	1.83
Average Diluted Common Shares Outstanding	**368**	389	409
Cash, Cash Equivalents and Short-Term Investments	**$ 2,777**	$ 2,737	$ 2,229
Total Assets	**35,067**	35,111	33,439
Total Debt	**5,019**	5,052	3,805
Stockholders' Equity	**3,708**	4,129	2,865
Common Shares Outstanding at Year-End	**346**	373	393
Net Cash Provided by Operating Activities	**3,547**	3,173	4,421
Return on Invested Capital	**17.9%**	19.9%	21.7%

NOTE: For additional information regarding matters affecting the comparability of the information presented above, refer to Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements in our 2010 Annual Report on Form 10-K. For additional information concerning return on invested capital, including its definition and use, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2010 Annual Report on Form 10-K.



Dear Fellow Shareholders,

Thanks to the solid execution of our business strategy in 2010 and the efforts of the dedicated professionals who work for this industry-leading enterprise, we can confidently report that Lockheed Martin remains on course both operationally and financially.

For 2010 we met or exceeded our expectations for financial performance. Sales grew 4 percent to $45.8 billion, and we increased our earnings per share to $7.94. Our backlog of orders also increased to more than $78 billion at the end of 2010.

On stand from left to right: *Linda R. Gooden, Executive Vice President, Information Systems & Global Solutions; Robert J. Stevens, Chairman and Chief Executive Officer; Christopher E. Kubasik, President and Chief Operating Officer.* ***Foreground from left to right:*** *Bruce L. Tanner, Executive Vice President and Chief Financial Officer; Marillyn A. Hewson, Executive Vice President, Electronic Systems; Joanne M. Maguire, Executive Vice President, Space Systems; Ralph D. Heath, Executive Vice President, Aeronautics. Photograph taken February 9, 2011 in front of the first F-35B Short Takeoff/Vertical Landing (STOVL) variant of the Joint Strike Fighter (BF-1) at the Naval Air Station Patuxent River. On the day of the photograph, BF-1 flew three sorties, accomplishing three short takeoffs, one slow landing, and two vertical landings while demonstrating its unique and game-changing capabilities.*

We generated more than $3.5 billion in operating cash for the year, even after making more than $2.2 billion in discretionary contributions to our pension plans. We also announced a new share repurchase program of up to $3 billion. This step, coupled with a 19 percent dividend increase, is indicative of our commitment to further enhance shareholder value.

These results are most impressive when you consider the velocity of change in the global security and economic environments. That



F-35C Carrier Variant of the Joint Strike Fighter

speaks volumes to the passion, teamwork and, above all, the leadership qualities of the men and women of Lockheed Martin. Their laser-sharp focus on our customers' priorities and their steadfast integrity has positioned our company for continued success.

Our New Reality

While we are proud of our 2010 accomplishments, we recognize that Lockheed Martin is operating in a demanding business climate, and it will only get more demanding. Increasingly complex global security issues combined with constrained government resources continue to put enormous pressure on our customers.

The Department of Defense is committed to fundamentally changing the way it conducts business, incorporating affordability as a firm requirement for each new program. We support the efforts of the Defense Department and all government agencies we serve to make every taxpayer dollar count. We are driving value into every level and function of this Corporation. We are relentlessly managing program costs, shortening cycle times, and allocating resources efficiently. Additionally, we must maintain a consistent tempo of operational excellence.

This is our new reality, and in 2010 we took measures that will sustain and strengthen Lockheed Martin's competitive edge.

Our Approach to Delivering Value

In 2010, almost 600 executives elected to participate in our Voluntary Executive Separation Program. This 26 percent reduction in our top-level management ranks contributes to a leaner operation and benefits talented individuals in the company who can expect expanded opportunities for growth and development.

In addition, we further shaped Lockheed Martin's portfolio of businesses to better match our strengths and resources with the needs of our customers.

In 2010, we completed the divestiture of Enterprise Integration Group (EIG) for $815 million in cash. Our decision to divest EIG was based, in part, on the U.S. Government's increased concerns about perceived organizational conflicts of interest. In February 2011, we announced that we entered into a definitive agreement to divest Pacific Architects and Engineers, Inc. (PAE). When we acquired PAE several years ago, we envisioned it as an entry point to a new customer set requiring information technology and systems integration services. In the current market, however, customers are seeking a different mix of services, such as infrastructure support, which is not in line with our strategy or core capabilities.

We realigned other business units to consolidate and gain greater efficiency and synergy. We created a new organization within Electronic Systems, Global Training and Logistics, by merging several smaller business units. This will allow us to better respond to the growing requirement for simulation, training, and logistics solutions in support of the war fighter. Our Commercial Space Systems unit was merged into the Global Communications Systems business for a more integrated and affordable approach to operating our commercial and government satellite programs worldwide.

Our most painful decisions involved reallocating resources that will result in layoffs. The hard and difficult truth is that in this business climate, infrastructure may have to be consolidated or closed and regrettably that results in job loss. In November, we announced the end of manufacturing operations at Middle River, Maryland, effective in 2011 and the closing of our Eagan, Minnesota, facility by 2013. We are also moving our ground vehicle business from our facility in Owego, New York, to Dallas, Texas.

Operational Achievements in 2010

Lockheed Martin is a company of people who embrace difficult challenges. We continue to build a corporate culture that encourages innovation in order to respond quickly to our customers' evolving needs.

Many of our customers wear the uniforms of the armed forces of the United States and allied nations. They are at the front lines of homeland security and cyber security. Our customers tackle the big issues of missile defense, military airpower, national security space, renewable energy, air traffic management, space exploration, and



F-35A Conventional Takeoff and Landing (CTOL) Variant of the Joint Strike Fighter

information technology systems that deliver government services to millions of citizens. For them, and for us, there is no substitute for flawless execution.

Our achievements last year reflect the can-do spirit that the employees of Lockheed Martin bring to the job every day.

We saw substantive progress in 2010 on the F-35 Lightning II program, surpassing its goal of 394 test flights for the year. This 5th Generation radar-evading fighter is recognized by the Department of Defense and our allies as a game-changing asset designed to prevail in conflict quickly and bring our pilots home safely.

All three variants of the F-35 are engaged in flight testing and in November we received a contract to manufacture 31 aircraft, doubling the number of F-35s contracted under three previous orders. Additionally, in 2010, Canada and Israel selected the F-35 as their next-generation combat aircraft.

However, given delays on the F-35B Short Takeoff/Vertical Landing (STOVL) variant, Secretary of Defense Robert Gates announced in January 2011 that he would decouple testing of the STOVL aircraft from the Conventional Takeoff and Landing and Carrier variants in order to address performance and schedule issues. The Secretary has set a two-year probationary period for STOVL, and we are committed to meeting the Secretary's expectations. We recognize that there are three main areas of this program that require our attention: lowering development risks; improving momentum in the flight test program to demonstrate the airplane's superior capabilities; and accelerating production.

The U.S. Navy's first Littoral Combat Ship, the *USS Freedom*, was deployed in February 2010. Our second ship, the future *USS Fort Worth*, was christened and launched in December. Also in December, the U.S. Navy awarded the Lockheed Martin-led industry team one of two contracts to construct up to ten additional Littoral Combat Ships. Other accomplishments in 2010 include:

- The U.S. Special Operations Command awarded us a contract to provide comprehensive logistics support to forces deployed worldwide.

- We launched the first Advanced Extremely High Frequency (AEHF) satellite that will provide our armed services with highly protected global communications. We are currently under contract to provide three more AEHF satellites and the mission control segment to the U.S. Air Force.

- We completed the Critical Design Review for the next-generation Global Positioning System (GPS III) two months ahead of schedule.

- We processed and delivered 2010 U.S. Census data from more than 165 million forms on time and within budget.

- The Federal Aviation Administration (FAA) selected us to lead the modernization of the en route portion of its National Airspace System. This will be the foundation of the FAA's next-generation programs.

- Tests in 2010 proved key missile defense technologies. A Lockheed Martin-built system, installed aboard an aircraft, aimed a high-energy laser beam on a boosting ballistic missile, destroying the target; and our Aegis Ballistic Missile Defense System, deployed on a Japanese destroyer, intercepted a ballistic missile target above the atmosphere.

- We delivered the first production C-5M Super Galaxy in a major modernization program. This aircraft is the only strategic transport capable of flying directly from the United States to any area of operations without refueling.

Our ongoing efforts to win business from a mix of global customers led to a number of significant new orders internationally in 2010.

Israel, Kuwait, Oman, and Republic of Korea booked orders for C-130J airlifters; Finland ordered our airborne surveillance system; Vietnam ordered their second commercial communications satellite, VINASAT-2; and the Australian Tax Office selected Lockheed Martin to provide computing hardware, services, and support. These wins will help us meet our goal of expanding international business to 20 percent of annual revenue over the next several years.

Corporate Citizenship

Lockheed Martin is dedicated to exemplary corporate citizenship and the highest standards of ethical conduct. Our employees volunteered 1.2 million hours in 2010 in their communities, the sixth consecutive year that the people of Lockheed Martin have volunteered more than a million hours of service. These qualities in a Corporation and its people are vital to attracting the next generation of leaders.

We are pleased that our company is receiving recognition from industry observers. For the third consecutive year *Aviation Week* named Lockheed Martin as the top performing aerospace and defense company with revenues greater than $20 billion. We also earned a spot on *Newsweek*'s ranking of the most environmentally friendly companies, receiving the fourth highest Green Score among U.S. transport and aerospace companies.

The Way Forward: Leadership and Achievement

We have laid the groundwork for Lockheed Martin to grow and remain competitive. The path forward will not be easy and future success will demand attention to several crucial factors:

- The Core: We must astutely manage our core business and retain a strong well-aligned portfolio.
- Cash: Continued robust cash generation will give this company the flexibility to respond to changing business conditions and to assess growth opportunities.
- Customers: Building and maintaining solid relationships with our customers is critical to success. A commitment to our customers' missions will ensure that Lockheed Martin stays an industry leader in 2011 and the years to come.
- Costs: The cost of doing business and the allocation of every dollar will require careful scrutiny. We owe it to our customers to cut costs and deliver value in every program.
- Congress: We are eager to work with the new Congress and engage in a dialogue about the security challenges facing America and the world.
- Leadership: These imperatives can only be accomplished with firm and insightful leadership. Our leaders must deliver constant achievement and results; and that means no compromises on performance or integrity. We can never lose sight of the fact that our products and services must operate flawlessly – our customers depend on it, in many cases with their lives. Developing leaders and advancing a leadership culture at Lockheed Martin is absolutely necessary for this company to succeed.

As we lead this company through a rapidly changing business environment in 2011 and beyond, only excellence will suffice. Our customers, shareholders, employees, and our country and our allies, should expect nothing less. We will deliver the best because our customers and shareholders deserve it, and our employees are uniquely capable and proud to serve the cause of freedom and progress worldwide.

February 24, 2011



Robert J. Stevens
Chairman and Chief Executive Officer

Corporate Directory

(As of February 24, 2011)

Board of Directors

E. C. "Pete" Aldridge, Jr.
Former Under Secretary
of Defense

Nolan D. Archibald
Executive Chairman
of the Board
Stanley Black & Decker, Inc.

David B. Burritt
Retired Vice President and
Chief Financial Officer
Caterpillar Inc.

James O. Ellis, Jr.
President and
Chief Executive Officer
Institute of Nuclear Power
Operations

Thomas J. Falk
Chairman and
Chief Executive Officer
Kimberly-Clark Corporation

Gwendolyn S. King
President
Podium Prose
(A Washington, D.C. – based
Speaker's Bureau)

James M. Loy
Senior Counselor
The Cohen Group

Douglas H. McCorkindale
Retired Chairman
Gannett Co., Inc.

Joseph W. Ralston
Vice Chairman
The Cohen Group

Anne Stevens
Most recently, Chairman,
President and
Chief Executive Officer
Carpenter Technology
Corporation

Robert J. Stevens
Chairman and
Chief Executive Officer
Lockheed Martin Corporation

Executive Officers

Linda R. Gooden
Executive Vice President
Information Systems &
Global Solutions

Christopher J. Gregoire
Vice President and Controller

Ralph D. Heath
Executive Vice President
Aeronautics

Marillyn A. Hewson
Executive Vice President
Electronic Systems

Christopher E. Kubasik
President and
Chief Operating Officer

Maryanne R. Lavan
Senior Vice President,
General Counsel and
Corporate Secretary

Joanne M. Maguire
Executive Vice President
Space Systems

John C. McCarthy
Vice President and Treasurer

Robert J. Stevens
Chairman and
Chief Executive Officer

Bruce L. Tanner
Executive Vice President and
Chief Financial Officer

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 1-11437

LOCKHEED MARTIN CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**52-1893632**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6801 Rockledge Drive, Bethesda, Maryland 20817-1877 (301/897-6000)
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Approximately $28.1 billion as of June 27, 2010.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. Common Stock, $1 par value, 349,855,179 shares outstanding as of January 31, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Lockheed Martin Corporation's 2011 Definitive Proxy Statement are incorporated by reference in Part III of this Form 10-K.

LOCKHEED MARTIN CORPORATION

FORM 10-K
For the Fiscal Year Ended December 31, 2010

CONTENTS

LOCKHEED MARTIN CORPORATION

FORM 10-K
For the Fiscal Year Ended December 31, 2010

CONTENTS (continued)

PART I

ITEM 1. BUSINESS

General

Lockheed Martin Corporation is a global security company that is principally engaged in the research, design, development, manufacture, integration, and sustainment of advanced technology systems and products. We also provide a broad range of management, engineering, technical, scientific, logistic, and information services. We serve both domestic and international customers with products and services that have defense, civil, and commercial applications, with our principal customers being agencies of the U.S. Government. We were formed in 1995 by combining the businesses of Lockheed Corporation and Martin Marietta Corporation. We are a Maryland corporation.

In 2010, 84% of our $45.8 billion in net sales were made to the U.S. Government, either as a prime contractor or as a subcontractor. Our U.S. Government sales were made to both Department of Defense (DoD) and non-DoD agencies. Sales to foreign governments (including foreign military sales funded, in whole or in part, by the U.S. Government) amounted to 15% of net sales in 2010. The remainder of our net sales was attributable to commercial and other customers.

Our principal executive offices are located at 6801 Rockledge Drive, Bethesda, Maryland 20817-1877. Our telephone number is (301) 897-6000. Our website home page on the Internet is www.lockheedmartin.com. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Form 10-K.

Throughout this Form 10-K, we incorporate by reference information from parts of other documents filed with the Securities and Exchange Commission (SEC). The SEC allows us to disclose important information by referring to it in this manner, and you should review that information.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statement for our annual shareholders' meeting, as well as any amendments to those reports, available free of charge through our website as soon as reasonably practical after we electronically file that material with, or furnish it to, the SEC. You can learn more about us by reviewing our SEC filings. Our SEC filings can be accessed through the investor relations page of our website, www.lockheedmartin.com/investor. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information regarding SEC registrants, including Lockheed Martin Corporation.

Portfolio Shaping Activities

Periodically, we evaluate the Corporation's businesses and product and service offerings to determine if they are meeting strategic objectives and are aligned in the most optimal management structure. In 2010, we made decisions to divest two businesses, Pacific Architects and Engineers, Inc. (PAE) and most of our Enterprise Integration Group (EIG), and to realign other businesses into different lines of business or segments to increase operational efficiency. On November 22, 2010, we completed the divestiture of EIG. On February 22, 2011, we announced that we entered into a definitive agreement to sell PAE. We expect the transaction will close in the second quarter of 2011, subject to satisfaction of closing conditions. PAE's and EIG's operating results have been removed from our Information Systems & Global Solutions (IS&GS) segment and are reported in discontinued operations.

In 2010, our Electronic Systems segment realigned its lines of business which now operate as Mission Systems & Sensors (MS2), Missiles & Fire Control (M&FC), and Global Training & Logistics (GT&L). The realignment included the movement of two IS&GS businesses, Readiness & Stability Operations (RSO) and Savi Technology, Inc., to Electronic Systems. The realignment resulted in the combination of our ground vehicles programs, which were previously reported in the former Platforms & Training (P&T) line of business and included the Joint Light Tactical Vehicle program, with M&FC. We also realigned RSO and Savi Technology, Inc. with Electronic Systems' simulation, training and support business (previously included in the former P&T line of business) to form GT&L. We combined the remaining elements of the former P&T line of business with the former Maritime Systems & Sensors line of business to form MS2. The following description of our business segments reflects these activities.

Business Segments

We operate in four principal business segments: Aeronautics, Electronic Systems, IS&GS, and Space Systems. For more information concerning our segment presentation, including comparative segment sales, operating profits, and related financial information for 2010, 2009, and 2008, see Note 5 – Information on Business Segments beginning on page 61 of this Form 10-K.

Aeronautics

Aeronautics is engaged in the research, design, development, manufacture, integration, sustainment, support, and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles, and related technologies.

In 2010, net sales at Aeronautics of $13.2 billion represented 29% of our total net sales. Aeronautics has three principal lines of business, and the percentage that each contributed to its 2010 net sales was:


68%
12%
20%
Combat Aircraft
Air Mobility
Other Aeronautics Programs

Our customers include the military services and various government agencies of the United States and allied countries around the world. In 2010, U.S. Government customers accounted for 81% of Aeronautics' net sales, and foreign government customers accounted for 19%.

Combat Aircraft

Our Combat Aircraft business designs, develops, produces, and provides support for systems, logistics, upgrades, modifications, maintenance and repair. Our major fighter aircraft programs include:

- The F-35 Lightning II Joint Strike Fighter – international multi-role, stealth fighter;
- The F-22 Raptor – air dominance and multi-mission stealth fighter; and
- The F-16 Fighting Falcon – low-cost, combat-proven, international multi-role fighter.

Sales to the U.S. Government under the F-35 program were 12% of our total net sales in 2010. During 2010, we continued to work on the System Development and Demonstration (SDD) portion of the F-35 program, which we expect will continue into 2016. We also are producing aircraft under low-rate initial production contracts.

In 2010, we reached agreement with the DoD on the contract for the fourth production lot of 31 F-35 aircraft, bringing the total number of aircraft on order to 62. Also, the Israeli Government signed a letter of offer and acceptance with the U.S. Government for the procurement of F-35 aircraft. Israel is expected to be the first country to receive the F-35 aircraft through the U.S. Government foreign military sales process. For additional information on the F-35 program, see "Status of the F-35 Program" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26 of this Form 10-K.

Production of the F-22 is scheduled to be completed in 2012, with on-going modernization and sustainment activities continuing thereafter. We continue to produce F-16 aircraft for foreign governments under both foreign military and direct commercial sales.

Air Mobility

Our Air Mobility business designs, develops, produces, and provides support for systems, logistics, upgrades, modifications, maintenance and repair of tactical and strategic airlift aircraft. Our major programs include production, support, and sustainment of the C-130J Super Hercules, upgrade and support of the legacy C-130 Hercules worldwide fleet, support of the existing C-5A/B/C/M Galaxy fleet, and modernization of Galaxy aircraft to the C-5M Super Galaxy configuration.

Other Aeronautics Programs (Including Advanced Research and Development)

We are involved in advanced development programs incorporating innovative design and rapid prototype applications. Our Advanced Development Programs (ADP) organization, which includes the Skunk Works, is focused on future systems, including unmanned aerial systems and next generation capabilities for long-range strike, intelligence, surveillance, reconnaissance, situational awareness, and air mobility. We continue to explore technology advancement and insertion in existing aircraft, such as the F-35, F-22, F-16, and C-130. We also are involved in numerous network enabled activities that allow separate systems to work together to increase effectiveness, and continue to invest in new technologies to maintain and enhance competitiveness in military aircraft design and development. In addition, we provide logistics support, sustaining engineering, aviation upgrades, modifications, and maintenance, repair, and overhaul (MRO) for the P-3 Orion maritime patrol aircraft and the U-2 high-altitude reconnaissance aircraft.

Electronic Systems

Our Electronic Systems segment manages complex programs and designs, develops, produces, and integrates hardware and software solutions to ensure the mission readiness of armed forces and government agencies worldwide.

In 2010, net sales of $14.4 billion at Electronic Systems represented 31% of our total net sales. Electronic Systems has three principal lines of business, and the percentage each contributed to its 2010 net sales was:



44%
20%
36%
Mission Systems & Sensors
Missiles & Fire Control
Global Training & Logistics

Our customers include the military services and various government agencies of the United States and allied countries around the world. U.S. Government customers accounted for 71% and foreign government customers accounted for 26% of Electronics Systems' net sales in 2010.

Mission Systems & Sensors

MS2 provides ship systems integration, including command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) capability across shore-based command centers; surface ship and submarine combat systems; sea-based missile defense systems; sensors; tactical avionics; port traffic management systems; missile launching systems; aerostat surveillance systems; technologies associated with renewable energy systems; and supply-chain management programs and systems. Core programs include the Aegis Weapon System, which is a fleet defense system and a sea-based element of the U.S. missile defense system, and the Littoral Combat Ship, which is a surface combatant designed to operate in shallow waters.

Missiles & Fire Control

M&FC develops and produces land-based, air, and theater missile-defense systems, tactical battlefield missiles, electro-optical systems, fire-control and sensor systems, and precision-guided weapons and munitions. We also provide sustainment and logistic services in support of fire control and tactical missile programs. Core programs include the Terminal High Altitude Area Defense (THAAD) system, which is a transportable defensive missile system designed to engage targets both within and outside of the Earth's atmosphere, and the PAC-3 missile, which is an advanced defensive missile designed to intercept incoming airborne threats.

Global Training & Logistics

GT&L integrates mission-specific applications for fixed- and rotary-wing aircraft, including logistics and sustainment; missions operations support; readiness, engineering support, and integration services; and provides simulation and training services. We provide logistics support services for the U.S. Special Operations Forces and turnkey training solutions, including the Military Flying Training System for the British Royal Air Force, Royal Navy and Army Air Corps; and the Aircrew Training and Rehearsal Support program for the U.S. Air Force. We also manage and operate the Sandia National Laboratories for the U.S. Department of Energy.

Information Systems & Global Solutions

Our IS&GS segment provides management services, Information Technology (IT) solutions, and advanced technology expertise across a broad spectrum of applications to U.S. Government and other customers.

In 2010, net sales of $10.0 billion at IS&GS represented 22% of our total net sales. IS&GS has three principal lines of business, and the percentage that each contributed to its 2010 net sales was:



42%
32%
26%
Civil
Defense
Intelligence

In 2010, U.S. Government customers accounted for approximately 95% of IS&GS's net sales.

Civil

Our Civil line of business supports the nation's needs in the areas of human capital, data protection and sharing, financial services, energy and environment, health, security, space exploration, biometrics, and transportation. Its core programs include the En-Route Automation Modernization (ERAM) contract, which is a program to replace the Federal Aviation Administration's infrastructure with a modern automation environment that includes new functions and capabilities; the Hanford Mission Support contract which provides infrastructure and site support services to the Department of Energy; and the Decennial Response Integration System (DRIS 2010) contract, which provides a multi-channel system for collecting and analyzing the 2010 U.S. Census data, and which was substantially completed in 2010.

Defense

Our Defense line of business provides net-enabled situation awareness, and delivers communications and command and control capabilities through complex mission solutions to defense and international customers. Its core programs include the Command and Control, Battle Management, and Communications contract, a program to increase the integration of the Ballistic Missile Defense System, and the Airborne Maritime Fixed Joint Tactical Radio System contract, which provides software programmable tactical radios with voice, data, and video communications to Army, Navy, and Air Force platforms.

Intelligence

Our Intelligence line of business designs and integrates the complex, global systems that help our customers gather, analyze, and securely distribute critical intelligence data. Its core programs include a classified program to develop advanced intelligence processing, as well as various other classified programs.

Space Systems

Space Systems is engaged in the design, research and development, engineering, and production of satellites, strategic and defensive missile systems, and space transportation systems, including activities related to the planned replacement of the Space Shuttle.

In 2010, net sales of $8.2 billion at Space Systems represented approximately 18% of our total net sales. Space Systems has three principal lines of business, and the percentage that each contributed to its 2010 net sales was:



70%
14%
16%
Satellites
Strategic & Defensive Missile Systems
Space Transportation Systems

In 2010, U.S. Government customers accounted for approximately 97% of Space Systems' net sales.

Satellites

Our Satellites business designs, develops, manufactures, and integrates advanced technology satellite systems for government and commercial applications. It is responsible for various classified systems and services in support of vital national security systems. Its core programs include the Space-Based Infrared System (SBIRS) program, which provides the nation with enhanced worldwide missile launch detection and tracking capabilities; the Mobile User Objective System (MUOS), which is a next-generation narrow band satellite communication system for the U.S. Navy; the Advanced Extremely High Frequency (AEHF) system, which is the DoD's next generation of highly secure communications satellites; the Global Positioning Satellite III (GPS III) system, which is the next generation of global positioning satellites; and the Geostationary Operational Environmental Satellite R-Series (GOES-R), which is the National Oceanic and Atmospheric Administration's (NOAA) next generation of meteorological satellites.

Strategic & Defensive Missile Systems

Strategic & Defensive Missile Systems includes missile defense technologies and systems, and fleet ballistic missiles. We have been the sole supplier of strategic fleet ballistic missiles to the U.S. Navy since 1955. The Trident II D5 Fleet Ballistic Missile is the only current submarine-launched intercontinental ballistic missile in production in the United States. Under the targets and countermeasures program, we manage missile defense targets hardware and software for the Missile Defense Agency (MDA), providing realistic test environments for the system being developed by the MDA to defend against all classes of ballistic missiles.

Space Transportation Systems

Space Transportation Systems includes portions of the next generation human space flight system. We are National Aeronautics and Space Administration's (NASA) prime contractor for the design, test, build, integration, and operational capability of the Orion crew exploration vehicle, an advanced crew capsule design utilizing state-of-the-art technology for human exploration beyond low earth orbit. Through ownership interests in two joint ventures, Space Transportation Systems also includes expendable launch services for the U.S. Government (United Launch Alliance) and Space Shuttle processing activities (United Space Alliance). The Space Shuttle is expected to finish its final flight mission in 2011, and our programs involving its launch and processing activities will end at that time.

Competition

Our broad portfolio of products and services competes against the products and services of other large aerospace, defense, and information technology companies, as well as numerous smaller competitors (particularly in the IS&GS segment). We often form teams with other companies that are competitors in other areas to provide customers with the best mix of capabilities to address specific requirements. In some areas of our business, customer requirements are changing to encourage expanded competition, as with the commercial access to space initiative. Principal factors of competition include: affordability; technical and management capability; the ability to develop and implement complex, integrated system architectures; financing and total cost of ownership; release of technology; past performance; and our ability to provide timely solutions.

The competition for foreign sales is subject to a wide variety of additional U.S. Government stipulations (*e.g.*, export restrictions, market access, technology transfer, industrial cooperation, and contracting practices). We may compete against both domestic and foreign companies (or teams) for contract awards by foreign governments. International competitions also may be subject to different laws or contracting practices of foreign governments that may impact how we structure our bid for the procurement. In many international procurements, the purchasing government's relationship with the U.S. and its industrial cooperation programs are also important factors in determining the outcome of a competition. It is common for international customers to require contractors to comply with their industrial cooperation regulations, sometimes referred to as offset requirements, and we have undertaken foreign offset agreements as part of securing some international business. For more information concerning offset agreements, see "Contractual Commitments and Off-Balance Sheet Arrangements" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 39 of this Form 10-K.

Patents

We routinely apply for and own a substantial number of U.S. and foreign patents related to the products and services we provide. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. The U.S. Government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by our patents for government purposes. Unpatented research, development, and engineering skills also make an important contribution to our business. Although our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license, or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole.

Raw Materials and Seasonality

Aspects of our business require relatively scarce raw materials. We historically have been successful in obtaining the raw materials and other supplies needed in our manufacturing processes. We seek to manage raw materials supply risk through long-term contracts and by maintaining a stock of key materials in inventory.

Aluminum and titanium are important raw materials used in certain of our Aeronautics and Space Systems programs. Long-term agreements have helped enable a continued supply of aluminum and titanium. Carbon fiber is an important ingredient in the composite material that is used in our Aeronautics programs, such as the F-35. Nicalon fiber also is a key material used on the F-22 aircraft. One type of carbon fiber and the nicalon fiber that we use currently are only available from single-source suppliers. Aluminum lithium, which we use for F-16 structural components, also is currently only available from limited sources. We have been advised by some suppliers that pricing and the timing of availability of materials in some commodities markets can fluctuate widely. These fluctuations may negatively affect price and the availability of certain materials, including titanium. While we do not anticipate material problems regarding the supply of our raw materials and believe that we have taken appropriate measures to mitigate these variations, if key materials become unavailable or if pricing fluctuates widely in the future, it could result in delay of one or more of our programs, increased costs, or reduced award fees.

No material portion of our business is considered to be seasonal. Various factors can affect the distribution of our sales between accounting periods, including the timing of government awards, the availability of government funding, product deliveries, and customer acceptance.

Government Contracts and Regulation

Our businesses are heavily regulated in most of our fields of endeavor. We deal with numerous U.S. Government agencies and entities, including all branches of the U.S. military, the Departments of Defense, Homeland Security, Justice, Commerce, Health and Human Services, Transportation, and Energy, the U.S. Postal Service, the Social Security Administration, the Federal Aviation Administration, NASA, the Environmental Protection Agency (EPA), the National Archives, and the Library of Congress. Similar government authorities exist in other countries and regulate our international efforts.

We must comply with and are affected by laws and regulations relating to the formation, administration, and performance of U.S. Government and other contracts. These laws and regulations, among other things:

- require certification and disclosure of all cost or pricing data in connection with certain contract negotiations;
- impose specific and unique cost accounting practices that may differ from U.S. generally accepted accounting principles (GAAP) and therefore require reconciliation;
- impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts;
- restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and
- require the use of earned valued management systems (EVMS) for managing cost and schedule performance on certain complex programs.

For additional discussion of government contracting laws and regulations, see "Risk Factors" beginning on page 10 and "Industry Considerations" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 23 of this Form 10-K.

A portion of our business is classified by the U.S. Government and cannot be specifically described. The operating results of these classified programs are included in our consolidated financial statements. The business risks associated with classified programs historically have not differed materially from those of our other government programs.

Backlog

At December 31, 2010, our total negotiated backlog was $78.2 billion compared with $77.2 billion at the end of 2009. Of our total 2010 year-end backlog, approximately $43.8 billion, or 56%, is not expected to be filled within one year.

Our backlog includes both funded (unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer – Congress, in the case of U.S. Government agencies) and unfunded (firm orders for which funding has not been appropriated) amounts. We do not include unexercised options or potential indefinite-delivery, indefinite-quantity (IDIQ) orders in our backlog. If any of our contracts were to be terminated, our backlog would be reduced by the expected value of the remaining terms of such contracts. Funded backlog was $49.7 billion at December 31, 2010. The backlog for each of our business segments is provided as part of Management's Discussion and Analysis of Financial Condition and Results of Operations – "Discussion of Business Segments" beginning on page 29 of this Form 10-K.

Research and Development

We conduct research and development activities under customer-funded contracts and with our own independent research and development funds. Our independent research and development costs include basic research, applied research, development, systems, and other concept formulation studies. These costs generally are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Corporation-sponsored product development costs not otherwise allocable are charged to expense when incurred. Under certain arrangements in which a customer shares in product development costs, our portion of the unreimbursed costs is expensed as incurred. Independent research and development costs charged to costs of sales were $638 million in 2010, $724 million in 2009, and $698 million in 2008. See "Research and development and similar costs" in Note 1 – Significant Accounting Policies on page 57 of this Form 10-K.

Employees

At December 31, 2010, we had approximately 132,000 employees, over 90% of whom were located in the U.S. We have a continuing need for numerous skilled and professional personnel to meet contract schedules and obtain new and ongoing orders for our products. The majority of our employees possess a security clearance. The demand for workers with security clearances who have specialized engineering, information technology, and technical skills within the aerospace, defense, and information technology industries is likely to remain high for the foreseeable future, while growth of the pool of trained individuals with those skills has not matched demand. As a result, we are competing with other companies with similar needs in hiring skilled employees. Management considers employee relations to be good.

Approximately 15% of our employees are covered by any one of approximately 70 separate collective bargaining agreements with various unions. A number of our existing collective bargaining agreements expire in any given year. Historically, we have been successful in renegotiating expiring agreements without any material disruption of operating activities.

Forward-Looking Statements

This Form 10-K contains statements that, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of federal securities law. The words believe, estimate, anticipate, project, intend, expect, plan, outlook, scheduled, forecast, and similar expressions are intended to help identify forward-looking statements.

Statements and assumptions with respect to future sales, income and cash flows, program performance, the outcome of litigation, environmental remediation cost estimates, and planned acquisitions or dispositions of assets are examples of forward-looking statements. Numerous factors, including potentially the risk factors described in the following section, could affect our forward-looking statements and actual performance.

ITEM 1A. RISK FACTORS

An investment in our common stock or debt securities involves risks and uncertainties. We seek to identify, manage, and mitigate risks to our business, but risk and uncertainty cannot be eliminated or necessarily predicted. You should consider the following factors carefully, in addition to the other information contained in this Form 10-K, before deciding to purchase our securities.

We depend heavily on U.S. Government contracts. A decline or reprioritization of funding in the U.S. defense budget, that of other customers, or delays in the budget process could adversely affect our ability to grow or maintain our sales, earnings, and cash flow.

We derived 84% of our sales from U.S. Government customers in 2010, including both defense and non-defense agencies. We expect to continue to derive most of our sales from work performed under U.S. Government contracts. Those contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal-year basis even though contract performance may extend over many years.

The programs in which we participate must compete with other programs and policy imperatives for consideration during the budget and appropriation process. Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on U.S. and international customer budgets. While we believe that our programs are well aligned with national defense and other priorities, shifts in domestic and international spending and tax policy, changes in security, defense, and intelligence priorities, the affordability of our products and services, general economic conditions and developments, and other factors may affect a decision to fund or the level of funding for existing or proposed programs.

Under such conditions, large or complex programs are potentially subject to increased scrutiny, particularly those programs that have experienced performance challenges. Our largest program, the F-35 Lightning II Joint Strike Fighter program, represented 12% of our sales in 2010, and is expected to represent a higher percentage of our sales in future years. The DoD completed a technical baseline review of the System Development and Demonstration (SDD) portion of the F-35 program and made a recommendation to the office of the Secretary of Defense to restructure the program to address cost and schedule risk. The restructuring was announced by the Secretary of Defense on January 6, 2011 (see "Status of the F-35 Program" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26 of this Form 10-K).

We offer a diverse range of defense, homeland security, and information technology products and services. We believe that this makes it less likely that cuts in any specific contract or program will have a long-term effect on our business; however, termination of multiple or large programs or contracts could adversely affect our business and future financial performance. We could incur expenses beyond those that would be reimbursed if one or more of our existing contracts were terminated for convenience due to lack of funding or other reasons. Potential changes in funding priorities may afford new or additional opportunities for our businesses in terms of existing, follow-on, or replacement programs. While we would expect to compete, and be well positioned as the incumbent on existing programs, we may not be successful, or the replacement programs may be funded at lower levels.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year (September 30), government operations typically are funded through a continuing resolution that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of products and services. The U.S. Government is currently operating under a continuing resolution that is effective through March 4, 2011, and its budget for 2011 has not been finalized. This historically has not had a material effect on our business; however, should the continuing resolution be prolonged further or extended through the entire government fiscal year, it may cause procurement awards to shift and could cause our revenues to vary between periods from that projected.

We are subject to a number of procurement rules and regulations. Our business and our reputation could be adversely affected if we fail to comply with those rules.

We must comply with and are affected by laws and regulations relating to the award, administration, and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. A violation of specific laws and regulations could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, or debarment from bidding on contracts.

In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any of our government contracts and subcontracts either at its convenience or for default based on performance. Upon termination for convenience of a fixed-price type contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process, and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost-reimbursable contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. Allowable costs would include our cost to terminate agreements with our suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation. We attempt to ensure that adequate funds are available by notifying the customer when its estimated costs, including those associated with a possible termination for convenience, approach levels specified as being allotted to its programs. As funds are typically appropriated on a fiscal-year basis and as the costs of a termination for convenience may exceed the costs of continuing a program in a given fiscal year, occasionally on-going programs do not have sufficient funds appropriated to cover the termination costs were the government to terminate them for convenience. Under such circumstances, the U.S. Government could assert that it is not required to appropriate additional funding under these circumstances.

A termination arising out of our default may expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, on those contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, notwithstanding the quality of our services as a subcontractor.

In addition, our U.S. Government contracts typically span one or more base years and multiple option years. The U.S. Government generally has the right not to exercise option periods and may not exercise an option period if the agency is not satisfied with our performance on the contract.

U.S. Government agencies, including the Defense Contract Audit Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure, and compliance with applicable laws, regulations, and standards. The U.S. Government also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's management, purchasing, property, estimating, EVMS, compensation, accounting, budgeting, billing, labor, and information systems (for discussion of the EVMS system at our Fort Worth location, see "Status of the F-35 Program" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26 of this Form 10-K). Any costs found to be misclassified may be subject to repayment. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight exists in most other countries where we conduct business.

Increased competition and bid protests in a budget-constrained environment may make it more difficult to grow or maintain our sales, earnings, and cash flow.

As a leader in defense and global security, we have a large number of programs for which we are the incumbent contractor. A substantial portion of our business is awarded through competitive bidding. The U.S. Government increasingly has relied upon competitive contract award types, including IDIQ, GSA Schedule, and other multi-award contracts, which has the potential to create pricing pressure and increase our cost by requiring that we submit multiple bids and proposals. The competitive bidding process entails substantial costs and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors. Following award, we may encounter significant expenses, delays, contract modifications, or even loss of the contract if our competitors protest or challenge contracts that are awarded to us. Multi-award contracts require that we make sustained efforts to obtain task orders under the contract. We are facing increased competition, particularly in information technology and cyber security, from non-traditional competitors outside of the aerospace and defense industry. At the same time, our customers are facing budget constraints, trying to do more with less by cutting costs, identifying more affordable solutions, and reducing product development cycles. Many consumer oriented companies outside the security industry are used to much shorter product development cycles. To remain competitive, we consistently must provide superior performance, advanced technology solutions, and service at an affordable cost and with the agility that our customers require to satisfy their mission objectives.

International sales may pose different risks.

In 2010, our sales to foreign governments (including foreign military sales funded, in whole or in part, by the U.S. Government) were 15% of net sales. As a company, we have a goal to grow international sales over the next several years. Our international business may pose risks that are different, and potentially greater, than those encountered in our domestic business due to the potential for greater volatility in foreign economic and political environments. International procurement rules and regulations, contract laws and regulations, and contractual terms are different from those in the United States, and may be interpreted differently by foreign courts. Our international business is highly sensitive to changes in foreign national priorities and government budgets, and may be further affected by global economic conditions and fluctuations in foreign currency exchange rates. Sales of military products are affected by defense budgets (both in the U.S. and abroad) and U.S. foreign policy.

Sales of our products and services internationally are subject to U.S. and local government regulations and procurement policies and practices including regulations relating to import-export control. Violations of export control rules could result in suspension of our ability to export items from one or more business units or the entire Corporation. Depending on the scope of the suspension, this could have a material effect on our ability to perform certain international contracts. There also are U.S. and international regulations relating to investments, exchange controls, taxation, and repatriation of earnings, as well as currency, political, and economic risks. We also frequently team with international subcontractors and suppliers who are exposed to similar risks.

In international sales, we face substantial competition from both domestic manufacturers and foreign manufacturers whose governments sometimes provide research and development assistance, marketing subsidies, and other assistance for their products.

Some international customers require contractors to comply with industrial cooperation regulations and enter into industrial cooperation agreements, sometimes referred to as offset agreements. Offset agreements may require in-country purchases, manufacturing, and financial support projects as a condition to obtaining orders or other arrangements. Offset agreements generally extend over several years and may provide for penalties in the event we fail to perform in accordance with offset requirements. See "Contractual Commitments and Off-Balance Sheet Arrangements" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 39 of this Form 10-K.

Our business involves significant risks and uncertainties that may not be covered by indemnity or insurance.

A significant portion of our business relates to designing, developing, and manufacturing advanced defense and technology systems and products. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive loss of life or property damage. Accordingly, we also may incur liabilities that are unique to our products and services, including combat and air mobility aircraft, missile and space systems, command and control systems, air traffic control management systems, cyber security, homeland security, and training programs. In some, but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers, either through contractual provisions, qualification of our products and services by the Department of Homeland Security under the SAFETY Act provisions of the Homeland Security Act of 2002, or otherwise. The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities.

Substantial claims resulting from an accident, failure of our product or service, or other incident, or liability arising from our products and services in excess of any indemnity and our insurance coverage (for which indemnity or insurance is not available or not obtained) could harm our financial condition, cash flows, or operating results. Any accident, even if fully indemnified or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively. It also could affect the cost and availability of adequate insurance in the future.

Our earnings and margins may vary based on the mix of our contracts and programs, our performance, and our ability to control costs.

Our earnings and margins may vary materially depending on the types of long-term government contracts undertaken, the nature of the products produced or services performed under those contracts, the costs incurred in performing the work, the achievement of other performance objectives, and the stage of performance at which the right to receive fees is finally determined (particularly under award and incentive fee contracts). Changes in procurement policy favoring new, accelerated, or more incentive-based fee arrangements or different award fee criteria may affect the predictability of our profit rates.

Our backlog includes a variety of contract types which are intended to address changing risk and reward profiles as a program matures. Contract types include cost-reimbursable, fixed-price incentive, fixed-price, and time-and-materials contracts. Contracts for development programs that have complex design and technical challenges are typically cost-reimbursable. Under cost-reimbursable contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. In these cases, the associated financial risks primarily relate to a reduction in fees, and the program could be cancelled if cost, schedule, or technical performance issues arise.

Other contracts in backlog are for the transition from development to production (*e.g.,* Low Rate Initial Production), which includes the challenge of starting and stabilizing a manufacturing production and test line while the final design is being validated. These generally are cost-reimbursable or fixed-price incentive contracts, although there is a current stated U.S. Government preference for fixed-price incentive contracts. Under a fixed-price incentive contract, the allowable costs incurred are eligible for reimbursement, but are subject to a cost-share limit which affects profitability. If our costs exceed the contract target cost or are not allowable under the applicable regulations, we may not be able to obtain reimbursement for all costs and may have our fees reduced or eliminated.

There are also contracts for production as well as operations and maintenance of the delivered products that have the challenge of achieving a stable production and delivery rate, while maintaining operability of the product after delivery. These contracts are mainly fixed-price, although some operations and maintenance contracts are time and materials-type. Under fixed-price contracts, we receive a fixed price despite the actual costs we incur. We have to absorb any costs in excess of the fixed price. Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses.

The failure to perform to customer expectations and contract requirements may result in reduced fees and affect our financial performance in that period. Under each type of contract, if we are unable to control costs, our operating results could be adversely affected, particularly if we are unable to justify an increase in contract value to our customers. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards.

If our subcontractors, suppliers, or teaming agreement or joint venture partners fail to perform their obligations, our performance and our ability to win future business could be harmed.

Many of our contracts involve subcontracts or teaming arrangements with other companies upon which we rely to perform a portion of the services that we must provide to our customers. We also sometimes bid for and contract work through joint ventures, rather than through subcontract or teaming arrangements. There is a risk that we may have disputes with our subcontractors, teammates, or venture members, including disputes regarding the quality and timeliness of work performed, the workshare provided to that party, customer concerns about the other party's performance, our failure to extend existing task orders or issue new task orders, or our hiring of the personnel of a subcontractor, teammate, or venture member, or vice versa. In addition, the contracting parties on which we rely may be affected by changes in the economic environment and constraints on available financing to meet their performance requirements or provide needed supplies on a timely basis. A failure by one or more of those contracting parties to provide the agreed-upon supplies or perform the agreed-upon services on a timely basis may affect our ability to perform our obligations. Contracting party performance deficiencies may affect our operating results and could result in a customer terminating our contract for default. A default termination could expose us to liability and affect our ability to compete for future contracts and orders.

The funding and costs associated with our pension and postretirement medical plans may temporarily impact our cash flow and cause our earnings and stockholders' equity to fluctuate significantly from year to year.

A substantial portion of our current and retired employee population is covered by pension and postretirement medical plans. The amount that we are required to fund and the costs of these plans are dependent upon various factors, including the actual market rate of return on plan assets, discount rates, plan participant population demographics, and future legislative and government regulatory requirements. Changes in these factors affect our plan funding, cash flow, and earnings. For more information on how these factors could impact earnings and stockholders' equity, see "Critical Accounting Policies – Postretirement Benefit Plans" in Management Discussion and Analysis of Financial Conditions and Results of Operations beginning on page 43 of this Form 10-K.

We generally are able to recover these costs as allowable costs on our U.S. Government contracts, but there are delays between when we contribute cash to the plans and recover it under government cost accounting rules. The Pension Protection Act required the Cost Accounting Standards (CAS) Board to modify its pension accounting rules to better align the recovery of pension contributions on U.S. Government contracts with the new accelerated funding required by the Act. The CAS Board has proposed changes to its pension accounting rules, but final rules are not expected to be effective until after 2011.

In recent years, we have taken certain actions to mitigate the effect of our defined benefit pension plans on our financial results, including no longer offering a defined benefit pension plan to new, non-represented employees, and making substantial discretionary cash contributions to the existing plans to improve their funded status. In 2010, we contributed $2.2 billion to our defined benefit pension plans.

If we fail to manage acquisitions, divestitures, and other transactions successfully, our financial results, business, and future prospects could be harmed.

In pursuing our business strategy, we routinely conduct discussions, evaluate targets, and enter into agreements regarding possible acquisitions, divestitures, joint ventures, and equity investments. As part of our business strategy, we seek to identify acquisition or investment opportunities that will expand or complement our existing products and services, or customer base, at attractive valuations. We often compete with others for the same opportunities. To be successful, we must conduct due diligence to identify valuation issues and potential loss contingencies, negotiate transaction terms, complete and close complex transactions, and manage post-closing matters (*e.g.*, integrate acquired companies and employees, realize anticipated operating synergies, and improve margins) efficiently and effectively. Acquisition, divestiture, joint venture, and investment transactions often require substantial management resources and have the potential to divert our attention from our existing business. Unidentified pre-closing liabilities could affect our future financial results.

Joint ventures or equity investments operate under shared control with other parties. Under the equity method of accounting for nonconsolidated joint ventures and investments, we recognize our share of the operating results of these ventures in our results of operations. Our operating results may be affected by the performance of businesses over which we do not exercise control. For example, approximately 25% of the profit from our Space Systems business segment is derived from its equity investments in two joint ventures (see "Space Transportation Systems" on page 8 of this Form 10-K). Management closely monitors the results of operations and cash flows generated by these investees.

Our business could be negatively affected by security threats or other disruptions.

As a U.S. defense contractor, we face security threats, including threats to our information technology infrastructure, attempts to gain access to our proprietary or classified information, threats to physical security of our facilities and employees, and terrorist acts, as well as the potential for business disruptions associated with information technology failures, natural disasters, or public health crises. The costs related to these events may not be fully insured or indemnified by other means. Business disruptions could adversely affect our internal operations, the services we provide to customers, our financial results, our reputation, or our stock price.

Unforeseen environmental costs could affect our future earnings as well as the affordability of our products and services.

Our operations are subject to and affected by a variety of federal, state, local, and foreign environmental protection laws and regulations. We are involved in environmental responses at some of our facilities and former facilities, and at third-party sites not owned by us where we have been designated a potentially responsible party by the Environmental Protection Agency (EPA) or by a state agency. In addition, we could be affected by future regulations imposed in response to concerns over climate change or environmental resources, and by other actions commonly referred to as "green initiatives." We have an ongoing comprehensive program to reduce the effects of our operations on the environment.

We manage various government-owned facilities on behalf of the government. At such facilities, environmental compliance and remediation costs historically have been the responsibility of the government, and we have relied (and continue to rely with respect to past practices) upon government funding to pay such costs. Although the government remains responsible for capital and operating costs associated with environmental compliance, responsibility for fines and penalties associated with environmental noncompliance typically are borne by either the government or the contractor, depending on the contract and the relevant facts. Some environmental laws include criminal provisions. An environmental law conviction could affect our ability to be awarded future, or perform existing, U.S. Government contracts.

We have incurred and will likely continue to incur liabilities under various federal, state, local, and foreign statutes for environmental protection and remediation. The extent of our financial exposure cannot in all cases be reasonably estimated at this time. Among the variables management must assess in evaluating costs associated with these cases and remediation sites generally are the status of site assessment, extent of the contamination, impacts on natural resources, changing cost estimates, evolution of technologies used to remediate the site, and continually evolving governmental environmental standards and cost allowability issues. In January 2011, both the EPA and the California Office of Environmental Health Hazard Assessment announced plans to regulate two chemicals, perchlorate and hexavalent chromium, to a level that is expected to be substantially lower than the existing standard established in California. The rulemaking process is a lengthy one that takes one or more years to complete. If a substantially lower standard is adopted, we would expect a material increase in our cost estimates for remediation at several existing sites. For information regarding these matters, including current estimates of the amounts that we believe are required for remediation or cleanup to the extent probable and estimable, see "Critical Accounting Policies - Environmental Matters" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 45 and Note 14 – Legal Proceedings, Commitments, and Contingencies beginning on page 78 of this Form 10-K.

We are involved in a number of legal proceedings. We cannot predict the outcome of litigation and other contingencies with certainty.

Our business may be adversely affected by the outcome of legal proceedings and other contingencies (including environmental remediation costs) that cannot be predicted with certainty. As required by GAAP, we estimate material loss contingencies and establish reserves based on our assessment of contingencies where liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a liability or as a reserve against assets in our financial statements. For a description of our current legal proceedings, see Item 3 – Legal Proceedings beginning on page 17 and Note 14 – Legal Proceedings, Commitments, and Contingencies beginning on page 78 of this Form 10-K.

In order to be successful, we must attract and retain key employees.

Our business has a continuing need to attract large numbers of skilled personnel, including personnel holding security clearances, to support the growth of the enterprise and to replace individuals who have terminated employment due to retirement or other reasons. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting, or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet. We increasingly compete with commercial technology companies outside of the aerospace and defense industry for qualified technical and scientific positions as the number of qualified domestic engineers is decreasing. To the extent that these companies grow faster in a recovering economy than our industry, or face fewer cost and product pricing constraints, they may be able to offer higher compensation to job candidates or our existing employees. To the extent that we lose experienced personnel through wage competition, normal attrition, or specific actions (such as the Voluntary Executive Separation Program (see Note 3 – Restructuring and Other Activities beginning on page 59 of this Form 10-K), business realignments, or divestitures), we must successfully manage the transfer of critical knowledge from those individuals. We also must manage leadership development and succession planning throughout our business. To the extent that we are unable to attract, develop, retain, and protect leadership talent successfully, we could experience business disruptions and impair our ability to achieve business objectives.

Historically, where employees are covered by collective bargaining agreements with various unions, we have been successful in negotiating renewals to expiring agreements without any material disruption of operating activities. This does not assure, however, that we will be successful in our efforts to negotiate renewals of our existing collective bargaining agreements when they expire. If we were unsuccessful in those efforts, there is the potential that we could incur unanticipated delays or expenses in the programs affected by any resulting work stoppages.

Our estimates, forward-looking statements, and projections may prove to be inaccurate.

The accounting for some of our most significant activities is based on judgments and estimates, which are complex and subject to many variables. For example, accounting for sales using the percentage-of-completion method requires that we assess risks and make assumptions regarding schedule, cost, technical, and performance issues for each of our thousands of contracts, many of which are long-term in nature. Another example is the goodwill asset recorded on our balance sheet which is subject to annual impairment testing. If we experience changes that negatively affect the expected cash flows of a reporting unit, we may be required to write off all or portion of the related goodwill. Changes in U.S. or foreign tax laws, including possibly with retroactive effect, and audits by tax authorities could result in unanticipated increases in our tax expense and lower profitability and cash flows. Actual financial results could differ from our judgments and estimates. Refer to "Critical Accounting Policies" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 41, and Note 1 – Significant Accounting Policies beginning on page 55 of this Form 10-K for a complete discussion of our significant accounting policies and use of estimates.

Our future financial results likely will be different from those projected due to the inherent nature of projections, and may be better or worse than expected. Given these uncertainties, you should not rely on forward-looking statements. The forward-looking statements contained in this Form 10-K speak only as of the date of this Form 10-K. We expressly disclaim a duty to provide updates to forward-looking statements after the date of this Form 10-K to reflect the occurrence of subsequent events, changed circumstances, changes in our expectations, or the estimates and assumptions associated with them. The forward-looking statements in this Form 10-K are intended to be subject to the safe harbor protection provided by the federal securities laws.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At December 31, 2010, we operated in 545 locations (including offices, manufacturing plants, warehouses, service centers, laboratories, and other facilities) throughout the United States and internationally. Of these, we owned 43 locations aggregating approximately 30 million square feet, and leased space at 502 locations aggregating approximately 26 million square feet. We also manage or occupy various government-owned facilities under leases and various other arrangements. The U.S. Government also furnishes equipment that we use in some of our businesses.

At December 31, 2010, our business segments occupied facilities at the following major locations that housed in excess of 500,000 square feet of floor space:

- **Aeronautics** – Palmdale, California; Marietta, Georgia; Greenville, South Carolina; and Fort Worth and San Antonio, Texas.
- **Electronic Systems** – Camden, Arkansas; Orlando, Florida; Baltimore, Maryland; Eagan, Minnesota; Moorestown/Mt. Laurel, New Jersey; Albuquerque, New Mexico; Owego and Syracuse, New York; Akron, Ohio; Grand Prairie, Texas; and Manassas, Virginia.
- **Information Systems & Global Solutions** – Goodyear, Arizona; San Jose and Sunnyvale, California; Colorado Springs and Denver, Colorado; Gaithersburg and Rockville, Maryland and other locations within the Washington, D.C. metropolitan area; Valley Forge, Pennsylvania; and Houston, Texas.
- **Space Systems** – Sunnyvale, California; Denver, Colorado; and Newtown, Pennsylvania.
- **Corporate activities** – Lakeland, Florida and Bethesda, Maryland.

The following is a summary of our floor space by business segment at December 31, 2010:

(Square feet in millions)	*Owned*	*Leased*	*Government-Owned*	*Total*
Aeronautics	5.2	3.7	15.2	24.1
Electronic Systems	10.3	11.5	7.1	28.9
Information Systems & Global Solutions	2.6	7.9	—	10.5
Space Systems	8.6	1.6	.9	11.1
Corporate activities	2.9	.8	—	3.7
Total	29.6	25.5	23.2	78.3

Some of our owned properties, primarily classified under Corporate activities, are leased to third parties. In the area of manufacturing, most of the operations are of a job-order nature, rather than an assembly line process, and productive equipment has multiple uses for multiple products. Management believes that all of our major physical facilities are in good condition and are adequate for their intended use.

ITEM 3. LEGAL PROCEEDINGS

We are a party to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment. We believe the probability is remote that the outcome of these matters will have a material adverse effect on the Corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on our net earnings in any particular quarter. We cannot predict the outcome of legal proceedings with certainty. These matters include the proceedings summarized in Note 14 – Legal Proceedings, Commitments, and Contingencies beginning on page 78 of this Form 10-K.

From time-to-time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with applicable regulatory requirements. U.S. Government investigations of us, whether relating to government contracts or conducted for other reasons, could result in administrative, civil, or criminal liabilities, including repayments, fines, or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. Government contracting. U.S. Government investigations often take years to complete and many result in no adverse action against us.

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. As a result, we are a party to or have our property subject to various lawsuits or proceedings involving environmental protection matters. Due in part to their complexity and pervasiveness, such requirements have resulted in us being involved with related legal proceedings, claims, and remediation obligations. The extent of our financial exposure cannot in all cases be reasonably estimated at this time. For information regarding these matters, including current estimates of the amounts that we believe are required for remediation or clean-up to the extent estimable, see "Critical Accounting Policies – Environmental Matters" in Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 45, and Note 14 – Legal Proceedings, Commitments, and Contingencies beginning on page 78 of this Form 10-K.

ITEM 4. (Removed and Reserved)

ITEM 4(a). EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are listed below, as well as information concerning their age at December 31, 2010, positions and offices held with the Corporation, and principal occupation and business experience over the past five years. There were no family relationships among any of our executive officers and directors. All officers serve at the pleasure of the Board of Directors.

Linda R. Gooden (57), Executive Vice President – Information Systems & Global Solutions

Ms. Gooden has served as Executive Vice President – Information Systems & Global Solutions since January 2007. She previously served as Deputy Executive Vice President – Information & Technology Services from October 2006 to December 2006, and President, Lockheed Martin Information Technology from September 1997 to December 2006.

Christopher J. Gregoire (42), Vice President and Controller (Chief Accounting Officer)

Mr. Gregoire has served as Vice President and Controller (Chief Accounting Officer) since March 2010. He previously was employed by Sprint Nextel Corporation from August 2006 to May 2009, most recently as Principal Accounting Officer and Assistant Controller, and was a partner at Deloitte & Touche LLP from September 2003 to July 2006.

Ralph D. Heath (62), Executive Vice President – Aeronautics

Mr. Heath has served as Executive Vice President – Aeronautics since January 2005.

Marillyn A. Hewson (57), Executive Vice President – Electronic Systems

Ms. Hewson has served as Executive Vice President – Electronic Systems since January 2010. She previously served as President, Systems Integration – Owego from September 2008 to December 2009; Executive Vice President – Global Sustainment for Aeronautics from February 2007 to September 2008; President, Lockheed Martin Logistics Services Company from January 2007 to February 2007; and President and General Manager, Kelly Aviation Center, L.P. from August 2004 to January 2007.

Christopher E. Kubasik (49), President and Chief Operating Officer

Mr. Kubasik has served as President and Chief Operating Officer since January 2010. He previously served as Executive Vice President – Electronic Systems from September 2007 to December 2009, and as Chief Financial Officer from February 2001 to August 2007.

Maryanne R. Lavan (51), Senior Vice President, General Counsel, and Corporate Secretary

Ms. Lavan has served as Senior Vice President and General Counsel since June 2010 and Corporate Secretary since September 2010. She previously served as Vice President – Internal Audit from February 2007 to June 2010, and Vice President – Ethics and Business Conduct from October 2003 to February 2007.

Joanne M. Maguire (56), Executive Vice President – Space Systems

Ms. Maguire has served as Executive Vice President – Space Systems since July 2006. She previously served as Vice President and Deputy of Lockheed Martin Space Systems Company from July 2003 to June 2006.

John C. McCarthy (63), Vice President and Treasurer

Mr. McCarthy has served as Vice President and Treasurer since April 2006. He previously served as Vice President of Finance and Business Operations for Aeronautics from March 2000 to March 2006.

Robert J. Stevens (59), Chairman and Chief Executive Officer

Mr. Stevens has served as Chairman of the Board since April 2005 and Chief Executive Officer since August 2004, and previously served as President from October 2000 to December 2009.

Bruce L. Tanner (51), Executive Vice President and Chief Financial Officer

Mr. Tanner has served as Executive Vice President and Chief Financial Officer since September 2007. He previously served as Vice President of Finance and Business Operations for Aeronautics from April 2006 to August 2007, and Vice President of Finance and Business Operations for Electronic Systems from May 2002 to March 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

At January 31, 2011, we had 36,328 holders of record of our common stock, par value $1 per share. Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol LMT. Information concerning the stock prices based on intra-day trading prices as reported on the NYSE composite transaction tape and dividends paid during the past two years is as follows:

Common Stock – Dividends Paid Per Share and Market Prices

	Dividends Paid Per Share		*Market Prices (High-Low)*	
Quarter	***2010***	*2009*	***2010***	*2009*
First	**$ .63**	$ .57	**$87.18 – $73.61**	$85.90 – $57.41
Second	**.63**	.57	**87.06 – 74.36**	87.06 – 65.21
Third	**.63**	.57	**76.34 – 68.19**	82.92 – 72.20
Fourth	**.75**	.63	**73.70 – 67.68**	79.65 – 67.39
Year	**$2.64**	$2.34	**$87.18 – $67.68**	$87.06 – $57.41

Stockholder Return Performance Graph

The following graph compares the total return on a cumulative basis of $100 invested in Lockheed Martin common stock on December 31, 2005 to the Standard and Poor's (S&P) Aerospace & Defense Index and the S&P 500 Index.


250
200
150
100
50
-
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
LMT
S&P 500
S&P Aero

The S&P Aerospace & Defense Index comprises General Dynamics Corporation, Goodrich Corporation, Honeywell International, Inc., ITT Corporation, L3 Communications Holdings, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, Precision Castparts Corporation, Raytheon Company, Rockwell Collins, Inc., The Boeing Company, and United Technologies Corporation. The stockholder return performance indicated on the graph is not a guarantee of future performance.

This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act of 1933 or the Exchange Act.

Issuer Purchases of Equity Securities

The following table provides information about our repurchases of common stock during the three-month period ended December 31, 2010.

Period	*Total Number of Shares Purchased*	*Average Price Paid Per Share*	*Total Number of Shares Purchased as Part of Publicly Announced Programs* [(a)]	*Amount Available for Future Share Repurchases Under the Programs (in millions)* [(b)]
October (September 27, 2010 – October 31, 2010)	1,974,035	$70.94	1,974,035	$ —
November (November 1, 2010 – November 28, 2010)	4,283,400	69.77	4,283,400	2,701
December (November 29, 2010 – December 31, 2010)	6,893,646	69.19	6,893,646	2,224

(a) We repurchased a total of 1,974,035 shares of our common stock for approximately $140 million during the quarter ended December 31, 2010 under a share repurchase program that we announced in October 2002, and 11,177,046 shares for approximately $776 million under a new share repurchase program that was authorized in October 2010 as described in (b) below.

(b) In October 2010, our Board of Directors approved a new share repurchase program for the repurchase of our common stock from time-to-time, authorizing an amount available for share repurchases of $3 billion. Under the program, which became effective November 1, 2010, management has discretion to determine the dollar amount of shares to be repurchased and the timing of any repurchases in compliance with applicable law and regulation. In connection with their approval of the new share repurchase program, our Board of Directors terminated our previous share repurchase program, which was substantially complete.

ITEM 6. SELECTED FINANCIAL DATA

(In millions, except per share data)	***2010***	*2009*	*2008*	*2007*	*2006*
OPERATING RESULTS					
Net Sales	**$45,803**	$43,995	$41,372	$40,726	$39,076
Operating Profit [(a)]	**4,097**	4,415	5,049	4,462	3,726
Earnings from Continuing Operations [(a)]	**2,645**	2,999	3,167	3,002	2,500
Net Earnings [(b)]	**2,926**	3,024	3,217	3,033	2,529
EARNINGS PER COMMON SHARE					
Earnings from Continuing Operations					
Basic	**$ 7.26**	$ 7.79	$ 7.92	$ 7.22	$ 5.84
Diluted [(a)]	**7.18**	7.71	7.74	7.03	5.73
Net Earnings					
Basic	**8.03**	7.86	8.05	7.29	5.91
Diluted [(b)]	**7.94**	7.78	7.86	7.10	5.80
CASH DIVIDENDS PER COMMON SHARE	**$ 2.64**	$ 2.34	$ 1.83	$ 1.47	$ 1.25
BALANCE SHEET					
Cash, Cash Equivalents and Short-Term Investments	**$ 2,777**	$ 2,737	$ 2,229	$ 2,981	$ 2,293
Total Current Assets	**12,851**	12,477	10,683	10,940	10,164
Goodwill	**9,605**	9,948	9,526	9,387	9,250
Total Assets [(c)]	**35,067**	35,111	33,439	28,926	28,231
Total Current Liabilities	**11,157**	10,703	10,542	10,037	9,553
Long-Term Debt, Net (Including Current Maturities)	**5,019**	5,052	3,563	4,303	4,405
Total Liabilities [(c)]	**31,359**	30,982	30,574	19,121	21,347
Stockholders' Equity [(c)]	**3,708**	4,129	2,865	9,805	6,884
COMMON SHARES AT YEAR-END	**346**	373	393	409	421
CASH FLOW DATA					
Cash Provided by Operating Activities	**$ 3,547**	$ 3,173	$ 4,421	$ 4,238	$ 3,765
Cash Used for Investing Activities	**(319)**	(1,518)	(907)	(1,205)	(1,655)
Cash Used for Financing Activities	**(3,363)**	(1,476)	(3,938)	(2,300)	(2,460)
NEGOTIATED BACKLOG	**$78,200**	$77,200	$80,100	$75,900	$75,200

(a) Operating profit, earnings from continuing operations, and diluted earnings per share from continuing operations were affected by aggregate adjustments as follows:

(In millions, except per share data)	*Operating profit*	*Earnings From Continuing Operations*	*Diluted Earnings Per Share From Continuing Operations*
2010	$(220)	$(239)	$(.64)
2009	—	69	.18
2008	193	126	.31
2007	71	105	.25
2006	230	201	.45

For information on the adjustments in 2010 and 2008, see Note 3 to the financial statements. For information on the adjustment in 2009, see Note 9 to the financial statements.

(b) Net earnings in 2010 included an increase of $184 million ($.50 per share) related to a gain on the sale of Enterprise Integration Group (EIG), and a net increase of $73 million ($.20 per share) associated with certain adjustments related to the planned sale of Pacific Architects and Engineers (PAE).

(c) The increase in assets and liabilities and decrease in stockholders' equity from 2007 to 2008 primarily was due to the annual remeasurement of the funded status of our postretirement benefit plans at December 31, 2008, which included the effects of the downward market conditions in 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Overview

Lockheed Martin is a global security company that principally is engaged in the research, design, development, manufacture, integration, and sustainment of advanced technology systems and products. We provide a broad range of management, engineering, technical, scientific, logistic, and information services. We serve both domestic and international customers with products and services that have defense, civil, and commercial applications, with our principal customers being agencies of the U.S. Government. In 2010, 84% of our $45.8 billion in net sales were made to the U.S. Government. Approximately 60% of our net sales were made to the Department of Defense (DoD), with approximately 24% attributable to non-DoD agencies. Sales to foreign governments (including foreign military sales funded, in whole or in part, by the U.S. Government) amounted to 15% of net sales in 2010. The remainder of our net sales was attributable to commercial and other customers. Our main areas of focus are in defense, space, intelligence, homeland security, and government information technology.

We operate in four principal business segments: Aeronautics, Electronic Systems, Information Systems & Global Solutions (IS&GS), and Space Systems. We organize our business segments based on the nature of the products and services offered.

We are operating in an environment that is characterized by both increasing complexity in the global security environment, as well as continuing economic pressures in the United States and globally. A significant component of our strategy in this environment is to focus on core program execution, improving the quality and predictability of the delivery of our products and services, and placing more security capability into the hands of our customers at affordable prices. We also are focused on cost reduction, through programs like our recent Voluntary Executive Separation Program (VESP) and facility reduction initiatives, to further enhance the affordability of our products and services.

While we expect our sales to increase in the low single digits for 2011, growth rates are slowing for our company and across the industry as compared to prior years as our customers are preparing to meet new security challenges without the benefit of increased resources in any given fiscal year. We expect our segment operating profit for 2011 to be consistent with 2010 as margins face pressure in this environment. Despite the challenges we face, we expect to generate strong operating cash flows, which allows us to continue to invest in technologies to fulfill new mission requirements for our customers, invest in our people so that we have the professional and leadership skills necessary to be successful in this environment, and return at least 50% of free cash flow[1] to investors in the form of share repurchases and dividends.

Industry Considerations

U.S. Government Business

Budget Priorities

The U.S. Government continues to focus on developing and implementing spending, tax, and other initiatives to stimulate the economy, create jobs, and reduce the deficit. The Administration is attempting to balance decisions regarding defense, homeland security, and other federal spending priorities with the cost of these initiatives and increased deficit spending, particularly in the longer term. Although some specific priorities and initiatives may change from year to year, the investments and acquisitions we have made have been focused on aligning our businesses to address what we believe are the most critical national priorities and mission areas. The possibility remains, however, that one or more of our programs could be reduced, extended, or terminated as a result of the Administration's continuing assessment of priorities.

The Administration's spending priorities were released on February 14, 2011 with the submission of the President's Budget Request for fiscal year 2012. Every year, Congress must approve or revise the proposals contained in the President's annual budget request through enactment of appropriations bills and other policy legislation, which then require final Presidential approval. The outcome of the federal budget process has a direct effect on our business.

---

[1] We define free cash flow as cash from operations as determined under U.S. generally accepted accounting principles (GAAP), less the amount identified as expenditures for property, plant and equipment as presented on our Statements of Cash Flows.

Department of Defense Business

The DoD base budget has seen consistent growth over the past ten years, enabling it to grow from $300 billion at the start of the last decade to $553 billion in the President's baseline budget request for fiscal year 2012. The fiscal year 2012 request represents nominal growth of 5.1% over the fiscal year 2011 baseline budget of $526 billion. This 2011 baseline budget assumes that the continuing resolution currently in place (see discussion below) is extended through the end of fiscal year 2011. Preliminary insights into national security funding priorities for fiscal year 2012 and beyond were revealed on January 6, 2011 by Secretary of Defense Robert Gates. Specifically, his defense spending proposal reflected a slight increase in nominal growth over the next few years.

To date, Congress has funded U.S. military operations in Afghanistan and Iraq, and other unforeseeable contingency or peacekeeping operations, through a separate Overseas Contingency Operations (OCO) funding outside of the base DoD budget. The OCO funding for fiscal year 2011 totaled $159 billion, and the Administration requested $118 billion in fiscal year 2012. Our sales historically have not been significantly dependent on overseas contingency or supplemental funding requests, and therefore we continue to focus our attention on the DoD's base budget for support and funding of our programs.

In December 2010, Congress passed a continuing resolution funding measure for fiscal year 2011 to finance all U.S. Government activities through March 4, 2011. Under this continuing resolution, partial-year funding at amounts consistent with appropriated levels for fiscal year 2010 are available, subject to certain restrictions, but new spending initiatives are not authorized. Our key programs continue to be supported and funded despite the continuing resolution financing mechanism. However, during periods covered by continuing resolutions (or until the regular appropriation bills are passed), we may experience delays in procurement of products and services due to lack of funding, and those delays may affect our sales and profit during the period. The current continuing resolution has not had a material effect on our results of operations, financial position, or cash flows. The arrival of a new Congress in January 2011 with the House of Representatives and Senate under control of different political parties creates the potential for some uncertainty as to whether the government will continue to operate under a continuing resolution for the remainder of the fiscal year or will be able to enact appropriations legislation.

We believe our broad mix of programs and capabilities continues to position us favorably to support the current and future needs of the DoD. As the DoD increases its emphasis on affordability in the current fiscal environment and continues to respond to the increasingly complex and dynamic global security environment, many of our products remain well-positioned to meet the needs of the military services. For example, while Secretary Gates proposed changes to our F-35 program which will affect the aircraft's development and transition to production (see the F-35 discussion under the caption "Other Business Considerations" in this section), the aircraft remains a national priority. Additionally, the U.S. Navy plans to evolve the Aegis air and missile defense system through modernization programs to derive maximum utility over the long service lives of these systems. The Navy also recently decided to procure up to ten additional Littoral Combat Ships from us over the next five years.

The need for more affordable logistics and sustainment, expansive use of information technology and knowledge-based solutions, and vastly improved levels of network and cybersecurity, all appear to continue to be national priorities. To address these priorities, we have been growing our portfolio in these areas, diversifying our business, and expanding into adjacent businesses and programs that include surface naval vessels, rotary wing aviation, and land vehicles.

We have expanded production of the C-130J Super Hercules tactical airlifter to meet the needs of the U.S. Government and international customers. Despite recent proposed changes, we continue to prepare for increased production of the F-35 Lightning II Joint Strike Fighter for the U.S. Navy, Air Force, and Marine Corps, and international partners in future years. This program continues to be a significant element of a broader U.S. effort to build the capacity of alliance partners throughout the world. In the areas of space-based intelligence and information superiority, we are the prime contractor on programs such as the Global Positioning Satellite program, Mobile User Objective System, the Advanced Extremely High Frequency system, the Space-Based Infrared System-High, and classified programs.

Our products are represented in almost every aspect of land, sea, air, and space-based missile defense, including the Aegis, the Patriot Advanced Capability (PAC) missile program, and the Terminal High Altitude Area Defense (THAAD) transportable defensive missile system. We continue to perform on contracts to develop and deliver essential munitions, missile, and other systems, such as Hellfire, Guided Multiple Launch Rocket Systems, and EQ-36 radar systems. We also have unmanned systems capabilities, including air, ground, and underwater systems.

In the area of command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) programs, our capabilities include the Airborne Maritime Fixed Joint Tactical Radio System, the Warfighter Information Network – Tactical, the Combatant Commanders Integrated Command and Control System, and the Global Communications Support System – Air Force.

We have a significant presence in the support and modernization of the DoD's information technology systems. We see opportunities for expansion of our sustainment and logistical support activities to enhance the longevity and cost-effectiveness of the systems procured by our customers, and for improving global supply chain management.

Non-Department of Defense Business

Our experience in the defense arena, together with our core information technology and services expertise, has enabled us to provide products and services to a number of government agencies, including the Departments of Homeland Security, Justice, Commerce, Health and Human Services, Transportation, and Energy, the U.S. Postal Service, the Social Security Administration, the Federal Aviation Administration, the National Aeronautics and Space Administration (NASA), the Environmental Protection Agency (EPA), the National Archives, and the Library of Congress.

All non-defense agencies also are operating under a continuing resolution that requires them to remain at fiscal year 2010 funding levels. In addition, the President's budget proposes a three-year freeze in certain civil agency budgets, including agencies to which we provide products and services. We believe our key programs will continue to be supported in the budgets of the various agencies with which we do business.

We have continued to expand our capabilities in critical intelligence, knowledge management, and e-Government solutions for our customers, including the Social Security Administration and the Centers for Medicare and Medicaid Services (CMS). We also provide program management, business strategy and consulting, complex systems development and maintenance, complete life-cycle software support, information assurance, and enterprise solutions. In the civil arena, as with our defense business, we have not seen a significant effect on our business from the Administration's stated policy of in-sourcing. We believe that there will be continued demand by federal and civil government agencies for upgrading and investing in new information technology systems and solutions, but at a somewhat slower pace in the near term.

Consistent with our DoD business, more affordable logistics and sustainment, a more expansive use of information technology and knowledge-based solutions, and improved levels of network and cybersecurity all appear to be priorities in our non-DoD business as well. Homeland security, critical infrastructure protection, and improved service levels for civil government agencies also appear to be high customer priorities. The continuing strong emphasis on homeland security may increase demand for our capabilities in areas such as air traffic management, ports, waterways and cargo security, biohazard detection systems for postal equipment, employee identification and credential verification systems, information systems security, and other global security systems solutions.

Other Business Considerations

International Business

We remain committed to growth in our sales to international customers. We conduct business with foreign governments primarily through Aeronautics and Electronic Systems. Our international sales are composed of "foreign military sales" through the U.S. Government and direct commercial contracts. In Aeronautics, the U.S. Government and eight foreign government partners are working together on the design, testing, production, and sustainment of the F-35 Lightning II, while other countries such as Israel have recently selected the F-35 as their next generation combat aircraft. We expect international deliveries of the F-35 to begin in 2012. The F-16 Fighting Falcon has been selected by 25 countries, with 53 follow-on buys from 14 countries. We continue to expand the C-130J Super Hercules air mobility aircraft's international footprint with customers in 15 countries including recent orders from Israel, Kuwait, Korea, and Tunisia. In global sustainment, we are leveraging our value as the original equipment manufacturer (OEM) for our major platforms and have set up new production capabilities to provide service life extension, including new wings and support for Norway's P-3 fleet. We have also received awards from the U.S. and Canadian governments to upgrade their P-3 aircraft.

With regard to the Aegis Weapon System, our Electronic Systems segment performs activities in the development, production, ship integration and test, and lifetime support for ships of international customers such as Japan, Spain, Korea, Norway, and Australia. The system also has been selected to be used as a ground-based missile defense system in Europe, referred to as "Aegis Ashore." This segment has contracts with the Canadian Government for the upgrade and support of combat systems on Halifax class frigates. The new Littoral Combat Ship is also generating interest from potential international customers. Electronic Systems also produces the PAC-3 missile, an advanced defensive missile designed to intercept incoming airborne threats, for international customers including Japan, Germany, the Netherlands, Taiwan, and the United Arab Emirates (UAE). International customers have also expressed interest in our THAAD defensive missile system.

To the extent our contracts and business arrangements with international partners include operations in foreign countries, other risks are introduced into our business, including changing economic conditions, fluctuations in relative currency values, regulation by foreign countries, and the potential for deterioration of political relations.

Status of the F-35 Program

The System Development and Demonstration (SDD) portion of the F-35 program has experienced schedule delays, work scope changes, and cost increases. In the second quarter of 2010, the DoD recertified the F-35 program after completing a legally required review of the program's priority, capability, cost, and management structure in accordance with the Nunn-McCurdy process established under federal law. The Nunn-McCurdy process requires notification to the U.S. Congress if DoD program cost estimates exceed specified threshold levels, and includes a requirement that a program be terminated if cost estimates increase by 50% above the original program baseline, unless the DoD makes prescribed findings about the program. As part of that process, the DoD certified that continuation of the F-35 program is essential to national security, among other required findings.

In connection with the recertification, the DoD tasked the F-35 program executive officer to complete a technical baseline review which addressed program requirements, schedule, and cost. On January 6, 2011, the Secretary of Defense outlined the recommendations of the technical baseline review. Those recommendations included adding funding to the F-35 development program and extending development through 2016. These funds are to be used for additional development scope, for testing and risk retirement activities to better position the program for production, and to correct prior estimates.

The Secretary of Defense also identified the U.S. Air Force Conventional Take-off and Landing (CTOL) version and the Navy carrier version, which represent over 85 percent of the planned domestic production run, as proceeding satisfactorily in development. Testing challenges and delays on the short takeoff and vertical landing (STOVL) variant resulted in a decision to decouple STOVL testing from the other models and to move the development of the STOVL aircraft to the back of the overall Joint Strike Fighter (JSF) production sequence. We believe that these actions will better position the STOVL variant to demonstrate improved reliability over the next two years.

Given the size and complexity of the F-35 program, we anticipate that there will be additional reviews related to program schedule, cost, requirements, and aircraft quantities as part of the DoD, Congressional, and international partners' oversight and budgeting processes. Current program challenges include completion of the flight testing, supply chain performance, and software development. The SDD portion of the F-35 program has $586 million of fee remaining. Any portion of the remaining fee that we or our partners receive is dependent upon completion of milestones, most of which have not yet been determined.

Although not exclusively related to the F-35 program, on October 4, 2010, the Defense Contracting Management Agency ("DCMA") withdrew its prior validation and determination of compliance of the earned value management system (EVMS) at our Fort Worth, Texas location. EVMS is a tool for managing cost and schedule performance on complex programs. To re-establish EVMS compliance at Fort Worth, we need to demonstrate corrective actions have been implemented to address prior DCMA audit findings on EVMS affecting the F-35 and other Aeronautics programs which are managed at that location. The DCMA may choose to re-audit our EVMS system at any time, but we understand that the DCMA will do so once a performance history on the new SDD baseline is established. The new SDD baseline may not be established until after the initial baseline review is completed in late 2011.

On October 7, 2010, the Israeli Government signed a letter of offer and acceptance with the U.S. Government for the procurement of F-35 aircraft. Israel is expected to be the first country to receive the F-35 through the U.S. Government's foreign military sales process.

Portfolio Shaping Activities

We continuously strive to strengthen our portfolio of products and services to meet the current and future needs of our customers. We accomplish this internally through our independent research and development activities, and through acquisition, divestiture, and internal realignment activities.

We selectively pursue the acquisition of businesses and investments that complement our current portfolio and allow access to new customers or technologies. We have made a number of niche acquisitions of businesses and investments in affiliates during the past several years. We also may explore the divestiture of businesses. If we were to decide to sell a business, the resulting gains, if any, would be recorded when the transactions are completed or as otherwise required under GAAP and losses, if any, would be recorded when the carrying value of the related business is determined to be impaired. We also undertake internal realignment activities to adjust our portfolio of businesses to address changes in customer demand for our products and services.

Divestitures

In June 2010, we announced plans to divest Pacific Architects and Engineers, Inc. (PAE) and most of our Enterprise Integration Group (EIG), two businesses within our IS&GS reporting segment (see Note 2). PAE's and EIG's operating results are included in discontinued operations on our Statements of Earnings for all periods presented, and PAE's assets and liabilities are classified as held for sale on our 2010 Balance Sheet. In November 2010, we closed on the sale of EIG. Our decision to divest EIG was based on our analysis of the U.S. Government's increased concerns about perceived organizational conflicts of interest within the defense contracting community. EIG provides systems engineering, architecture, and integration services and support to a broad range of government customers.

On February 22, 2011, we announced that we entered into a definitive agreement to sell PAE. We expect the transaction will close in the second quarter of 2011, subject to satisfaction of closing conditions. The plan to divest PAE is a result of changes in customer priorities. When we acquired the business, we envisioned it as an entry point to a new customer set that would need additional services, primarily in the areas of information technology and systems integration. Those customers, however, are seeking a different mix of services, such as the construction of facilities and provision of physical security, which does not fit with our long-term strategy.

Realignment Activities

In 2010, Electronic Systems realigned its lines of business which now operate as Mission Systems & Sensors (MS2), Missiles & Fire Control (M&FC), and Global Training & Logistics (GT&L). The realignment included the movement of two IS&GS businesses, Readiness & Stability Operations (RSO) and Savi Technology, Inc., to Electronic Systems (see Note 5). The realignment resulted in the combination of our ground vehicles programs, which were previously reported in the former Platforms & Training (P&T) line of business and included the Joint Light Tactical Vehicle program, with M&FC. We also realigned RSO and Savi Technology, Inc. with Electronic Systems' simulation, training and support business (previously included in the former P&T line of business) to form GT&L. We combined the remaining elements of the former P&T line of business with the former Maritime Systems & Sensors line of business to form MS2. These realignment activities had no effect on our consolidated results of operations, financial position, or cash flows. All comparative financial information and related discussions of Electronic Systems and IS&GS in this Form 10-K reflects these realignment activities.

Results of Operations

Since our operating cycle is long-term and involves many types of design, development, and production (DD&P) contracts with varying production delivery schedules, the results of operations of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following discussions of comparative results among periods should be viewed in this context. All per share amounts cited in this discussion are presented on a "per diluted share" basis.

(In millions, except per share data)	***2010***	*2009*	*2008*
Operating Results			
Net Sales	**$45,803**	$43,995	$41,372
Operating Profit	**4,097**	4,415	5,049
Interest Expense	**(345)**	(308)	(332)
Other Non-Operating Income (Expense), Net	**74**	123	(91)
Income Tax Expense	**(1,181)**	(1,231)	(1,459)
Earnings from Continuing Operations	**2,645**	2,999	3,167
Earnings from Discontinued Operations	**281**	25	50
Net Earnings	**$ 2,926**	$ 3,024	$ 3,217
Diluted Earnings Per Common Share			
Continuing Operations	**$ 7.18**	$ 7.71	$ 7.74
Discontinued Operations	**.76**	.07	.12
Total	**$ 7.94**	$ 7.78	$ 7.86

The following discussion of operating results provides an overview of our operations by focusing on key elements in our Statements of Earnings. The "Discussion of Business Segments" section that follows describes the contributions of each of our business segments to our consolidated net sales and operating profit for 2010, 2009, and 2008. We follow an integrated approach for managing the performance of our business, and focus the discussion of our results of operations around major products and lines of business versus distinguishing between products and services. Product sales are predominantly generated in the Aeronautics, Electronic Systems, and Space Systems segments, while most of our services sales are generated in our IS&GS segment.

Continuing Operations

For 2010, net sales were $45.8 billion, a 4% increase over 2009. Net sales for 2009 were $44.0 billion, a 6% increase over 2008 net sales of $41.4 billion. Net sales increased during 2010 in all segments except Space Systems as compared to 2009. Net sales increased during 2009 in all segments as compared to 2008 (see the Discussion of Business Segments).

Our operating profit for 2010 was $4.1 billion, a decrease of 7% compared to operating profit of $4.4 billion in 2009. The decline in operating profit of $318 million primarily was attributable to the effects of charges, net of state income tax benefits, of $178 million related to the VESP and $42 million related to facilities consolidation within the MS2 line of business in Electronic Systems (see Note 3). Also contributing to the decline was an increase of $71 million in other unallocated Corporate costs attributable to various Corporate activities.

Our operating profit for 2009 was $4.4 billion, a decrease of 12% compared to operating profit of $5.0 billion 2008. In 2009, operating profit was negatively affected by the FAS/CAS pension adjustment (see Note 5 for a description of this adjustment), which was an expense of $456 million in 2009 as compared to income of $128 million in 2008 due to the negative actual return on plan assets in 2008 and a lower discount rate at December 31, 2008. In addition, operating profit was lower due to recognition of a deferred gain of $108 million in 2008 from the sale of our ownership interest in Lockheed Khrunichev Energia International, Inc. (LKEI) and International Launch Services, Inc. (ILS) in 2006 (see Note 3); earnings of $85 million recorded in 2008 associated with reserves related to various land sales that were no longer required (see Note 3); and a $24 million loss on the 2009 sale of a foreign subsidiary. These declines more than offset increased operating profit at the Aeronautics, Electronic Systems and Space Systems business segments.

Interest expense for 2010 was $345 million, or $37 million higher than 2009. The increase mainly was driven by interest expense on the $1.5 billion of long-term notes issued in the fourth quarter of 2009. Interest expense for 2009 was $308 million, or $24 million lower than 2008. The decrease mainly was driven by the August 2008 redemption of our $1.0 billion of floating rate convertible debentures, partially offset by increases resulting from the fourth quarter 2009 issuance of $1.5 billion of long-term notes and the first quarter 2008 issuance of $500 million of long-term notes.

Other non-operating income (expense), net was income of $74 million and $123 million in 2010 and 2009, and expense of $91 million in 2008. The changes between periods primarily reflect gains (losses) on marketable securities held to fund certain non-qualified employee benefit obligations.

Our effective income tax rates from continuing operations were 30.9% for 2010, 29.1% for 2009, and 31.5% for 2008. These rates were lower than the statutory rate of 35% for all periods due to tax benefits for U.S. manufacturing activities, the deduction of dividends related to certain of our defined contribution plans with an employee stock ownership plan feature, and the research and development (R&D) tax credit. The 2010 effective tax rate was affected by the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which eliminated the tax deduction for company-paid retiree prescription drug expenses to the extent they are reimbursed under Medicare Part D, beginning in 2013. As a result, the Corporation recorded additional income tax expense of $96 million in 2010. The rate for 2010 also included additional tax benefits related to U.S. manufacturing activities primarily due to an increase in qualified production activity income and an increase in the U.S. manufacturing activity deduction rate from 6% to 9%. The 2009 effective tax rate reflected a reduction of income tax expense of $69 million primarily arising from the resolution of IRS examinations of the years 2005 through 2007 and 2008.

We reported net earnings from continuing operations of $2.6 billion ($7.18 per share) in 2010, $3.0 billion ($7.71 per share) in 2009, and $3.2 billion ($7.74 per share) in 2008. Both net earnings from continuing operations and earnings per share were affected by the factors discussed above. In addition, earnings per share has benefitted from the significant number of shares repurchased under our share repurchase programs (see Note 12). The effect of those repurchases has been partially offset by common stock issued under our stock-based compensation and defined contribution plans.

Discontinued Operations

Discontinued operations included the operating results for PAE and EIG for all periods presented. We reported net earnings from discontinued operations of $281 million ($.76 per share) in 2010, $25 million ($.07 per share) in 2009, and $50 million ($.12 per share) in 2008 (see Note 2).

Earnings from discontinued operations for 2010 included a gain, net of income taxes, of $184 million ($.50 per share) from the sale of EIG. Additionally, as a result of our decision to sell PAE in 2010, we recorded a $182 million deferred tax asset which reflects the federal and state tax benefits that we expect to realize on the sale, because our tax basis is higher than our book basis. Earnings from discontinued operations also included an impairment charge of $109 million related to the planned sale of PAE, as the carrying value of the business exceeded the expected net proceeds from the sale transaction. In total, these items associated with PAE increased 2010 earnings from discontinued operations by $73 million ($.20 per share).

Discussion of Business Segments

We operate in four principal business segments: Aeronautics, Electronic Systems, IS&GS, and Space Systems. We organize our business segments based on the nature of the products and services offered.

The following table presents net sales and operating profit of our four business segments. Net sales exclude intersegment revenue, as these activities are eliminated in consolidation. Intercompany transactions are generally negotiated and accounted for under terms and conditions similar to other government and commercial contracts. Operating profit of the business segments includes the equity earnings or losses from investees in which certain of our business segments hold equity interests, because the activities of the investees are closely aligned with the operations of those segments.

Operating profit of the business segments excludes the FAS/CAS pension adjustment discussed under the caption "Postretirement Benefit Plans" in the section on Critical Accounting Policies; expense for certain stock-based compensation programs including costs for stock options and restricted stock units; the effects of items not considered part of management's evaluation of segment operating performance, such as the charges related to the VESP in 2010 and the MS2 consolidation plan announced in 2010 (see Note 3); gains or losses from divestitures; the effects of legal settlements; Corporate costs not allocated to the business segments; and other miscellaneous Corporate activities. The items other than the charges related to the VESP and the MS2 consolidation plan are included in "Other unallocated Corporate income (expense), net" in the following table which reconciles operating profit from the business segments to operating profit in our Statements of Earnings. The charges related to the VESP and MS2 consolidation plan are presented together as a separate reconciling item.

(In millions)	***2010***	*2009*	*2008*
Net Sales			
Aeronautics	**$13,235**	$12,201	$11,473
Electronic Systems	**14,363**	13,532	12,803
Information Systems & Global Solutions	**9,959**	9,608	9,069
Space Systems	**8,246**	8,654	8,027
Total	**$45,803**	$43,995	$41,372
Operating Profit			
Aeronautics	**$ 1,502**	$ 1,577	$ 1,433
Electronic Systems	**1,712**	1,660	1,583
Information Systems & Global Solutions	**890**	895	919
Space Systems	**972**	972	953
Total business segments	**$ 5,076**	$ 5,104	4,888
VESP and other charges	**(220)**	—	—
Other unallocated Corporate income (expense), net	**(759)**	(689)	161
Total	**$ 4,097**	$ 4,415	$ 5,049

The following segment discussions also include information relating to negotiated backlog for each segment. Total negotiated backlog was approximately $78.2 billion, $77.2 billion, and $80.1 billion at December 31, 2010, 2009, and 2008. These amounts included both funded backlog (unfilled firm orders for which funding has been both authorized and appropriated by the customer – Congress in the case of U.S. Government agencies) and unfunded backlog (firm orders for which funding has not yet been appropriated). Negotiated backlog does not include unexercised options or task orders to be issued under indefinite-delivery, indefinite-quantity (IDIQ) contracts. Funded backlog was approximately $49.7 billion at December 31, 2010.

We use the percentage-of-completion method of accounting for our long-term design, development and production contracts, which we refer to as products in our Statements of Earnings. Under this method of accounting, we record sales on contracts based upon our progress towards completion on a particular contract as well as our estimate of the profit to be earned at completion.

Changes in volume refer to increases or decreases in sales resulting from varying production activity levels, deliveries, or service levels on individual contracts. Volume changes typically include a corresponding change in operating profit based on the estimate of profit at completion for a particular contract. For example, if the cost volume on a cost-reimbursement-type contract increased or decreased compared with a prior period, sales and operating profit for that contract will also be increased or decreased.

Changes in performance refer to increases or decreases in the estimated profit booking rates on our contracts for products. Performance changes usually relate to revisions in the total estimated costs at completion that reflect improved or deteriorated operating or award fee performance on a particular contract. Such changes in estimated profit booking rates are recognized in the current period and reflect the inception-to-date effect of such changes. For example, if we increase the estimated profit booking rate on a cost reimbursable contract, the increase in sales and operating profit for that contract will reflect a higher return on sales in the current period due to the recognition of the higher booking rate on both current period costs as well as previously incurred costs. Accordingly, such changes in the estimated profit booking rates may affect the comparison of segment operating results.

For our services contracts, changes in volume are reflective of increases or decreases in the level of services being provided under each contract. Performance refers to changes in the levels of operating profit. Sales are recognized as the services are performed, typically on a straight-line basis. Award and incentive fees related to the performance on these contracts are recognized when communicated to us by the customer. Costs associated with these contracts are expensed as incurred. Accordingly, the timing for recognizing the effect of costs and award and incentive fees on our services contracts may affect the comparison of segment operating results.

The Aeronautics segment generally includes fewer programs that have much larger sales and operating results than programs included in the other segments. Due to the large number of comparatively smaller programs in the remaining segments, the discussion of the results of operations of those business segments focuses on lines of business within the segment rather than on specific programs. The following tables of financial information and related discussion of the results of operations of our business segments are consistent with the presentation of segment information in Note 5 to the financial statements. We have a number of programs that are classified by the U.S. Government and cannot be specifically described. The operating results of these classified programs are included in our consolidated and business segment results, and are subjected to the same oversight and internal controls as our other programs.

Aeronautics

Our Aeronautics business segment is engaged in the research, design, development, manufacture, integration, sustainment, support, and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles, and related technologies. Key Combat Aircraft programs include the F-35 Lightning II, F-16 Fighting Falcon, and F-22 Raptor fighter aircraft. Key Air Mobility programs include the C-130J Super Hercules and the C-5M Super Galaxy. Aeronautics provides logistics support, sustainment, and upgrade modification services for its aircraft. Aeronautics' operating results included the following:

(In millions)	***2010***	*2009*	*2008*
Net sales	**$13,235**	$12,201	$11,473
Operating profit	**1,502**	1,577	1,433
Operating margin	**11.3%**	12.9%	12.5%
Backlog at year-end	**27,500**	26,700	27,200

Net sales for Aeronautics increased by 8% in 2010 compared to 2009. Sales increased in all three lines of business during the year. The $800 million increase in Air Mobility primarily was attributable to higher volume on C-130 programs, including deliveries and support activities, as well as higher volume on the C-5 Reliability Enhancement and Re-engining

Program (RERP). There were 25 C-130J deliveries in 2010 compared to 16 in 2009. The $179 million increase in Combat Aircraft principally was due to higher volume on F-35 production contracts, which partially was offset by lower volume on the F-35 SDD contract and a decline in volume on F-16, F-22 and other combat aircraft programs. There were 20 F-16 deliveries in 2010 compared to 31 in 2009. The $55 million increase in Other Aeronautics Programs mainly was due to higher volume on P-3 and advanced development programs, which partially were offset by a decline in volume on sustainment activities.

Net sales for Aeronautics increased by 6% in 2009 compared to 2008. During the year, sales increased in all three lines of business. The increase of $296 million in Air Mobility's sales primarily was attributable to higher volume on the C-130 programs, including deliveries and support activities. There were 16 C-130J deliveries in 2009 and 12 in 2008. Combat Aircraft sales increased $316 million principally due to higher volume on the F-35 program and increases in F-16 deliveries, which partially were offset by lower volume on F-22 and other combat aircraft programs. There were 31 F-16 deliveries in 2009 compared to 28 in 2008. The $116 million increase in Other Aeronautics Programs mainly was due to higher volume on P-3 programs and advanced development programs, which partially were offset by declines in sustainment activities.

Operating profit for the segment decreased by 5% in 2010 compared to 2009. A decline in operating profit in Combat Aircraft partially was offset by increases in Other Aeronautics Programs and Air Mobility. The $149 million decrease in Combat Aircraft's operating profit primarily was due to lower volume and a decrease in the level of favorable performance adjustments on the F-22 program, the F-35 SDD contract and F-16 and other combat aircraft programs in 2010. These decreases more than offset increased operating profit resulting from higher volume and improved performance on F-35 production contracts in 2010. The $35 million increase in Other Aeronautics Programs mainly was attributable to higher volume and improved performance on P-3 and advanced development programs as well as an increase in the level of favorable performance adjustments on sustainment activities in 2010. The $19 million increase in Air Mobility operating profit primarily was due to higher volume and improved performance in 2010 on C-130J support activities, which more than offset a decrease in operating profit due to a lower level of favorable performance adjustments on C-130J deliveries in 2010. The remaining change in operating profit is attributable to an increase in other income, net between the comparable periods.

Aeronautics' 2010 operating margins have decreased when compared to 2009. The operating margin decrease reflects the life cycles of our significant programs. Specifically, Aeronautics is performing more development and initial production work on the F-35 program and is performing less work on more mature programs such as the F-22 and F-16. Development and initial production contracts yield lower profits than mature full rate programs. Accordingly, while net sales increased in 2010 relative to 2009, operating profit decreased and consequently operating margins have declined.

Operating profit for the segment increased 10% in 2009 compared to 2008. The growth in operating profit primarily was due to increases in Air Mobility and Other Aeronautics Programs. The $70 million increase in Air Mobility's operating profit primarily was due to the higher volume on C-130J deliveries and C-130 support programs. In Other Aeronautics Programs, operating profit increased $120 million, which mainly was attributable to improved performance in sustainment activities and higher volume on P-3 programs. Additionally, the increase in operating profit included the favorable restructuring of a P-3 modification contract in 2009. Combat Aircraft's operating profit decreased $22 million during the year primarily due to a reduction in the level of favorable performance adjustments on F-16 programs in 2009 compared to 2008 and lower volume on other combat aircraft programs. These decreases more than offset increased operating profit resulting from higher volume and improved performance on the F-35 program and an increase in the level of favorable performance adjustments on the F-22 program in 2009 compared to 2008. The remaining change in operating profit is attributable to a decrease in other income, net, between the comparable periods.

Backlog increased in 2010 compared to 2009 mainly due to orders exceeding sales on the C-130J, F-35 and C-5 programs, which partially were offset by higher sales volume compared to new orders on the F-22 program in 2010. Backlog decreased in 2009 compared to 2008 mainly due to sales exceeding orders on the F-22 and F-35 programs, which partially were offset by orders exceeding sales on the C-130J and C-5 programs.

We expect Aeronautics will have sales growth in the upper single digit percentage range for 2011 as compared to 2010. This increase primarily is driven by growth on F-35 Low Rate Initial Production (LRIP) contracts, C-130J and C-5 RERP programs that will more than offset a decline on the F-22 program. Operating profit is projected to increase at a mid single digit percentage rate above 2010 levels, resulting in a decline in operating margins between the years. Similar to the relationship of operating margins from 2009 to 2010 discussed above, the expected operating margin decrease from 2010 to 2011 reflects the trend of Aeronautics performing more development and initial production work on the F-35 program and is performing less work on more mature programs such as the F-22 and F-16, even though sales are expected to increase in 2011 relative to 2010.

Electronic Systems

Our Electronic Systems business segment manages complex programs and designs, develops, produces, and integrates hardware and software solutions to ensure the mission readiness of armed forces and government agencies worldwide. The segment's three lines of business are Mission Systems & Sensors (MS2), Missiles & Fire Control (M&FC), and Global Training & Logistics (GT&L). With such a broad portfolio of programs to provide products and services, many of its activities involve a combination of both development and production contracts with varying delivery schedules. Some of its more significant programs, including the THAAD system, the Aegis Weapon System, and the Littoral Combat Ship program, demonstrate the diverse products and services Electronic Systems provides. Electronic Systems' operating results included the following:

(In millions)	***2010***	*2009*	*2008*
Net sales	**$14,363**	$13,532	$12,803
Operating profit	**1,712**	1,660	1,583
Operating margin	**11.9%**	12.3%	12.4%
Backlog at year-end	**23,200**	23,100	23,500

Net sales for Electronic Systems increased by 6% in 2010 compared to 2009. Sales increased in all three lines of business during the year. The $421 million increase at GT&L primarily was due to growth on readiness and stability operations, which partially was offset by lower volume on simulation & training programs. The $316 million increase at M&FC primarily was due to higher volume on tactical missile and air defense programs, which partially was offset by a decline in volume on fire control systems. The $94 million increase at MS2 mainly was due to higher volume on surface naval warfare, ship & aviation systems, and radar systems programs, which partially was offset by lower volume on undersea warfare programs.

Net sales for Electronic Systems increased by 6% in 2009 compared to 2008. Sales increases in M&FC and GT&L more than offset a decline in MS2. The $429 million increase in sales at M&FC primarily was due to growth on tactical missile programs and fire control systems. The $355 million increase at GT&L primarily was due to growth on simulation and training activities and readiness and stability operations. The increase in simulation and training also included sales from the first quarter 2009 acquisition of Universal Systems and Technology, Inc. The $55 million decrease at MS2 mainly was due to lower volume on ship & aviation systems and undersea warfare programs, which partially were offset by higher volume on radar systems and surface naval warfare programs.

Operating profit for the segment increased by 3% in 2010 compared to 2009. Operating profit increases at M&FC and GT&L more than offset a decline at MS2. The $73 million increase at M&FC mainly was due to higher volume and improved performance on certain tactical missile programs and higher volume on air defense programs. The $23 million increase at GT&L primarily was attributable to higher volume on readiness and stability operations and improved performance on simulation and training programs. These increases more than offset declines due to lower volume and performance on other logistics programs and the absence in 2010 of a benefit recognized in the first quarter of 2009 from favorably resolving a contract matter at simulation & training programs. The $44 million decrease in operating profit at MS2 mainly was due to lower volume and performance on undersea warfare programs and a decrease in the level of favorable performance adjustments on surface naval warfare programs in 2010. These declines partially were offset by higher volume and improved performance on ship & aviation systems and radar systems programs in 2010.

Operating profit for the segment increased by 5% in 2009 compared to 2008. In 2009, increases in operating profit at M&FC and GT&L more than offset declines at MS2. Operating profit increased $110 million at M&FC mainly due to higher volume and improved performance on fire control systems and tactical missile programs. The increase in operating profit of $34 million at GT&L primarily was due to higher volume and improved performance on simulation and training programs and readiness and stability operations. Additionally, the increase included a benefit recognized in 2009 from favorably resolving a simulation and training contract matter. These increases partially were offset by lower volume and performance on other logistics programs. There was a $67 million decrease in operating profit at MS2, which primarily was attributable to lower volume on ship & aviation programs and a reduction in the level of favorable performance adjustments on ship & aviation systems and undersea warfare programs in 2009 compared to 2008.

Backlog increased in 2010 compared to 2009 primarily from increased orders for air defense and tactical missile programs at M&FC and readiness and stability operations at GT&L. These increases partially were offset by higher sales volume on ship & aviation systems and surface naval warfare programs at MS2. Backlog decreased in 2009 compared to

2008 due to the U.S. Government's exercise of the termination for convenience clause on the VH-71 Presidential Helicopter Program at MS2, which resulted in a $985 million reduction. This decline more than offset increased orders on air defense and tactical missile programs at M&FC and simulation and training activities at GT&L.

We expect Electronic Systems' sales to decline in 2011 in the low single digit percentage range as compared to 2010. The decline primarily is due to our completion of the persistent threat detection system (PTDS) program in 2010, coupled with the delayed timing of awards such as the Littoral Combat Ship and certain missile defense contracts. We expect the decline to be partially offset by growth in readiness and stability contracts. Operating profit is expected to decline in line with sales, with operating margins expected to be similar to those in 2010.

Information Systems & Global Solutions

Our IS&GS business segment provides management services, Information Technology (IT) solutions, and advanced technology expertise across a broad spectrum of applications to U.S. Government and other customers. The segment operates in the Civil, Defense, and Intelligence lines of business. IS&GS' key programs and activities include the En-Route Automation Modernization (ERAM) program, the Airborne Maritime Fixed Joint Tactical Radio System (JTRS) program, the Hanford Mission Support contract, and the Decennial Response Integration System (DRIS 2010) program. The DRIS 2010 program substantially was completed in 2010. IS&GS' programs also include a large number of IDIQ and task order types of contracts across each of its lines of business. IS&GS' operating results included the following:

(In millions)	***2010***	*2009*	*2008*
Net sales	**$9,959**	$ 9,608	$ 9,069
Operating profit	**890**	895	919
Operating margin	**8.9%**	9.3%	10.1%
Backlog at year-end	**9,700**	10,600	11,500

Net sales for IS&GS increased by 4% in 2010 compared to 2009. Sales increased in Civil and Defense but declined in Intelligence during the year. Civil increased $437 million principally due to higher volume on enterprise civilian services. Defense sales increased $20 million primarily due to higher volume on mission and combat systems activities. The $106 million decline in Intelligence programs mainly was due to lower volume on security solutions.

Net sales for IS&GS increased by 6% in 2009 compared to 2008. Sales increased in all three lines of business during the year. Net sales at Civil increased by $324 million principally due to higher volume on enterprise civilian services. Defense sales increased $192 million primarily due to higher volume on mission and combat systems activities. The $23 million increase in Intelligence mainly was due to higher volume on security solutions.

Operating profit for the segment decreased by 1% in 2010 compared to 2009. For the year, operating profit declines in Defense more than offset an increase in Civil, while operating profit at Intelligence essentially was unchanged. The $27 million decrease in operating profit at Defense primarily was attributable to a decrease in the level of favorable performance adjustments on mission and combat systems activities in 2010. The $19 million increase in Civil principally was due to higher volume on enterprise civilian services.

Operating profit for the segment decreased by 3% in 2009 compared to 2008. Operating profit declines in Civil and Intelligence partially were offset by growth in Defense. The decrease of $29 million in Civil's operating profit primarily was attributable to a reduction in the level of favorable performance adjustments on enterprise civilian services programs in 2009 compared to 2008. The decrease in operating profit of $27 million at Intelligence mainly was due to a reduction in the level of favorable performance adjustments on security solution activities in 2009 compared to 2008. The increase in Defense's operating profit of $29 million mainly was due to volume and improved performance in mission and combat systems.

The decrease in backlog during 2010 compared to 2009 mainly was due to higher sales volume on enterprise civilian service programs at Civil, including volume associated with the DRIS 2010 program, and mission and combat system programs at Defense. Backlog decreased in 2009 compared to 2008 due to U.S. Government's exercise of the termination for convenience clause on the TSAT Mission Operations System (TMOS) contract at Defense, which resulted in a $1.6 billion reduction in orders. This decline more than offset increased orders on enterprise civilian services programs at Civil.

We expect IS&GS will experience a low single digit percentage decrease in sales for 2011 as compared to 2010. This decline primarily is due to completion of most of the work associated with the DRIS 2010 program. Operating profit in 2011 is expected to decline in relationship to the decline in sales volume, while operating margins are expected to be comparable between the years.

Space Systems

Our Space Systems business segment is engaged in the design, research and development, engineering, and production of satellites, strategic and defensive missile systems, and space transportation systems, including activities related to the planned replacement of the Space Shuttle. Government satellite programs include the Advanced Extremely High Frequency (AEHF) system, the Mobile User Objective System (MUOS), the Global Positioning Satellite III (GPS III) system, the Space-Based Infrared System (SBIRS), and the Geostationary Operational Environmental Satellite R-Series (GOES-R). Strategic and missile defense programs include the targets and countermeasures program and the fleet ballistic missile program. Space transportation includes the NASA Orion program and, through ownership interests in two joint ventures, expendable launch services (United Launch Alliance, or ULA) and Space Shuttle processing activities for the U.S. Government (United Space Alliance, or USA). The Space Shuttle is expected to complete its final flight mission in 2011 and our involvement with its launch and processing activities will end at that time. Space Systems' operating results included the following:

(In millions)	***2010***	*2009*	*2008*
Net sales	**$ 8,246**	$ 8,654	$ 8,027
Operating profit	**972**	972	953
Operating margin	**11.8%**	11.2%	11.9%
Backlog at year-end	**17,800**	16,800	17,900

Net sales for Space Systems decreased by 5% in 2010 compared to 2009. Sales declined in all three lines of business during the year. The $253 million decrease in Space Transportation principally was due to lower volume on the space shuttle external tank, commercial launch vehicle activity and other human space flight programs, which partially were offset by higher volume on the Orion program. There were no commercial launches in 2010 compared to one commercial launch in 2009. Strategic & Defensive Missile Systems (S&DMS) sales declined $147 million principally due to lower volume on defensive missile programs. The $8 million sales decline in Satellites primarily was attributable to lower volume on commercial satellites, which partially were offset by higher volume on government satellite activities. There was one commercial satellite delivery in 2010 and one commercial satellite delivery in 2009.

Net sales for Space Systems increased 8% in 2009 compared to 2008. During the year, sales growth at Satellites and Space Transportation offset a decline in S&DMS. The sales growth of $707 million in Satellites was due to higher volume in government satellite activities, which partially was offset by lower volume in commercial satellite activities. There was one commercial satellite delivery in 2009 and two deliveries in 2008. The increase in sales of $21 million in Space Transportation primarily was due to higher volume on the Orion program, which more than offset a decline in the space shuttle's external tank program. There was one commercial launch in both 2009 and 2008. S&DMS' sales decreased by $102 million mainly due to lower volume on defensive missile programs, which more than offset growth in strategic missile programs.

Operating profit for the segment was unchanged for 2010 compared to 2009. Growth in Space Transportation's operating profit was more than offset by a decline in Satellites' operating profit. S&DMS operating profit was relatively unchanged between periods. The $21 million increase in Space Transportation mainly was attributable to higher equity earnings on the ULA and USA joint ventures and higher volume on the Orion program, which partially were offset by lower volume on the space shuttle's external tank program. Satellites' operating profit decreased $23 million primarily due to lower volume and performance on commercial satellite programs, which partially was offset by higher volume and improved performance on government satellite programs in 2010. Equity earnings represented 27% of operating profit at Space Systems in 2010, compared to 22% in 2009.

Operating profit for the segment increased 2% in 2009 compared to 2008. During the year, operating profit growth at Satellites more than offset declines at Space Transportation and S&DMS. In Satellites, the operating profit increase of $88 million mainly was due to higher volume on government satellite activities, which partially was offset by lower volume in commercial satellite activities. The decrease of $46 million in Space Transportation's operating profit mainly was attributable to the absence in 2009 of a benefit recognized in 2008 from the successful negotiations of a terminated commercial launch vehicle contract, lower volume on the space shuttle external tank program, and lower equity earnings in 2009 on the ULA joint venture. The decrease in S&DMS' operating profit of $19 million primarily was attributable to a lower volume on defensive missile programs and a reduction in the level of favorable performance adjustments in 2009 compared to 2008 on strategic missile programs. Total equity earnings recognized by Space Systems, which includes ULA and USA, represented 22% of the segment's operating profit in 2009 compared to 24% in 2008.

Backlog increased in 2010 compared to 2009 mainly due to orders exceeding sales on government satellite programs in Satellites and strategic missile programs in S&DMS, which more than offset higher sales volume compared to new orders on the Orion program in Space Transportation in 2010. The decrease in backlog during 2009 compared to 2008 was primarily attributable to declines in orders and higher sales volume on the Orion program in Space Transportation and on government satellite programs in Satellites.

We expect Space Systems' sales for 2011 will be comparable with the 2010 results. Sales are expected to decline due to the end of our production of the external tank for the space shuttle, offset by growth in satellite activities. Segment operating profit is expected to be down slightly primarily due to lower anticipated levels of equity earnings from our ownership interest in USA, which provides processing activities for the space shuttle. USA's activities will be winding down as the space shuttle's last flight will be in 2011. Segment operating margin is expected to slightly decline due to the lower equity earnings.

Unallocated Corporate Income (Expense), Net

The following table shows the components of unallocated Corporate income (expense), net, including the CAS expense that is included as expense in the segments' operating results, the related FAS pension expense, and the resulting FAS/CAS pension adjustment.

(In millions)	***2010***	*2009*	*2008*
VESP and other charges [a]	**$ (220)**	$ —	$ —
Other unallocated Corporate income (expense), net:			
FAS/CAS pension adjustment:			
FAS pension expense	**(1,442)**	(1,036)	(462)
Less: CAS expense	**(988)**	(580)	(590)
FAS/CAS pension adjustment – income (expense)	**(454)**	(456)	128
Other items not considered in segment operating performance	**—**	—	193
Stock compensation expense	**(168)**	(154)	(155)
Other, net	**(137)**	(79)	(5)
Total other unallocated Corporate income (expense), net	**(759)**	(689)	161
	$ (979)	$ (689)	$ 161

[a] Includes the $178 million charge associated with the VESP for qualifying company executives we announced in July 2010 and the $42 million charge associated with the MS2 facilities consolidation (see Note 3). The approximate amounts of the VESP attributable to our business segments were as follows: Aeronautics – $25 million; Electronic Systems – $38 million; IS&GS – $42 million; and Space Systems – $41 million. The remaining $32 million was attributable to Corporate.

FAS pension expense increased in 2010 compared to 2009, and in 2009 compared to 2008, due to the 25 basis point decrease in the discount rate each year and continued amortization of the actuarial losses incurred in 2008 as a result of the significant negative return on plan assets compared to our 8.5% long-term rate of return assumption (see the related discussion in Critical Accounting Policies under the caption "Postretirement Benefit Plans").

Certain items are excluded from segment results as part of senior management's evaluation of segment operating performance consistent with the management approach permitted by GAAP, such as the charges related to the VESP and the MS2 consolidation of facilities in 2010 (see Note 3); gains or losses from divestitures; the effects of legal settlements; Corporate costs not allocated to the business segments; and other miscellaneous Corporate activities. The charges related to the VESP and the MS2 consolidation of facilities are presented together on a separate line item in the table above. On a combined basis, these items decreased net earnings for 2010 by $143 million ($.38 per share). All such items for 2008 are included in "Other items not considered in segment operating performance" in the table above and consisted of: $108 million related to the recognition of a deferred gain recorded in connection with the sale of Lockheed Khrunichev Energia International, Inc. (LKEI) and International Launch Services, Inc. (ILS) and $85 million related to the elimination or reserves associated with various land sales (see Note 3). On a combined basis, these items increased net earnings for 2008 by $126 million ($.31 per share). In 2009, there were no such items included in unallocated Corporate income (expense), net.

The change in the "Other, net" component of unallocated Corporate income (expense), net, between the periods primarily was due to higher expense associated with a number of Corporate activities.

Liquidity and Cash Flows

Our access to capital resources that provide liquidity has not been materially affected by the changing economic and market conditions over the past few years. We continually monitor changes in such conditions so that we can timely respond to any related developments. We have generated strong operating cash flows which have been the primary source of funding for our operations, debt service and repayments, capital expenditures, share repurchases, dividends, acquisitions, and postretirement benefit plan funding. We have accessed the capital markets on limited occasions, as needed or when opportunistic. We issued $728 million of notes in exchange for $611 million of our then outstanding debt securities in 2010 (see Note 10), $1.5 billion of debt securities in 2009, and $500 million of debt securities in 2008.

We expect our cash from operations to continue to be sufficient to support our operations and anticipated capital expenditures for the foreseeable future. We have financing resources available to fund potential cash outflows that are less predictable or more discretionary, as discussed under Capital Structure, Resources, and Other. We have access to the credit markets, if needed, for liquidity or general corporate purposes, including letters of credit to support customer advance payments and for other trade finance purposes such as guaranteeing our performance on particular contracts.

Cash received from customers, either from the payment of invoices for work performed or for advances in excess of costs incurred, is our primary source of cash. We generally do not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. We generally bill and collect cash more frequently under cost-reimbursable and time-and-materials contracts, which together represent approximately 60% of the revenues we recorded in 2010, as we are authorized to bill as the costs are incurred or work is performed. In contrast to cost-reimbursable contracts, for fixed-price contracts we generally do not bill until milestones, including deliveries, are achieved. A number of our fixed-price contracts may provide for performance-based payments which allow us to bill and collect cash as we perform on the contract. The U.S. Government recently has indicated that it would consider progress payments as the baseline for negotiating consideration for different payment terms on contracts, such as performance-based payments. The use of progress payments could delay the collection of receivables on certain of our contracts in future periods. Fixed-price contracts represented approximately 40% of the revenues we recorded in 2010.

The majority of our capital expenditures for 2010 and those planned for 2011 can be divided into the categories of facilities infrastructure, equipment, and information technology (IT). Expenditures for facilities infrastructure and equipment are generally incurred to support new and existing programs across all of our business segments. For example, we have projects underway in our Aeronautics business segment for facilities and equipment to support production of the F-35 combat aircraft. In addition, we have projects underway to modernize certain of our facilities. We also incur capital expenditures for IT to support programs and general enterprise IT infrastructure.

We have a balanced cash deployment and disciplined growth strategy to enhance shareholder value and position ourselves to take advantage of new business opportunities when they arise. Consistent with that strategy, we have invested in our business, including capital expenditures and independent research and development, repurchased shares, increased our dividends, made selective acquisitions of businesses, and managed our debt levels. The following table provides a summary of our cash flow information and the subsequent discussion provides an overview of our execution of this strategy.

(In millions)	***2010***	*2009*	*2008*
Net Cash Provided by Operating Activities	**$ 3,547**	$ 3,173	$ 4,421
Net Cash Used for Investing Activities	**(319)**	(1,518)	(907)
Net Cash Used for Financing Activities	**(3,363)**	(1,476)	(3,938)

Operating Activities

Net cash provided by operating activities increased by $374 million to $3,547 million in 2010 as compared to 2009. The increase primarily was attributable to an improvement in our operating working capital balances of $570 million as discussed below, and $187 million related to lower net income tax payments, as compared to 2009. Partially offsetting these improvements was a net reduction in cash from operations of $350 million related to our defined benefit pension plan. This reduction was the result of increased contributions to the pension trust of $758 million as compared to 2009, partially offset by an increase in the CAS costs recovered on our contracts.

Operating working capital accounts consists of receivables, inventories, accounts payable, and customer advances and amounts in excess of costs incurred. The improvement in cash provided by operating working capital was due to a decline in 2010 accounts receivable balances compared to 2009, and an increase in 2010 customer advances and amounts in excess of costs incurred balances compared to 2009. These improvements partially were offset by a decline in accounts payable balances in 2010 compared to 2009. The decline in accounts receivable primarily was due to higher collections on various programs at Electronic Systems, IS&GS, and Space Systems business areas. The increase in customer advances and amounts in excess of costs incurred primarily was attributable to an increase on government and commercial satellite programs at Space Systems and air mobility programs at Aeronautics, partially offset by a decrease on various programs at Electronic Systems. The decrease in accounts payable was attributable to the timing of accounts payable activities across all segments.

Net cash provided by operating activities decreased by $1,248 million to $3,173 million in 2009 as compared to 2008. The decline primarily was attributable to an increase in our contributions to the defined benefit pension plan of $1,373 million as compared to 2008 and an increase in our operating working capital accounts of $147 million. Partially offsetting these items was the impact of lower net income tax payments in 2009 as compared to 2008 in the amount of $319 million.

The decline in cash provided by operating working capital primarily was due to growth of receivables on various programs in the MS2 and GT&L lines of business at Electronic Systems and an increase in inventories on Combat Aircraft programs at Aeronautics, which partially were offset by increases in customer advances and amounts in excess of costs incurred on Government Satellite programs at Space Systems and the timing of accounts payable activities.

Investing Activities

Capital expenditures – The majority of our capital expenditures relate to facilities infrastructure and equipment that are incurred to support new and existing programs across all of our business segments. We also incur capital expenditures for IT to support programs and general enterprise IT infrastructure. Capital expenditures for property, plant and equipment amounted to $820 million in 2010, $852 million in 2009, and $926 million in 2008. We expect that our operating cash flows will continue to be sufficient to fund our annual capital expenditures over the next few years.

Acquisitions, divestitures and other activities – Acquisition activities include both the acquisition of businesses and investments in affiliates. Amounts paid in 2010 of $148 million primarily related to investments in affiliates. We paid $435 million in 2009 for acquisition activities, compared with $233 million in 2008. In 2010, we received proceeds of $798 million from the sale of EIG, net of $17 million in transaction costs (see Note 2). There were no material divestiture activities in 2009 and 2008. During 2010, we increased our short-term investments by $171 million compared to an increase of $279 million in 2009.

Financing Activities

Share activity and dividends – During 2010, 2009, and 2008, we repurchased 33.0 million, 24.9 million, and 29.0 million shares of our common stock for $2,483 million, $1,851 million, and $2,931 million. Of the shares we repurchased in 2010, 0.9 million shares for $63 million were repurchased in December but settled and were paid for in January 2011. In October 2010, our Board of Directors approved a new share repurchase program for the repurchase of our common stock from time-to-time, up to an authorized amount of $3.0 billion (see Note 12). Under the program, we have discretion to determine the dollar amount of shares to be repurchased and the timing of any repurchases in compliance with applicable law and regulation. We repurchased a total of 11.2 million shares under the program for $776 million, and as of December 31, 2010, there remained $2,224 million available for additional share repurchases. In connection with their approval of the new share repurchase program, our Board terminated our previous share repurchase program.

Cash received from the issuance of our common stock in connection with stock option exercises during 2010, 2009, and 2008 totaled $59 million, $40 million, and $250 million. Those activities resulted in the issuance of 1.4 million shares, 1.0 million shares, and 4.7 million shares during the respective periods.

Shareholders were paid cash dividends of $969 million in 2010, $908 million in 2009, and $737 million in 2008. We have increased our quarterly dividend rate in each of the last three years. We declared quarterly dividends of: $.63 per share during each of the first three quarters of 2010 and $.75 per share for the last quarter; $.57 per share during each of the first three quarters of 2009 and $.63 per share for the last quarter; and $.42 per share during each of the first three quarters of 2008 and $.57 per share for the last quarter.

Issuance and repayment of long-term debt – In connection with the debt exchange completed in May 2010 (see Note 10), we paid a total of $47 million for a portion of the premium associated with the transaction and related expenses incurred with third parties. We issued a total of $1.5 billion of long-term notes in 2009 (see Note 10) and $500 million of long-term notes in 2008. There were no repayments of long-term debt in 2010, and there are no scheduled maturity payments due prior to 2013. In 2009, we paid $242 million in repayments of long-term debt based on scheduled maturities. In 2008, we paid a total of $1.0 billion representing the principal amount of our floating rate convertible debentures that were delivered for conversion or otherwise redeemed. We also paid another $103 million during 2008 related to other repayments of long-term debt based on scheduled maturities.

Capital Structure, Resources, and Other

At December 31, 2010, we held cash and cash equivalents of $2.3 billion and short-term investments of $516 million. Our long-term debt, net of unamortized discounts, amounted to $5.0 billion. As of the end of 2010, our long-term debt bears interest at fixed rates and mainly is in the form of publicly-issued notes and debentures.

We issued $728 million of new 5.72% Notes due 2040 (the New Notes) in May 2010 in exchange for $611 million of our then outstanding debt securities (see Note 10). We paid a premium of $158 million, of which $117 million was in the form of New Notes and $41 million was paid in cash, which was recorded as a discount and will be amortized as additional interest expense over the life of the New Notes using the effective interest method. The New Notes are included on our Balance Sheet net of the unamortized discount.

In November 2009, we issued a total of $1.5 billion of long-term notes in a registered public offering (see Note 10), $900 million of which are due in 2019 and have a fixed coupon interest rate of 4.25%, and $600 million of which are due in 2039 and have a fixed coupon interest rate of 5.50%.

Our stockholders' equity was $3.7 billion at December 31, 2010, a decrease of $421 million from December 31, 2009. The decrease primarily was due to the repurchase of 33.0 million common shares for $2.5 billion; the payment of $969 million of dividends during the year; and adjustments related to our postretirement benefit plans at December 31 (see Note 11) which on a net basis increased the accumulated other comprehensive loss by $430 million. These decreases partially were offset by net earnings of $2.9 billion and employee stock activity of $520 million. As we repurchase our common shares, we reduce common stock for the $1 of par value of the shares repurchased, with the remainder of the purchase price over par value recorded as a reduction of additional paid-in capital. Due to the volume of repurchases made under our share repurchase programs, additional paid-in capital was reduced to zero, with the remainder of the excess of purchase price over par value of $1.9 billion recorded as a reduction of retained earnings.

At December 31, 2010, we had in place with a group of banks a $1.5 billion revolving credit facility which expires in June 2012. There were no borrowings outstanding under the facility during the year ended December 31, 2010. Borrowings under the credit facility would be unsecured and bear interest at rates based, at our option, on the Eurodollar rate or a bank defined Base Rate. Each bank's obligation to make loans under the credit facility is subject to, among other things, our compliance with various representations, warranties and covenants, including covenants limiting our ability and the ability of certain of our subsidiaries to encumber our assets, and a covenant not to exceed a maximum leverage ratio. The leverage ratio covenant excludes the adjustments recognized in stockholders' equity related to our postretirement benefit plans. As of December 31, 2010, we were in compliance with all covenants contained in the credit facility agreement.

We have agreements in place with banking institutions to provide for the issuance of commercial paper. There were no commercial paper borrowings outstanding during the year ended December 31, 2010. If we were to issue commercial paper, the borrowings would be supported by the $1.5 billion revolving credit facility. We also have an effective shelf registration statement on Form S-3 on file with the Securities and Exchange Commission to provide for the issuance of an indeterminate amount of debt securities.

We actively seek to finance our business in a manner that preserves financial flexibility while minimizing borrowing costs to the extent practicable. We review changes in financial market, and economic conditions to manage the types, amounts, and maturities of our indebtedness. We may at times refinance existing indebtedness, vary our mix of variable-rate and fixed-rate debt, or seek alternative financing sources for our cash and operational needs.

Return on invested capital (ROIC) declined by 200 basis points during 2010 to 17.9%. The decline was primarily driven by the issuance of $1.5 billion in debt securities in November 2009 and lower net earnings in 2010 compared to 2009. We define ROIC as net earnings plus after-tax interest expense divided by average invested capital (stockholders' equity plus debt), after adjusting stockholders' equity by adding back amounts related to postretirement benefit plans. We believe that reporting ROIC provides investors with greater visibility into how effectively we use the capital invested in our operations. We use ROIC as one of the inputs in our evaluation of multi-year investment decisions and as a long-term performance measure. We also use ROIC as a factor in evaluating management performance under certain of our incentive compensation plans.

ROIC is not a measure of financial performance under U.S. generally accepted accounting principles, and may not be defined and calculated by other companies in the same manner. ROIC should not be considered in isolation or as an alternative to net earnings as an indicator of performance. ROIC for 2010, 2009 and 2008 was calculated as follows:

(In millions)	**2010**	2009	2008
Net earnings	**$ 2,926**	$ 3,024	$ 3,217
Interest expense (multiplied by 65%) [1]	**224**	200	216
Return	**$ 3,150**	$ 3,224	$ 3,433
Average debt [2, 5]	**$ 5,032**	$ 4,054	$ 4,346
Average equity [3, 5]	**3,904**	3,155	8,236
Average benefit plan adjustments [4, 5]	**8,650**	8,960	3,256
Average invested capital	**$17,586**	$16,169	$15,838
Return on invested capital	**17.9%**	19.9%	21.7%

1 Represents after-tax interest expense utilizing the federal statutory rate of 35%. Interest expense is added back to net earnings as it represents the return to debt holders. Debt is included as a component of average invested capital.

2 Debt consists of long-term debt, including current maturities of long-term debt, and short-term borrowings (if any).

3 Equity includes non-cash adjustments, primarily related to benefit plan adjustments as discussed in Note 4 below.

4 Average benefit plan adjustments reflect the cumulative value of entries identified in our Statements of Stockholders' Equity related to adjustments to recognize the funded status of our benefit plans. The total of annual benefit plan adjustments to equity were: 2010 – $(430) million; 2009 – $495 million; and 2008 – $(7,253) million. As these entries are recorded in the fourth quarter, the value added back to our average equity in a given year is the cumulative impact of all prior year entries plus 20% of the current year entry value. The cumulative impact of benefit plan adjustments through December 31, 2007 was $(1,806) million.

5 Yearly averages are calculated using balances at the start of the year and at the end of each quarter.

Contractual Commitments and Off-Balance Sheet Arrangements

At December 31, 2010, we had contractual commitments to repay debt, make payments under operating leases, settle obligations related to agreements to purchase goods and services, and settle tax and other liabilities. Capital lease obligations were negligible. Payments due under these obligations and commitments are as follows:

		Payments Due By Period			
(In millions)	*Total*	*Less Than 1 Year*	*Years 2 and 3*	*Years 4 and 5*	*After 5 Years*
Long-term debt [(a)]	$ 5,524	$ —	$ 650	$ —	$ 4,874
Interest payments	5,913	332	648	600	4,333
Other liabilities	2,483	446	400	287	1,350
Operating lease obligations	1,299	300	416	259	324
Purchase obligations:					
Operating activities	22,461	12,212	7,501	1,917	831
Capital expenditures	237	124	113	—	—
Total contractual cash obligations	$37,917	$13,414	$9,728	$3,063	$11,712

(a) The total amount of long-term debt excludes the unamortized discount of $505 million (see Note 10).

Generally, our long-term debt obligations are subject to, along with other things, compliance with certain covenants, including covenants limiting our ability and the ability of certain of our subsidiaries to encumber our assets. As of December 31, 2010, we were in compliance with all covenants contained in our debt agreements. Interest payments include interest related to the outstanding debt through maturity.

Amounts related to other liabilities represent the contractual obligations for certain long-term liabilities recorded as of December 31, 2010. Such amounts mainly include expected payments under deferred compensation plans, non-qualified pension plans, environmental liabilities, and business acquisition agreements. Obligations related to environmental liabilities represent our estimate of obligations for sites at which we are performing remediation activities, excluding amounts reimbursed by the U.S. Government in its capacity as a potentially responsible party. The amounts also include liabilities related to unrecognized tax benefits (see Note 9). We estimated the timing of tax payments based on the expected completion of the related examinations by the applicable taxing authorities and resolution of issues pending in the Internal Revenue Service Appeals Division.

Purchase obligations related to operating activities include agreements and requirements contracts that give the supplier recourse to us for cancellation or nonperformance under the contract or contain terms that would subject us to liquidated damages. Such agreements and contracts may, for example, be related to direct materials, obligations to subcontractors, and outsourcing arrangements. Total purchase obligations in the preceding table include approximately $20.2 billion related to contractual commitments entered into as a result of contracts we have with our U.S. Government customers. The U.S. Government generally would be required to pay us for any costs we incur relative to these commitments if they were to terminate the related contracts "for convenience" under the FAR, subject to available funding. This also would be true in cases where we perform subcontract work for a prime contractor under a U.S. Government contract. The termination for convenience language also may be included in contracts with foreign, state, and local governments. We also have contracts with customers that do not include termination for convenience provisions, including contracts with commercial customers.

Purchase obligations in the preceding table for capital expenditures generally include amounts for facilities and equipment related to customer contracts.

We also may enter into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to obtaining orders for our products and services from certain customers in foreign countries. These agreements are designed to enhance the social and economic environment of the foreign country by requiring the contractor to promote investment in the country. Offset agreements may be satisfied through activities that do not require us to use cash, including transferring technology, providing manufacturing and other consulting support to in-country projects, and the purchase by third parties (*e.g.,* our vendors) of supplies from in-country vendors. These agreements also may be satisfied through our use of cash for such activities as purchasing supplies from in-country vendors, providing financial support for in-country projects, and building or leasing facilities for in-country operations. We typically do not commit to offset agreements until orders for our products or services are definitive. The amounts ultimately applied against our offset agreements are based on negotiations with the customer and typically require cash outlays that represent only a fraction of the original amount in the offset agreement. At December 31, 2010, we had outstanding offset agreements totaling $9.3 billion, primarily related to our Aeronautics segment, some of which extend through 2025. To the extent we have entered into purchase obligations at December 31, 2010 that also satisfy offset agreements, those amounts are included in the preceding table. Offset programs usually extend over several years and may provide for penalties in the event we fail to perform in accordance with offset requirements. We historically have not been required to pay material penalties.

In connection with our ownership of United Launch Alliance, L.L.C. (ULA), we and The Boeing Company (Boeing) each committed to provide up to $200 million in financial support to ULA, as required, until at least December 1, 2011. We had a revolving credit agreement with ULA in place through September 26, 2010. No amounts were drawn on the credit agreement.

On September 27, 2010, ULA entered into with a group of banks its own $400 million revolving credit agreement which expires in October 2013. At the same time, the revolving credit agreement we and Boeing had in place was terminated. The new revolving credit agreement satisfies Boeing's and our commitment to provide financial support of up to $200 million each to ULA, so long as the total amount of the new agreement remains at $400 million or above until at least December 1, 2011.

We and Boeing have received distributions totaling $232 million each which are subject to agreements between us, Boeing, and ULA whereby, if ULA does not have sufficient cash resources or credit capacity to make payments under the inventory supply agreement it has with Boeing, both we and Boeing would provide to ULA, in the form of an additional capital contribution, the level of funding required for ULA to make those payments. Any such capital contributions would not exceed the amount of the distributions subject to the agreements. We currently believe that ULA will have sufficient operating cash flows and credit capacity to meet its obligations, so that we will not be required to make a contribution under these agreements.

In addition, we, Boeing, and ULA have cross-indemnifications in place with ULA related to financial support arrangements (*e.g.*, letters of credit, surety bonds, or foreign exchange contracts) and guarantees by us and Boeing of the performance and financial obligations of ULA under certain launch service contracts. We believe ULA will be able to fully perform its obligations, as it has done through December 31, 2010, and that it will not be necessary to make payments under the cross-indemnities.

We have entered into standby letters of credit, surety bonds, and third-party guarantees with financial institutions and other third parties primarily relating to advances received from customers and/or the guarantee of future performance on certain of our contracts. In some cases, we may guarantee the contractual performance of third parties such as joint venture partners. At December 31, 2010, we had the following outstanding letters of credit, surety bonds, and guarantees:

		Commitment Expiration By Period			
(In millions)	*Total Commitment*	*Less Than 1 Year* [(a)]	*Years 2 and 3* [(a)]	*Years 4 and 5* [(a)]	*After 5 Years* [(a)]
Standby letters of credit	$2,742	$2,388	$194	$130	$ 30
Surety bonds	403	398	5	—	—
Guarantees	1,030	1	59	180	790
Total commitments	$4,175	$2,787	$258	$310	$820

[(a)] Approximately $2,190 million, $40 million, $6 million, and $3 million of standby letters of credit in the "Less Than 1 Year," "Years 2 and 3," "Years 4 and 5," and "After 5 Years" periods, and approximately $40 million of surety bonds in the "Less Than 1 Year" period, are expected to renew for additional periods until completion of the contractual obligation.

Included in the table above is approximately $267 million representing letter of credit amounts for which related obligations or liabilities are also recorded on the Balance Sheet, either as reductions of inventories, as customer advances and amounts in excess of costs incurred, or as other liabilities. Approximately $1.8 billion of the standby letters of credit were issued to secure advance payments received under an F-16 contract from an international customer. These letters of credit are available for draw down in the event of our nonperformance, and the amount available will be reduced as certain events occur throughout the period of performance in accordance with the contract terms. Similar to the letters of credit for the F-16 contract, other letters of credit and surety bonds are available for draw down in the event of our nonperformance.

Approximately 85% of the $1.0 billion in third-party guarantees outstanding at December 31, 2010 related to guarantees of the contractual performance of joint ventures to which we are a party. This amount represents our estimate of the maximum amount we would expect to incur upon the contractual non-performance of our joint venture partners. We evaluate the reputation, technical capabilities, and credit quality of potential joint venture partners. In addition, we generally have cross-indemnities in place that may enable us to recover amounts that may be paid on behalf of a joint venture partner. We believe our current joint venture partners will be able to perform their obligations, as they have done through December 31, 2010, and that it will not be necessary to make payments under the guarantees.

Critical Accounting Policies

Contract Accounting / Sales Recognition

Approximately 80% of our net sales are derived from long-term contracts for design, development, and production activities (also referred to as DD&P contracts) which we account for under the percentage-of-completion (POC) accounting model. The POC model requires that significant estimates and assumptions be made in accounting for the contracts. Our remaining net sales are derived from contracts to provide other services that are not associated with design, development, or production activities which we account for under the services accounting model. We consider the nature of our contracts and the types of products and services provided when we determine the accounting method for a particular contract. Most of our long-term contracts are denominated in U.S. dollars, including contracts for sales of military products and services to foreign governments conducted through the U.S. Government. We record sales for both DD&P activities and services under cost-reimbursable, fixed-price, and time-and-materials contracts.

Contract Types

Cost-reimbursable contracts

Cost-reimbursable contracts, which accounted for about 60% of our total net sales over the last three years, provide for the payment of allowable costs incurred during performance of the contract plus a fee, up to a ceiling based on the amount that has been funded. We generate revenue under two general types of cost-reimbursable contracts: cost-plus-award-fee/ incentive fee (which represent a substantial majority of our cost-reimbursable contracts) and cost-plus-fixed-fee contracts.

Cost-plus-award-fee contracts provide for an award fee that varies within specified limits based on the customer's assessment of our performance against a predetermined set of criteria, such as targets based on cost, quality, technical, and schedule criteria. Cost-plus-incentive-fee contracts provide for reimbursement of costs plus a fee which is adjusted by a formula based on the relationship of total allowable costs to total target costs (incentive based on cost) or reimbursement of costs plus an incentive to exceed stated performance targets (incentive based on performance). The fixed fee in a cost-plus-fixed-fee contract is negotiated at the inception of the contract and that fixed fee does not vary with actual costs.

Fixed-price and other contracts

Under fixed-price contracts, which accounted for about 35% of our total net sales over the last three years, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less profit, or could incur a loss. Some fixed-price contracts have a performance-based component under which we may earn incentive payments or incur financial penalties based on our performance.

Under time-and-materials contracts, which accounted for about 5% of our total net sales over the last three years, we are paid a fixed hourly rate for each direct labor hour expended, and we are reimbursed for allowable material costs and allowable out-of-pocket expenses. To the extent our actual direct labor and associated costs vary in relation to the fixed hourly billing rates provided in the contract, we will generate more or less profit, or could incur a loss.

Design, Development, and Production Contracts

We record net sales and an estimated profit on a POC basis for cost-reimbursable and fixed-price DD&P contracts. Sales are recorded on time-and-materials contracts as the work is performed based on agreed-upon hourly rates and allowable costs.

The POC method for DD&P contracts depends on the nature of the products provided under the contract. For example, for contracts that require us to perform a significant level of development effort in comparison to the total value of the contract and/or to deliver minimal quantities, sales are recorded using the cost-to-cost method to measure progress toward completion. Under the cost-to-cost method of accounting, we recognize sales and an estimated profit as costs are incurred based on the proportion that the incurred costs bear to total estimated costs. For contracts that require us to provide a substantial number of similar items without a significant level of development, we record sales and an estimated profit on a percentage-of-completion basis using units-of-delivery as the basis to measure progress toward completing the contract.

When adjustments in estimated contract revenues or estimated costs at completion are required on DD&P contracts, any changes from prior estimates are recognized in the current period for the inception-to-date effect of the changes. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Award fees and incentives, as well as penalties related to contract performance, are considered in estimating sales and profit rates on DD&P contracts. Estimates of award fees are based on past experience and anticipated performance. We record incentives or penalties when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. For contract change orders, claims, or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. We have accounting policies in place to address these, as well as other contractual and business arrangements to properly account for long-term contracts.

Accounting for DD&P contracts requires judgment relative to assessing risks, estimating contract revenues and costs (including estimating award and incentive fees and penalties related to performance), and making assumptions for schedule and technical issues. Due to the scope and nature of the work required to be performed on many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor, and subcontracting costs, as well as an allocation of indirect costs. We have to make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables.

Because of the significance of the judgments and estimation processes in our accounting for DD&P contracts, it is likely that materially different amounts could be recorded if we used different assumptions or if our underlying circumstances were to change. For example, if underlying assumptions were to change such that our estimated profit rate at completion for all DD&P contracts was higher or lower by one percentage point, our 2010 net earnings would have increased or decreased by approximately $250 million.

Services Contracts

For cost-reimbursable contracts for services that provide for award and incentive fees, we record net sales as services are performed, except for award and incentive fees. Award and incentive fees are recorded when they are fixed or determinable, generally at the date the amount is communicated to us by the customer. This approach results in the recognition of such fees at contractual intervals (typically every six months) throughout the contract and is dependent on the customer's processes for notification of awards and issuance of formal notifications. Under a fixed-price service contract, we are paid a predetermined fixed amount for a specified scope of work and generally have full responsibility for the costs associated with the contract and the resulting profit or loss. We record net sales under fixed-price service contracts on a straight-line basis over the period of contract performance, unless evidence suggests that net sales are earned or the obligations are fulfilled in a different pattern. Costs for all service contracts are expensed as incurred. The majority of our service contracts are in our IS&GS segment.

2011 Change in Revenue Recognition on Service Contracts with the U.S. Government

Effective January 1, 2011, we changed our methodology for recognizing net sales for service contracts with the U.S. Government. We will recognize sales on those contracts using the POC method similar to our DD&P contracts as described above. As such, we expect that over 95% of our consolidated net sales will be recognized using the POC method. We believe the POC method is preferable, as consistent revenue recognition application across all contracts with the U.S. Government better reflects the underlying economics of those contracts and aligns our financial reporting with others in our industry. Beginning with our first quarter 2011 financial statements, all prior periods presented will be retrospectively adjusted to apply the new method of accounting. The effect of this change is expected to be less than one percent of net sales and segment operating profit in 2011, and was not material to prior periods.

Other Contract Accounting Considerations

The majority of our sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. Government. Cost-based pricing is determined under the Federal Acquisition Regulation (FAR). The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. Government contracts. For example, costs such as those related to charitable contributions, interest expense, and certain advertising and public relations activities are unallowable, and therefore not recoverable through sales. In addition, we may enter into advance agreements with the U.S. Government that address the subjects of allowability and allocability of costs to contracts for specific matters. For example, most of the environmental costs we incur for groundwater treatment and soil remediation related to sites operated in prior years are allocated to our current operations as general and administrative costs under FAR provisions and supporting advance agreements reached with the U.S. Government.

We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Business segment personnel evaluate our contracts through periodic contract status and performance reviews. Also, regular and recurring evaluations of contract cost, scheduling, and technical matters are performed by management personnel independent from the business segment performing work under the contract. Costs incurred and allocated to contracts are reviewed for compliance with U.S. Government regulations by our personnel, and are subject to audit by the Defense Contract Audit Agency.

Postretirement Benefit Plans

Most of our employees are covered by defined benefit pension plans, and we provide certain health care and life insurance benefits to eligible retirees (collectively, postretirement benefit plans – see Note 11). The impact of these plans and benefits on our earnings may be volatile in that the amount of expense we record for our postretirement benefit plans may materially change from year to year because those calculations are sensitive to changes in several key economic assumptions and workforce demographics. We recognize on a plan-by-plan basis the funded status of our postretirement benefit plans under GAAP as either an asset or liability on our Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the benefit obligation of the plan as determined under GAAP.

Actuarial Assumptions

GAAP requires that the amounts we record related to our plans be computed using actuarial valuations. The primary year-end assumptions used to estimate postretirement benefit plan expense for the following calendar year are the discount rate and the expected long-term rate of return on plan assets for all postretirement benefit plans; the rates of increase in future compensation levels for the participants in our defined benefit pension plans; and the health care cost trend rates for our retiree medical plans. The discount rate we select impacts both the calculation of the benefit obligation at the end of the year and the calculation of net postretirement benefit plan cost in the subsequent year. The difference between the long-term rate of return on plan assets assumption we select and the actual return on plan assets in any given year affects both the funded status of our benefit plans and the calculation of net postretirement benefit plan cost in subsequent years. We use judgment in reassessing these assumptions each year because we have to consider past and current market conditions, and make judgments about future market trends. We also have to consider factors such as the timing and amounts of expected contributions to the plans and benefit payments to plan participants.

We selected 5.5% as the discount rate for calculating our benefit obligations at December 31, 2010, compared to 5.875% at the end of 2009 and 6.125% at the end of 2008. We evaluate several data points in order to arrive at an appropriate discount rate, including results from cash flow models, quoted rates from long-term bond indices, and changes in long-term bond rates over the past year. As part of our evaluation, we calculate the approximate average yields on securities that were selected to match our projected postretirement benefit plan cash flows. Our postretirement benefit plan cash flows are input into actuarial models that include data for corporate bonds rated AA or better.

We concluded that 8.50% was a reasonable estimate for the expected long-term rate of return on plan assets assumption at December 31, 2010, consistent with the rate used at December 31, 2009. The long-term rate of return assumption represents the expected average rate of earnings on the funds invested, or to be invested, to provide for the benefits included in the plan obligation. This assumption is based on several factors including historical market index returns, the anticipated long-term allocation of plan assets, the historical return data for the trust funds, plan expenses, and the potential to outperform market index returns. The actual return in any specific year likely will differ from the assumption, but the average expected return over a long-term future horizon should be approximately equal to the assumption. As a result, changes in this assumption are less frequent than changes in the discount rate. Any variance in a given year should not, by itself, suggest that the assumption should be changed. Patterns of variances are reviewed over time and then combined with expectations for the future.

Our stockholders' equity decreased on a net basis by $430 million at December 31, 2010 due to two noncash, after-tax adjustments recorded in accumulated other comprehensive loss related to the annual remeasurement of our postretirement benefit plans. The first adjustment decreased stockholders' equity by $983 million and was driven by the decline in the discount rate used to calculate postretirement benefit liabilities, partially offset by the effects of the approximate 13% actual return on plan assets resulting from market conditions in 2010. The amount primarily represents net actuarial gains and losses resulting from the differences between actual experience and our actuarial assumptions, which will be amortized to expense in future periods. The second adjustment increased stockholders' equity by $553 million and represents the recognition in earnings of amounts which were recorded as a component of stockholders' equity in prior years. These amounts primarily related to investment losses in 2008 on the assets held in trust to support our postretirement benefit plans, partially offset by the effects of investment gains in 2009 and 2010 (each as compared to our 8.50% long-term rate of return assumption).

We also expect that our 2011 pension expense will increase to $1,825 million as compared with 2010 pension expense of $1,442 million, primarily due to the decrease in the discount rate, together with the net effect of the recognition of the 2008 investment losses, partially offset by the effects of investment gains in 2009 and 2010 as discussed above. For a discussion of changes in pension expense over the past three years, see the discussion under the caption "Unallocated Corporate Income (Expense), Net."

The discount rate assumption we select at the end of each year is based on our best estimates and judgment. A reasonably possible change of plus or minus 25 basis points in the 5.5% discount rate assumption at December 31, 2010, with all other assumptions held constant, would have decreased or increased the amount of the qualified pension benefit obligation we recorded at the end of 2010 by over $1.1 billion, which would have resulted in an after-tax increase or decrease in stockholders' equity at the end of the year of approximately $750 million. If the 5.5% discount rate at December 31, 2010 that was used to compute 2011 expense for our qualified defined benefit pension plans had been 25 basis points higher or lower, with all other assumptions held constant, the amount of expense projected for 2011 would be lower or higher by approximately $100 million.

Funding Considerations

The pension plan funding legislation enacted in 2006, known as the Pension Protection Act, had the effect of accelerating the required amount of annual pension plan contributions most companies were required to pay, beginning in 2008. The new funding requirements for large U.S. defense contractors like us were delayed until the earlier of 2011 or the year in which required changes to the U.S. Government Cost Accounting Standards (CAS) rules became effective. The legislation also required the CAS Board to modify its pension accounting rules by 2010 to better align the recovery of pension contributions on U.S. Government contracts with the new accelerated funding requirements. To date, the CAS Board has not published final changes to its pension accounting rules, and therefore, we currently do not expect that the revised rules will be effective until after 2011. The Pension Protection Act will become applicable to us and other large U.S. defense contractors beginning in 2011.

CAS rules are a major factor we consider in determining our total pension funding and govern the extent to which our pension costs are allocable to and recoverable under contracts with the U.S. Government. Funded amounts are recovered over time through the pricing of our products and services on U.S. Government contracts, and are recognized in our net sales. The amount of funding required under CAS for our qualified defined benefit pension plans for 2010, and therefore the amount included in our segments' operating results for the year, was $988 million. For 2011, we expect the funding required under CAS will be about $900 million. Additional funding requirements computed under the Internal Revenue Code (IRC) rules, as well as discretionary payments, are considered to be prepayments under the CAS rules to the extent the amounts exceed CAS funding requirements.

As noted above, the results of operations of our segments include pension expense only as determined and funded in accordance with CAS rules. The FAS/CAS pension adjustment represents the difference between pension expense calculated in accordance with GAAP and pension costs calculated and funded in accordance with CAS. Because our 2011 FAS pension expense is estimated to be $1,825 million and our 2011 CAS pension expense is expected to be $900 million, we estimate that the 2011 FAS/CAS pension adjustment will be $925 million, compared to $454 million in 2010. The FAS/CAS pension adjustment is included in unallocated Corporate income (expense), net for purposes of our segment reporting.

In 2010, 2009, and 2008, we made discretionary contributions of $2,240 million, $1,482 million, and $109 million related to our qualified defined benefit pension plans. We expect to make contributions of $1.3 billion related to those plans in 2011. We also may review options for further contributions in 2011.

Our inability to allocate the accelerated funding required under the Pension Protection Act in the pricing of our products and services on U.S. Government contracts in the period during which the funding is required will have the effect of increasing the amount of the FAS/CAS pension expense that is charged to earnings in 2011 and negatively affecting our cash from operations. We anticipate recovering approximately $900 million as CAS cost during 2011 as compared to our estimated funding of $1.3 billion, with the remainder being recoverable in future years.

Environmental Matters

We are a party to various agreements, proceedings, and potential proceedings for environmental cleanup issues, including matters at various sites where we have been designated a potentially responsible party (PRP) by the EPA or by a state agency. At the end of 2010, the total amount of liabilities recorded on our Balance Sheet for environmental matters was $935 million. We have recorded assets totaling $810 million at December 31, 2010 for the portion of environmental costs that are probable of future recovery in pricing of our products and services for agencies of the U.S. Government, as discussed below. The amount that is expected to be allocated to our non-U.S. Government contracts or that is determined to be unallowable for pricing under U.S. Government contracts has been expensed through cost of sales.

We enter into agreements (*e.g.*, administrative orders, consent decrees) that document the extent and timing of our environmental remediation obligation. We also are involved in remediation activities at environmental sites where formal agreements either do not exist or do not quantify the extent and timing of our obligation. Environmental cleanup activities usually span many years, which makes estimating the costs more judgmental due to, for example, changing remediation technologies. To determine the costs related to cleanup sites, we have to assess the extent of contamination, effects on natural resources, the appropriate technology to be used to accomplish the remediation, and evolving regulatory environmental standards.

We perform quarterly reviews of environmental remediation sites and record liabilities and assets in the period it becomes probable that a liability has been incurred and the amounts can be reasonably estimated (see the discussion under "Environmental Matters" in Notes 1 and 14 to the financial statements). We consider the above factors in our quarterly estimates of the timing and amount of any future costs that may be required for remediation actions, which generally results in the calculation of a range of estimates for a particular environmental site. We record a liability when it becomes probable that a liability has been incurred for the amount within the range that we determine to be our best estimate of the cost of remediation or, in cases where no amount within the range is better than another, an amount at the low end of the range. We do not discount the recorded liabilities, as the amount and timing of future cash payments are not fixed or cannot be reliably determined. Given the required level of judgment and estimation, it is likely that materially different amounts could be recorded if different assumptions were used or if circumstances were to change (*e.g.*, a change in environmental standards or a change in our estimate of the extent of contamination).

In January 2011, both the EPA and the California Office of Environmental Health Hazard Assessment announced plans to regulate two chemicals, perchlorate and hexavalent chromium, to a level that is expected to be substantially lower than the existing standard established in California. The rulemaking process is a lengthy one and may take one or more years to complete. If a substantially lower standard is adopted, we would expect a material increase in our estimates for remediation at several existing sites.

Under agreements reached with the U.S. Government, most of the amounts we spend for groundwater treatment and soil remediation are allocated to our operations as general and administrative costs. Under existing government regulations, these and other environmental expenditures relating to our U.S. Government business, after deducting any recoveries received from insurance or other PRPs, are allowable in establishing prices of our products and services. As a result, most of the expenditures we incur are included in our net sales and cost of sales according to U.S. Government agreement or regulation.

As disclosed above, we may record changes in the amount of environmental remediation liabilities as a result of our quarterly reviews of the status of our environmental remediation sites, which would result in a change to the corresponding environmental asset and a charge to earnings. For example, if we were to determine that the liabilities should be increased by $100 million, the corresponding assets would be increased by approximately $87 million, with the remainder recorded as a charge to earnings. This allocation is determined annually, based upon our existing and projected business activities with the U.S. Government.

We cannot reasonably determine the extent of our financial exposure at all environmental sites with which we are involved. There are a number of former operating facilities we are monitoring or investigating for potential future remediation. In some cases, although a loss may be probable, it is not possible at this time to reasonably estimate the amount of any obligation for remediation activities because of uncertainties (*e.g.*, assessing the extent of the contamination). During any particular quarter, such uncertainties may be resolved to allow us to estimate and recognize the initial liability to remediate a particular former operating site. The amount of the liability could be material. Upon recognition of the liability, a portion will be recognized as an asset with the remainder charged to operations.

If we are ultimately found to have liability at those sites where we have been designated a PRP, we expect that the actual costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site cleanup and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, responsible parties are jointly and severally liable and, therefore, we are potentially liable for the full cost of funding such remediation. In the unlikely event that we were required to fund the entire cost of such remediation, the statutory framework provides that we may pursue rights of contribution from the other PRPs. The amounts we record do not reflect the fact that we may recover some of the environmental costs we have incurred through insurance or from other PRPs, which we are required to pursue by agreement and U.S. Government regulation.

Goodwill

Our goodwill at December 31, 2010 and 2009 amounted to $9.6 billion and $9.9 billion. We review goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Such events or circumstances could include significant changes in the business climate of our industry, operating performance indicators, competition, or sale or disposal of a portion of a reporting unit. The assessment is performed at the reporting unit level. Our annual testing date is October 1.

Performing the goodwill impairment test requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period.

We completed our assessment of goodwill as of October 1, 2010 and determined that the estimated fair value of each reporting unit exceeded its corresponding carrying amount and, as such, no impairment existed at that date. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, we currently do not believe that any of our reporting units are at risk of failing a goodwill impairment test in the near term, as their fair value is significantly greater than their carrying value.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard which revised its accounting guidance related to revenue arrangements with multiple deliverables. The standard relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables, thereby affecting the timing of revenue recognition. Also, the standard expands the disclosure requirements for revenue arrangements with multiple deliverables. The standard will be effective for us beginning on January 1, 2011, and will apply prospectively to certain multiple-element arrangements with non-U.S. Government customers entered into or materially modified after the adoption date. We do not expect the adoption of this accounting standard will have a material effect on our financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain active relationships with a broad and diverse group of domestic and international financial institutions. We believe that they provide us with sufficient access to the general and trade credit we require to conduct business. We continue to closely monitor the financial market environment and actively manage counterparty exposure to minimize the potential impact from adverse developments with any single credit provider while ensuring availability of, and access to, sufficient credit resources.

Our main exposure to market risk relates to interest rates, foreign currency exchange rates, and market prices on certain equity securities. Our financial instruments that are subject to interest rate risk principally include fixed-rate long-term debt. At December 31, 2010, the estimated fair value of our long-term debt instruments was approximately $6.2 billion, compared with a carrying value of $5.5 billion, excluding the $505 million unamortized discount.

We may use derivative financial instruments to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. Our foreign currency exchange contracts, the majority of which qualify for hedge accounting treatment, hedge the fluctuations in cash flows associated with firm commitments or specific anticipated transactions contracted in foreign currencies. Related gains and losses on these contracts, to the extent they are effective hedges, are recognized in earnings at the same time the hedged transaction is recognized in earnings. To the extent the hedges are ineffective, gains and losses on the contracts are recognized in current period earnings. The aggregate notional amount of the outstanding foreign currency exchange contracts at December 31, 2010 and 2009 was $2.2 billion and $1.9 billion. There were no interest rate derivatives outstanding at December 31, 2010 and 2009. At December 31, 2010, the net fair value of foreign currency exchange contracts outstanding was not material (see Note 15).

We evaluate the credit quality of potential counterparties to derivative transactions and only enter into agreements with those deemed to have acceptable credit risk at the time the agreements are executed. Our foreign currency exchange hedge portfolio is diversified across several banks. We periodically monitor changes to counterparty credit quality as well as our concentration of credit exposure to individual counterparties. We do not hold or issue derivative financial instruments for trading or speculative purposes.

We maintain a Rabbi Trust that includes investments to fund certain of our non-qualified deferred compensation plans. As of December 31, 2010, investments in the Rabbi Trust totaled $843 million and are reflected at fair value on our Balance Sheet in other assets. The Rabbi Trust holds investments in marketable equity securities and fixed-income securities that are exposed to price changes and changes in interest rates. Changes in the value of the Rabbi Trust are recognized on our Statement of Earnings in other non-operating income (expense), net. During the year ended December 31, 2010, we recorded earnings totaling $56 million related to the increase in the value of the Rabbi Trust assets. We also contributed $49 million to the Rabbi Trust in 2010. A portion of the liabilities associated with the deferred compensation plans supported by the Rabbi Trust is also impacted by changes in the market price of our common stock and certain market indices. Changes in the value of the deferred compensation liabilities are recognized on our Statement of Earnings in unallocated Corporate costs. The current portion of the deferred compensation plan liabilities is on our Balance Sheet in salaries, benefits, and payroll taxes, and the non-current portion of the liability is on our Balance Sheet in other liabilities. The resulting change in the value of the liabilities has the effect of partially offsetting the impact of changes in the value of the Rabbi Trust. During the year ended December 31, 2010, we recorded expense of $41 million related to the increase in the value of the deferred compensation liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on the Financial Statements and Internal Control Over Financial Reporting

The management of Lockheed Martin is responsible for the consolidated financial statements and all related financial information contained in this Annual Report on Form 10-K. The consolidated financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with accounting principles generally accepted in the United States. Management believes the consolidated financial statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation. The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

The management of Lockheed Martin is also responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Corporation (as defined by the Securities Exchange Act of 1934). This system is designed to provide reasonable assurance, based on an appropriate cost-benefit relationship, that assets are safeguarded and transactions are properly executed and recorded. An environment that provides for an appropriate level of control consciousness is maintained through a comprehensive program of management testing to identify and correct deficiencies, examinations by our internal auditors, and audits by the Defense Contract Audit Agency for compliance with federal government rules and regulations applicable to contracts with the U.S. Government.

Management conducted an evaluation of the effectiveness of the Corporation's system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Corporation's system of internal control over financial reporting was effective as of December 31, 2010. Ernst & Young LLP also assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010, as stated in their report included on the following page.

Essential to the Corporation's internal control system is management's dedication to the highest standards of integrity, ethics, and social responsibility. To support these standards, management has issued *Setting the Standard*, our Code of Ethics and Business Conduct (the Code). The Code provides for a telephone help line that employees can use to confidentially or anonymously communicate to the Corporation's ethics office complaints or concerns about accounting, internal control, or auditing matters. These matters are forwarded directly to the Audit Committee of the Corporation's Board of Directors.

The Audit Committee, which is composed of five directors who are not members of management, has oversight responsibility for the Corporation's financial reporting process, the Corporation's internal audit organization, and the audits of the consolidated financial statements and internal control over financial reporting. Both the independent auditors and the internal auditors meet periodically with members of the Audit Committee, with or without management representatives present. The Audit Committee recommended, and the Board of Directors approved, that the audited consolidated financial statements be included in the Corporation's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.



ROBERT J. STEVENS
Chairman and Chief Executive Officer



BRUCE L. TANNER
Executive Vice President and Chief Financial Officer

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, Regarding Internal Control Over Financial Reporting

Board of Directors and Stockholders
Lockheed Martin Corporation

We have audited Lockheed Martin Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lockheed Martin Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on the Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lockheed Martin Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lockheed Martin Corporation as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Lockheed Martin Corporation and our report dated February 24, 2011 expressed an unqualified opinion thereon.



McLean, Virginia
February 24, 2011

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on the Audited Consolidated Financial Statements

Board of Directors and Stockholders
Lockheed Martin Corporation

We have audited the accompanying consolidated balance sheets of Lockheed Martin Corporation as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lockheed Martin Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

McLean, Virginia
February 24, 2011

Lockheed Martin Corporation
Consolidated Statements of Earnings

(In millions, except per share data)	*Year ended December 31,* **2010**	*2009*	*2008*
Net Sales			
Products	**$ 36,448**	$ 35,763	$ 34,091
Services	**9,355**	8,232	7,281
Total Net Sales	**45,803**	43,995	41,372
Cost of Sales			
Products	**(32,655)**	(31,756)	(30,220)
Services	**(8,350)**	(7,376)	(6,517)
Voluntary Executive Separation and Other Charges	**(220)**	—	—
Other Unallocated Corporate Costs	**(742)**	(671)	(61)
Total Cost of Sales	**(41,967)**	(39,803)	(36,798)
Gross Profit	**3,836**	4,192	4,574
Other Income, Net	**261**	223	475
Operating Profit	**4,097**	4,415	5,049
Interest Expense	**(345)**	(308)	(332)
Other Non-Operating Income (Expense), Net	**74**	123	(91)
Earnings from Continuing Operations before Income Taxes	**3,826**	4,230	4,626
Income Tax Expense	**(1,181)**	(1,231)	(1,459)
Earnings from Continuing Operations	**2,645**	2,999	3,167
Earnings from Discontinued Operations	**281**	25	50
Net Earnings	**$ 2,926**	$ 3,024	$ 3,217
Earnings Per Common Share			
Basic			
Continuing Operations	**$ 7.26**	$ 7.79	$ 7.92
Discontinued Operations	**.77**	.07	.13
Basic Earnings Per Common Share	**$ 8.03**	$ 7.86	$ 8.05
Diluted			
Continuing Operations	**$ 7.18**	$ 7.71	$ 7.74
Discontinued Operations	**.76**	.07	.12
Diluted Earnings Per Common Share	**$ 7.94**	$ 7.78	$ 7.86

See accompanying Notes to Consolidated Financial Statements.

Lockheed Martin Corporation
Consolidated Balance Sheets

(In millions, except per share data)	*December 31,* **2010**	*2009*
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 2,261**	$ 2,391
Short-term Investments	**516**	346
Receivables	**5,757**	6,061
Inventories	**2,378**	2,183
Deferred Income Taxes	**1,038**	815
Assets of Discontinued Operation Held for Sale	**399**	—
Other Current Assets	**502**	681
Total Current Assets	**12,851**	12,477
Property, Plant, and Equipment, Net	**4,554**	4,520
Goodwill	**9,605**	9,948
Deferred Income Taxes	**3,482**	3,779
Other Assets	**4,575**	4,387
Total Assets	**$35,067**	$35,111
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	**$ 1,627**	$ 2,030
Customer Advances and Amounts in Excess of Costs Incurred	**5,719**	5,049
Salaries, Benefits and Payroll Taxes	**1,870**	1,648
Liabilities of Discontinued Operation Held for Sale	**204**	—
Other Current Liabilities	**1,737**	1,976
Total Current Liabilities	**11,157**	10,703
Long-term Debt, Net	**5,019**	5,052
Accrued Pension Liabilities	**10,607**	10,823
Other Postretirement Benefit Liabilities	**1,213**	1,308
Other Liabilities	**3,363**	3,096
Total Liabilities	**31,359**	30,982
Stockholders' Equity		
Common Stock, $1 Par Value Per Share	**346**	373
Additional Paid-in Capital	**—**	—
Retained Earnings	**12,372**	12,351
Accumulated Other Comprehensive Loss	**(9,010)**	(8,595)
Total Stockholders' Equity	**3,708**	4,129
Total Liabilities and Stockholders' Equity	**$35,067**	$35,111

See accompanying Notes to Consolidated Financial Statements.

Lockheed Martin Corporation
Consolidated Statements of Cash Flows

(In millions)	Year ended December 31, 2010	2009	2008
Operating Activities			
Net earnings	**$ 2,926**	$ 3,024	$ 3,217
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization of plant and equipment	**749**	750	727
Amortization of purchased intangibles	**92**	104	118
Stock-based compensation	**168**	154	155
Deferred income taxes	**576**	542	72
Net adjustments from planned sale of PAE	**(73)**	—	—
Gain on sale of EIG, net of tax	**(184)**	—	—
Voluntary executive separation and other charges (credits)	**220**	—	(193)
Changes in assets and liabilities:			
Receivables	**(15)**	(719)	(333)
Inventories	**(227)**	(233)	(183)
Accounts payable	**(364)**	(21)	(141)
Customer advances and amounts in excess of costs incurred	**685**	482	313
Postretirement benefit plans	**(1,027)**	(394)	279
Income taxes	**60**	(289)	87
Other, net	**(39)**	(227)	303
Net cash provided by operating activities	**3,547**	3,173	4,421
Investing Activities			
Expenditures for property, plant and equipment	**(820)**	(852)	(926)
Net proceeds from sale of EIG	**798**	—	—
Acquisitions of businesses / investments in affiliates	**(148)**	(435)	(233)
Net cash used for short-term investment transactions	**(171)**	(279)	272
Other	**22**	48	(20)
Net cash used for investing activities	**(319)**	(1,518)	(907)
Financing Activities			
Repurchases of common stock	**(2,420)**	(1,851)	(2,931)
Common stock dividends	**(969)**	(908)	(737)
Issuance of long-term debt, net of related costs	**—**	1,464	491
Repayments of long-term debt	**—**	(242)	(1,103)
Other, net	**26**	61	342
Net cash used for financing activities	**(3,363)**	(1,476)	(3,938)
Effect of exchange rate changes on cash and cash equivalents	**5**	44	(56)
Net increase (decrease) in cash and cash equivalents	**(130)**	223	(480)
Cash and cash equivalents at beginning of year	**2,391**	2,168	2,648
Cash and Cash Equivalents at end of year	**$ 2,261**	$ 2,391	$ 2,168

See accompanying Notes to Consolidated Financial Statements.

Lockheed Martin Corporation
Consolidated Statements of Stockholders' Equity

(In millions, except per share data)	*Common Stock*	*Additional Paid-In Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Total Stockholders' Equity*	*Comprehensive Income (Loss)*
Balance at December 31, 2007	$ 409	$ —	$ 11,247	$ (1,851)	$ 9,805	
Net earnings	—	—	3,217	—	3,217	$ 3,217
Repurchases of common stock	(29)	(796)	(2,106)	—	(2,931)	—
Common stock dividends declared ($1.83 per share)	—	—	(737)	—	(737)	—
Stock-based awards and ESOP activity	8	738	—	—	746	—
Conversion of debentures	5	58	—	—	63	—
Other comprehensive income (loss):						
Postretirement benefit plans:						
Unrecognized amounts in 2008, net of tax benefit of $4,011 million	—	—	—	(7,299)	(7,299)	(7,299)
Reclassification adjustment for recognition of prior period amounts, net of tax of $25 million	—	—	—	46	46	46
Other, net	—	—	—	(45)	(45)	(45)
Balance at December 31, 2008	393	—	11,621	(9,149)	2,865	$(4,081)
Net earnings	—	—	3,024	—	3,024	$ 3,024
Repurchases of common stock	(25)	(440)	(1,386)	—	(1,851)	—
Common stock dividends declared ($2.34 per share)	—	—	(908)	—	(908)	—
Stock-based awards and ESOP activity	5	440	—	—	445	—
Other comprehensive income (loss):						
Postretirement benefit plans:						
Unrecognized amounts in 2009, net of tax of $121 million	—	—	—	214	214	214
Reclassification adjustment for recognition of prior period amounts, net of tax of $158 million	—	—	—	281	281	281
Other, net	—	—	—	59	59	59
Balance at December 31, 2009	373	—	12,351	(8,595)	4,129	$ 3,578
Net earnings	**—**	**—**	**2,926**	**—**	**2,926**	**$ 2,926**
Repurchases of common stock	**(33)**	**(514)**	**(1,936)**	**—**	**(2,483)**	**—**
Common stock dividends declared ($2.64 per share)	**—**	**—**	**(969)**	**—**	**(969)**	**—**
Stock-based awards and ESOP activity	**6**	**514**	**—**	**—**	**520**	**—**
Other comprehensive income (loss):						
Postretirement benefit plans:						
Unrecognized amounts in 2010, net of tax benefit of $531 million	**—**	**—**	**—**	**(983)**	**(983)**	**(983)**
Reclassification adjustment for recognition of prior period amounts, net of tax of $304 million	**—**	**—**	**—**	**553**	**553**	**553**
Other, net	**—**	**—**	**—**	**15**	**15**	**15**
Balance at December 31, 2010	**$346**	**$ —**	**$12,372**	**$(9,010)**	**$ 3,708**	**$ 2,511**

See accompanying Notes to Consolidated Financial Statements.

Note 1 – Significant Accounting Policies

Organization – Lockheed Martin Corporation is a global security company that principally is engaged in the research, design, development, manufacture, integration, and sustainment of advanced technology systems and products. We also provide a broad range of management, engineering, technical, scientific, logistic, and information services. We serve both domestic and international customers with products and services that have defense, civil, and commercial applications, with our principal customers being agencies of the U.S. Government.

Basis of consolidation and classifications – Our consolidated financial statements include the accounts of subsidiaries we control and other entities where we are the primary beneficiary. We eliminate intercompany balances and transactions in consolidation. Our receivables, inventories, customer advances, and certain amounts in other current liabilities primarily are attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, we include these items in Current Assets and Current Liabilities. We have reclassified certain amounts for prior years to conform to the 2010 presentation.

Use of estimates – We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP). In doing so, we are required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Our actual results may differ from those estimates.

Receivables – Receivables include amounts billed and currently due from customers, and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers. As we recognize those revenues, we reflect appropriate amounts of customer advances, performance-based payments, and progress payments as an offset to the related receivables balance.

Inventories – We record inventories at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production or contract-specific facilities and equipment, allocable operating overhead, advances to suppliers and, in the case of contracts with the U.S. Government, research and development and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. We reflect those advances and payments as an offset against the related inventory balances. We expense general and administrative costs related to products and services provided essentially under commercial terms and conditions as incurred. We determine the costs of other product and supply inventories by the first-in first-out or average cost methods.

Property, plant and equipment – We include property, plant, and equipment on our Balance Sheets principally at cost. We provide for depreciation and amortization on plant and equipment generally using accelerated methods during the first half of the estimated useful lives of the assets, and the straight-line method thereafter. The estimated useful lives of our plant and equipment generally range from 10 to 40 years for buildings and five to 15 years for machinery and equipment.

We review the carrying values of long-lived assets for impairment if events or changes in the facts and circumstances indicate that their carrying values may not be recoverable. We assess impairment by comparing the estimated undiscounted future cash flows of the related asset to its carrying value. If an asset is determined to be impaired, we recognize an impairment charge in the current period for the difference between the fair value of the asset and its carrying value.

Goodwill – We evaluate goodwill for potential impairment annually on October 1, or if impairment indicators are present. Our evaluation includes comparing the fair value of a reporting unit, using a discounted cash flow methodology, to its carrying value including goodwill recorded by the reporting unit. If the carrying value exceeds the fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. We define reporting units at the business segment level or one level below the business segment. The decrease in goodwill from 2009 to 2010 primarily was due to the sale of Enterprise Integration Group and the reclassification of Pacific Architects and Engineers, Inc.'s assets and liabilities to discontinued operations at December 31, 2010 (see Note 2).

Capitalized software – We capitalize certain direct costs associated with the development or purchase of internal-use software. Expenditures are included in operating activities on our Statements of Cash Flows. The amounts capitalized are included in other assets on our Balance Sheets and amortized on a straight-line basis over the estimated useful life of the resulting software, which ranges from two to six years. We amortize capitalized internal-use software beginning when the asset is substantially ready for use. As of December 31, 2010 and 2009, capitalized software totaled $899 million and $887 million, net of accumulated amortization of $1,097 million and $948 million. Amortization expense related to capitalized software was $149 million in 2010, $152 million in 2009, and $135 million in 2008.

Customer advances and amounts in excess of cost incurred – We receive advances, performance-based payments, and progress payments from customers that may exceed costs incurred on certain contracts, including contracts with agencies of the U.S. Government. We classify such advances, other than those reflected as a reduction of receivables or inventories as discussed above, as Current Liabilities.

Postretirement benefit plans – Most of our employees are covered by defined benefit pension plans, and we provide certain health care and life insurance benefits to eligible retirees (collectively, postretirement benefit plans). GAAP requires that the amounts we record related to our plans be computed using actuarial valuations that are based in part on certain key assumptions we make, including the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation levels, and health care cost trend rates, each as appropriate based on the nature of the plans. We recognize on a plan-by-plan basis the funded status of our postretirement benefit plans under GAAP as either an asset or liability on our Balance Sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the benefit obligation of the plan.

Environmental matters – We record a liability for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of liability recorded is based on our best estimate of the costs to be incurred for remediation at a particular site within a range of estimates for that site or, in cases where no amount within the range is better than another, we record an amount at the low end of the range. We do not discount the recorded liabilities, as the amount and timing of future cash payments are not fixed or cannot be reliably determined. We expect to include a substantial portion of environmental costs in net sales and cost of sales in future periods pursuant to U.S. Government agreement or regulation. At the time a liability is recorded for future environmental costs, we record an asset for estimated future recovery considered probable through the pricing of products and services to agencies of the U.S. Government. We include the portion of those costs expected to be allocated to our non-U.S. Government contracts or that is determined to be unallowable for pricing under U.S. Government contracts in cost of sales at the time the liability is established.

Sales and earnings – We record net sales and estimated profits on a percentage-of-completion (POC) basis for cost-reimbursable and fixed-price design, development, and production (DD&P) contracts. Revenue is recorded on time-and-materials contracts as the work is performed based on agreed-upon hourly rates and allowable costs. The POC method for DD&P contracts depends on the nature of the products provided under the contract. For example, for contracts that require us to perform a significant level of development effort in comparison to the total value of the contract and/or to deliver less than substantial quantities of similar items, sales are recorded using the cost-to-cost method to measure progress toward completion. Under the cost-to-cost method of accounting, we recognize sales and an estimated profit as costs are incurred based on the proportion that the incurred costs bear to total estimated costs. For contracts that require us to provide a substantial number of similar items without a significant level of development effort, we record sales and profit on a percentage-of-completion basis using units-of-delivery as the basis to measure progress toward completing the contract.

When adjustments in estimated contract revenues or estimated costs at completion are required on DD&P contracts, any changes from prior estimates are recognized in the current period for the inception-to-date effect of the changes. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Award fees and incentives, as well as penalties related to contract performance, are considered in estimating sales and profit rates on DD&P contracts. We consider estimates of award fees in estimating sales and profit rates based on past experience and anticipated performance. We record incentives or penalties when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs. We only include amounts representing contract change orders, claims, or other items in contract value when they can be reliably estimated and realization is probable.

For cost-reimbursable contracts for services that provide for award and incentive fees, we record net sales as services are performed, except for the award and incentive fees. Award and incentive fees are recorded when they are fixed or determinable, generally at the date the amount is communicated to us by the customer. This approach results in the recognition of such fees at contractual intervals (typically every six months) throughout the contract and is dependent on the customer's processes for notification of awards and issuance of formal notifications. Under a fixed-price service contract, we get paid a predetermined fixed amount for a specified scope of work and generally have full responsibility for the costs associated with the contract and the resulting profit or loss. We record net sales under fixed-price service contracts on a straight-line basis over the period of contract performance, unless evidence suggests that net sales are earned or the obligations are fulfilled in a different pattern. Costs for all service contracts are expensed as incurred.

Change in Accounting Principle – Effective January 1, 2011, we changed our methodology for recognizing net sales for service contracts with the U.S. Government. We will recognize sales on those contracts using the POC method similar to our DD&P contracts as described above. As such, we expect that approximately 95% of our consolidated net sales will be recognized using the POC method. We believe the POC method is preferable, as consistent revenue recognition application across all contracts with the U.S. Government better reflects the underlying economics of those contracts and aligns our financial reporting with others in our industry. Beginning with our first quarter 2011 financial statements, all prior periods presented will be retrospectively adjusted to apply the new method of accounting. The effect of this change is expected to be less than one percent of net sales and segment operating profit in 2011, and was not material to prior periods.

Research and development and similar costs – Except for certain arrangements described below, we account for independent research and development costs as part of the general and administrative costs that are allocated among all of our contracts and programs in progress under U.S. Government contractual arrangements. Costs for product development initiatives we sponsor that are not otherwise allocable are charged to expense when incurred. Under some arrangements in which a customer shares in product development costs, our portion of unreimbursed costs is expensed as incurred. Independent research and development costs charged to cost of sales totaled $638 million in 2010, $724 million in 2009, and $698 million in 2008. Costs we incur under customer-sponsored research and development programs pursuant to contracts are included in net sales and cost of sales.

Investments in marketable securities – Investments in marketable securities consist of debt and equity securities and are classified as either available-for-sale securities or trading securities. If classified as available-for-sale securities, unrealized gains and losses are reflected net of income taxes in accumulated other comprehensive loss on the Statements of Stockholders' Equity. If classified as trading securities, unrealized gains and losses are recorded in other non-operating income (expense), net on the Statements of Earnings. If declines in the value of available-for-sale securities are determined to be other than temporary, a loss is recorded in earnings in the current period. We make such determinations by considering, among other factors, the length of time the fair value of the investment has been less than the carrying value, future business prospects for the investee, and information regarding market and industry trends for the investee's business, if available. For purposes of computing realized gains and losses on marketable securities, we determine cost on a specific identification basis.

Available-for-sale securities are recorded at fair value and classified as short-term investments on the Balance Sheets. Our available-for-sale securities as of December 31, 2010 and 2009 consisted of U.S. Treasury securities with a fair value of $502 million and $300 million, and corporate debt securities of $14 million and $46 million. The cost basis of these securities was not materially different from their respective fair value in either year. Substantially all of our available-for-sale securities are contractually scheduled to mature in 2011. As of December 31, 2010 and 2009, the fair value of our trading securities totaled $843 million and $757 million and was included in other assets on the Balance Sheets. Our trading securities are held in a Rabbi Trust, which includes investments to fund certain of our nonqualified deferred compensation plans.

Net gains (losses) on marketable securities in 2010, 2009, and 2008 were $56 million, $110 million, and $(158) million and were included in other non-operating income (expense), net on the Statements of Earnings. Included in these amounts are net unrealized gains (losses) on trading securities of $24 million in 2010, $115 million in 2009, and $(98) million in 2008.

Equity method investments – Investments where we have the ability to exercise significant influence over the investee are accounted for under the equity method of accounting and are included in other assets on the Balance Sheets. Significant influence typically exists if we have a 20% to 50% ownership interest in the investee. Under this method of accounting, our share of the net earnings or losses of the investee is included in operating profit in other income, net since the activities of the investee are closely aligned with the operations of the business segment holding the investment. We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. As of December 31, 2010 and 2009, our equity method investments totaled $671 million and $524 million and were included in other assets on the Balance Sheets. Our equity in net earnings related to these investments was $312 million in 2010, $278 million in 2009, and $288 million in 2008.

Derivative financial instruments – We use derivative financial instruments to manage our exposure to fluctuations in foreign currency exchange rates. Foreign currency exchange contracts are entered into to manage the foreign currency exchange rate risk of forecasted foreign currency denominated cash receipts and cash payments. The majority of our foreign currency exchange contracts are designated as cash flow hedges. We also may use derivative financial instruments to manage our exposure to changes in interest rates. Our financial instruments that are subject to interest rate risk principally include fixed rate long-term debt. We do not hold or issue derivative financial instruments for trading or speculative purposes.

We record derivatives at their fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on our intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives attributable to the effective portion of hedges that we consider highly effective hedges are either reflected in earnings and largely offset by corresponding adjustments to the hedged items, or reflected net of income taxes in accumulated other comprehensive loss until the hedged transaction is recognized in earnings. Changes in the fair value of the derivatives that are attributable to the ineffective portion of the hedges, or of derivatives that are not considered to be highly effective hedges, if any, are immediately recognized in earnings. The aggregate notional amount of the outstanding foreign currency exchange contracts at December 31, 2010 and 2009 was $2.2 billion and $1.9 billion. There were no interest rate derivatives outstanding at December 31, 2010 and 2009. The effect of our derivative instruments on our Statements of Earnings for the years ended December 31, 2010, 2009, and 2008, and on our Balance Sheets as of December 31, 2010 and 2009 was not material. See Note 15 for further discussion on the fair value measurements related to our derivative instruments.

Stock-based compensation – We recognize compensation cost related to all share-based payments (stock options and restricted stock units) based on their estimated fair value at the date of grant.

Income taxes – We periodically assess our tax filing exposures related to periods that are open to examination. Based on the latest available information, we evaluate tax positions to determine whether the position will more likely than not be sustained upon examination by the Internal Revenue Service (IRS). If we determine that the tax position is more likely than not to be sustained, we record the largest amount of benefit that is more likely than not to be realized when the tax position is settled. If we cannot reach that determination, no benefit is recorded. We record interest and penalties related to income taxes as a component of income tax expense in our consolidated financial statements.

Comprehensive income (loss) – Comprehensive income (loss) and its components are presented on the Statements of Stockholders' Equity.

Accumulated other comprehensive loss consisted of the following:

(In millions)	***2010***	*2009*
Postretirement benefit plan adjustments	**$(8,994)**	$(8,564)
Foreign currency translation adjustments	**(17)**	(26)
Other, net	**1**	(5)
Accumulated other comprehensive loss	**$(9,010)**	$(8,595)

Recent accounting pronouncements – In October 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard which revised its accounting guidance related to revenue arrangements with multiple deliverables. The standard relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables, thereby affecting the timing of revenue recognition. Also, the standard expands the disclosure requirements for revenue arrangements with multiple deliverables. The standard will be effective for us beginning on January 1, 2011, and will apply prospectively to certain multiple-element arrangements with non-U.S. Government customers entered into or materially modified after the adoption date. We do not expect the adoption of this accounting standard will have a material effect on our financial results.

Note 2 – Discontinued Operations

In June 2010, we announced plans to divest Pacific Architects and Engineers, Inc. (PAE) and most of our Enterprise Integration Group (EIG), two businesses within our Information Systems & Global Solutions (IS&GS) reporting segment. On November 22, 2010, we closed on the sale of EIG for $815 million and recognized a gain, net of tax, of $184 million ($.50 per share) in the fourth quarter of 2010 which is included in discontinued operations. We received proceeds, net of

$17 million in transaction costs, of $798 million related to the sale, which are included in investing activities on our Statement of Cash Flows. We made a $260 million tax payment related to the sale which is included in operating activities on our Statement of Cash Flows. EIG's operating results are included in discontinued operations on our Statements of Earnings for all periods presented. Our decision to divest EIG was based on our analysis of the U.S. Government's increased concerns about perceived organizational conflicts of interest within the defense contracting community. EIG provides systems engineering, architecture, and integration services and support to a broad range of government customers.

As a result of our decision in 2010 to sell PAE, we recorded a $182 million deferred tax asset which reflects the federal and state tax benefits that we expect to realize on the sale of the PAE business because our tax basis is higher than our book basis. We also recorded a $109 million impairment charge which reduced the carrying value of PAE to equal the expected net proceeds from the transaction. The net result increased earnings from discontinued operations by $73 million ($.20 per share). PAE's operating results are included in discontinued operations on our Statements of Earnings for all periods presented, and its assets and liabilities are classified as held for sale on our 2010 Balance Sheet. On February 22, 2011, we announced that we entered into a definitive agreement to sell PAE. We expect the transaction will close in the second quarter of 2011, subject to satisfaction of closing conditions.

The plan to divest PAE is a result of changes in customer priorities. When we acquired the business, we envisioned it as an entry point to a new customer set that would need additional services, primarily in the areas of information technology and systems integration. Those customers, however, are seeking a different mix of services, such as the construction of facilities and provision of physical security, which does not fit with our long-term strategy.

In the following table of financial information, we have combined the results of operations of PAE and EIG as the amounts for the individual businesses are not material. Summary financial information related to discontinued operations is as follows:

(In millions)	***2010***	*2009*	*2008*
Net sales	**$1,087**	$1,195	$1,359
Earnings before income taxes	**44**	54	76
Earnings after income taxes	**$ 24**	$ 25	$ 50
Gain on sale of EIG	**184**	—	—
Adjustments from planned sale of PAE	**73**	—	—
Earnings from discontinued operations	**$ 281**	$ 25	$ 50

The major classes of assets and liabilities related to PAE and classified as held for sale on our Balance Sheet as of December 31, 2010 are listed in the table below.

(In millions)	***December 31, 2010***
Assets	
Receivables	**$267**
Goodwill and other assets	**132**
Assets of Discontinued Operation Held for Sale	**$399**
Liabilities	
Accounts payable and accrued expenses	**$122**
Other liabilities	**82**
Liabilities of Discontinued Operation Held for Sale	**$204**

Note 3 – Restructuring and Other Activities

In 2010, we recorded a charge to cost of sales, net of state income tax benefits, of $178 million related to the Voluntary Executive Separation Program (VESP) we announced in July 2010. The charge, which included the anticipated lump-sum special payments for qualifying executives, reduced our net earnings for 2010 by $116 million ($.31 per share). Approximately 600 executives, or about 25% of our total executive population, applied to voluntarily participate in the program and were subsequently approved. Approved VESP participants will receive a lump-sum special payment upon termination. The effective date of termination of employment for most participants was February 1, 2011, with the lump-sum special payments to be made within 90 days from separation of service.

In the fourth quarter of 2010, the Mission Systems & Sensors (MS2) line of business in Electronic Systems announced a plan to consolidate certain of its operations. Accordingly, we recorded a charge to cost of sales, net of state income tax benefits, of $42 million which reduced our net earnings for 2010 by $27 million ($.07 per share). The majority of the charge was associated with the accrual of severance payments to employees, with the remainder associated with impairment of assets. The consolidation plan primarily related to the decision to close down the MS2 facility in Eagan, Minnesota and move the operations to other MS2 locations. We expect to complete these activities by 2013.

In 2008, we recognized a deferred gain, net of state income taxes, of $108 million in other income, net. The deferred gain was originally recorded in 2006 in connection with the sale of our interests in Lockheed Khrunichev Energia International, Inc. (LKEI) and International Launch Services, Inc. (ILS). Under the sale agreement, we were responsible to refund advances to certain customers if launch services were not provided and ILS did not refund the advances. Due to this continuing involvement with those customers of ILS, many of the risks related to this business had not been transferred and we had not recognized this transaction as a divestiture for financial reporting purposes. In 2008, Khrunichev provided the remaining launch services for which we had potential responsibility to refund advances, such that we were not required to repay advances. Recognition of the deferred gain increased net earnings by $70 million ($.17 per share).

In 2008, we recognized, net of state income taxes, $85 million in other income, net, due to the elimination of reserves related to various land sales in California. Reserves were originally recorded at the time of each land sale in 2007 and prior years based on the U.S. Government's assertion that a significant portion of the sale proceeds should be allocated to the buildings and improvements on the properties, thereby giving the U.S. Government the right to share in the gains associated with the land sales. At the time the land sales occurred, we believed the value of the properties sold was attributable to the land versus the buildings and improvements. The dispute was resolved by the Armed Services Board of Contract Appeals, which determined that our accounting for the land sales was in accordance with the Federal Acquisition Regulation and CAS. We reached a settlement with the U.S. Government in 2008, and the previously recorded reserves were no longer required. Resolution of this matter increased our net earnings by $56 million ($.14 per share).

Note 4 – Earnings Per Share

We compute basic and diluted per share amounts based on net earnings for the periods presented. We use the weighted average number of common shares outstanding during the period to calculate basic earnings per share. Our calculation of diluted per share amounts includes the dilutive effects of stock options and restricted stock units based on the treasury stock method in the weighted average number of common shares.

Unless otherwise noted, we present all per share amounts cited in these consolidated financial statements on a "per diluted share" basis.

The calculations of basic and diluted earnings per share are as follows:

(In millions, except per share data)	***2010***	*2009*	*2008*
Net earnings:			
Earnings from continuing operations	**$2,645**	$2,999	$3,167
Earnings from discontinued operations	**281**	25	50
Net earnings for basic and diluted computations	**$2,926**	$3,024	$3,217
Weighted average common shares outstanding:			
Average number of common shares outstanding for basic computations	**364.2**	384.8	399.7
Dilutive stock options and restricted stock units	**4.1**	4.1	9.7
Average number of common shares outstanding for diluted computations	**368.3**	388.9	409.4
Earnings per common share:			
Basic			
Continuing operations	**$ 7.26**	$ 7.79	$ 7.92
Discontinued operations	**.77**	.07	.13
Basic earnings per common share	**$ 8.03**	$ 7.86	$ 8.05
Diluted			
Continuing operations	**$ 7.18**	$ 7.71	$ 7.74
Discontinued operations	**.76**	.07	.12
Diluted earnings per common share	**$ 7.94**	$ 7.78	$ 7.86

Stock options to purchase 11.0 million, 11.2 million, and 3.5 million shares of common stock outstanding at December 31, 2010, 2009, and 2008 had exercise prices that were in excess of the average market price of our common stock at the respective dates. As such, we did not include these stock options in our calculation of diluted earnings per share, as their effect would have been anti-dilutive.

Note 5 – Information on Business Segments

We operate in four principal business segments: Aeronautics, Electronic Systems, IS&GS, and Space Systems. We organize our business segments based on the nature of the products and services offered. The following is a brief description of the activities of the principal business segments:

- **Aeronautics** – Engaged in the research, design, development, manufacture, integration, sustainment, support, and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles, and related technologies. Major products and programs include design, development, production and sustainment of the F-35 international multi-role, stealth fighter; the F-22 air dominance and multi-mission stealth fighter; the F-16 international multi-role fighter; the C-130J tactical transport aircraft; the C-5M strategic airlifter modernization program; and support for the P-3 maritime patrol aircraft and the U-2 high-altitude reconnaissance aircraft. Our Advanced Development Programs organization, which includes the Skunk Works, provides next generation innovative system solutions using rapid prototype applications and advanced technologies.

- **Electronic Systems** – Manages complex programs and designs, develops, produces, and integrates hardware and software solutions to ensure the mission readiness of armed forces and government agencies worldwide. Global security solutions include advanced sensors, decision systems, and weapons for air-, land-, and sea-based platforms. The segment integrates land vehicles, ships, and fixed- and rotary-wing aircraft. Major products and programs include air and missile defense; tactical missiles; weapon fire control systems; surface ship and submarine combat systems; anti-submarine and undersea warfare systems; land, sea-based, and airborne radars; surveillance and reconnaissance systems; simulation and training systems; and integrated logistics and sustainment services. Electronic Systems also manages and operates the Sandia National Laboratories for the U.S. Department of Energy and is part of the consortium that manages the United Kingdom's Atomic Weapons Establishment.

- **Information Systems & Global Solutions** – Provides management services, Information Technology (IT) solutions, and advanced technology expertise across a broad spectrum of applications to U.S. Government and other customers. IS&GS provides full life-cycle support and highly specialized talent in the areas of software and systems integration, including capabilities in space, air and ground systems for a wide variety of defense and civil government agencies in the U.S. and abroad.

- **Space Systems** – Engaged in the design, research and development, engineering, and production of satellites, strategic and defensive missile systems, and space transportation systems, including activities related to the planned replacement of the Space Shuttle. The Satellite line of business includes both government and commercial satellites. Strategic & Defensive Missile Systems includes missile defense technologies and systems and fleet ballistic missiles. Space Transportation Systems includes portions of the next generation human space flight system. Through ownership interests in two joint ventures, Space Transportation Systems also includes Space Shuttle processing activities and expendable launch services for the U.S. Government.

In 2010, we announced the realignment of two IS&GS businesses, Readiness & Stability Operations (RSO) and Savi Technology, Inc., with our simulation, training and support business to form the Global Training & Logistics line of business within Electronic Systems. The realignment had no effect on our consolidated results of operations, financial position, or cash flows. The financial information in the following tables below has been reclassified to reflect this realignment and to exclude the PAE and EIG businesses from the IS&GS business segment information (see Note 2) for all periods presented.

The following table presents net sales and operating profit of our four business segments. Net sales exclude intersegment revenue, as these activities are eliminated in consolidation. Intercompany transactions are generally negotiated and accounted for under terms and conditions similar to other government and commercial contracts. Operating profit of the business segments includes the equity earnings or losses from investees in which certain of our business segments hold equity interests, because the activities of the investees are closely aligned with the operations of those segments.

Operating profit of the business segments excludes the FAS/CAS pension adjustment discussed below; expense for certain stock-based compensation programs including costs for stock options and restricted stock units; the effects of items not considered part of management's evaluation of segment operating performance, such as the charges related to the VESP and the MS2 consolidation plan (see Note 3); gains or losses from divestitures; the effects of legal settlements; Corporate costs not allocated to the business segments; and other miscellaneous Corporate activities. The items other than the charges related to the VESP and MS2 consolidation plan are included in "Other unallocated Corporate income (expense), net" in the following table which reconciles operating profit from the business segments to operating profit in our Statements of Earnings. The charge related to the VESP and MS2 consolidation plan are presented together as a separate reconciling item.

The results of operations of our business segments include pension expense only as determined and funded in accordance with U.S. Government Cost Accounting Standards (CAS) rules. The FAS/CAS pension adjustment represents the difference between pension expense or income calculated in accordance with GAAP and pension costs calculated and funded in accordance with CAS. CAS is a major factor in determining our pension funding requirements, and governs the extent to which pension costs can be allocated to and recovered on U.S. Government contracts. The CAS expense is recovered through the pricing of our products and services on U.S. Government contracts and, therefore, is recognized in each of our business segments' net sales and cost of sales.

Selected Financial Data by Business Segment

(In millions)	***2010***	*2009*	*2008*
Net sales			
Aeronautics	**$13,235**	$12,201	$11,473
Electronic Systems	**14,363**	13,532	12,803
Information Systems & Global Solutions	**9,959**	9,608	9,069
Space Systems	**8,246**	8,654	8,027
Total	**$45,803**	$43,995	$41,372
Operating profit (a)			
Aeronautics	**$ 1,502**	$ 1,577	$ 1,433
Electronic Systems	**1,712**	1,660	1,583
Information Systems & Global Solutions	**890**	895	919
Space Systems	**972**	972	953
Total business segments	**5,076**	5,104	4,888
Voluntary executive separation and other charges (b)	**(220)**	—	—
Other unallocated Corporate income (expense), net (c)	**(759)**	(689)	161
Operating profit	**$ 4,097**	$ 4,415	$ 5,049
Intersegment revenue			
Aeronautics	**$ 128**	$ 210	$ 147
Electronic Systems	**989**	860	662
Information Systems & Global Solutions	**912**	827	803
Space Systems	**124**	122	203
Total	**$ 2,153**	$ 2,019	$ 1,815
Depreciation and amortization of plant and equipment			
Aeronautics	**$ 205**	$ 198	$ 190
Electronic Systems	**237**	245	257
Information Systems & Global Solutions	**63**	66	61
Space Systems	**186**	182	166
Total business segments	**691**	691	674
Corporate activities	**58**	59	53
Total	**$ 749**	$ 750	$ 727
Expenditures for property, plant and equipment			
Aeronautics	**$ 271**	$ 248	$ 227
Electronic Systems	**260**	266	275
Information Systems & Global Solutions	**53**	52	72
Space Systems	**181**	210	231
Total business segments	**765**	776	805
Corporate activities	**55**	76	121
Total	**$ 820**	$ 852	$ 926

Selected Financial Data by Business Segment (continued)

(a) Operating profit included equity in net earnings (losses) of equity investees as follows:

(In millions)	***2010***	*2009*	*2008*
Aeronautics	**$ 7**	$ 9	$ 21
Electronic Systems	**50**	53	43
Space Systems	**259**	218	224
Total business segments	**316**	280	288
Corporate activities	**(4)**	(2)	—
Total	**$312**	$278	$288

(b) Voluntary executive separation and other charges included the charges associated with the VESP and MS2's consolidation of facilities (see Note 3).

(c) Other unallocated Corporate income (expense), net included the following:

(In millions)	***2010***	*2009*	*2008*
FAS/CAS pension adjustment	**$(454)**	$(456)	$ 128
Items not considered in segment operating performance	**—**	—	193
Stock-based compensation	**(168)**	(154)	(155)
Other	**(137)**	(79)	(5)
Total	**$(759)**	$(689)	$ 161

See Note 3 for information regarding the items not considered in segment operating performance.

(In millions)	***2010***	*2009*
Assets [a]		
Aeronautics	**$ 5,230**	$ 4,356
Electronic Systems	**9,972**	10,080
Information Systems & Global Solutions	**5,524**	6,443
Space Systems	**3,014**	3,097
Total business segments	**23,740**	23,976
Corporate assets [b]	**10,928**	11,135
Assets of discontinued operation held for sale	**399**	—
Total	**$35,067**	$35,111
Goodwill		
Aeronautics	**$ 148**	$ 148
Electronic Systems	**5,601**	5,595
Information Systems & Global Solutions	**3,363**	3,712
Space Systems	**493**	493
Total	**$ 9,605**	$ 9,948
Customer advances and amounts in excess of costs incurred		
Aeronautics	**$ 2,773**	$ 2,389
Electronic Systems	**2,408**	2,297
Information Systems & Global Solutions	**195**	172
Space Systems	**343**	191
Total	**$ 5,719**	$ 5,049

(a) We have no significant long-lived assets located in foreign countries.

(b) Corporate assets primarily include cash and cash equivalents, short-term investments, deferred income taxes, the prepaid pension asset, deferred environmental assets, and investments held in a Rabbi Trust.

Selected Financial Data by Business Segment (continued)

Net Sales by Customer Category

(In millions)	***2010***	*2009*	*2008*
U.S. Government			
Aeronautics	**$10,720**	$10,151	$ 9,268
Electronic Systems	**10,242**	9,699	9,405
Information Systems & Global Solutions	**9,437**	9,128	8,588
Space Systems	**7,995**	8,405	7,685
Total	**$38,394**	$37,383	$34,946
Foreign governments [(a)] [(b)]			
Aeronautics	**$ 2,478**	$ 1,990	$ 2,043
Electronic Systems	**3,749**	3,432	3,049
Information Systems & Global Solutions	**417**	256	160
Space Systems	**20**	27	15
Total	**$ 6,664**	$ 5,705	$ 5,267
Commercial and Other [(b)]			
Aeronautics	**$ 37**	$ 60	$ 162
Electronic Systems	**372**	401	349
Information Systems & Global Solutions	**105**	224	321
Space Systems	**231**	222	327
Total	**$ 745**	$ 907	$ 1,159
	$45,803	$43,995	$41,372

(a) Sales made to foreign governments through the U.S. Government, or "foreign military sales," are included in the "Foreign governments" category.

(b) International sales, including export sales reflected in the "Foreign governments" and "Commercial and Other" categories, were $7.1 billion in 2010, $6.3 billion in 2009, and $5.7 billion in 2008.

Note 6 – Receivables

Receivables consisted of the following components:

(In millions)	***2010***	*2009*
U.S. Government		
Amounts billed	**$1,360**	$1,648
Unbilled costs and accrued profits	**3,127**	2,718
Less: customer advances and progress payments	**(591)**	(486)
	3,896	3,880
Foreign governments and commercial		
Amounts billed	**461**	598
Unbilled costs and accrued profits	**1,649**	1,811
Less: customer advances	**(249)**	(228)
	1,861	2,181
	$5,757	$6,061

We expect to bill substantially all of the December 31, 2010 unbilled costs and accrued profits during 2011.

Note 7 – Inventories

Inventories consisted of the following components:

(In millions)	***2010***	*2009*
Work-in-process, primarily related to long-term contracts and programs in progress	**$ 6,523**	$ 5,565
Less: customer advances and progress payments	**(4,788)**	(3,941)
	1,735	1,624
Other inventories	**643**	559
	$ 2,378	$ 2,183

Work-in-process inventories at December 31, 2010 and 2009 included general and administrative costs of $522 million and $550 million. During 2010, 2009, and 2008, general and administrative costs incurred and recorded in inventories totaled $2,325 million, $2,352 million, and $2,324 million, and general and administrative costs charged to cost of sales from inventories totaled $2,352 million, $2,108 million, and $2,213 million.

Note 8 – Property, Plant, and Equipment

Property, plant, and equipment consisted of the following components:

(In millions)	***2010***	*2009*
Land	**$ 111**	$ 112
Buildings	**5,264**	5,010
Machinery and equipment	**6,583**	6,283
	11,958	11,405
Less: accumulated depreciation and amortization	**(7,404)**	(6,885)
	$ 4,554	$ 4,520

Note 9 – Income Taxes

Our provision for federal and foreign income tax expense for continuing operations consisted of the following components:

(In millions)	***2010***	*2009*	*2008*
Federal income taxes:			
Current	**$ 589**	$ 667	$1,378
Deferred	**589**	583	55
Total federal income taxes	**1,178**	1,250	1,433
Foreign income taxes:			
Current	**8**	(4)	26
Deferred	**(5)**	(15)	—
Total foreign income taxes	**3**	(19)	26
Income tax expense	**$1,181**	$1,231	$1,459

State income taxes are included in our operations as general and administrative costs and, under U.S. Government regulations, are allowable in establishing prices for the products and services we sell to the U.S. Government. Therefore, a substantial portion of state income taxes is included in our net sales and cost of sales. As a result, the impact of certain transactions on our operating profit and other matters disclosed in these financial statements is disclosed net of state income taxes. Our total net state income tax expense was $168 million for 2010 (including state income taxes related to the sale of EIG), $144 million for 2009, and $221 million for 2008.

Our reconciliation of the 35% U.S. federal statutory income tax rate to actual income tax expense for continuing operations is as follows:

(In millions)	***2010***	*2009*	*2008*
Income tax expense at the U.S. federal statutory tax rate	**$1,339**	$1,481	$1,619
Increase (decrease) in tax expense:			
U.S. manufacturing activity benefit	**(110)**	(39)	(67)
Medicare Part D law change	**96**	—	—
Tax deductible dividends	**(56)**	(49)	(38)
Research and development tax credit	**(43)**	(43)	(36)
Other, net	**(45)**	(119)	(19)
Income tax expense	**$1,181**	$1,231	$1,459

Our U.S. manufacturing activity benefit is based on income derived from qualified production activity (QPA) in the United States. The deduction rate, which was 9% for 2010 and 6% for 2009 and 2008, is applied against QPA income to arrive at the deduction. The increased benefit in 2010 is due to an increase in QPA income, as well as the higher deduction rate in 2010.

In March 2010, the President signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. Beginning January 1, 2013, these laws change the tax treatment for retiree prescription drug expenses by eliminating the tax deduction available to the extent that those expenses are reimbursed under Medicare Part D. Because the tax benefits associated with these future deductions were reflected as deferred tax assets as of December 31, 2009, the elimination of the tax deductions resulted in a reduction in deferred tax assets and an increase in income tax expense in 2010. As a result, we recognized a tax expense for 2010, which increased income tax expense by $96 million ($.26 per share).

We receive a tax deduction related to dividends paid on shares of our common stock held by certain of our defined contribution plans with an employee stock ownership plan (ESOP) feature. The amount of the tax deduction has increased as we increased our dividend over the last three years.

Income tax expense for 2010 included the impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, signed by the President on December 17, 2010, which retroactively extended the research and development tax credit from January 1, 2010 through December 31, 2011. As a result, we recognized a tax benefit for the impact of the tax credit in 2010, which reduced our income tax expense by $43 million ($0.12 per share). This benefit is comparable to that recorded in 2009 and 2008.

We participate in the Internal Revenue Service (IRS) Compliance Assurance Process (CAP) program. The year 2010 is currently under examination by the IRS. During the fourth quarter of 2010, the IRS examination of our U.S. Federal Income Tax Return for the year 2009 was resolved. This resolution did not have a material impact on our effective income tax rate. In 2009, the IRS examinations of our U.S. Federal Income Tax Returns for the years 2005-2007 and 2008 were resolved and settled, except for certain issues, which are pending in the IRS Appeals Division. As a result, we recognized additional tax benefits and reduced our income tax expense for 2009 by $69 million ($.18 per share), including related interest. This reduction in income tax expense, included in Other, net in the table above, reduced our effective income tax rate for 2009 by 1.6%.

The primary components of our federal and foreign deferred income tax assets and liabilities at December 31 were as follows:

(In millions)	***2010***	*2009*
Deferred tax assets related to:		
Accrued compensation and benefits	**$ 877**	$ 796
Pensions	**3,642**	3,664
Other postretirement benefit obligations	**459**	565
Contract accounting methods	**419**	391
Planned sale of PAE	**179**	—
Foreign company operating losses and credits	**14**	15
Valuation allowance	**—**	(13)
Deferred tax assets, net	**5,590**	5,418
Deferred tax liabilities related to:		
Goodwill and purchased intangibles	**336**	371
Property, plant and equipment	**558**	343
Exchanged debt securities and other [a]	**189**	111
Deferred tax liabilities	**1,083**	825
Net deferred tax assets [b]	**$4,507**	$4,593

(a) Includes deferred tax liabilities associated with the exchange of debt securities in 2010 (see Note 10) and 2006.

(b) Includes net foreign current deferred tax liabilities, which are included on the Balance Sheets in other current liabilities.

We have recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments that, exclusive of interest, totaled $160 million and $217 million at December 31, 2010 and 2009. The change in the liabilities resulted from the following:

(In millions)	***2010***	*2009*
Balance at January 1	**$217**	$250
Tax positions related to the current year	**73**	39
Increase (decrease) related to tax positions in prior years:		
Recognition of benefits from resolution of issues with IRS	**—**	(54)
Reclassification to liabilities of discontinued operation held for sale	**(29)**	—
Other, net	**(16)**	—
Decreases related to settlements with taxing authorities:		
Settlements with taxing authorities for prior years	**—**	(18)
Advance payment for pending matters	**(85)**	—
Balance at December 31	**$160**	$217

The liabilities at the end of 2010 and 2009 were primarily recorded in other current liabilities on the Balance Sheets. Substantially all of these unrecognized tax benefits would affect the effective tax rate, if we were to prevail on all of the related issues. The amount of net interest and penalties recognized as a component of income tax expense during 2010, 2009, and 2008, as well as the amount of interest and penalties accrued at December 31, 2010 and 2009, was not material.

We have protested to the IRS Appeals Division certain proposed adjustments related to tax years 2003-2009, and these years are subject to review by the Joint Committee on Taxation. It is reasonably possible that during the next 12 months the completion of the Joint Committee on Taxation's review will occur, causing the elimination of substantially all of our unrecognized tax benefits. We expect that a substantial portion of the reduction in unrecognized tax benefits will affect earnings.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various foreign jurisdictions. With few exceptions, the statute of limitations is no longer open for U.S. federal or non-U.S. income tax examinations for the years before 2003.

U.S. income taxes and foreign withholding taxes have not been provided on earnings of $108 million, $123 million, and $139 million that have not been distributed by our non-U.S. companies as of December 31, 2010, 2009, and 2008. Our intention is to permanently reinvest these earnings, thereby indefinitely postponing their remittance to the United States. If these earnings were remitted, we estimate that the additional income taxes after foreign tax credits would have been approximately $17 million in 2010, $29 million in 2009, and $16 million in 2008.

Our federal and foreign income tax payments, net of refunds received, were $806 million in 2010, $986 million in 2009, and $1,234 million in 2008. A payment of $260 million associated with the divestiture of EIG, a $325 million refund received in 2010 from the IRS related to estimated taxes paid for the 2009 calendar year, and an $85 million advance payment related to matters pending with IRS Appeals are included in 2010 payments.

Note 10 – Debt

Our long-term debt is primarily in the form of publicly issued notes and debentures, as follows:

(In millions)	*Interest Rate*	***2010***	*2009*
Notes due 3/14/2013	4.12%	**$ 500**	$ 500
Debentures due 4/15/2013	7.38%	**150**	150
Debentures due 5/1/2016	7.65%	**451**	600
Notes due 11/15/2019	4.25%	**900**	900
Debentures due 9/15/2023	7.00%	**200**	200
Notes due 6/15/2024	8.38%	**167**	167
Debentures due 6/15/2025	7.63%	**150**	150
Debentures due 5/1/2026	7.75%	**275**	423
Debentures due 12/1/2029	8.50%	**206**	317
Debentures due 5/1/2036	7.20%	**97**	300
Notes due 9/1/2036	6.15%	**1,079**	1,079
Notes due 11/15/2039	5.50%	**600**	600
Notes due 6/1/2040	5.72%	**728**	—
Unamortized discount	N/A	**(505)**	(351)
Other	Various	**21**	17
		$5,019	$5,052

In May 2010, we issued $728 million of new 5.72% Notes due 2040 (the New Notes) in exchange for $611 million of our then outstanding debt securities listed in the table below (the Old Notes). We paid a premium of $158 million in the exchange, of which $117 million was in the form of New Notes. The remaining $41 million, along with $6 million in expenses associated with the transaction, was paid in cash. The premium was recorded as a discount and will be amortized as additional interest expense over the life of the New Notes, using the effective interest method.

(In millions)	*Principal Amount Exchanged*
Old Notes Exchanged	
7.65% Debentures due 2016	$149
7.75% Debentures due 2026	148
8.50% Debentures due 2029	111
7.20% Debentures due 2036	203
	$611

In November 2009, we issued a total of $1.5 billion of long-term notes in a registered public offering, $900 million of which are due in 2019 and have a fixed coupon interest rate of 4.25%. The remaining $600 million of long-term notes are due in 2039 and have a fixed coupon interest rate of 5.50%. In March 2008, we issued $500 million of long-term notes in a registered public offering. These notes are due in 2013 and have a fixed coupon interest rate of 4.12%.

At December 31, 2010 and 2009, we had in place with a group of banks a $1.5 billion revolving credit facility which expires in June 2012. There were no borrowings outstanding under the facility during 2010 or 2009. Borrowings under the credit facility would be unsecured and bear interest at rates based, at our option, on the Eurodollar rate or a bank defined Base Rate. Each bank's obligation to make loans under the credit facility is subject to, among other things, our compliance with various representations, warranties and covenants, including covenants limiting our ability and certain of our subsidiaries to encumber assets and a covenant not to exceed a maximum leverage ratio. As of December 31, 2010, we were in compliance with all covenants contained in our credit facility agreement, as well as in our debt agreements.

We have agreements in place with banking institutions to provide for the issuance of commercial paper. There were no commercial paper borrowings outstanding during 2010 or 2009. If we were to issue commercial paper, the borrowings would be supported by the $1.5 billion revolving credit facility.

During the five year period from 2011 through 2015, we have $650 million in scheduled long-term debt maturities, all of which are due in 2013. Interest payments were $337 million in 2010, $286 million in 2009, and $320 million in 2008.

Note 11 – Postretirement Benefit Plans

Defined Contribution Plans

We maintain a number of defined contribution plans, most with 401(k) features that cover substantially all of our employees. Under the provisions of our 401(k) plans, most employees' eligible contributions are matched at rates specified in the plan documents. Our contributions were $379 million in 2010, $364 million in 2009, and $351 million in 2008, the majority of which were funded in our common stock.

Our Salaried Savings Plan is a defined contribution plan with a 401(k) feature that includes an ESOP Fund. Our matching contributions to the Salaried Savings Plan have been fulfilled through newly issued shares or purchases of our common stock. Participants can elect dividends on our common stock to be reinvested or paid in cash. At December 31, 2010, the Salaried Savings Plan held 58.9 million issued and outstanding shares of our common stock, all of which were allocated to participant accounts.

All other plans for hourly and salaried employees include an ESOP feature. In these plans, the match and employer contributions are made at the election of the participant, in either our common stock or cash that may be invested at the participant's direction in one of the plan's other investment options. Contributions that participants directed to be invested in our common stock were used by the investment manager to purchase common stock either in the open market or from participant account balance reallocations. Participants can elect dividends on our common stock to be reinvested or paid in cash. One of our hourly savings plans has an ESOP Fund. This ESOP Fund held 1.8 million issued and outstanding shares of our common stock at December 31, 2010, all of which were allocated to participant accounts.

Defined Benefit Pension Plans and Retiree Medical and Life Insurance Plans

Most of our employees hired on or before December 31, 2005 are covered by qualified defined benefit pension plans, and we provide certain health care and life insurance benefits to eligible retirees (collectively, postretirement benefit plans). We also sponsor nonqualified defined benefit pension plans to provide for benefits in excess of qualified plan limits. Non-union represented employees hired on or after January 1, 2006 do not participate in our qualified defined benefit pension plans, but are eligible to participate in our qualified defined contribution plan in addition to our other retirement savings plans. They also have the ability to participate in our retiree medical plans, but we do not subsidize the cost of their participation in those plans as we do with employees hired before January 1, 2006. We have made contributions to trusts established to pay future benefits to eligible retirees and dependents (including Voluntary Employees' Beneficiary Association trusts and 401(h) accounts, the assets of which will be used to pay expenses of certain retiree medical plans). We use December 31 as the measurement date. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates. Net pension and net retiree medical costs for each of the years presented were based on assumptions in effect at the end of the respective preceding year.

The rules related to accounting for postretirement benefit plans under GAAP require us to recognize on a plan-by-plan basis the funded status of our postretirement benefit plans, with a corresponding noncash adjustment to accumulated other comprehensive income (loss), net of tax, in stockholders' equity. The funded status is measured as the difference between the fair value of the plan's assets and the benefit obligation of the plan.

Benefit Obligations and Funded Status

The following provides a reconciliation of benefit obligations, plan assets, and unfunded status related to our postretirement benefit plans:

	Defined Benefit Pension Plans		Retiree Medical and Life Insurance Plans	
(In millions)	**2010**	2009	**2010**	2009
Change in benefit obligations				
Benefit obligations at beginning of year	**$ 32,817**	$ 30,421	**$ 2,938**	$ 2,812
Service cost	**903**	870	**36**	34
Interest cost	**1,876**	1,812	**166**	165
Benefits paid	**(1,592)**	(1,510)	**(352)**	(366)
Actuarial losses	**2,032**	1,153	**105**	106
Amendments	**94**	70	**—**	9
Divestitures/curtailments [(a)]	**(357)**	1	**(10)**	—
Medicare Part D subsidy	**—**	—	**18**	36
Participants' contributions	**—**	—	**145**	142
Benefit obligations at end of year	**$ 35,773**	$ 32,817	**$ 3,046**	$ 2,938
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 22,154**	$ 18,539	**$ 1,630**	$ 1,426
Actual return on plan assets	**2,886**	3,644	**86**	330
Benefits paid	**(1,592)**	(1,510)	**(352)**	(366)
Our contributions	**2,240**	1,482	**311**	60
Participants' contributions	**—**	—	**145**	142
Medicare Part D subsidy	**—**	—	**18**	36
Divestitures and other [(a)]	**(343)**	(1)	**(5)**	2
Fair value of plan assets at end of year	**$ 25,345**	$ 22,154	**$ 1,833**	$ 1,630
Unfunded status of the plans	**$(10,428)**	$(10,663)	**$(1,213)**	$(1,308)
Amounts recognized in the Balance Sheets				
Prepaid pension asset	**$ 179**	$ 160	**$ —**	$ —
Accrued postretirement benefit liabilities	**(10,607)**	(10,823)	**(1,213)**	(1,308)
Accumulated other comprehensive (income) loss (pre-tax) related to:				
Net actuarial losses	**12,263**	11,809	**684**	564
Prior service cost (credit)	**455**	457	**(37)**	(53)

(a) Primarily reflects the transfer of assets and liabilities associated with the sale of EIG (see Note 2). An expense of $109 million was recognized in connection with this settlement, which reduced the gain on sale.

The accumulated benefit obligation for all qualified defined benefit pension plans was $31.4 billion and $29.0 billion at December 31, 2010 and 2009.

For qualified defined benefit pension plans in which the accumulated benefit obligation (ABO) was in excess of the fair value of the plans' assets, the projected benefit obligation, ABO, and fair value of the plans' assets are presented below.

(In millions)	**2010**	2009
Projected benefit obligation	**$35,640**	$32,689
Accumulated benefit obligation	**31,291**	28,920
Fair value of plan assets	**25,033**	21,866

We also sponsor nonqualified defined benefit plans to provide benefits in excess of qualified plan limits. The aggregate liabilities for these plans at December 31, 2010 and 2009 were $850 million and $737 million, which also represent the plans' unfunded status. We have set aside certain assets totaling $338 million and $328 million as of December 31, 2010 and 2009 in a Rabbi Trust which we expect to be used to pay obligations under our nonqualified plans. In accordance with

GAAP, those assets may not be used to offset the amount of the benefit obligation similar to the postretirement benefit plans in the table above. The unrecognized net actuarial losses at December 31, 2010 and 2009 were $447 million and $372 million, and the unrecognized prior service costs were not material. The expense associated with these plans totaled $85 million in 2010, $76 million in 2009, and $71 million in 2008. We also sponsor a small number of other postemployment plans and foreign benefit plans. The aggregate liability for the other postemployment plans was $93 million and $70 million as of December 31, 2010 and 2009. The expense for the other postemployment plans, as well as the liability and expense associated with the foreign benefit plans, was not material to our results of operations, financial position, or cash flows.

The unrecognized amounts recorded in accumulated other comprehensive loss subsequently will be recognized as an expense consistent with our historical accounting policy for amortizing those amounts. Actuarial gains and losses incurred in future periods and not recognized as expense in those periods will be recognized as increases or decreases in other comprehensive income (loss), net of tax. As they are subsequently recognized as a component of expense, the amounts recorded in other comprehensive income (loss) in prior periods are adjusted.

The following postretirement benefit plan amounts were included as adjustments to other comprehensive income (loss), net of tax, during the years ended December 31, 2010 and 2009. The amounts relate primarily to our qualified defined benefit plans. The amounts listed under "Incurred but Not Recognized" reflect actuarial gains or losses due to differences between actual experience and the actuarial assumptions, and prior service costs or credits from improvements or reductions in plan benefits, each of which occurred during 2010 and 2009 and were recognized as a component of other comprehensive income at the end of the year. The amounts listed under "Reclassification Adjustment for Prior Period Amounts Recognized" reflect amounts that were amortized as a component of expense for the year and are no longer included in accumulated other comprehensive loss as of the end of the year.

	Incurred but Not Recognized		*Reclassification Adjustment for Prior Period Amounts Recognized*	
(In millions)	***2010***	*2009*	***2010***	*2009*
	Gains (losses)		*(Gains) losses*	
Actuarial gains and losses	**$(921)**	$265	**$501**	$244
	Credit (cost)		*(Credit) cost*	
Prior service credit and cost	**(62)**	(51)	**52**	37
	$(983)	$214	**$553**	$281

The unrecognized actuarial gain or loss included in accumulated other comprehensive loss at the end of 2010 and expected to be recognized in net pension cost during 2011 is a loss of $880 million ($568 million net of income tax benefits) for our qualified defined benefit pension plans, a loss of $34 million ($22 million net of income tax benefits) for our retiree medical and life insurance plans, and a loss of $38 million ($25 million net of income tax benefits) for our nonqualified defined benefit pension plans. The amounts of unrecognized actuarial gain or loss for the foreign benefit and other plans are not expected to be material in 2011. The prior service credit or cost included in accumulated other comprehensive loss at the end of 2010 and expected to be recognized in net pension cost during 2011 is a cost of $82 million ($53 million net of income tax benefits) for our qualified defined benefit pension plans and a credit of $16 million ($10 million net of income taxes) for our retiree medical and life insurance plans. The amounts of prior service cost for the nonqualified, foreign, and other plans are not expected to be material in 2011. No plan assets are expected to be returned to us in 2011.

Net Pension and Postretirement Benefit Costs

The net pension cost and the net postretirement benefit cost included the following components:

(In millions)	***2010***	*2009*	*2008*
Qualified defined benefit pension plans			
Service cost	**$ 903**	$ 870	$ 823
Interest cost	**1,876**	1,812	1,741
Expected return on plan assets	**(2,027)**	(2,028)	(2,184)
Recognized net actuarial losses	**595**	302	2
Amortization of prior service cost	**83**	80	80
Curtailment	**12**	—	—
Total net pension expense	**$ 1,442**	$ 1,036	$ 462
Retiree medical and life insurance plans			
Service cost	**$ 36**	$ 34	$ 43
Interest cost	**166**	165	180
Expected return on plan assets	**(129)**	(106)	(153)
Recognized net actuarial losses	**25**	42	1
Amortization of prior service credit	**(16)**	(23)	(25)
Total net postretirement expense	**$ 82**	$ 112	$ 46

Actuarial Assumptions

The actuarial assumptions used to determine the benefit obligations at December 31, 2010 and 2009 related to our postretirement benefit plans were as follows:

	Benefit Obligation Assumptions	
	2010	*2009*
Discount rate	**5.500%**	5.875%
Rate of increase in future compensation levels	**4.400**	4.500

The decrease in the discount rate from December 31, 2009 to December 31, 2010 resulted in an increase in the projected benefit obligations of our qualified defined benefit pension plans of approximately $1.7 billion at December 31, 2010.

The actuarial assumptions used to determine the net expense related to our postretirement benefit plans in 2010, 2009, and 2008 were as follows:

	Postretirement Benefit Plan Cost Assumptions		
	2010	*2009*	*2008*
Discount rate	**5.875%**	6.125%	6.375%
Expected long-term rate of return on assets	**8.500**	8.500	8.500
Rate of increase in future compensation levels	**4.500**	4.600	4.700

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested or to be invested to provide for the benefits included in the benefit obligations. That assumption is based on several factors including historical market index returns, the anticipated long-term asset allocation of plan assets, the historical return data, plan expenses, and the potential to outperform market index returns.

The medical trend rate used in measuring the postretirement benefit obligation at December 31, 2010, was 10.0%, and was assumed to ultimately decrease to 5.0% by 2021. A 10.0% rate was used at December 31, 2009 for pre-Medicare coverage and 9.5% for post-Medicare coverage, and was assumed to ultimately decrease to 5.0% by 2020 for pre-Medicare coverage and 2019 for post-Medicare coverage. An increase or decrease of one percentage point in the assumed medical trend rates would result in a change in the postretirement benefit obligation of 5.6% and (4.2)% at December 31, 2010, and a change in the 2010 postretirement service cost plus interest cost of 3.9% and (3.4)%. The medical trend rate for 2011 is 10.0%.

Contributions and Expected Benefit Payments

We generally determine funding requirements for our defined benefit pension plans in a manner consistent with CAS and Internal Revenue Code rules. In 2010, we made discretionary contributions of $2,240 million related to our qualified defined benefit pension plans. Based on our known requirements as of December 31, 2010, approximately $1.0 billion of contributions related to those plans are expected to be required in 2011. We plan to make contributions of $1.3 billion related to the qualified defined benefit pension plans in 2011, as we anticipate that funding requirements under the Pension Protection Act beginning in 2011 will be higher than requirements in previous years. We also may review options for further contributions in 2011. We do not expect contributions to be required related to the retiree medical and life insurance plans in 2011.

The following benefit payments, which reflect expected future service, and receipts are expected to be paid or received. The payments for the retiree medical and life insurance plans are shown net of estimated employee contributions for the respective years but are not shown net of the anticipated subsidy receipts.

		Retiree Medical and Life Insurance Plans	
(In millions)	*Qualified Pension Benefits*	*Payments*	*Subsidy Receipts* [(a)]
2011	$ 1,670	$ 250	$ 30
2012	1,740	260	30
2013	1,810	270	30
2014	1,900	270	40
2015	1,990	280	40
Years 2016 – 2020	11,580	1,330	150

(a) Amounts represent subsidy payments expected to be received under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Under that law, the U.S. Government makes subsidy payments to eligible employers to offset the cost of prescription drug benefits provided to plan participants. During 2010 and 2009, we received $18 million and $36 million in subsidy payments.

Plan Assets

Investment policies and strategies – Lockheed Martin Investment Management Company (LMIMCo), our wholly-owned subsidiary, has the fiduciary responsibility for making investment decisions related to the assets of our postretirement benefit plans. LMIMCo's investment objectives for the assets of the defined benefit pension and retiree medical and life insurance plans are (1) to minimize the net present value of expected funding contributions; (2) to ensure there is a high probability that each plan meets or exceeds our actuarial long-term rate of return assumptions; and (3) to diversify assets to minimize the risk of large losses. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives.

Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives within prudent risk parameters. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach, and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due.

LMIMCo's investment policies require that asset allocations of postretirement benefit plans be maintained within the following approximate ranges:

Asset Class	*Asset Allocation Ranges*
Cash and cash equivalents	0 – 20%
Equity	15 – 60%
Fixed income	10 – 40%
Alternative investments:	
Private equity funds	0 – 10%
Real estate funds	0 – 10%
Hedge funds	0 – 10%
Commodities	0 – 25%

Fair value of plan assets – The rules related to accounting for postretirement benefit plans under GAAP require certain fair value disclosures related to postretirement benefit plan assets, even though those assets are not included on our Balance Sheets. The following table presents the fair value of the assets of our qualified defined benefit pension plans and retiree medical and life insurance plans by asset category and their level within the fair value hierarchy. See Note 15 for the description of each level within the fair value hierarchy.

(In millions)	*Level 1*	*Level 2*	*Level 3*	*Balance as of December 31, 2010*
Cash and cash equivalents	**$ 1,726**	**$ —**	**$ —**	**$ 1,726**
Equity [(a)]:				
U.S. equity securities	**4,548**	**44**	**—**	**4,592**
International equity securities	**5,008**	**6**	**16**	**5,030**
Commingled equity funds	**1,287**	**1,056**	**—**	**2,343**
Fixed income [(a)]:				
Corporate debt securities	**—**	**1,351**	**63**	**1,414**
U.S. Government securities	**—**	**7,262**	**—**	**7,262**
Other fixed income securities	**—**	**584**	**47**	**631**
Alternative investments:				
Private equity funds	**—**	**—**	**2,085**	**2,085**
Real estate funds	**—**	**—**	**164**	**164**
Hedge funds	**—**	**—**	**1,025**	**1,025**
Commodities [(a)]	**343**	**516**	**—**	**859**
Total	**$12,912**	**$10,819**	**$3,400**	**$27,131**
Receivables, net				**47**
Total				**$27,178**

(In millions)	*Level 1*	*Level 2*	*Level 3*	*Balance as of December 31, 2009*
Cash and cash equivalents	$ 2,187	$ —	$ —	$ 2,187
Equity [(a)]:				
U.S. equity securities [(b)]	4,136	22	—	4,158
International equity securities	3,466	76	16	3,558
Commingled equity funds	1,310	1,450	—	2,760
Fixed income [(a)]:				
Corporate debt securities	—	1,301	5	1,306
U.S. Government securities	—	5,173	—	5,173
Other fixed income securities	—	1,299	37	1,336
Alternative investments:				
Private equity funds	—	—	1,730	1,730
Real estate funds	—	—	125	125
Hedge funds	—	—	750	750
Commodities [(a)]	161	481	—	642
Total	$11,260	$9,802	$2,663	$23,725
Receivables, net				59
Total				$23,784

(a) Equity securities, fixed income securities, and commodities included derivative assets and liabilities whose fair values were not material as of December 31, 2010 and 2009. LMIMCo's investment policies restrict the use of derivatives to either establish long exposures for purposes of expediency or capital efficiency, or to hedge risks to the extent of a plan's current exposure to such risks. Most derivative transactions are settled on a daily basis.

(b) U.S. equity securities included shares of our issued and outstanding common stock purchased by investment managers in the amounts of $7 million (less than .03% of plan assets) as of December 31, 2009.

As of December 31, 2010 and 2009, the assets associated with our foreign defined benefit pension plans were not material and have not been included in the table above.

The following table presents the changes during 2010 and 2009 in the fair value of plan assets categorized as Level 3 in the preceding table:

(In millions)	*International Equity*	*Commingled Equity Funds*	*Corporate Debt*	*Other Fixed Income*	*Private Equity Funds*	*Real Estate Funds*	*Hedge Funds*	*Total*
Balance at January 1, 2009	$ 7	$ 228	$113	$114	$1,417	$ 163	$ 973	$3,015
Actual return on plan assets:								
Realized gains (losses), net	(1)	—	(21)	1	66	—	(1)	44
Unrealized gains (losses), net	1	92	44	12	133	(103)	57	236
Purchases, sales, and settlements, net	12	—	(71)	(84)	114	65	(279)	(243)
Transfers out of Level 3	(3)	(320)	(60)	(6)	—	—	—	(389)
Balance at December 31, 2009	$ 16	$ —	$ 5	$ 37	$1,730	$ 125	$ 750	$2,663
Actual return on plan assets:								
Realized gains (losses), net	**—**	**—**	**—**	**2**	**123**	**—**	**1**	**126**
Unrealized gains (losses), net	**(3)**	**—**	**2**	**1**	**103**	**7**	**13**	**123**
Purchases, sales, and settlements, net	**(4)**	**—**	**61**	**8**	**129**	**32**	**261**	**487**
Transfers in (out of) Level 3	**7**	**—**	**(5)**	**(1)**	**—**	**—**	**—**	**1**
Balance at December 31, 2010	**$ 16**	**$ —**	**$ 63**	**$ 47**	**$2,085**	**$ 164**	**$1,025**	**$3,400**

Valuation techniques – Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year. For U.S. equity securities and international equity securities not traded on an active exchange, or if the closing price is not available, the trustee obtains indicative quotes from a pricing vendor, broker, or investment manager. These securities are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor or categorized as Level 3 if the custodian obtains uncorroborated quotes from a broker or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Private equity funds, real estate funds, hedge funds, and certain fixed income securities categorized as Level 3 are valued based on valuation models that include significant unobservable inputs and cannot be corroborated using verifiable observable market data. Valuations for private equity funds and real estate funds are determined by the general partners, while hedge funds are valued by independent administrators. Depending on the nature of the assets, the general partners or independent administrators use both the income and market approaches in their models. The market approach consists of analyzing market transactions for comparable assets while the income approach uses earnings or the net present value of estimated future cash flows adjusted for liquidity and other risk factors.

Commodities categorized as Level 1 are traded on a commodity exchange and are valued at their closing prices on the last trading day of the year. Commodities categorized as Level 2 represent shares in a commingled commodity fund valued using the NAV, which is corroborated by observable market data.

Note 12 – Stockholders' Equity

At December 31, 2010, our authorized capital was composed of 1.5 billion shares of common stock and 50 million shares of series preferred stock. Of the 348 million shares of common stock issued and outstanding, 346 million shares were considered outstanding for Balance Sheet presentation purposes; the remaining shares were held in the Rabbi Trust. No preferred stock shares were issued and outstanding at December 31, 2010.

During 2010, 2009, and 2008, we repurchased 33.0 million, 24.9 million, and 29.0 million shares of our common stock for $2,483 million, $1,851 million, and $2,931 million. Of the shares we repurchased in 2010, 0.9 million shares for $63 million were repurchased in December but settled and were paid for in January 2011. In October 2010, our Board of Directors approved a new share repurchase program for the repurchase of our common stock from time-to-time, up to an authorized amount of $3 billion. Under the program, we have discretion to determine the dollar amount of shares to be repurchased and the timing of any repurchases in compliance with applicable law and regulation. During 2010, we had repurchased a total of 11.2 million shares under the program for $776 million, and as of December 31, 2010, there remained $2,224 million available for additional share repurchases. In connection with their approval of the new share repurchase program, our Board of Directors terminated our previous share repurchase program.

As we repurchase our common shares, we reduce common stock for the $1 of par value of the shares repurchased, with the remainder of the purchase price over par value recorded as a reduction of additional paid-in capital. Due to the volume of repurchases made under our share repurchase program, additional paid-in capital was reduced to zero, with the remainder of the excess of purchase price over par value of $1.9 billion and $1.4 billion recorded as a reduction of retained earnings in 2010 and 2009.

Note 13 – Stock-Based Compensation

During 2010, 2009, and 2008, we recorded non-cash compensation cost related to stock options and restricted stock totaling $168 million, $154 million, and $155 million, which is included on our Statements of Earnings in other unallocated corporate costs within cost of sales. The net impact to earnings for the respective years was $109 million, $99 million, and $100 million.

Stock-Based Compensation Plans

We had two stock-based compensation plans in place at December 31, 2010: the Lockheed Martin Amended and Restated 2003 Incentive Performance Award Plan (the Award Plan) and the Lockheed Martin Directors Equity Plan (the Directors Plan). Under the Award Plan, we have the right to grant key employees stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock, or stock units. Employees also may receive cash-based incentive awards. We evaluate the types and mix of stock-based incentive awards on an ongoing basis and may vary the mix based on our overall strategy regarding compensation.

Under the Award Plan, the exercise price of options to purchase common stock may not be less than 100% of the market value of our stock on the date of grant. No award of stock options may become fully vested prior to the second anniversary of the grant, and no portion of a stock option grant may become vested in less than one year, except for 1.5 million stock options that are specifically exempted from vesting restrictions. The minimum vesting period for restricted stock or stock units payable in stock is three years. Award agreements may provide for shorter vesting periods or vesting following termination of employment in the case of death, disability, divestiture, retirement, change of control, or layoff. The Award Plan does not impose any minimum vesting periods on other types of awards. The maximum term of a stock option or any other award is 10 years.

We generally recognize compensation cost for stock options ratably over the three-year vesting period for active, non-retirement eligible employees. For active, retirement-eligible employees or, those who have attained age 55 with five years of service, we generally recognize expense over the initial one-year vesting period. When an option holder becomes retirement eligible, we accelerate the recognition of any expense not previously recognized for options held for at least one year. We use the Black-Scholes option pricing model to estimate the fair value of stock options.

We record restricted stock units (RSUs) issued under the Award Plan based on the market value of our common stock on the date of the award. We recognize the related compensation expense over the vesting period. Employees who are granted RSUs receive the restricted shares and dividend-equivalent cash payments; however, the shares are not issued, and the employees may not sell or transfer shares prior to vesting and have no voting rights until the RSUs vest, generally three years from the date of the award.

Under the Directors Plan, directors receive approximately 50% of their annual compensation in the form of equity-based compensation. Each director may elect to receive his or her equity-based compensation in the form of stock units that track investment returns to changes in value of our common stock with dividends reinvested, options to purchase common stock, or a combination of the two. Under the Directors Plan, options to purchase common stock have an exercise price of 100% of the market value of the underlying stock on the date of grant. Stock options and stock units issued under the Directors Plan vest 50% on June 30 following the date of grant and 50% on December 31 following the date of grant, except in certain circumstances. The maximum term of a stock option is 10 years.

Our stockholders have approved the Award Plan and the Directors Plan, as well as the number of shares of our common stock authorized for issuance under these plans. At December 31, 2010, inclusive of the shares reserved for outstanding stock options and RSUs, we had 35 million shares reserved for issuance under our stock option and award plans. At December 31, 2010, 7 million of the shares reserved for issuance remained available for grant under the plans. We issue new shares upon the exercise of stock options or when restrictions on RSUs have been satisfied.

2010 Activity

Stock Options

The following table summarizes stock option activity during 2010:

	Number of Stock Options (In thousands)	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life (In years)*	*Aggregate Intrinsic Value (In millions)*
Outstanding at December 31, 2009	22,550	$74.04		
Granted	3,588	74.93		
Exercised	(1,405)	41.65		
Terminated	(236)	87.29		
Outstanding at December 31, 2010	**24,497**	**75.90**	**5.9**	**$137.0**
Vested and unvested-expected-to-vest at December 31, 2010	**24,391**	**75.89**	**5.9**	**137.0**
Vested at December 31, 2010	**16,943**	**72.88**	**4.8**	**137.0**

Stock options vest over three years and have 10-year terms. Exercise prices of stock options awarded for all periods were equal to the market price of the stock on the date of grant. The following table pertains to stock options that were granted, vested, and exercised in 2010, 2009, and 2008:

(In millions, except for grant-date fair value of stock options)	***2010***	*2009*	*2008*
Weighted average grant-date fair value of stock options granted	**$14.05**	$14.91	$19.31
Aggregate fair value of all the stock options that vested	**71**	72	78
Aggregate intrinsic value of all of the stock options exercised	**50**	37	263

We estimate the fair value for stock options at the date of grant using the Black-Scholes option pricing model, which requires us to make certain assumptions. We estimate volatility based on the historical volatility of our daily stock price over the past five years, which is commensurate with the expected life of the options. We base the average expected life on the contractual term of the stock option, historical trends in employee exercise activity, and post-vesting employment termination trends. We base the risk-free interest rate on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. We estimate forfeitures at the date of grant based on historical experience. The impact of forfeitures is not material.

We used the following weighted average assumptions in the Black-Scholes option pricing model to determine the fair values of stock-based compensation awards during 2010, 2009, and 2008:

	2010	*2009*	*2008*
Risk-free interest rate	**2.49%**	1.69%	2.83%
Dividend yield	**3.40%**	2.30%	1.70%
Volatility factors	**0.272**	0.244	0.195
Expected option life	**5 years**	5 years	5 years

RSUs

The following table summarizes activity related to nonvested RSUs during 2010:

	Number of RSUs (In thousands)	Weighted Average Grant-Date Fair Value Per Share
Nonvested at December 31, 2009	2,969	$91.06
Granted	1,943	74.68
Vested	(971)	92.85
Terminated	(185)	82.84
Nonvested at December 31, 2010	3,756	82.53

Summary of 2010 Activity

As of December 31, 2010, we had $167 million of unrecognized compensation cost related to nonvested stock options and RSUs. We expect that cost to be recognized over a weighted average period of 1.6 years. We received cash from the exercise of stock options totaling $59 million, $40 million, and $248 million during 2010, 2009, and 2008. In addition, we realized tax benefits of $47 million, $56 million, and $111 million from stock-based compensation activities during 2010, 2009, and 2008.

Note 14 – Legal Proceedings, Commitments, and Contingencies

We are a party to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment. We believe the probability is remote that the outcome of these matters will have a material adverse effect on the Corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on our net earnings in any particular quarter. Among the factors that we consider in this assessment are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if estimable), the progress of the case, existing law and precedent, the opinions or views of legal counsel and other advisers, the experience of the Corporation in similar cases and the experience of other companies, the facts available to us at the time of assessment, and how we intend to respond to the proceeding or claim. Our assessment of these factors may change over time as individual proceedings or claims progress. Unless otherwise indicated, a range of loss associated with any individual legal proceeding set forth below reasonably cannot be estimated. We cannot predict the outcome of legal proceedings with certainty. These matters include the following items that have been previously reported.

Legal Proceedings

On June 24, 2009, the U.K. Ministry of Defence (MoD) sent us a letter alleging that we were in default on the "Soothsayer" contract under which we were providing electronic warfare equipment to the British military. The total value of the contract is UK £144 million, of which UK £39 million has been paid to date (representing approximately US $225 million and US $61 million, based on the exchange rate as of December 31, 2010). The MoD has demanded repayment of amounts paid under the contract, liquidated damages of UK £2 million (representing approximately US $3 million based on the exchange rate as of December 31, 2010), interest on those amounts, and has reserved the right to collect any excess future re-procurement costs. We dispute the MoD's position. We have commenced an arbitration proceeding against the MoD pursuant to the contract terms and are seeking damages for wrongful termination of the contract.

On April 24, 2009, we filed a declaratory judgment action against the N.Y. Metropolitan Transportation Authority and its Capital Construction Company (collectively, the MTA) asking the U.S. District Court for the Southern District of N.Y. to find that the MTA is in material breach of our agreement based on the MTA's failure to provide access to sites where work must be performed and customer-furnished equipment necessary to complete the contract. The contract has a total value of $323 million, of which $241 million has been paid to date. The MTA filed an answer and counterclaim alleging that we breached the contract, and subsequently terminated the contract for alleged default. The MTA is seeking monetary damages and other relief under the contract, including the cost to complete the contract and potential re-procurement costs. We dispute the MTA's allegations and are defending against them. Discovery is proceeding in the action.

On November 30, 2007, the Department of Justice (DoJ) filed a complaint in partial intervention in a lawsuit filed under the qui tam provisions of the Civil False Claims Act in the U.S. District Court for the Northern District of Texas, United States ex rel. Becker and Spencer v. Lockheed Martin Corporation et al., alleging that we should have known that a subcontractor falsified and inflated invoices submitted to us that were passed through to the government. The DoJ is seeking approximately $80 million in damages, including interest but excluding potential penalties under the False Claims Act. We dispute the allegations and are defending against them.

On September 11, 2006, we and Lockheed Martin Investment Management Company (LMIMCo), our wholly-owned subsidiary, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in our Salaried Savings Plan and the Hourly Savings Plan (the Plans). Plaintiffs allege that we or LMIMCo caused the Plans to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plans to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. The plaintiffs further allege that we or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plans. In August 2008, plaintiffs filed an amended complaint, adding allegations that we or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under our 401(k) plans. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the plans. The Judge also certified a class for each plan for the claims concerning the Stable Value Fund and the overall fees paid by the plans. We are appealing that order. The complaint does not allege a specific calculation of damages, and we cannot reasonably estimate the possible loss, or range of loss, which could be incurred if the plaintiff were to prevail in the allegations, but believe that we have substantial defenses. We dispute the allegations and are defending against them.

On August 28, 2003, the DoJ filed complaints in partial intervention in two lawsuits filed under the qui tam provisions of the Civil False Claims Act in the United States District Court for the Western District of Kentucky, United States ex rel. Natural Resources Defense Council, et al., v. Lockheed Martin Corporation, et al., and United States ex rel. John D. Tillson v. Lockheed Martin Energy Systems, Inc., et al. The DoJ alleges that we committed violations of the Resource Conservation and Recovery Act at the Paducah Gaseous Diffusion Plant by not properly handling, storing, and transporting hazardous waste and that we violated the False Claims Act by misleading Department of Energy officials and state regulators about the nature and extent of environmental noncompliance at the plant. The complaint does not allege a specific calculation of damages, and we cannot reasonably estimate the possible loss, or range of loss, which could be incurred if the plaintiff were to prevail in the allegations, but believe that we have substantial defenses. We dispute the allegations and are defending against them.

As described in the "Environmental Matters" discussion below, we are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. As a result, we are a party to or have property subject to various other lawsuits or proceedings involving environmental matters and remediation obligations. This includes the litigation we have been in with certain residents of Redlands, California since 1997 before the California Superior Court for San Bernardino County regarding allegations of personal injury, property damage, and other tort claims on behalf of individuals arising from our alleged contribution to regional groundwater contamination. In 2006, the California Court of Appeal dismissed the plaintiffs' punitive damages claim. In 2008, the trial court dismissed the remaining first tier plaintiffs, ending the first round of individual trials. The dismissal was affirmed by both the California Court of Appeal and the California Supreme Court. The parties are now working with the trial court to establish the procedures for the litigation of the next round of individual plaintiffs, and pre-trial proceedings are now underway. The complaint does not allege a specific calculation of damages, and we cannot reasonably estimate the possible loss, or range of loss, which could be incurred if the plaintiff were to prevail in the allegations, but believe that we have substantial defenses. We dispute the allegations and are defending against them.

Environmental Matters

We are involved in environmental proceedings and potential proceedings relating to soil and groundwater contamination, disposal of hazardous waste, and other environmental matters at several of our current or former facilities, or at third-party sites where we have been designated as a potentially responsible party (PRP). At December 31, 2010 and 2009, the aggregate amount of liabilities recorded relative to environmental matters was $935 million and $877 million. Approximately $807 million and $748 million are recorded in other liabilities on the Balance Sheets, with the remainder recorded in other current liabilities. A portion of environmental costs is eligible for future recovery in the pricing of our products and services on U.S. Government contracts. We have recorded assets totaling $810 million and $740 million at December 31, 2010 and 2009 for the estimated future recovery of these costs, as we consider the recovery probable based on government contracting regulations and our history of receiving reimbursement for such costs. Approximately $699 million and $630 million are recorded in other assets on the Balance Sheets, with the remainder recorded in other current assets.

Environmental cleanup activities usually span several years, which make estimating liabilities a matter of judgment because of such factors as changing remediation technologies, assessments of the extent of contamination, and continually evolving regulatory environmental standards. We consider these and other factors in estimates of the timing and amount of any future costs that may be required for remediation actions, which results in the calculation of a range of estimates for a particular environmental site.

We perform quarterly reviews of the status of our environmental sites and the related liabilities and assets. We record a liability when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of liability recorded is based on our best estimate of the costs to be incurred for remediation at a particular site within a range of estimates for that site or, in cases where no amount within the range is better than another, we record an amount at the low end of the range. We do not discount the recorded liabilities, as the amount and timing of future cash payments are not fixed or cannot be reliably determined.

We cannot reasonably determine the extent of our financial exposure in all cases at this time. There are a number of former operating facilities that we are monitoring or investigating for potential future remediation. In some cases, although a loss may be probable, it is not possible at this time to reasonably estimate the amount of any obligation for remediation activities because of uncertainties with respect to assessing the extent of the contamination or the applicable regulatory standard. We also are pursuing claims for contribution to site cleanup costs against other PRPs, including the U.S. Government.

In January 2011, both the U.S. Environmental Protection Agency and the California Office of Environmental Health Hazard Assessment announced plans to regulate two chemicals, perchlorate and hexavalent chromium, to a level that is expected to be substantially lower than the existing standard established in California. The rulemaking process is a lengthy one and may take one or more years to complete. If a substantially lower standard is adopted, we would expect a material increase in our estimates for remediation at several existing sites.

We are conducting remediation activities, including under various consent decrees and orders relating to soil or groundwater contamination at certain sites of former or current operations. Under an agreement related to our Burbank and Glendale, California sites, the U.S. Government reimburses us an amount equal to approximately 50% of expenditures for certain remediation activities in its capacity as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

Letters of Credit, Surety Bonds, and Third-Party Guarantees

We have entered into standby letters of credit, surety bonds, and third-party guarantees with financial institutions and other third parties primarily relating to advances received from customers and/or the guarantee of future performance on certain contracts. Letters of credit and surety bonds are generally available for draw down in the event we do not perform. In some cases, we may guarantee the contractual performance of third parties such as joint venture partners. We have total outstanding letters of credit, surety bonds, and third-party guarantees aggregating $4.2 billion and $3.6 billion at December 31, 2010 and 2009. Of these amounts, approximately $1.0 billion and $656 million relate to third-party guarantees.

Approximately 85% of the $1.0 billion in third-party guarantees outstanding at December 31, 2010 related to guarantees of the contractual performance of joint ventures to which we are a party. This amount represents our estimate of the maximum amount we would expect to incur upon the contractual non-performance of our joint venture partners. We evaluate the reputation, technical capabilities, and credit quality of potential joint venture partners. In addition, we generally have cross-indemnities in place that may enable us to recover amounts that may be paid on behalf of a joint venture partner. We believe our current joint venture partners will be able to perform their obligations, as they have done through December 31, 2010, and that it will not be necessary to make payments under the guarantees.

United Launch Alliance

In connection with our ownership of United Launch Alliance, L.L.C. (ULA), we and The Boeing Company (Boeing) each committed to provide up to $200 million in financial support to ULA, as required, until at least December 1, 2011. To satisfy this commitment, we had a revolving credit agreement with ULA in place through September 26, 2010. No amounts had been drawn on the credit agreement through that date.

On September 27, 2010, ULA entered into with a group of banks its own $400 million revolving credit agreement which expires on October 1, 2013. At the same time, the revolving credit agreement we and Boeing had in place was terminated. The new revolving credit agreement satisfies Boeing's and our commitment to provide financial support of up to $200 million each to ULA so long as the total amount of the new agreement remains at $400 million or above until at least December 1, 2011.

We and Boeing have received distributions totaling $232 million each which are subject to agreements between us, Boeing, and ULA, whereby, if ULA does not have sufficient cash resources and/or credit capacity to make payments under the inventory supply agreement it has with Boeing, both we and Boeing would provide to ULA, in the form of an additional capital contribution, the level of funding required for ULA to make those payments. Any such capital contributions would not exceed the amount of the distributions subject to the agreements. We currently believe that ULA will have sufficient operating cash flows and credit capacity to meet its obligations such that we would not be required to make a contribution under these agreements.

In addition, both we and Boeing have cross-indemnified ULA related to certain financial support arrangements (*e.g.*, letters of credit, surety bonds, or foreign exchange contracts provided by either party) and guarantees by us and Boeing of the performance and financial obligations of ULA under certain launch service contracts. We believe ULA will be able to fully perform its obligations, as it has done through December 31, 2010, and that it will not be necessary to make payments under the cross-indemnities.

Our 50% ownership share of ULA's net assets exceeded the book value of our investment by approximately $395 million, which we are recognizing as income ratably over 10 years. This yearly amortization and our share of ULA's net earnings are reported as equity in net earnings (losses) of equity investees in other income (expense), net on the Statements of Earnings. Our investment in ULA totaled $513 million and $454 million at December 31, 2010 and 2009.

Note 15 – Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities. Level 1 assets in the following table include equity securities and interests in mutual funds which are valued using quoted market prices.

- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets. Level 2 assets in the following table include U.S. Government securities, corporate debt securities, U.S. Government-sponsored enterprise securities, mortgage-backed securities, and other securities which are valued based on inputs other than quoted prices that are observable for the asset (e.g., interest rates and yield curves observable at commonly quoted intervals). The Level 2 derivative assets and liabilities relate to foreign currency exchange contracts and are valued based on observable market prices, but are not exchanged in an active market. See Note 1 under the caption "Derivative financial instruments" for further information related to our derivative instruments.

- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions. At December 31, 2010 and 2009, we have no assets or liabilities measured and recorded at fair value on a recurring basis that are categorized as Level 3, or that were transferred in or out of the Level 3 category during 2010 and 2009.

The following table presents assets and liabilities measured and recorded at fair value on our Balance Sheets on a recurring basis and their level within the fair value hierarchy:

(In millions)	*Level 1*	*Level 2*	***Balance as of December 31, 2010***
Assets			
Equity securities	**$ 86**	**$—**	**$ 86**
Mutual funds	**450**	**—**	**450**
U.S. Government securities	**—**	**719**	**719**
Corporate debt securities	**—**	**34**	**34**
U.S. Government-sponsored enterprise securities	**—**	**31**	**31**
Mortgage-backed securities	**—**	**24**	**24**
Other securities	**—**	**15**	**15**
Derivative assets	**—**	**26**	**26**
Liabilities			
Derivative liabilities	**—**	**33**	**33**

(In millions)	*Level 1*	*Level 2*	*Balance as of December 31, 2009*
Assets			
Equity securities	$ 89	$—	$ 89
Mutual funds	428	—	428
U.S. Government securities	—	412	412
Corporate debt securities	—	80	80
U.S. Government-sponsored enterprise securities	—	60	60
Mortgage-backed securities	—	26	26
Other securities	—	8	8
Derivative assets	—	21	21
Liabilities			
Derivative liabilities	—	23	23

Our cash equivalents include highly liquid instruments with original maturities of 90 days or less. Due to the short maturity of these instruments, the carrying amount on our Balance Sheets approximates fair value. Our accounts receivable and accounts payable are carried at cost, which approximates fair value. The estimated fair values of our long-term debt instruments at December 31, 2010 and 2009, aggregated approximately $6,211 million and $5,926 million, compared with a carrying amount of approximately $5,524 million and $5,403 million, which excludes the $505 million and $351 million unamortized discount. The fair values were estimated based on quoted market prices of debt with terms and due dates similar to our long-term debt instruments.

In the fourth quarter of 2010, we recorded an impairment charge of $109 million in connection with our decision to sell PAE (see Note 2). The impairment charge, which was determined using a Level 3 valuation that was based on inputs and analyses used to estimate the expected net proceeds from the sale transaction, reduced the carrying value of PAE to equal the expected net proceeds.

Note 16 – Leases

We rent certain equipment and facilities under operating leases. Our total rental expense under operating leases was $399 million, $373 million, and $360 million for 2010, 2009, and 2008.

Future minimum lease commitments at December 31, 2010 for all operating leases that have a remaining term of more than one year were $1.3 billion ($300 million in 2011, $233 million in 2012, $183 million in 2013, $142 million in 2014, $117 million in 2015 and $324 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

Note 17 – Summary of Quarterly Information (Unaudited)

(In millions, except per share data)	*2010 Quarters* [f]			
	First [a] [h]	***Second*** [b] [h]	***Third*** [c]	***Fourth*** [d]
Net sales	**$10,339**	**$11,295**	**$11,375**	**$12,794**
Operating profit	**959**	**1,121**	**889**	**1,128**
Earnings from continuing operations	**533**	**718**	**565**	**829**
Earnings from discontinued operations	**14**	**107**	**6**	**154**
Net earnings	**547**	**825**	**571**	**983**
Basic earnings per share [g]	**1.46**	**2.25**	**1.59**	**2.76**
Diluted earnings per share [g]	**1.45**	**2.22**	**1.57**	**2.73**

(In millions, except per share data)	*2009 Quarters* [f]			
	First [h]	*Second* [h]	*Third* [e]	*Fourth*
Net sales	$10,085	$10,940	$10,767	$12,203
Operating profit	1,040	1,063	1,068	1,244
Earnings from continuing operations	657	720	786	836
Earnings from discontinued operations	9	14	11	(9)
Net earnings	666	734	797	827
Basic earnings per share [g]	1.69	1.90	2.09	2.19
Diluted earnings per share [g]	1.68	1.88	2.07	2.17

(a) Earnings from continuing operations for the first quarter of 2010 included an increase in income tax expense resulting from legislation that eliminates the tax deduction for benefit costs reimbursed under Medicare Part D (see Note 9), which reduced net earnings by $96 million ($.25 per share).

(b) Earnings from discontinued operations for the second quarter of 2010 included a tax benefit of $96 million due to the recognition of a deferred tax asset for PAE book and tax differences recorded when the decision was made to dispose of PAE (see Note 2).

(c) Earnings from continuing operations for the third quarter of 2010 included a charge of $178 million to cost of sales related to the VESP (see Note 3), which reduced net earnings by $116 million ($.32 per share).

(d) Earnings from continuing operations for the fourth quarter of 2010 included a charge to cost of sales primarily related to our decision to consolidate certain Electronic Systems' operations (see Note 3), which reduced net earnings by $27 million ($.08 per share). Earnings from continuing operations for the fourth quarter of 2010 also increased by $43 million ($.12 per share) due to the recognition of a tax benefit related to the retroactive extension of the research and development tax credit from January 1, 2010 through December 31, 2011 (see Note 9). Earnings from discontinued operations for the fourth quarter of 2010 included a gain of $184 million ($.51 per share) from the sale of EIG, and a decrease of $24 million ($.07 per share) associated with the planned sale of PAE.

(e) Earnings from continuing operations for the third quarter of 2009 included a reduction in income tax expense resulting from the closure of IRS examinations for tax years 2005-2007, which increased net earnings by $58 million ($.15 per share).

(f) It is our practice to close the books and records on the Sunday prior to the end of the calendar quarter to align our financial closing with our business processes. This practice only affects interim periods, as our fiscal year ends on December 31.

(g) The sum of the quarterly earnings per share amounts for 2010 and 2009 do not equal the earnings per share amount included on the Statements of Earnings, primarily due to the timing of share repurchases during 2010 and 2009.

(h) Net sales and operating profit varies from the amount previously reported on Form 10-Q as a result of PAE and EIG being classified as discontinued operations in the second and third quarters of 2010, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010. The evaluation was performed with the participation of senior management of each business segment and key Corporate functions, and under the supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were operating and effective as of December 31, 2010.

Management's report on our financial statements and internal control over financial reporting appears on page 48. In addition, the effectiveness of our internal control over financial reporting was audited by our independent registered public accounting firm. Their report appears on page 49.

There were no changes in our internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors required by Item 401 of Regulation S-K is included under the caption "Proposals You May Vote On – Proposal 1 – Election of Directors" in our definitive Proxy Statement to be filed pursuant to Regulation 14A (the 2011 Proxy Statement), and that information is incorporated by reference in this Form 10-K. Information concerning executive officers required by Item 401 of Regulation S-K is located under Part I, Item 4(a) of this Form 10-K. The information required by Item 405 of Regulation S-K is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K. The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is included under the captions "Corporate Governance – Stockholder Nominees" and "Committees of the Board of Directors – Audit Committee" in the 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

We have had a written code of ethics in place since our formation in 1995. *Setting the Standard*, our Code of Ethics and Business Conduct, applies to all our employees, including our principal executive officer, principal financial officer, and principal accounting officer and controller, and to members of our Board of Directors. A copy of our Code of Ethics and Business Conduct is available on our investor relations website: www.lockheedmartin.com/investor. Printed copies of our Code of Ethics and Business Conduct may be obtained, without charge, by contacting Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817. We are required to disclose any change to, or waiver from, our Code of Ethics and Business Conduct for our Chief Executive Officer and senior financial officers. We use our website to disseminate this disclosure as permitted by applicable SEC rules. In 2008, we revised our Code of Ethics and Business Conduct and posted it on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is included in the text and tables under the captions "Executive Compensation" and "Directors' Compensation" in the 2011 Proxy Statement and that information is incorporated by reference in this Form 10-K. The information required by Items 407(e)(4) and (e)(5) of Regulation S-K is included under the captions "Executive Compensation – Compensation Committee Interlocks and Insider Participation" and "Executive Compensation – Compensation Committee Report" in the 2011 Proxy Statement, and that information is furnished by incorporation by reference in this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is included under the heading "Security Ownership of Management and Certain Beneficial Owners" in the 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K. The information required by this Item 12 related to our equity compensation plans that authorize the issuance of shares of Lockheed Martin common stock to employees and directors, is included in Part II of this Form 10-K under the caption "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is included under the captions "Corporate Governance – Related Person Transaction Policy," "Corporate Governance – Certain Relationships and Related Person Transactions of Directors, Executive Officers, and 5 Percent Stockholders," and "Corporate Governance – Director Independence" in the 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is included under the caption "Proposals You May Vote On – Proposal 2 – Ratification of Appointment of Independent Auditors" in the 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) List of financial statements filed as part of this Form 10-K.

The following financial statements of Lockheed Martin Corporation and consolidated subsidiaries are included in Item 8 of this Form 10-K at the page numbers referenced below:

The report of Lockheed Martin Corporation's independent registered public accounting firm with respect to internal control over financial reporting and their report on the above-referenced financial statements appear on pages 49 and 50 of this Form 10-K. Their consent appears as Exhibit 23 of this Form 10-K.

(2) List of financial statement schedules filed as part of this Form 10-K.

All schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes to the financial statements.

(3) Exhibits.

3.1 Charter of Lockheed Martin Corporation, as amended by Articles of Amendment dated April 23, 2009.

3.2 Bylaws of Lockheed Martin Corporation, as amended and restated effective February 25, 2010 (incorporated by reference to Exhibit 3.2 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2009).

4.1 Indenture, dated May 16, 1996, among Lockheed Martin Corporation, Lockheed Martin Tactical Systems, Inc. and First Trust of Illinois, National Association as Trustee (incorporated by reference to Exhibit 4.A to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on May 20, 1996).

4.2 Indenture, dated as of August 30, 2006, between Lockheed Martin Corporation and The Bank of New York (incorporated by reference to Exhibit 99.1 to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on August 31, 2006).

4.3 Indenture, dated as of March 11, 2008, between Lockheed Martin Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on March 12, 2008).

4.4 Indenture, dated as of May 25, 2010, between Lockheed Martin Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 99.1 to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on May 25, 2010).

See also Exhibits 3.1 and 3.2.

No instruments defining the rights of holders of long-term debt that is not registered are filed because the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of Lockheed Martin Corporation on a consolidated basis. Lockheed Martin Corporation agrees to furnish a copy of such instruments to the SEC upon request.

10.1 Lockheed Martin Corporation Directors Deferred Stock Plan, as amended (incorporated by reference to Exhibit 10.4 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.2	Lockheed Martin Corporation Directors Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.2 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2008).
10.3	Resolutions relating to Lockheed Martin Corporation Financial Counseling Program and personal liability and accidental death and dismemberment benefits for officers and company presidents, (incorporated by reference to Exhibit 10(g) to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 1997).
10.4	Martin Marietta Corporation Postretirement Death Benefit Plan for Senior Executives, as amended January 1, 1995 (incorporated by reference to Exhibit 10.9 to Lockheed Martin Corporation's Registration Statement on Form S-4 (File No. 033-57645) filed with the SEC on February 9, 1995), and as further amended September 26, 1996 (incorporated by reference to Exhibit 10 (ooo) to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 1996).
10.5	Martin Marietta Corporation Amended Omnibus Securities Award Plan, as amended March 25, 1993 (incorporated by reference to Exhibit 10.13 to Lockheed Martin Corporation's Registration Statement on Form S-4 (File No. 033-57645) filed with the SEC on February 9, 1995).
10.6	Martin Marietta Corporation Directors' Life Insurance Program (incorporated by reference to Exhibit 10.17 to Lockheed Martin Corporation's Registration Statement on Form S-4 (File No.# 033-57645) filed with the SEC on February 9, 1995).
10.7	Lockheed Martin Supplementary Pension Plan for Employees of Transferred GE Operations, as amended.
10.8	Supplemental Retirement Benefit Plan for Certain Transferred Employees of Lockheed Martin Corporation, as amended.
10.9	Lockheed Martin Corporation Supplemental Savings Plan, as amended.
10.10	Amendment to Terms of Outstanding Stock Option Relating to Exercise Period for Employees of Divested Business (incorporated by reference to Exhibit 10 (dd) to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 1999).
10.11	Lockheed Martin Corporation Postretirement Death Benefit Plan for Elected Officers, as amended June 28, 2007 (incorporated by reference to Exhibit 99.1 to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on July 3, 2007).
10.12	Deferred Performance Payment Plan of Lockheed Martin Corporation Space & Strategic Missiles Sector (incorporated by reference to Exhibit 10 (ooo) to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 1997).
10.13	Lockheed Martin Corporation Directors Equity Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.1 to Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on November 2, 2006).
10.14	Lockheed Martin Corporation Deferred Management Incentive Compensation Plan, as amended.
10.15	Lockheed Martin Corporation 2006 Management Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to Lockheed Martin Corporation's current Report on Form 8-K filed with the SEC on February 3, 2011).
10.16	Deferred Management Incentive Compensation Plan of Lockheed Corporation and its, subsidiaries (incorporated by reference to Exhibit 10.3 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.17	Lockheed Martin Corporation Amended and Restated 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.17 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2008).
10.18	Five-Year Credit Agreement, dated as of July 15, 2004, among Lockheed Martin Corporation and the banks listed therein (incorporated by reference to Exhibit 10.1 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.19 Amendment to the Five-Year Credit Agreement, dated as of June 27, 2007, among Lockheed Martin Corporation and banks named therein. Citicorp USA, Inc., Mizuho Corporate Bank, LTD., US Bank, N.A. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

10.20 Lockheed Martin Supplemental Retirement Plan, as amended.

10.21 Joint Venture Master Agreement, dated as of May 2, 2005, by and among Lockheed Martin Corporation, The Boeing Company and United Launch Alliance, L.L.C. (incorporated by reference to Exhibit 10.2 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

10.22 Lockheed Martin Corporation Nonqualified Capital Accumulation Plan, as amended.

10.23 Lockheed Martin Corporation Severance Benefit Plan For Certain Management Employees, as amended.

10.24 Lockheed Martin Corporation 2009 Directors Equity Plan (incorporated by reference to Appendix E to Lockheed Martin Corporation's Definitive Proxy Statement on schedule 14A filed with the SEC on March 14, 2008).

10.25 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.34 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2009).

10.26 Lockheed Martin Corporation Special Termination Plan for Certain Management Employees (incorporated by reference to Exhibit 10 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended June 27, 2010).

10.27 Form of Stock Option Award Agreement under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.3 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.28 Form of Restricted Stock Award Agreement under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.4 to Lockheed Martin Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.29 Form of Lockheed Martin Corporation Long-Term Incentive Performance Award Agreement (2006-2008 performance periods) under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 99.4 of Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on February 2, 2006).

10.30 Form of the Lockheed Martin Corporation Long-Term Incentive Performance Award Agreement (2007-2009 Performance Period) under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.30 of Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2006).

10.31 Forms of Long-Term Incentive Performance Award Agreements (2008-2010 performance period), Forms of Stock Option Award Agreements and Forms of Restricted Stock Unit Award Agreements under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.39 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2007).

10.32 Forms of Long-Term Incentive Performance Award Agreements (2009-2011 performance period), Forms of Stock Option Award Agreements and Forms of Restricted Stock Unit Award Agreements under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.32 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2008).

10.33 Forms of Long-Term Incentive Performance Award Agreements (2010-2012 performance period), Forms of Stock Option Award Agreements and Forms of Restricted Stock Unit Award Agreements under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 10.33 to Lockheed Martin Corporation's Annual Report on Form 10-K for the year ended December 31, 2009).

10.34 Form of Stock Option Award Agreement under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 99.2 of Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on February 3, 2011).

10.35 Form of Restricted Stock Unit Award Agreement under the Lockheed Martin Corporation 2003 Incentive Performance Award Plan (incorporated by reference to Exhibit 99.3 of Lockheed Martin Corporation's Current Report on Form 8-K filed with the SEC on February 3, 2011).

12	Computation of ratio of earnings from continuing operations to fixed charges for the year ended December 31, 2010.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Rule 13a-14(a) Certification of Robert J. Stevens.
31.2	Rule 13a-14(a) Certification of Bruce L. Tanner.
32.1	Certification Pursuant to 18 U.S.C. Section 1350 of Robert J. Stevens.
32.2	Certification Pursuant to 18 U.S.C. Section 1350 of Bruce L. Tanner.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	Exhibits 10.1 through 10.17 and 10.22 through 10.35 constitute management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCKHEED MARTIN CORPORATION



Christopher J. Gregoire
Vice President and Controller
(Chief Accounting Officer)

Date: February 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capabilities and on the dates indicated.

Signatures	***Title***	***Date***
/s/ Robert J. Stevens ROBERT J. STEVENS	Chairman, Chief Executive Officer, and Director	February 24, 2011
/s/ Christopher E. Kubasik CHRISTOPHER E. KUBASIK	President and Chief Operating Officer	February 24, 2011
/s/ Bruce L. Tanner BRUCE L. TANNER	Executive Vice President and Chief Financial Officer	February 24, 2011
/s/ E.C. "Pete" Aldridge, Jr.* E.C. "PETE" ALDRIDGE JR.	Director	February 24, 2011
/s/ Nolan D. Archibald* NOLAN D. ARCHIBALD	Director	February 24, 2011
/s/ David B. Burritt* DAVID B. BURRITT	Director	February 24, 2011
/s/ James O. Ellis Jr.* JAMES O. ELLIS JR.	Director	February 24, 2011
/s/ Thomas J. Falk* THOMAS J. FALK	Director	February 24, 2011
/s/ Gwendolyn S. King* GWENDOLYN S. KING	Director	February 24, 2011
/s/ James M. Loy* JAMES M. LOY	Director	February 24, 2011
/s/ Douglas H. McCorkindale* DOUGLAS H. MCCORKINDALE	Director	February 24, 2011
/s/ Joseph W. Ralston* JOSEPH W. RALSTON	Director	February 24, 2011
/s/ Anne Stevens* ANNE STEVENS	Director	February 24, 2011

*By: [signature] February 24, 2011
(MARYANNE R. LAVAN, Attorney-in-fact**)

** By authority of Powers of Attorney filed with this Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

I, Robert J. Stevens, Chairman and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Lockheed Martin Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



ROBERT J. STEVENS
Chairman and Chief Executive Officer

Date: February 24, 2011

Exhibit 31.2

I, Bruce L. Tanner, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Lockheed Martin Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



BRUCE L. TANNER
Executive Vice President and Chief Financial Officer

Date: February 24, 2011

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Lockheed Martin Corporation (the "Corporation") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Stevens, Chairman and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.



ROBERT J. STEVENS
Chairman and Chief Executive Officer

Date: February 24, 2011

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Lockheed Martin Corporation (the "Corporation") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bruce L. Tanner, Executive Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.



BRUCE L. TANNER
Executive Vice President and Chief Financial Officer

Date: February 24, 2011

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

GENERAL INFORMATION

December 31, 2010

As of December 31, 2010, there were approximately 34,560 holders of record of Lockheed Martin common stock and 348,423,629 shares outstanding.

TRANSFER AGENT & REGISTRAR
Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: 1-877-498-8861
TDD for the hearing impaired: 1-800-952-9245
Internet: http://www.computershare.com/investor

DIVIDEND REINVESTMENT PLAN
Lockheed Martin Direct Invest, our direct stock purchase and dividend reinvestment plan, provides new investors and current stockholders with a convenient, cost-effective way to purchase Lockheed Martin common stock, increase holdings and manage the investment. For more information about Lockheed Martin Direct Invest, contact our transfer agent, Computershare Trust Company, N.A. at 1-877-498-8861, or to view plan materials online and enroll electronically, go to: www.computershare.com/investor

INDEPENDENT AUDITORS
Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

COMMON STOCK
Stock symbol: LMT
Listed: New York Stock Exchange (NYSE)

2010 FORM 10-K
Our 2010 Form 10-K is included in this Annual Report in its entirety with the exception of certain exhibits. All of the exhibits may be obtained on our Investor Relations homepage at www.lockheedmartin.com/investor or by accessing our SEC filings. **In addition, stockholders may obtain a paper copy of any exhibit or a copy of the Form 10-K by writing to:**

Jerome F. Kircher III — Vice President, Investor Relations
Lockheed Martin Corporation
Investor Relations Department MP 280
6801 Rockledge Drive, Bethesda, MD 20817

The CEO/CFO certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act are included as Exhibits 31.1 and 31.2 to our 2010 Form 10-K, and are included in this Annual Report. In addition, an annual CEO certification regarding compliance with the NYSE's Corporate Governance listing standards was submitted by our Chairman and CEO to the NYSE on April 29, 2010.

Financial results, stock quotes, dividend news as well as other Lockheed Martin information are available by calling the toll-free number: 1-800-568-9758. A directory of available information will be read to the caller and certain of the information can also be received by mail, fax or E-mail. You may also reach Shareholder Services for account information or Investor Relations for additional information on Lockheed Martin via the toll-free number: 1-800-568-9758.

LOCKHEED MARTIN



We never forget who we're working for®

Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817
www.lockheedmartin.com

The cover and insert of this report are printed on Rolland Enviro100 Print, which contains 100% post-consumer fibre, is manufactured in Canada using renewable biogas energy and is certified EcoLogo, Processed Chlorine Free and FSC® Recycled.


100%


BIO GAS
ENERGY


EcoLogo


PROCESSED CHLORINE FREE

The Form 10-K included in this report is printed on Rolland Opaque50, which contains 50% post-consumer fibre, is manufactured in Canada using renewable biogas energy and is certified EcoLogo and FSC Mixed Sources.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C101537


50%


BIO GAS
ENERGY


EcoLogo

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817

LOCKHEED MARTIN 

Robert J. Stevens
Chairman and Chief Executive Officer

March 11, 2011

Dear Fellow Stockholders:

On behalf of the Board of Directors, I would like to invite you to attend our 2011 Annual Meeting of Stockholders. We will meet on Thursday, April 28, 2011, at 10:30 a.m. Eastern Daylight Saving Time, at the Southern Maryland Higher Education Center, 44219 Airport Road, Building II, City of California, State of Maryland 20619. Prior to the meeting, you are invited to join the Board and senior management at a reception at 10:00 a.m. If you cannot attend, you may listen to a live webcast of the Annual Meeting at our website, http://www.lockheedmartin.com/investor.

The accompanying Notice and Proxy Statement describe the matters on which stockholders may vote at the Annual Meeting. Whether or not you plan to attend, please be sure to vote your shares by returning the enclosed proxy card, or by following the instructions for Internet or telephone voting printed on the proxy card. If you plan to attend, please let us know by marking the appropriate box when you cast your vote.

E. C. "Pete" Aldridge, Jr. is not eligible to stand for re-election due to the mandatory age retirement provision in our Bylaws and will retire from the Board upon expiration of his term at the 2011 Annual Meeting of Stockholders. We are extremely grateful for his valuable contributions to our great Corporation and the Board of Directors.

If you plan to attend the Annual Meeting, please note that, for security reasons, before being admitted:

- You must present your admission ticket or proof of ownership and valid photo identification at the door.
- All hand-carried items will be subject to inspection.
- Any bags, briefcases, or packages must be checked at the registration desk prior to entering the meeting room.

Thank you for your continued support of Lockheed Martin. I look forward to seeing you at the Annual Meeting.

Sincerely,

Robert J. Stevens

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive
Bethesda, MD 20817

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

DATE	Thursday, April 28, 2011
TIME	10:30 a.m. Eastern Daylight Saving Time
PLACE	Southern Maryland Higher Education Center 44219 Airport Road, Building II City of California, State of Maryland 20619
WEBCAST	You may listen to a live webcast of our Annual Meeting at http://www.lockheedmartin.com/investor. Listening to the live webcast will not represent attendance at the Annual Meeting, and you will not be able to cast your vote through the live webcast.
ITEMS OF BUSINESS	(1) Election of 11 director-nominees to serve on the Board for a one-year term ending at next year's Annual Meeting; (2) Ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as our independent auditors for the 2011 fiscal year; (3) Management Proposal — Adoption of the Lockheed Martin Corporation 2011 Incentive Performance Award Plan; (4) Proposal to approve the compensation of our named executive officers; (5) Proposal on the frequency of holding future votes on the compensation of our named executive officers; (6) Consideration of one stockholder proposal described in the accompanying Proxy Statement, if properly presented at the Annual Meeting; and (7) Consideration of any other matters that may properly come before the meeting.
RECORD DATE	Stockholders of record at the close of business on March 1, 2011, are entitled to vote at the Annual Meeting.
ANNUAL REPORT	We have enclosed our 2010 Annual Report to Stockholders. The report is not part of the proxy soliciting materials for the Annual Meeting.
PROXY VOTING	It is important that you vote your shares so that they are counted at the Annual Meeting. Vote your shares by completing and returning the enclosed proxy card, or by following the instructions printed on the proxy card or contained in the Proxy Statement for Internet or telephone voting.



Maryanne R. Lavan
Senior Vice President, General Counsel
and Corporate Secretary

March 11, 2011

TABLE OF CONTENTS

GENERAL INFORMATION

On behalf of your Board of Directors (the "Board"), we are furnishing the Notice, Proxy Statement, and proxy card ("Proxy Materials") in connection with the solicitation of proxies to be voted at our 2011 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement of the Annual Meeting. Lockheed Martin Corporation (the "Corporation") is a Maryland corporation.

Our Annual Meeting will take place on April 28, 2011, at 10:30 a.m., Eastern Daylight Saving Time, at the Southern Maryland Higher Education Center, 44219 Airport Road, Building II, City of California, State of Maryland 20619. Directions to the meeting are provided in Appendix B.

We began mailing the Proxy Materials for the Annual Meeting and our 2010 Annual Report to Stockholders ("Annual Report") on or about March 11, 2011.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on April 28, 2011: The Proxy Statement and Annual Report are available at http://www.lockheedmartin.com/investor.

Questions and Answers

Do I need an admission ticket to attend the Annual Meeting?

Yes. You must present both an admission ticket or proof of ownership and valid photo identification to attend the Annual Meeting.

- If you received these materials by mail, your admission ticket is attached to your proxy card. Please detach the ticket and bring it with you to the meeting.
- If you vote electronically through the Internet, you can print an admission ticket from the online site.
- If you hold shares through an account with a bank or broker, contact your bank or broker to request a legally valid proxy from the owner of record to vote your shares. This will serve as your admission ticket.
- A recent brokerage statement or letter from your broker showing that you owned Lockheed Martin stock (referred to as "common stock" or "stock") in your account as of March 1, 2011 (the "Record Date"), also serves as an admission ticket.

If you do not have an admission ticket or proof of ownership and valid photo identification, you will not be admitted to the Annual Meeting.

If you plan to attend the Annual Meeting, please note that, for security reasons, before being admitted:

- You must present your admission ticket or proof of ownership and valid photo identification at the door.
- All hand-carried items will be subject to inspection.
- Any bags, briefcases, or packages must be checked at the registration desk prior to entering the meeting room.

Will there be a webcast of the Annual Meeting?

Yes. We will webcast the Annual Meeting live on April 28, 2011. To access the webcast, go to http://www.lockheedmartin.com/investor at 10:30 a.m., Eastern Daylight Saving Time, on April 28, 2011. Stockholders who wish to access the webcast should pre-register on our website no later than 10:00 a.m., Eastern Daylight Saving Time. Listening to our Annual Meeting webcast will not represent attendance at the meeting, and you will not be able to cast your vote as part of the live webcast.

GENERAL INFORMATION

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on March 1, 2011, are entitled to vote their shares at the Annual Meeting. As of the Record Date, there were 349,522,951 shares outstanding. Each share outstanding on the Record Date is entitled to one vote on each proposal presented at the Annual Meeting. This includes shares held through Direct Invest, our dividend reinvestment and stock purchase plan, or through our employee benefit plans. Your proxy card shows the number of shares held in your account(s).

What is the difference between holding shares as a registered stockholder and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "registered stockholder" of those shares. We mail the Proxy Materials and our Annual Report to you directly.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of the shares that are registered in street name. In this case, the Proxy Materials and our Annual Report were forwarded to you by your broker, bank, or other nominee, who is considered the registered stockholder. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the voting instructions included in the mailing.

Employees with shares allocated in an employee benefit plan account will not receive a paper mailing and should review the information on procedures for voting by employees on page 4.

What am I voting on and what are the Board's voting recommendations?

Our stockholders will be voting on the following proposals, which are described in more detail beginning on page 70:

Proposal	Description	Board's Voting Recommendation
1	Election of 11 director-nominees	**FOR** all nominees
2	Ratification of appointment of Ernst & Young LLP, an independent registered public accounting firm, as independent auditors	**FOR** this proposal
3	Management Proposal – Adoption of the Lockheed Martin Corporation 2011 Incentive Performance Award Plan (Appendix A)	**FOR** this proposal
4	Proposal to approve the compensation of our named executive officers ("NEOs")	**FOR** this proposal
5	Proposal on the frequency of holding future votes on executive compensation	**FOR "ONE YEAR"**
6	Stockholder Proposal to allow the Corporation's stockholders to act by written consent in lieu of a stockholder meeting	**AGAINST** this proposal

Can other matters be decided at the Annual Meeting?

At the time this Proxy Statement went to press, we were not aware of any other matters to be presented at the Annual Meeting. If other matters are properly presented for consideration at the Annual Meeting, the proxy holders appointed by your Board (who are named on your proxy card if you are a registered stockholder) will have the discretion to vote on those matters in accordance with their best judgment on behalf of stockholders who sign the proxy card.

What is the procedure for voting?

If your shares are registered in your name, you may vote using any of the methods described below. If your shares are held in the name of a broker, bank, or other nominee, your nominee will provide you with instructions on the procedure for voting your shares. Employees with shares allocated to an employee benefit plan account should review the information on procedures for voting by employees on page 4.

Internet or By Telephone

Our Internet and telephone voting procedures for registered stockholders are designed to authenticate your identity, allow you to give your voting instructions, and confirm that those instructions are properly recorded.

You may access the Internet voting site at http://www.investorvote.com. Please have your proxy card in hand when you go online. You will receive instructional screen prompts to guide you through the voting process. You also will have an opportunity to confirm your voting selections before your vote is recorded.

You can vote by calling toll free 1-800-652-8683 within the U.S., Canada, and Puerto Rico, or 1-781-575-2300 from outside the U.S. Please have your proxy card in hand when you call. You will receive voice prompts to guide you through the process. You also will have an opportunity to confirm your voting selections before your vote is recorded.

Internet and telephone voting facilities for registered stockholders will be available 24 hours a day until 1:00 a.m., Eastern Daylight Saving Time, on April 28, 2011. If you vote on the Internet or by telephone, you do not have to return your proxy card.

The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank, or other nominee. We recommend that you follow the voting instructions in the materials that you receive from your nominee.

By Mail

Simply mark, date, and sign the proxy card and return it in the postage-paid envelope provided.

If you want to vote in accordance with the Board's recommendations, simply sign, date, and return the proxy card. The named proxy holders will vote signed but unmarked proxy cards in accordance with the Board's recommendations.

If you are a registered stockholder, and the postage-paid envelope is missing, please mail your completed proxy card to Lockheed Martin Corporation, c/o Computershare Investor Services, P.O. Box 43116, Providence, RI 02940.

In person at the Annual Meeting

All registered stockholders may vote in person at the Annual Meeting. Voting your proxy electronically through the Internet, by telephone, or by mail does not limit your right to vote at the Annual Meeting. You also may be represented by another person at the Annual Meeting by executing a legally valid proxy designating that person to vote on your behalf. If you are a beneficial owner of shares, you must obtain a legally valid proxy from your broker, bank, or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting. A legally valid proxy is an authorization from your broker, bank, or other nominee to vote the shares held in the nominee's name that satisfies Maryland law and Securities and Exchange Commission ("SEC") requirements for proxies.

Your vote is important. You can save us the expense of a second mailing by voting promptly, even if you plan to attend the Annual Meeting.

Can I change my proxy vote?

Yes. If you are a registered stockholder, you can change your proxy vote or revoke your proxy at any time before the Annual Meeting by:

- Returning a signed proxy card with a later date;
- Authorizing a new vote electronically via the Internet or by telephone;
- Delivering a written revocation of your proxy to the Corporate Secretary at 6801 Rockledge Drive, Bethesda, MD 20817 before your original proxy is voted at the Annual Meeting; or
- Submitting a written ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker, or other nominee. You also may vote in person at the Annual Meeting if you obtain a legally valid proxy from the registered stockholder as described in the answer to the previous question.

Your personal attendance at the Annual Meeting does not revoke your proxy. Unless you vote at the Annual Meeting, your last valid proxy prior to or at the Annual Meeting will be used to cast your vote.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted:

- FOR the election of 11 director-nominees listed in this Proxy Statement.
- FOR the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as independent auditors for the 2011 fiscal year.
- FOR the adoption of the Lockheed Martin Corporation 2011 Incentive Performance Award Plan.
- FOR the proposal to approve the compensation of our NEOs as described in this Proxy Statement.
- FOR "ONE YEAR" for the proposal on the frequency of holding future votes on the compensation of our named executive officers.
- AGAINST the stockholder proposal.
- In the best judgment of the named proxy holders on other matters properly brought before the Annual Meeting.

How do I vote if I participate in one of the Corporation's 401(k) or defined contribution plans?

As a participant in one of the 401(k) or defined contribution plans, you may direct the plan trustees how to vote shares allocated to your account(s) on a proxy voting direction or instruction card, by telephone, or electronically by the Internet. Most active employees who participate in these benefit plans will receive an email notification announcing Internet availability of this Proxy Statement and how to submit voting directions.

If you do not provide timely directions to the plan trustee, shares allocated to your account will be voted by the plan trustee depending on the terms of your plan or other legal requirements.

Plan participants may attend the Annual Meeting, but may not vote plan shares at the Annual Meeting. If you wish to vote, whether you plan to attend the Annual Meeting or not, you should direct the trustee of your plan(s) how you wish to vote your plan shares no later than 11:59 p.m., Eastern Daylight Saving Time, on April 25, 2011.

How many shares must be present to hold the Annual Meeting?

In order for us to conduct our Annual Meeting, a majority of the shares outstanding and entitled to vote as of March 1, 2011, must be present in person or by proxy. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet or telephone, or by mail in advance of the Annual Meeting and do not revoke the proxy.

Will my shares be voted if I don't provide my proxy or instruction form?

Registered Stockholders: If your shares are registered in your name, your shares will not be voted unless you provide a proxy by Internet or telephone, by mail, or vote in person at the Annual Meeting.

Plan Participants: If you are a participant in one of the 401(k) or defined contribution plans and you do not provide timely directions to the plan trustee, shares allocated to your account will be voted by the plan trustee depending on the terms of your plan or other legal requirements.

Beneficial Owners: If you hold shares through an account with a bank, broker, or other nominee, and you do not provide voting instructions, under New York Stock Exchange ("NYSE") rules your nominee can vote your shares on routine matters. The ratification of the appointment of Ernst & Young LLP (Proposal 2) is considered a routine matter, and your nominee can therefore vote your shares on that Proposal if you do not provide voting instructions. Proposal 1 and Proposals 3 through 6 are not considered routine matters, and your nominee cannot vote your shares on those Proposals unless you provide voting instructions. Votes withheld by brokers in the absence of voting instructions from a beneficial owner are referred to as "broker non-votes."

What is the vote required for each proposal?

For Proposal 1, the votes that stockholders cast "FOR" must exceed the votes that stockholders cast "AGAINST" to approve the proposal. For Proposals 2, 3, and 6 the affirmative vote of a majority of the votes cast is required to approve each proposal; provided in the case of Proposal 3 that the votes cast represent over 50% of the votes entitled to be cast. Proposals 4 and 5 are advisory and non-binding. The Board will review the voting results on those proposals and take them into account when making future decisions regarding executive compensation. "Votes cast" excludes abstentions and broker non-votes.

What is the effect of an abstention?

A stockholder who abstains on some or all matters is considered present for purposes of determining if a quorum is present at the Annual Meeting, but an abstention is not counted as a vote cast. An abstention has no effect for the vote on any proposal, except in the case of Proposal 3, which requires votes to be cast totaling more than 50% of the votes entitled to be cast.

What is the effect of a broker non-vote?

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. Thus, a broker non-vote will not impact our ability to obtain a quorum, will not affect the outcome with respect to the election of directors, and will not otherwise affect the outcome of the vote on a proposal that requires the affirmative vote of a majority of the votes cast on the proposal, except in the case of Proposal 3, which requires votes to be cast totaling more than 50% of the votes entitled to be cast.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election for the 2011 Annual Meeting.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspectors of election and published in the Corporation's Current Report on Form 8-K, which the Corporation is required to file with the SEC within four business days following the Annual Meeting.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we send only one Annual Report and Proxy Statement to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. We do not use householding for any other stockholder mailings, such as dividend checks, Forms 1099, or account statements.

If you are eligible for householding, but receive multiple copies of the Annual Report and Proxy Statement and prefer to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A., Shareholder Relations, P.O. Box 43078, Providence, RI 02940-3078, or call 1-877-498-8861. If you are a registered stockholder residing at an address with other registered stockholders and wish to receive a separate Annual Report or Proxy Statement in the future, please contact Computershare Trust Company, N.A. as indicated above. If you own shares through a bank, broker, or other nominee, you should contact the nominee concerning householding procedures.

Can I receive a copy of the Annual Report?

Yes. We will provide a copy of our Annual Report without charge, upon written request, to any registered or beneficial owner of common stock entitled to vote at the Annual Meeting. Requests should be made in writing addressed to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, by calling Lockheed Martin Shareholder Direct at 1-800-568-9758, or by accessing the Corporation's website at http://www.lockheedmartin.com/investor. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements, and other information regarding Lockheed Martin.

Can I view the Proxy Statement and Annual Report on the Internet?

Yes. The Proxy Statement and Annual Report are available on the Internet at http://www.lockheedmartin.com/investor. Subject to the "householding" discussion above, all stockholders will receive paper copies of the Proxy Statement, proxy card, and Annual Report by mail unless the stockholder has consented to electronic delivery or is an employee with shares allocated in an employee benefit plan.

Can I choose to receive the Proxy Statement and Annual Report on the Internet instead of receiving them by mail?

Yes. If you are a registered stockholder or beneficial owner, you can elect to receive future Annual Reports and Proxy Statements on the Internet only and not receive copies in the mail by visiting Shareholder Services at http://www.lockheedmartin.com/investor and completing the online consent form. Your request for electronic transmission will remain in effect for all future Annual Reports and Proxy Statements, unless withdrawn. Withdrawal procedures also are located at this website.

Most active employees who participate in the Corporation's savings plans will receive an email notification announcing Internet availability of the Annual Report and Proxy Statement. A paper copy will not be provided unless requested by the employee.

Who pays for the cost of this proxy solicitation?

The Corporation pays for the cost of soliciting proxies on behalf of the Board for the Annual Meeting. We may solicit proxies by Internet or telephone, by mail, or in person. We may make arrangements with brokerage houses and other custodians, nominees, and fiduciaries to send Proxy Materials to beneficial owners on our behalf. We reimburse them for their reasonable expenses. We have retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies and to verify related records at a fee of $45,000, plus expenses. To the extent necessary to ensure sufficient representation at the Annual Meeting, we may request the return of proxies by mail, express delivery, courier, telephone, Internet, or other means. Stockholders are requested to return their proxies without delay.

How do I submit a proposal for the Annual Meeting of Stockholders in 2012?

Any stockholder who wishes to submit a proposal for consideration at the 2012 Annual Meeting and for inclusion in the 2012 Proxy Statement should send their proposal to:

Lockheed Martin Corporation
Attention: Senior Vice President, General Counsel and Corporate Secretary
6801 Rockledge Drive
Bethesda, MD 20817.

Proposals must be received no later than November 12, 2011, and satisfy the requirements under applicable SEC Rules (including SEC Rule 14a-8) to be included in the Proxy Statement and on the proxy card that will be used for solicitation of proxies by the Board for the 2012 Annual Meeting.

Our Bylaws also require advance notice of any proposal by a stockholder to be presented at the 2012 Annual Meeting that is not included in our proxy statement and on the proxy card, including any proposal for the nomination of a director for election.

To be properly brought before the 2012 Annual Meeting, written nominations for directors or other business to be introduced by a stockholder must be received between the dates of October 13, 2011 and November 12, 2011, inclusive. A notice of a stockholder proposal must contain the information required by our Bylaws about the matter to be brought before the meeting and about the stockholder proponent and persons associated with the stockholder through control, ownership of the shares, agreement, or coordinated activity. Waiver of these requirements by us in a particular instance does not constitute a waiver applicable to any other stockholder proposal, nor does it obligate us to waive the requirements for future submissions. A list of the information which is required to be included in a stockholder proposal may be found in Section 1.10 of our Bylaws at http://www.lockheedmartin.com/investor.

How can I contact the Corporation's non-management directors?

Stockholders may communicate confidentially with the Lead Director or with the non-management directors as a group. If you wish to raise a question or concern to the Lead Director or the non-management directors as a group, you may do so by writing to:

Lead Director
or
Non-Management Directors
c/o Senior Vice President, General Counsel and Corporate Secretary
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817.

Our Senior Vice President, General Counsel and Corporate Secretary or her delegate reviews all correspondence sent to the Board. The Board has authorized our Senior Vice President, General Counsel and Corporate Secretary or her delegate to respond to correspondence regarding routine stockholder matters and services (e.g., stock transfers, dividends, etc.). Correspondence from stockholders relating to accounting, internal controls, or auditing matters are brought to the attention of the Audit Committee. All other correspondence is forwarded to the Lead Director who determines whether distribution to the full Board for review is appropriate. Any director may, at any time, review a log of all correspondence addressed to the Board and request copies of such correspondence.

Can I find additional information on the Corporation's website?

Yes. Although the information contained on our website is not part of this Proxy Statement, you will find information about the Corporation and our corporate governance practices at http://www.lockheedmartin.com/investor. Our website contains information about our Board, Board committees, Charter and Bylaws, Code of Ethics and Business Conduct, Corporate Governance Guidelines, and information about insider transactions. Stockholders may obtain, without charge, hard copies of the above documents by writing to:

Investor Relations
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817.

Code of Ethics and Business Conduct

At Lockheed Martin, ethics is part of our history and culture. We are committed to ethical behavior in all that we do. This commitment is reflected in our vision statement "Powered by Innovation, Guided by Integrity, We Help Our Customers Achieve Their Most Challenging Goals," and our value statements: "Do What's Right;" "Respect Others;" and "Perform with Excellence."

We have had a code of conduct in place since the Corporation was formed in 1995, well before codes were required for stock exchange listing. We and our heritage companies were among the first in the aerospace and defense industry to adopt an ethics code.

Our Code of Ethics and Business Conduct, "Setting the Standard," applies to all directors, officers, and employees. It sets forth our policies and expectations on a number of topics, including our commitment to good citizenship and integrity, promoting a positive and safe work environment, transparency in our public disclosures, avoiding conflicts of interest, confidentiality, preservation and use of company assets, compliance with laws (including insider trading laws), and business ethics.

We maintain a toll-free ethics help line for employees as a means of raising concerns or seeking advice. The help line is available to all employees worldwide, 7 days a week, 24 hours a day. Employees using the help line may choose to remain anonymous. All help line inquiries are forwarded to the Corporation's Office of Ethics and Business Conduct. Our Ethics Office is headed by our Vice President – Ethics and Business Conduct who reports directly to the Chief Executive Officer ("CEO") and the Ethics and Corporate Responsibility Committee. Any matters reported to our Ethics Office, whether through the help line or otherwise, involving accounting, internal control or audit matters, or any allegations of fraud involving management or persons who have a significant role in the Corporation's internal controls, are reported directly to the Audit Committee.

Our directors and employees participate in annual ethics training, which consists of a live training session. We devote significant resources to our business conduct compliance training program. In 2010, our employees completed in excess of 585,000 on-line business conduct compliance training modules.

"Setting the Standard" is posted on our website at http://www.lockheedmartin.com/investor. Printed copies of our Code may be obtained, without charge, by writing to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817. In 2010, there were no waivers from any provisions of our Code or amendments applicable to any director or executive officer. We intend to disclose any such waivers or amendments promptly to our stockholders by posting on our website.

Corporate Governance Guidelines

Lockheed Martin is committed to maintaining and practicing the highest standards of ethics and corporate governance. The Board has adopted Corporate Governance Guidelines that describe the framework within which the Board and its committees oversee the governance of the Corporation. The current Corporate Governance Guidelines are posted at http://www.lockheedmartin.com/investor.

The Corporate Governance Guidelines contain the Board's views on a number of governance topics that reflect our commitment to, and appreciation of, the importance of good governance in protecting and enhancing stockholder value. The Nominating and Corporate Governance Committee ("Governance Committee") regularly assesses our governance practices in light of new or emerging trends and practices.

Our Corporate Governance Guidelines cover a wide range of subjects, including: the role of the Board and director responsibilities; the role and responsibilities of the Lead Director; a comprehensive Code of Ethics and Business Conduct; director nomination procedures and qualifications; director independence standards; a policy for the review, approval, and ratification of related person transactions; procedures for annual evaluations of the Board, its committees, and directors; director stock ownership; a prohibition on hedging transactions; and a clawback policy for executive incentive compensation.

The Corporate Governance Guidelines set forth the Board's expectation that any director-nominee who fails to receive more votes for his or her election than against his or her election would submit a resignation letter to the Board and set forth the procedures to be followed by the Board in considering whether to accept or reject the resignation.

Described below are some of the significant corporate governance practices that have been instituted by the Board.

Role of the Board of Directors

The Board plays an active role in overseeing management and representing the interests of stockholders. Directors are expected to attend Board meetings, the committee meetings on which they serve, and the Annual Meeting. Directors are regularly consulted by management for advice and counsel between formal meetings.

In 2010, the Board met a total of eight times. All directors attended at least 75 percent of the total board and committee meetings to which they were assigned. All incumbent directors attended the 2010 Annual Meeting.

Lead Director

The Board regularly reviews its leadership structure in light of the Corporation's then current needs, governance trends, internal assessments of Board effectiveness, and other factors. In accordance with our Bylaws and Corporate Governance Guidelines, the Board elects one of the independent directors to serve as the Lead Director by the affirmative vote of the directors who have been determined to be "independent" for purposes of the NYSE listing standards. Mr. McCorkindale serves as the elected Lead Director. The responsibilities of the Lead Director are to:

- Preside as Chair at executive sessions of the non-management members of the Board or executive sessions of the independent directors, or when the Chairman of the Board is ill, absent, incapacitated or otherwise unable to carry out the duties of Chairman of the Board;
- Determine the frequency and timing of executive sessions of non-management directors and report to the Chairman and CEO on all relevant matters arising from those sessions, and invite the Chairman and CEO to join the executive session for further discussion as appropriate;
- Consult with the Chairman and CEO and committee chairs regarding the topics and schedules of the meetings of the Board and committees;
- Review all Board and committee agendas and provide input to management on the scope and quality of information sent to the Board;
- Assist with recruitment of director candidates and, along with the Chairman and CEO, extend the invitation to a potential candidate for a director to join the Board;
- Act as liaison between the Board and management and among the directors and the committees of the Board;
- Serve as ex-officio member of each committee if not otherwise a member of the committee;
- Serve as the point of contact for stockholders and others to communicate with the Board;
- Recommend to the Board and committees the retention of advisors and consultants who report directly to the Board; and
- Perform all other duties as assigned by the Board from time to time.

Positions of Chairman and Chief Executive Officer

The Board periodically reviews and considers whether the positions of Chairman and CEO should be combined or separated as part of its regular review of the effectiveness of the Corporation's governance structure. The positions of Chairman and CEO currently are combined at Lockheed Martin. The Corporation's policy as to whether the roles of the Chairman and CEO should be separate is to adopt the practice which best serves the Corporation's needs at any particular time. The Board believes that no single, one-size fits all, board-leadership model is universally or permanently appropriate. In the past, the positions have been separated when deemed appropriate by the Board. This structure has proven especially useful to facilitate executive succession and orderly transitions. At present, the Board believes that its current structure effectively maintains independent oversight of management.

Enterprise Risk Management

The Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management the Corporation's major risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee reports the results of its review to the Board.

Matters of risk management are brought to the attention of the Audit Committee by the Executive Vice President and Chief Financial Officer ("CFO"), who serves as the Corporation's Chief Risk Officer, or by the Vice President, Internal Audit, who regularly reviews and assesses internal processes and controls for ongoing compliance with internal policies and legal and regulatory requirements, as well as for potential weaknesses that could result in a failure of an internal control process. Management reviews and reports on potential areas of risk at the request of the Audit Committee or other members of the Board.

We have a number of risk identification and mitigation strategies. A panel of executives reviews all major proposals to ensure the technical and pricing structures are consistent with our tolerance for risk. Corporate management conducts reviews of ongoing business performance and financial results and future opportunities through the long-range planning process, executive management meetings, and staff meetings. In addition, in order to ensure integration and dissemination of information about identified risks to management and throughout the Corporation, we have established an "umbrella" risk identification and mitigation committee (the "Risk and Compliance Committee"), composed of representatives of the direct reports to the Chairman and CEO and to the President and Chief Operating Officer ("COO"). This committee met 14 times in 2010 and reports to a risk council made up of the Executive Vice President and CFO; Senior Vice President, General Counsel and Corporate Secretary; Vice President, Ethics and Business Conduct; and the Vice President of Internal Audit. At the request of the Audit Committee, the Risk and Compliance Committee has undertaken to survey our businesses to identify risks, analyze the probability of occurrence and impact to our business of those risks, and assess mitigation efforts.

Identifying and Evaluating Nominees for Directors

Each year, the Governance Committee recommends to the Board the slate of directors to propose as nominees for election by the stockholders at the Annual Meeting. The process for identifying and evaluating candidates to be nominated to the Board starts with an evaluation of a candidate by the Chairman of the Governance Committee followed by the entire Governance Committee and the Chairman and CEO. Director candidates may also be identified by stockholders and will be evaluated and considered by the Governance Committee in the same manner as other director candidates. The Corporation retained Korn/Ferry International to assist in the identification and evaluation of potential director candidates.

Stockholder Nominees

Stockholder proposals for nominations to the Board should be submitted to the Nominating and Corporate Governance Committee, c/o the Senior Vice President, General Counsel and Corporate Secretary, at Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817. To be considered by the Board for nomination at the 2012 Annual Meeting, written notice of nominations by a stockholder must be received between the dates of October 13, 2011 and November 12, 2011, inclusive.

The information requirements for any stockholder proposal or nomination can be found in Section 1.10 of our Bylaws, at http://www.lockheedmartin.com/investor. A summary of the requirements can be found in the "General Information" section of this Proxy Statement on page 7. Self-nominations will not be considered. Proposed stockholder nominees are presented to the Chairman of the Governance Committee, who decides if further consideration should be given to the nomination by the Board.

Director Qualifications and Board Diversity

The Board seeks a diverse group of candidates who at a minimum possess the background, skills, expertise, and time to make a significant contribution to the Board, the Corporation, and its stockholders. The Governance Committee makes recommendations to the Board concerning the composition of the Board and its committees including size and qualifications for membership. The Governance Committee evaluates prospective nominees against the standards and qualifications set forth in the Corporation's Corporate Governance Guidelines, as well as other relevant factors as it deems appropriate, including: the need for the Board, as a whole, to be diverse and consist of individuals with varied and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise, local or community ties and minimum individual qualifications, including strength of character, mature judgment, familiarity with the Corporation's business and industry, independence of thought and an ability to work collegially. The Governance Committee also may consider the extent to which the candidate would fill a present need on the Board. The Governance Committee annually reviews and establishes the criteria for selection of director-nominees. The criteria used by the Governance Committee in nominating the current slate of director-nominees included the following:

- Meets Bylaw age requirement;
- Reflects highest personal and professional integrity;
- Meets NYSE independence criteria;
- Has relevant educational background;
- Has exemplary professional background;
- Has relevant past and current employment affiliation(s), Board affiliations, and experience;
- Is free from conflicts of interest;
- Is technology-proficient;
- Has demonstrated effectiveness;
- Possesses sound judgment;
- Brings a diverse background;
- Has adequate time to devote to Board responsibilities; and
- Represents the best interests of all stockholders.

As part of its annual assessment of Board effectiveness, the Board is asked to evaluate whether it has the appropriate mix of general business expertise, skills, and specific expertise in areas vital to our success. Under our Bylaws, unless exempted by the Board, an individual is not eligible to be elected as a director for a term that expires at the Annual Meeting following the individual's 72nd birthday.

Director-Nominees for Election at the Annual Meeting

There are 11 director-nominees for election to the Board at the Annual Meeting. Their biographical information starts on page 70. Each director-nominee currently serves as a director, with the exception of Rosalind G. Brewer. Each director-nominee was recommended for nomination by the Governance Committee. The Governance Committee has determined that all the current director-nominees, except for Robert J. Stevens, our CEO, are independent under the listing standards of the NYSE and our Corporate Governance Guidelines. The background and specific qualifications of each director-nominee is discussed under the caption "Election of Directors" commencing on page 70.

The Board ratified the slate of director-nominees and recommends that our stockholders vote for the election of all the individuals nominated by the Board.

Although fewer director-nominees are named than the number fixed by the Charter and Bylaws, proxies cannot be voted for a greater number of persons than the number of nominees named. Eleven individuals rather than twelve have been nominated because the process of identifying qualified candidates is ongoing. Candidates identified after the 2011 Annual Meeting will be considered by the Board as nominees to serve until the 2012 Annual Meeting.

We have no agreements obligating the Corporation to nominate a particular candidate as a director, and none of our directors represent a special interest or a particular stockholder or group of stockholders. In addition to the criteria listed above, which the Board believes should be met by all director candidates, the Board believes it operates best when its membership reflects a diverse range of experiences and areas of expertise. To this end, the Board seeks to identify in each candidate areas of knowledge or experience that would expand or complement the Board's existing expertise in overseeing a technologically advanced global security company. There is no set list of qualities or areas of expertise used by the Board in its analysis because the inquiry assesses what the particular candidate could bring to the Board in light of the then-current make-up of the Board. The traits identified with respect to the current director-nominees as qualifications to serve on the Board include:

Mr. Archibald

- Familiarity with the demands of the global marketplace as a result of his prior positions as COO and CEO of The Black & Decker Corporation, a company that sells products in more than 100 countries.
- Insight into challenges associated with managing a global organization with a focus on innovation from experience as Executive Chairman of the Board of Stanley Black & Decker, Inc. and prior experience as Chairman and CEO of The Black & Decker Corporation.

Ms. Brewer

- Insight into international marketing and sales operations based on her position as Executive Vice President for Walmart Stores, Inc. and more than two decades of experience as an executive with Kimberly-Clark Corporation.
- Experience in creating global supply chain alliances, product management, manufacturing, large scale operations, and leading change management initiatives.

Mr. Burritt

- Expertise in public company accounting, disclosure and financial system management due to roles as CFO and Controller at Caterpillar Inc.
- Familiarity with the demands of the global marketplace due to his positions at Caterpillar Inc., a company that manufactures equipment in 23 countries and sells products in more than 180 countries.

Mr. Ellis

- Knowledge of core customer based on his service in senior positions with the military, including Admiral and Commander, United States Strategic Command, Commander in Chief, United States Strategic Command and Commander in Chief, U.S. Naval Forces, Europe.
- Expertise in aeronautical and aerospace engineering and emerging energy issues.

Mr. Falk

- Insight into challenges associated with managing global organizations based on experience as Chairman and CEO of Kimberly-Clark Corporation.
- Expertise in financial system management, public company accounting, disclosure and financial markets due to role as Chairman and CEO of Kimberly-Clark Corporation and prior positions.

Mrs. King

- Insight into challenges associated with managing large organizations and regulated industries from experience as Senior Vice President at PECO Energy Company and Commissioner of the Social Security Administration.
- Expertise in governance trends as a director of the National Association of Corporate Directors.

Mr. Loy	• Insight into challenges associated with managing large organizations based on experience as Commandant of the Coast Guard. • Familiarity with core customer including requirements for acquisition of products and services based on senior management positions with the Department of Homeland Security, Transportation Security Administration, and the Coast Guard.
Mr. McCorkindale	• Insight into challenges associated with managing global organizations based on experience as Chairman, CEO, and President of Gannett Co., Inc. • Expertise in financial system management, public company accounting, disclosure and financial markets due to roles as CFO at Gannett Co., Inc. and as trustee of mutual funds.
Mr. Ralston	• Insight into core customer of the Corporation, including requirements for acquisition of products and services, based on service in senior positions as Commander, U.S. European Command and Supreme Allied Commander Europe, NATO and Vice Chairman, Joint Chiefs of Staff. • Experience in managing 65,000 troops from 23 countries as Supreme Allied Commander provides insight into management of large and complex organizations.
Ms. Stevens	• Insight into challenges associated with managing global organizations based on positions at Ford Motor Company. • Experience as Chairman, President, and CEO of Carpenter Technology Corporation and Executive Vice President, Ford Motor Company. • Engineering and manufacturing expertise derived from educational training and experience managing production lines at Ford Motor Company.
Mr. Stevens	• Insight into the complexities of operating a global, technology-driven business, based on more than two decades of experience in executive and operational roles with the Corporation and in our industry. • Substantial experience in program management, finance and manufacturing. • Corporate governance and risk management experience gained through position of Chairman and CEO of the Corporation.

Majority Voting Policy for Uncontested Director Elections

The Corporation's Charter and Bylaws provide for simple majority voting. Pursuant to the Corporate Governance Guidelines, in any uncontested election of directors, any incumbent director who fails to receive more "FOR" votes than "AGAINST" votes is required to offer his or her resignation for Board consideration.

Upon receipt of a resignation of a director tendered as a result of the foregoing, the Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action is recommended. In considering the tendered resignation, the Board will consider the Governance Committee's recommendation as well as any other factors it deems relevant, which may include:

- The qualifications of the director whose resignation has been tendered.
- The director's past and expected future contributions to the Corporation.
- The overall composition of the Board and its committees.
- Whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including NYSE listing standards and the federal securities laws).
- The percentage of outstanding shares represented by the votes cast at the Annual Meeting.

Any director whose resignation has been tendered will not participate in the deliberations of the Governance Committee or in the Board's consideration of the Governance Committee's recommendation with respect to such director. In the event that a majority of the members of the Governance Committee have offered to resign as a result of their failure to receive the required vote for their election by the stockholders, then the independent members of the Board who have not offered to resign, without further action by the Board, will constitute a committee of the

Board for the purpose of considering the offered resignation(s), and will recommend to the Board whether to accept or reject those offers and, if appropriate, make a recommendation to take other actions. If there are no such independent directors, then all of the independent directors, excluding the director whose offer to resign is being considered, without further action of the Board, will constitute a committee of the Board to consider each offer to resign, make a recommendation to the Board to accept or reject that offer and, if appropriate, make a recommendation to take other actions.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the SEC or by other public announcement, including a posting on the Corporation's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Corporation's Bylaws. The Board may not fill any vacancy so created with a director who was not elected at the meeting by the vote required under the Corporation's Bylaws.

Director Independence

Under applicable NYSE listing standards, a majority of the Board and each member of the Audit Committee, Governance Committee, and Management Development and Compensation Committee ("Compensation Committee") must be independent.

Under the NYSE rules and our Corporate Governance Guidelines, a director is not independent if the director has a direct or indirect material relationship with the Corporation. The Governance Committee annually reviews the independence of all directors and reports its findings to the full Board. To assist in this review, the Board has adopted director independence guidelines that are included in our Corporate Governance Guidelines available on our website at http://www.lockheedmartin.com/investor under the heading "Corporate Governance."

Our director independence guidelines set forth certain relationships between the Corporation and directors and their immediate family members, or affiliated entities, that the Board, in its judgment, has deemed to be material or immaterial for purposes of assessing a director's independence. In the event a director has a relationship with the Corporation that is not addressed in the independence guidelines, the independent members of the Board determine whether such relationship is material.

The Board has determined that the following directors or nominees are independent: E. C. "Pete" Aldridge, Jr., Nolan D. Archibald, Rosalind G. Brewer, David B. Burritt, James O. Ellis, Jr., Thomas J. Falk, Gwendolyn S. King, James M. Loy, Douglas H. McCorkindale, Joseph W. Ralston, and Anne Stevens. As Chairman and CEO, Robert J. Stevens is an employee of the Corporation and is not independent under the NYSE listing standards or our Corporate Governance Guidelines.

In determining that each of the non-management director-nominees is independent, the Board considered the relationships described under "Certain Relationships and Related Person Transactions of Directors, Executive Officers, and 5 Percent Stockholders," on page 16, which it determined were immaterial to the individual's independence.

The Governance Committee and Board considered that the Corporation in the ordinary course of business purchases products and services from, or sells products and services to, companies at which some of our director-nominees are or have been directors. These relationships included: Mr. Aldridge, a director of Alion Science and Technology Corporation; Mr. Ellis, a director of Inmarsat plc. and Level 3 Communications, Inc.; Mrs. King, a director of Marsh & McLennan Companies, Inc.; Mr. Loy, a director of L-1 Identity Solutions, Inc.; and Mr. Ralston, a director of Lynden Incorporated, The Timken Company and URS Corporation. In determining that these relationships did not affect the independence of those directors, the Board considered that none of the director-nominees serving as directors of other companies had any direct material interest in, or received any special compensation in connection with, the Corporation's business relationships with those companies.

Related Person Transaction Policy

The Board has approved a written policy and procedures for the review, approval, and ratification of transactions among the Corporation and its directors, executive officers, and their related interests. A copy of the policy is available at http://www.lockheedmartin.com/investor. Under the policy, all related person transactions (as defined in the policy) are to be reviewed by the Governance Committee of the Board. The Governance Committee may approve or ratify related person transactions at its discretion if deemed fair and reasonable to the Corporation. This may include situations where the Corporation provides products or services to related persons on an arm's length basis on terms comparable to those provided to unrelated third parties. Any director who participates in or is the subject of an existing or potential related person transaction may not participate in the decision-making process of the Governance Committee with respect to that transaction.

Under the policy, and consistent with SEC regulations and NYSE listing standards, a related person transaction is any transaction in which the Corporation was, is, or will be a participant, where the amount involved exceeds $120,000, and in which a related person had, has, or will have a direct or indirect material interest. A related person includes any director or executive officer of the company, any person who is known to be the beneficial owner of more than 5% of any class of the company's voting securities, an immediate family member of any person described above, and any firm, corporation, or other entity controlled by any person described above.

The policy requires each director and executive officer to complete an annual questionnaire to identify their related interests and persons, and to notify the Corporation of changes in that information. Based on that information, the Corporation maintains a master list of related persons for purposes of tracking and reporting related person transactions.

The policy contemplates that the Governance Committee may ratify transactions after they commence or pre-approve categories of transactions or relationships, because it may not be possible or practical to pre-approve all related person transactions. If the Governance Committee declines to approve or ratify, the related person transaction is referred to management to make a recommendation to the Governance Committee concerning whether the transaction should be terminated or amended in a manner that is acceptable to the Governance Committee.

Certain Relationships and Related Person Transactions of Directors, Executive Officers, and 5 Percent Stockholders

The following transactions or relationships are considered to be "related person" transactions under our corporate policy and applicable SEC regulations and NYSE listing standards. Each of these transactions was reviewed, approved, or ratified by the Governance Committee of the Board in February 2011.

Two of our directors, Mr. Loy and Mr. Ralston, are employed as Senior Counselor and Vice Chairman, respectively, of The Cohen Group, a consulting business that performs services for the Corporation. In 2010, we paid The Cohen Group approximately $695,000 for consulting services and expenses.

In 2010, we paid Greenburg Traurig, LLP approximately $158,000 for legal services and expenses. The husband of Maryanne R. Lavan, the Corporation's Senior Vice President, General Counsel and Corporate Secretary, is a partner with Greenburg Traurig, LLP, but did not perform any legal services for the Corporation. The Corporation's relationship with the firm predates Ms. Lavan being elected as an executive officer in June 2010.

We currently employ approximately 132,000 employees and have an active recruitment program for soliciting job applications from qualified candidates. We seek to hire the most qualified candidates and consequently do not preclude the hiring of family members.

Mr. Ralston's brother-in-law, Mark E. Dougherty, Business Development Analyst ($151,415 in base salary) is an employee of the Corporation. Mr. Dougherty may participate in other employee benefit plans and arrangements which are generally made available to other employees at the same level (including health, welfare, vacation, and retirement plans). His compensation was established in accordance with the Corporation's employment and compensation practices applicable to employees with equivalent qualifications, experience, and responsibilities. Mr. Dougherty did not serve as an executive officer of the Corporation during 2010.

From time to time, the Corporation has purchased services in the ordinary course of business from financial institutions that beneficially own 5% or more of Lockheed Martin's common stock. In 2010, the Corporation paid fees of approximately $4,347,000 to State Street Bank and Trust Company for credit facility and benefit plan administration.

Board Performance Self-Assessment

Each year the Board evaluates its performance and effectiveness. Each director completes an evaluation form developed by the Governance Committee to solicit feedback on specific aspects of the Board's role, organization, and meetings. The collective ratings and comments are compiled by the Senior Vice President, General Counsel and Corporate Secretary or her delegate and presented to the full Board. Each Board committee conducts an annual performance self-assessment through a similar process.

Shareholder Rights Plan

The Corporation does not have a Shareholder Rights Plan, or so called "Poison Pill." As part of our Corporate Governance Guidelines, the Board has communicated that it has no intention of adopting one at this time. If the Board does choose to adopt a Shareholder Rights Plan, the Board has indicated that it would seek stockholder ratification within 12 months from the date of adoption.

Equity Ownership by Directors

The Board believes that directors and management should hold meaningful equity ownership positions in the Corporation. To further encourage a link between director and stockholder interests, the Board has adopted stock ownership guidelines for directors. Similar guidelines apply to our management as described under the "Stock Ownership Guidelines for Key Employees" beginning on page 48. Directors receive half their compensation in the form of Lockheed Martin common stock units or stock options (with the potential to defer the cash portion of director compensation in stock units). Directors are expected to own shares or stock units equal to two times the annual retainer within five years of joining the Board. As of February 1, 2011, each of the directors satisfied the stock ownership guidelines. The securities counted toward their target threshold include common stock and vested and unvested stock units held under all the director plans.

2010 BOARD COMMITTEE MEMBERSHIP ROSTER							
Name	Audit	Classified Business and Security	Ethics and Corporate Responsibility	Executive	Management Development and Compensation	Nominating and Corporate Governance	Strategic Affairs and Finance
E. C. "Pete" Aldridge, Jr.	X	X			X		
Nolan D. Archibald				X		X	X*
David B. Burritt	X*			X	X		X
James O. Ellis, Jr.		X*		X		X	X
Thomas J. Falk	X					X	
Gwendolyn S. King			X*	X		X	
James M. Loy		X	X				X
Douglas H. McCorkindale	X			X	X	X*	
Joseph W. Ralston		X	X				X
Anne Stevens	X			X	X*		
Robert J. Stevens				X*			
Number of Meetings in 2010	5	3	3	0	4	4	5

* Committee Chairman.

Committees

The Board has seven standing committees as prescribed by our Bylaws:

- Audit
- Classified Business and Security
- Ethics and Corporate Responsibility
- Executive
- Management Development and Compensation
- Nominating and Corporate Governance
- Strategic Affairs and Finance

Our Bylaws contain the charter for each of the standing committees. Our Bylaws are posted at http://www.lockheedmartin.com/investor under the heading "Corporate Governance."

Audit Committee

The Audit Committee oversees our financial reporting process on behalf of the Board. It is directly responsible for the appointment, compensation, and oversight of the Corporation's independent auditors. The functions of the Audit Committee are further described under the heading "Audit Committee Report" on page 20.

All the members of the Audit Committee are independent within the meaning of the NYSE listing standards, our Corporate Governance Guidelines, and applicable SEC regulations. In order to be considered independent under SEC regulations, a member of the Audit Committee cannot accept any consulting, advisory, or other compensatory fee from the Corporation, or be an affiliated person of the Corporation or its subsidiaries.

The Board has determined that Mr. Burritt, Chairman of the Audit Committee, Mr. Falk, and Mr. McCorkindale are qualified audit committee financial experts within the meaning of SEC regulations, and they have accounting and related financial management expertise sufficient to be considered financially literate within the meaning of the NYSE listing standards.

Classified Business and Security Committee

The Classified Business and Security Committee assists the Board in fulfilling its oversight responsibilities relating to the Corporation's security (including personnel, data, and facilities matters) and classified business activities.

Ethics and Corporate Responsibility Committee

The Ethics and Corporate Responsibility Committee monitors compliance and recommends changes to our Code of Ethics and Business Conduct. It reviews our policies, procedures, and compliance in the areas of environmental, safety and health, Equal Employment Opportunity, and diversity. It oversees matters pertaining to community and public relations, including government relations and charitable contributions.

Executive Committee

The Executive Committee primarily serves as a means for taking action requiring Board approval between regularly scheduled meetings of the Board. The Executive Committee is authorized to act for the full Board on matters other than those specifically reserved by Maryland law to the Board.

Management Development and Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO and, either as a committee or together with the other independent members of the Board, determining and approving the compensation levels of the CEO and senior management. The Compensation Committee has not delegated to employees of the Corporation, or any other persons, the authority to make decisions on the amount paid as salary, bonus, long-term incentives, or equity awards to the CEO or the other NEOs listed in the "Summary Compensation Table" on page 50.

Additional information regarding the role of the Compensation Committee and our compensation practices and procedures is provided under the captions "Compensation Committee Report" on page 28, "Compensation Discussion and Analysis" beginning on page 29, and specifically to the discussion on "Other Corporate Governance Considerations in Compensation" beginning on page 46. All members of the Compensation Committee are independent within the meaning of the NYSE listing standards and our Corporate Governance Guidelines.

Nominating and Corporate Governance Committee

The Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including our Corporate Governance Guidelines. The Governance Committee assists the Board by selecting and recommending Board nominees, making recommendations concerning the composition of Board committees, and by overseeing the Board and committee evaluation process.

The Governance Committee reviews and recommends to the Board the compensation of directors. Our executive officers do not play a role in determining director pay, although the Chairman of the Board is consulted regarding the impact of any change in director pay on the Corporation as a whole. In 2010, the Governance Committee engaged Meridian Partners, LLC ("Meridian"), an outside compensation consultant, to provide data on director pay at other companies. The data gathered was based on publicly available information. Meridian did not perform any other services for us in 2010.

The functions of the Governance Committee are further described under the caption "Corporate Governance." All members of the Governance Committee are independent within the meaning of the NYSE listing standards and our Corporate Governance Guidelines.

Strategic Affairs and Finance Committee

The Strategic Affairs and Finance Committee ("Finance Committee") reviews and recommends to the Board management's long-term strategy including allocation of corporate resources. The Finance Committee reviews the financial condition of the Corporation, the status of all benefit plans, and proposed changes to capital structure.

Audit Committee Report

We oversee Lockheed Martin's financial reporting process on behalf of the Board. Lockheed Martin's management is responsible for the financial reporting process and preparation of the quarterly and annual consolidated financial statements, including maintaining a system of internal control over financial reporting. In addition to our oversight of the Corporation's internal audit organization, we are directly responsible for the appointment, compensation, retention, oversight, and termination of the Corporation's independent auditors, Ernst & Young LLP, an independent registered public accounting firm. The independent auditors are responsible for auditing the annual consolidated financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, and for expressing an opinion on the effectiveness of internal control over financial reporting.

In connection with the December 31, 2010, audited consolidated financial statements, we have:

1. Reviewed and discussed with management and the independent auditors the Corporation's audited consolidated financial statements, including discussions regarding critical accounting policies, other financial accounting and reporting principles and practices appropriate for the Corporation, the quality of such principles and practices, the reasonableness of significant judgments and estimates, and the effectiveness of internal control over financial reporting;

2. Discussed with the independent auditors the quality of the financial statements, the clarity of the related disclosures, and other items required to be discussed under applicable auditing standards, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T; and

3. Reviewed and discussed with the independent auditors the written disclosures in the letter received from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communications with the audit committee concerning independence.

Based on the reviews and discussions above, we recommended to the Board of Directors that the audited consolidated financial statements for 2010 be included in Lockheed Martin's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC. The Board approved our recommendation.

Submitted on February 24, 2011, by the Audit Committee:

David B. Burritt, Chairman
E. C. "Pete" Aldridge, Jr.
Thomas J. Falk
Douglas H. McCorkindale
Anne Stevens

2010 ANNUAL DIRECTORS' COMPENSATION (Non-Employee Directors)	
Cash retainer	$110,000
Stock retainer	$110,000 payable under the Lockheed Martin Corporation 2009 Directors Equity Plan ("Directors Equity Plan")
Committee Chairman retainer	$12,500 (other than Audit Committee Chairman)
Audit Committee Chairman retainer	$20,000
Lead Director retainer	$25,000
Deferred compensation plan	Deferral plan for cash retainer
Travel accident insurance	$1,000,000
Matching Gift Program for Colleges and Universities	Match of $1 per $1 of director contributions, up to $10,000 per director, to eligible educational institutions in accordance with matching program generally available to employees
Director education institutes/activities	Reimbursed for costs and expenses

We did not increase or make any changes to director compensation in 2010. Director retainers are paid quarterly.

Under the Directors Equity Plan, each non-employee director had the opportunity in 2010 to elect to receive:

- A number of stock units with an aggregate grant date fair value of $110,000 on February 1, 2010; or
- Options to purchase a number of shares of Lockheed Martin common stock, which options had an aggregate grant date fair value equal to $110,000 on February 1, 2010; or
- A combination of stock units with an aggregate grant date fair value equal to $55,000 and options to purchase a number of shares of Lockheed Martin common stock which options had an aggregate grant date fair value equal to $55,000 on February 1, 2010.

The Directors Equity Plan provides that a director eligible for retirement at the next Annual Meeting receives a prorated grant (⅓) for the four months of service prior to the Annual Meeting. Except in certain circumstances, options and stock units vest 50% on June 30 and 50% on December 31 following the grant date. Upon a change in control or a director's retirement, death, or disability, the director's stock units and outstanding options become fully vested, and the director has the right to exercise the options. Upon a director's termination of service from our Board, we distribute the vested stock units, at the director's election, in whole shares of stock or in cash, in a lump sum, or in annual installments over a period of up to 20 years. Prior to distribution, a director has no voting, dividend, or other rights with respect to the stock units held under the Directors Equity Plan, but is credited with additional stock units representing dividend equivalents (converted to stock units based on the closing market price of our common stock on the dividend payment dates). The options have a term of ten years.

The Directors Equity Plan provides that the grants are made with respect to a calendar year on the second business day following the later of (i) the date of the first regular meeting of the Board in each calendar year, or (ii) the date on which the Corporation publicly releases its financial results for the previous calendar year; provided, that if the second business day is later than February 15, the award date is February 15 (or the next business day if February 15 is not a business day). The exercise price (in the case of option grants) is the closing price of our stock on the NYSE on the date of grant.

The Lockheed Martin Corporation Directors' Deferred Compensation Plan ("Directors' Deferred Compensation Plan") provides non-employee directors the opportunity to defer up to 100% of the cash portion of their fees. Deferred amounts earn interest at a rate that tracks the performance of (i) the interest rate under Cost Accounting Standards 415, Deferred Compensation ("CAS 415 rate"); (ii) one of the investment options available under the employee deferred compensation plans; or (iii) our company stock (with dividends reinvested), at the director's election. The CAS 415 rate option was closed to new deferrals on July 1, 2009; amounts deferred before that date may continue to use the CAS 415 rate until such time as they are transferred to another available earnings option under the plan. Deferred fees are distributed in a lump sum or in up to 15 installments commencing at a designated time following termination.

The following table provides information on the compensation of our directors for the fiscal year ended December 31, 2010. Mr. Stevens did not receive separate compensation for his service as a director of the Corporation. For information regarding Mr. Stevens' compensation as an executive officer of the Corporation, see the section titled "Executive Compensation" beginning on page 28.

2010 DIRECTORS' COMPENSATION

Name (a)	Fees Earned or Paid in Cash [1] ($) (b)	Stock Awards [2] ($) (c)	Option Awards [3] ($) (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($) (f)	All Other Compensation [5,6,7] ($) (g)	Total ($) (h)
E. C. "Pete" Aldridge, Jr.	110,000	110,000	0	0	1,642	221,642
Nolan D. Archibald	122,500	110,000	0	0	12,363	244,863
David B. Burritt	130,000	55,000	55,000	0	15,528	255,528
James O. Ellis, Jr.	122,500	110,000	0	0	8,834	241,334
Thomas J. Falk	57,115	55,000	0	0	12,441	124,556
Gwendolyn S. King	122,500	110,000	0	0	3,231	235,731
James M. Loy	110,000	110,000	0	0	130	220,130
Douglas H. McCorkindale	139,808	55,000	55,000	0	9,000	258,808
Joseph W. Ralston	110,000	110,000	0	0	2,847	222,847
Frank Savage	35,962	110,000	0	0	1,575	147,537
James M. Schneider	67,692	55,000	55,000	0	5,481	183,173
Anne Stevens	118,654	110,000	0	0	4,838	233,492
James R. Ukropina	48,221	36,667	0	0	1,551	86,439

NOTES TO TABLE:

(1) Represents the aggregate dollar amount of 2010 fees earned or paid in cash for services as a director, including annual retainer fees, committee chairman fees, and Lead Director fee. Messrs. Savage and Ukropina retired in April 2010; Mr. Schneider resigned in August 2010; and Mr. Falk joined the Board in June 2010.

(2) Represents the aggregate grant date fair value computed in accordance with Financial Accounting Statements Board Accounting Standards Codification (ASC) Topic 718 "Compensation-Stock Compensation" ("ASC 718") for awards of stock units in 2010 under the Directors Equity Plan. The grant date fair value is the closing price of our stock on the date of grant (February 1, 2010) ($74.89). For 2010, each of Mr. Aldridge, Mr. Archibald, Mr. Ellis, Mrs. King, Mr. Loy, Mr. Ralston, Mr. Savage, and Ms. Stevens was credited with 1,469 stock units with an aggregate grant date fair value of $110,000; each of Mr. Burritt, Mr. McCorkindale, and Mr. Schneider was credited with 734 stock units with an aggregate grant date fair value of $55,000; and Mr. Ukropina was credited with 490 stock units with an aggregate grant date fair value of $36,667. Following his election, Mr. Falk was credited with 739 stock units with a aggregate grant date fair value of $55,000, based on the closing price of our stock on July 1, 2010 ($74.46). The outstanding number of stock units credited to each director under the Directors Equity Plan (and the comparable plan in place prior to January 1, 2009), as of December 31, 2010, were Mr. Aldridge 10,968; Mr. Archibald 12,638; Mr. Burritt 1,841; Mr. Ellis 8,481; Mr. Falk 753; Mrs. King 19,632; Mr. Loy 7,414; Mr. McCorkindale 7,727; Mr. Ralston 11,261; Mr. Savage 8,015; and Ms. Stevens 10,064. Mr. Savage forfeited two-thirds of his 2010 award following his retirement in April 2010 and Mr. Schneider forfeited half of his 2010 award following his resignation in August 2010. The outstanding number of stock units credited under the Lockheed Martin Corporation Directors' Deferred Stock Plan ("Directors' Deferred Stock Plan")

as of December 31, 2010, was 1,267 for Mrs. King. Effective May 1, 1999, no additional shares may be awarded under the Directors' Deferred Stock Plan.

(3) Represents the aggregate grant date fair value computed in accordance with ASC 718 for awards of stock options in 2010 to Mr. Burritt, Mr. McCorkindale, and Mr. Schneider. The assumptions used in determining the grant date fair value of the options granted in 2010 are set forth in Note 13 to our financial statements contained in our Annual Report. For 2010, we awarded each of Mr. Burritt, Mr. McCorkindale, and Mr. Schneider 3,917 options with an aggregate grant date fair value of $55,000. Following his resignation, Mr. Schneider forfeited half of his options from his 2010 award. The grant date fair value for options granted in 2010 ($14.04 per share) is based on the closing price of our stock on February 1, 2010 ($74.89). The outstanding number of stock options held by each director as of December 31, 2010, was Mr. Burritt 9,504; Mr. McCorkindale 27,036; and Mr. Schneider 14,036. The grant date fair value for options remains the same through the vesting period and no adjustment is made to reflect an increase or decrease in our stock price.

(4) For 2010, there were no above-market earnings on deferred compensation (above 120% of the applicable federal rate published by the IRS). Column (e) was deleted because we did not have a Non-Equity Incentive Plan in 2010.

(5) Includes the cost to the Corporation of providing the following perquisites to some of our directors: home computer and technical assistance, spousal and incidental travel expenses, retirement gifts, company-logo items and other memorabilia, and tax gross-ups.

(6) Includes contributions made by the Lockheed Martin Foundation ("LM Foundation") to eligible educational institutions in an amount matching the contribution of the director to that institution. The LM Foundation matching contribution includes the following charitable contributions made in 2010 or to be made by the LM Foundation in 2011 to match a contribution made by the director in a prior year: Mr. Archibald $10,000; Mr. Burritt $10,000; Mr. Ellis $5,000; Mr. Falk $10,000; and Mr. McCorkindale $9,000. The matching gift program is the same as the program generally available to employees.

(7) Neither Mr. Loy's nor Mr. Ralston's compensation includes fees paid to The Cohen Group for consulting services. These fees are described in the section on "Certain Relationships and Related Person Transactions of Directors, Executive Officers, and 5 Percent Stockholders" on page 16.

Security Ownership of Management

The following table shows Lockheed Martin common stock beneficially owned by and stock units credited to each NEO, director, nominee and all NEOs, directors, nominees and other executive officers as a group as of February 1, 2011. Ms. Brewer was nominated by the Board on February 24, 2011, subject to approval by our stockholders at the 2011 Annual Meeting. Except as otherwise noted, the named individuals had sole voting and investment power with respect to such securities. The common stock beneficially owned by each NEO, director, nominee, and all NEOs, directors, nominees and other executive officers as a group represented less than one percent of our outstanding common stock on February 1, 2011 (349,869,257). All amounts are rounded to the nearest whole share. No shares have been pledged. The address of each director, nominee and executive officer is 6801 Rockledge Drive, Bethesda, MD 20817.

Name of Individual or Identity of Group	Common Stock Beneficially Owned [1,2]	Stock Units	Total
E. C. "Pete" Aldridge, Jr.	0	11,429 [7]	11,429
Nolan D. Archibald	12,638	1,382 [7]	14,020
Rosalind G. Brewer	0	0	0
David B. Burritt	9,504	6,865 [7,8]	16,369
James O. Ellis, Jr.	8,681	1,382 [7]	10,063
Thomas J. Falk	5,250 [3]	2,135 [7]	7,385
Ralph D. Heath	231,460	84,791 [9,10,11]	316,251
Marillyn A. Hewson	83,052	31,304 [9,10,11]	114,356
Gwendolyn S. King	619 [4]	22,280 [7,12]	22,899
Christopher E. Kubasik	335,765 [5]	131,321 [9,10,11]	467,086
James M. Loy	0	8,796 [7]	8,796
Douglas H. McCorkindale	34,763	12,911 [7,8]	47,674
Joseph W. Ralston	11,261	1,382 [7]	12,643
Anne Stevens	10,064	1,382 [7]	11,446
Robert J. Stevens	1,434,297 [6]	281,489 [9,10,11]	1,715,786
Bruce L. Tanner	162,592	64,144 [9,10,11]	226,736
All NEOs, directors, nominees and other executive officers as a group (21 individuals including those named above)	2,847,851	822,560	3,670,411

NOTES TO TABLE:

(1) Includes common stock not currently owned but which could be acquired within 60 days following February 1, 2011, through the exercise of stock options for Mr. Burritt 9,504; Mr. Heath 211,000; Ms. Hewson 75,532; Mr. Kubasik 292,432; Mr. McCorkindale 27,036; Mr. Stevens 1,314,998; and Mr. Tanner 157,199. Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Archibald 12,638; Mr. Ellis 8,481; Mr. McCorkindale 7,727; Mr. Ralston 11,261; and Ms. Stevens 10,064. Units for which a director has elected payment in cash are reported in the "Stock Units" column. There are no voting rights associated with stock units.

(2) Includes shares attributable to the participant's account in the Lockheed Martin Salaried Savings Plan ("SSP") for Mr. Heath 1,856; Ms. Hewson 126; Mr. Kubasik 387; Mr. Stevens 148; and Mr. Tanner 1,797. Participants have voting power and investment power over the shares.

(3) Includes 250 shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.

(4) Represents 619 shares for Mrs. King held jointly with her spouse with shared voting or investment power.

(5) Includes 39,742 shares for Mr. Kubasik held jointly with his spouse with shared voting or investment power.

(6) Includes 5,000 shares for Mr. Stevens held jointly with his spouse with shared voting or investment power.

(7) Includes stock units under the Directors Equity Plan for Mr. Aldridge 11,429; Mr. Burritt 2,532; Mr. Falk 2,135; Mrs. King 21,014; and Mr. Loy 8,796 for which directors have elected to receive distributions of units in the form of cash. Includes shares payable at termination with respect to unvested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Archibald 1,382; Mr. Ellis 1,382; Mr. McCorkindale 691; Mr. Ralston 1,382; and Ms. Stevens 1,382. There are no voting rights associated with stock units.

(8) Includes stock units under the Directors' Deferred Compensation Plan representing deferred cash compensation for Mr. Burritt 4,334 and Mr. McCorkindale 12,219. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash. There are no voting rights associated with stock units.

(9) Includes stock units attributable to the participant's account under the Lockheed Martin Corporation Deferred Management Incentive Compensation Plan ("DMICP") (including units credited under the Long-Term Incentive Performance ("LTIP") awards under the Lockheed Martin 1995 Omnibus Performance Award Plan ("Award Plan") and the Lockheed Martin Corporation Amended and Restated 2003 Incentive Performance Award Plan ("IPA Plan") for Mr. Heath 30,006; Ms. Hewson 12,055; Mr. Kubasik 50,105; Mr. Stevens 68,167; and Mr. Tanner 10,669. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of February 1, 2011. There are no voting rights associated with stock units.

(10) Includes stock units attributable to the participant's account under the Lockheed Martin Corporation Supplemental Savings Plan ("NQSSP") for Mr. Heath 2,742; Ms. Hewson 679; Mr. Kubasik 1,929; Mr. Stevens 3,113; and Mr. Tanner 1,916. Amounts credited to a participant's account in the NQSSP are distributed in cash following termination of employment. There are no voting rights associated with stock units.

(11) Includes unvested restricted stock units ("RSUs") for Mr. Heath 52,043; Ms. Hewson 18,571; Mr. Kubasik 79,287; Mr. Stevens 210,209; and Mr. Tanner 51,559. The RSUs represent a contingent right to receive one share of common stock. There are no voting rights associated with RSUs.

(12) Includes 1,267 stock units under the Directors' Deferred Stock Plan for Mrs. King. There are no voting rights associated with stock units.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Security Ownership of Certain Beneficial Owners

The following table shows information regarding each person known to be a "beneficial owner" of more than 5% of our common stock. For purposes of this table, beneficial ownership of securities generally means the power to vote or dispose of securities, regardless of any economic interest in the securities. All information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on the dates indicated in the footnotes to this table.

Name and Address of Beneficial Owner	Class of Stock	Amount and Nature of Beneficial Ownership	Percent of Class Owned
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	Common	74,195,064 [1]	20.6%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	Common	36,003,000 [2]	9.9%
Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116	Common	21,587,576 [3]	6.0%

NOTES TO TABLE:

(1) As reported on a Schedule 13G filed on February 11, 2011, by State Street Corporation ("State Street"), State Street and its direct and indirect subsidiaries, acting in various capacities, had beneficial ownership, in the form of shared voting power, with respect to 71,695,774 shares of common stock, and shared dispositive power, with respect to 74,195,064 shares of common stock, of which 63,271,356 shares of common stock were held as trustee, independent fiduciary and/or investment manager for various Lockheed Martin employee benefit plans. State Street and its subsidiaries have expressly disclaimed beneficial ownership of the shares reported on its Schedule 13G, except in their fiduciary capacity under ERISA.

(2) As reported on a Schedule 13G filed on February 14, 2011, by Capital World Investors, a division of Capital Research and Management Company ("Capital World"), Capital World was deemed to be the beneficial owner of 36,003,000 shares of common stock, as a result of having dispositive power over those shares and acting or having an affiliate act as an investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, and sole voting power over 26,913,000 shares.

(3) As reported on a Schedule 13G filed on February 1, 2011, by Massachusetts Financial Services Company ("MFS"), MFS and/or certain non-reporting entities had beneficial ownership of 21,587,576 shares of common stock, consisting of sole dispositive power over 21,587,576 shares and voting power over 18,206,126 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors (and persons who own more than 10% of our equity securities) file reports of ownership and changes in ownership with the SEC, the NYSE, and with us. Based solely on our review of copies of forms and written representations from reporting persons, we believe that all ownership filing requirements were timely met during 2010, with the exception of an amended Form 3 filed on behalf of Mr. Falk on August 9, 2010, to report an indirect holding of 250 shares of the Corporation's common stock beneficially owned by Mr. Falk and his spouse through a family limited partnership.

Compensation Committee Report

The Management Development and Compensation Committee makes recommendations to the Board of Directors concerning the compensation of the Corporation's executives. We have reviewed and discussed with management the Compensation Discussion and Analysis included in the Corporation's Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. Based on that review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement and incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2010. The Board approved our recommendation.

Submitted on February 23, 2011, by the Management Development
and Compensation Committee:

Anne Stevens, Chairman
E. C. "Pete" Aldridge, Jr.
David B. Burritt
Douglas H. McCorkindale

Compensation Committee Interlocks and Insider Participation

None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or our Compensation Committee. Accordingly, there were no interlocks with other companies within the meaning of the SEC's proxy rules during 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis (CD&A)

This CD&A explains 2010 compensation and summarizes our executive compensation program. To facilitate review and understanding of these programs, key information is highlighted in the Executive Summary below; information on specific topics can be found as follows:

Executive Summary

2010 Performance Overview

Despite the demanding environment, we achieved or exceeded the financial goals we set in January 2010 and set new records for earnings per share ("EPS"), sales and orders. We continued to return cash to our stockholders, repurchasing 33 million shares at a cost of $2.5 billion and paying $969 million in dividends. The September 2010 dividend declaration represents our eighth consecutive year of double-digit percentage increase in our dividend. Anticipating that the new reality in which we operate would involve significant constraints on U.S. Government spending, we took aggressive action to become more agile and to make our products and services more affordable. These actions included internal reorganizations and a reduction in the number of executives on our management team.

Although many industries began to recover in 2010, our government customers shifted attention from economic stimulus to concern over deficit spending and affordability. While some companies benefitted from stimulus programs and began to recover, our industry was a focal point of the call for reduced government spending and has been slower to recover. With several large and visible programs, our year-over-year stock performance declined, even when compared to industry peers.

Additional information on our business performance in 2010 can be found in 2010 Performance Assessment For Incentive Compensation and our Annual Report.

Linking Pay to Performance

Our approach to executive compensation is to pay for performance – that is, an executive's total compensation should rise or fall based on company and individual performance. By making equity a substantial component of executive compensation, we tie our executives' long-term interests to that of stockholders.

For 2010, this pay for performance link is summarized below:

- the decline in stock price led to a decrease in the value of the executives' equity compensation;
- our achievement of record financial results and attainment of pre-set business objectives resulted in an increase in cash compensation from annual bonuses; and
- heightened concerns about product and service affordability led to no merit increases to salary.

The strong link between pay and performance is highlighted by the trends in the CEO's compensation.

- In 2010, nearly 90% of our CEO's compensation was tied to company and individual performance.
- Our CEO's total actual and potential compensation (sum of Base, Bonus, LTIP, and Equity as defined below) over the past five years has aligned to our stock price. The following table depicts this alignment to our stock price for the past five years.


11%
89%
Variable
Fixed


Total Actual and Potential Compensation $M
90
80
70
60
50
40
30
20
10
0
Stock Price
120
100
80
60
40
20
0
Stock Price/ Share
2006
2007
2008
2009
2010
Base
Bonus
LTIP
Equity
Y/E Stock Price

➢ *"Base" means the base salary in effect at year-end.*

➢ *"Bonus" means the total short-term incentive award earned during the plan year and paid the following year. For example, the 2006 Management Incentive Compensation Plan ("MICP") award is included in the 2006 column; the award was paid in 2007.*

➢ *"LTIP" means our three-year Long-Term Incentive Performance awards which are paid in the year following the completion of the three-year cycle; for example, awards for 2004-2006 LTIP performance period are included in the 2006 column; those awards were paid in 2007.*

➢ *"Equity" means the value of equity awards outstanding at year-end. For RSUs, it is the value of unvested RSUs outstanding at year-end. For stock options (vested and unvested), it is the difference between an option's strike price and the stock price at year-end; for options the strike price of which is below the year-end stock price, the value is $0. Mr. Stevens realized $19 million by exercising options in 2008 which explains part of the steep decline in total equity holdings from 2007 and 2008. Had he not exercised the options, his compensation as measured by this chart would still have declined between 2007 and 2008 due to a decline in the value of his options, but the decline would not have been as steep.*

- The CEO's "Total Compensation," as reflected in the "Summary Compensation Table" on page 50, has declined each year since 2008:


CEO Total Compensation
30
25
20
$M 15
10
5
0
2008
2009
2010

Key Elements of Compensation Plan Design

Our executive compensation program is based on best practices, including:

- Our Compensation Committee oversees all elements of compensation for the NEOs (or the independent members of the Board in the case of the CEO).

- Our compensation plans are competitive with those of comparable companies, and we annually monitor and evaluate our plans against trends in executive compensation.
- Our executives do not have employment or change in control agreements; they are "at will" employees.
- Changes to the program are made only after careful study. Our finance, accounting, tax, legal and human resources departments collaborate on plan design changes so that risk may be identified from a broad range of perspectives.
- Our Compensation Committee has retained an independent compensation consultant that performs no work for management.
- Our equity-based incentive plans prohibit backdating and repricing of options.
- We use several different metrics to measure performance over different timeframes.
- Performance metrics are counter-balanced so that achieving one metric at the cost of another does not result in a higher payout.
- We use performance metrics that are important measures of performance to stockholders, including financial results based on the guidance we provide publicly, total stockholder return ("TSR"), cash generation, and return on invested capital ("ROIC").
- The performance criteria for our short and long-term incentives emphasize overall business results and stockholder value over individual performance; for example, our long-term cash incentive program is based solely on corporate results, and corporate performance is weighted more heavily than individual performance in our annual bonus program.
- Our LTIP plan is based on objective, measurable results with no discretion allowed by management or the Board in calculating the awards.
- Our cash incentive programs (long and short-term) have maximum payout caps. Award calculations are linear; there are no disproportionate increases in payout thresholds that might create incentives to take increasing levels of risk for greater rewards.
- Our long-term incentive programs require executives to sign a "clawback" agreement entitling us to recover compensation when certain misconduct adversely impacts our financial position or reputation.
- Our Compensation Committee receives periodic assessments of the extent, if any, to which our executive compensation plans create incentives for taking undue risk.
- Our executives are expected to maintain an investment in our stock equal to a multiple of annual salary, ensuring an alignment with stockholder interests.
- We have a policy prohibiting all employees from engaging in hedging our stock.

Compensation Actions

In 2010, the Compensation Committee took the following actions:

- Held the current salary levels for the NEOs. This was the second consecutive year the CEO did not receive a merit increase. Mr. Kubasik did not receive a merit increase in 2010 and did not receive a salary increase for his promotion to President and COO.
- Approved payouts under our annual incentive bonus plan that were higher for 2010 performance than for 2009 based upon meeting or exceeding most of our financial, strategic, and operational goals.
- Approved a lower level of payout under our three-year long-term incentive program for the 2008-2010 cycle, reflecting a drop in TSR relative to other companies in the S&P Industrials Index.
- Changed the mix of long-term incentive compensation among options, RSUs, and cash long-term awards to align with market practice and comply with plan limitations.
- Retained an independent compensation consultant that performs no work for management.
- Approved the voluntary executive separation program as a proactive step in order to reduce the size of our executive team, become more agile and make our programs more affordable.
- Amended the vesting schedule for a portion of a retention grant of RSUs for the CEO.

Additionally, first quarter 2011 compensation actions included:

- The CEO did not receive a merit increase for the third consecutive year; the other NEOs did not receive merit increases for the second consecutive year.
- Amendment by the Compensation Committee of the annual incentive plan to increase the percentage of base salary that can be earned by selected executives (other than the CEO and COO) for our annual cash bonus (i.e. short-term incentive targets). This change was made to bring the individual targets closer to market.
- Changed the form of the award agreements for the 2011 equity grants to:
  - ➢ Defer payment of dividends on RSUs until the RSUs vest;
  - ➢ Expand the group subject to post-employment restrictions; and
  - ➢ Limit vesting at retirement under the 2011 stock option agreements to only a pro rata portion of the grant based on whole years of service since the grant date.
- Changed the LTIP grants beginning with the 2011-2013 cycle:
  - ➢ Revised the performance measures for cash and ROIC to increase the level of performance required to achieve the maximum payout;
  - ➢ Changed the measurement of TSR from a single measurement from the beginning of the period to the end of the period to an average of the cumulative TSR measured monthly for each corporation in the peer group; and
  - ➢ Eliminated the two-year mandatory deferral after completion of the three-year performance cycle, because it was not a competitive design feature. A one-year deferral into phantom stock was retained for the CEO for the amount of any award exceeding $5 million.

Explanation of 2010 Compensation Decisions

2010 Target Compensation

At the beginning of each year, the Compensation Committee establishes the Total Target Compensation for each NEO. These targets include base pay, short-term incentives, and long-term incentives. All elements of target compensation are determined relative to the market, which we define as the 50th percentile (median) of our Comparator Group (additional information on our Comparator Group can be found in this Proxy Statement under the section titled "Determining Market Compensation – Use of Benchmarking").

The compensation that an executive actually receives will differ from that executive's target compensation. Base salary increases, annual bonus awards and LTIP awards (the cash-based element of our long-term incentive program) received are based on the achievement of individual and business objectives. Compensation realized from stock options and RSUs depends on our stock price.

In 2010, the Total Target Compensation set at the beginning of the year was:

	Base Salary		Bonus		LTI		Total Target Compensation	
NEO	Amount ($)	Percentage of Market	Target %	Target % as a Percentage of Market*	Total LTI Target Economic Value (EV) ($)	LTI Target EV as a Percentage of Market	Total Compensation ($)	Total Compensation as a Percentage of Market
Mr. Stevens	1,800,000	111%	150%	97%	11,852,200	136%	16,352,200	127%
Mr. Tanner	745,000	98%	75%	77%	2,207,508	99%	3,511,258	94%
Mr. Kubasik	1,000,000	94%	125%	104%	4,428,397	98%	6,678,397	98%
Ms. Hewson	640,000	96%	75%	83%	1,819,235	98%	2,939,235	94%
Mr. Heath	760,000	113%	75%	83%	2,002,842	108%	3,332,842	107%

* Based on 2010 MICP target as a percent of base salary and using the 50th percentile of 2009 Comparator Group data, which was used to make 2010 compensation decisions.

Pay may be above or below the 50th percentile based on a variety of factors including performance. Mr. Stevens' Total Target Compensation exceeds the 50th percentile due to sustained high performance, experience and time in position, critical skills and generation of stockholder value. Mr. Heath's Total Target Compensation is currently above market, primarily reflecting his historical high performance and leadership of our Aeronautics unit.

In 2010, the long-term incentive compensation target was generally allocated to executives as 35% to options, 25% to restricted stock and 40% to performance-based cash. This allocation was based on the allocation of long-term incentive compensation in our Comparator Group.

2010 Compensation Decisions – Base Salary

In 2010, there were no changes to base salary for any of the NEOs. We decided to not give merit increases after considering a number of factors, including overall economic conditions, a limited budget for merit increases for the Corporation overall, trends at other public companies with regard to executive salary increases, and management's view that it should set an example of leadership in our initiatives to contain costs.

2010 Performance Assessment For Incentive Compensation

In January 2011, the Compensation Committee assessed our business performance against the goals and targets set at the beginning of 2010 for the annual bonus and in 2008 for the 2008-2010 long-term incentive performance awards. For the annual bonus, the goals included both quantitative and qualitative goals and focused on the strategic, operational, and financial aspects of business performance. In making its assessment, the Compensation Committee considered:

Strategic Performance

- Record year for new orders, including the award of a fixed-price incentive fee contract to construct up to ten Littoral Combat Ships ("LCS") for the U.S. Navy.
- Won key contracts to extend production on current programs, including the C-130J, F-16 and Aegis.
- Successfully completed the divestiture of the Enterprise Integration Group.
- Successfully implemented key affordability initiatives.
- Continued external recognition of the Corporation as a desirable employer.

Operational Performance

- Deployed the USS Freedom (LCS) two years ahead of plan.
- Delivered 1,000th production round of the Joint Air-to-Surface Standoff Missile (JASSM).
- Delivered 10,000th round of the Patriot Advanced Capability-3 ("PAC-3") air defense system.
- Achieved delivery plan for the F-22 and F-16 fighter jet programs.
- Achieved significant increase in delivery of aircraft with zero defects.

Financial Performance

- Achieved 2010 sales goal.
- Exceeded 2010 goals for segment operating profit, cash from operations, EPS, ROIC and segment operating margin.
- Increased our dividend by a double digit percent for the eighth consecutive year.
- Contributed more than $2 billion of discretionary funding to our defined benefit pension plans.
- Achieved year-end backlog of over $78 billion.

	2010 Performance Objectives **	2010 Results	Assessment
Sales	$44,900 - $45,900M	$45,803M	Achieved goal
Segment Operating Profit *	$4,935 - $5,035M	$5,076M	Exceeded goal
Cash from Operations	≥$3,200M	$3,547M	Exceeded goal
EPS	$7.15 - $7.35	$7.94	Exceeded goal
ROIC *	≥16.0%	17.9%	Exceeded goal
Segment Operating Margin *	11.0%	11.1%	Exceeded goal

* See "Information on Business Segments" in Note 5 to our financial statements contained in our Annual Report for reconciliation of operating profit to segment operating profit and "Capital Structure, Resources, and Other" in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) to our financial statements contained in our Annual Report for the definition of ROIC.
** Based on Corporation's outlook disclosed publicly at the beginning of 2010 and after adjusting for discontinued operations.

Based on these results, the Compensation Committee characterized 2010 as a year in which the Corporation's performance had exceeded expectations in many respects but had not met expectations with regard to the F-35. The Compensation Committee recommended, and the Board approved, a corporate performance factor of 1.25.

Performance Assessment For LTIP Awards for the 2008-2010 Cycle (Column (g) of the "Summary Compensation Table")

The 2008-2010 LTIP measured corporate performance over a three-year cycle from January 1, 2008 through December 31, 2010. The Compensation Committee had assigned LTIP targets for each of the NEOs at the beginning of 2008. The Compensation Committee reviewed and certified performance for the 2008-2010 LTIP at its January 2011 meeting.

The following table outlines the calculation of the performance factor for the 2008-2010 LTIP award:

Element	Measurement	Performance Result	Performance Factor	Weight	Weighted Performance Factor
TSR	The ranking of our TSR during the performance period relative to the TSR of companies in the S&P Industrials Index	<35th Percentile	0%	50%	0%
ROIC	100% of target was 17.5%	>40 basis points above plan	200%	25%	50%
Cash Flow	100% of target was $11.5B	>$1B above plan	200%	25%	50%
Total Performance Payout Factor					**100%**

Neither the Compensation Committee nor management had any authority to adjust the 2008-2010 LTIP payouts. Additional information on LTIP can be found in LTIP Awards.

2010 Compensation Awards Based on Performance

The organizational performance, combined with each NEO's individual performance resulted in the following realized cash compensation:

Mr. Stevens

The Board noted the following individual performance highlights:

- Led the Corporation in meeting or exceeding all of its financial goals.
- Led industry in responding to customer affordability concerns by initiating voluntary reduction in executive ranks and other cost-cutting measures.
- Led talent and succession-planning initiatives to address changes in the executive ranks.

Compensation Element	Time Period Covered	Amount of Compensation	Change from Prior Year	Comments
Base Salary	2010	$1,800,000	0%	
Annual Incentive Award Amount	2010	$4,050,000	4%	Reflects Compensation Committee's assessment of corporate performance as well as the Board's assessment of individual performance.
% of Target*		150%		
% of Base		225%		
Long-Term Incentive Performance Award Amount**	2008-2010	$4,600,000	(12%)	Decline due to the Corporation's TSR ranking relative to the TSR of companies in the S&P Industrials Index.
% of Target		100%		

* Maximum 195%.
**50% of the award is subject to a two-year deferral period.

Mr. Tanner

The Board noted the following individual performance highlights:

- Led achievement of $3,547 million of cash generation after making discretionary pension contributions of $2,240 million in 2010.
- Executed balanced cash deployment strategy.
- Completed favorable debt exchange.
- Oversaw strong internal control environment and transparent financial disclosures.

Compensation Element	Time Period Covered	Amount of Compensation	Change from Prior Year	Comments
Base Salary	2010	$745,000	0%	
Annual Incentive Award Amount	2010	$838,100	0%	Reflects Compensation Committee's assessment of corporate performance and individual contribution.
% of Target*		150%		
% of Base		113%		
Long-Term Incentive Performance Award Amount**	2008-2010	$640,000	250%	Increase reflects first year as CFO at higher target level.
% of Target		100%		

* Maximum 195%.
**50% of the award is subject to a two-year deferral period.

Mr. Kubasik

The Board noted the following individual performance highlights:

- Led strategic review of non-core business units.
- Led several affordability initiatives.
- Led F-35 turnaround plan.
- Created operational improvements to promote transparency and improved support from key functions.

Compensation Element	Time Period Covered	Amount of Compensation	Change from Prior Year	Comments
Base Salary	2010	$1,000,000	0%	
Annual Incentive Award Amount % of Target* % of Base	2010	$1,875,000 150% 188%	67%	Increase reflects first year as President and COO at higher target level. Also reflects Compensation Committee's assessment of corporate performance and individual contribution.
Long-Term Incentive Performance Award Amount** % of Target	2008-2010	$1,000,000 100%	(11%)	Decline due to the Corporation's TSR ranking relative to the TSR of companies in the S&P Industrials Index.

* Maximum 195%.
**50% of the award is subject to a two-year deferral period.

Ms. Hewson

The Board noted the following individual performance highlights:

- Achieved strong financial performance; growth in orders, sales, EBIT, cash and ROIC.
- Achieved significant program wins, including LCS contract.
- Led organizational realignments.
- Led strong performance on key programs.

Compensation Element	Time Period Covered	Amount of Compensation	Change from Prior Year	Comments
Base Salary	2010	$640,000	0%	
Annual Incentive Award Amount % of Target* % of Base	2010	$750,000 156% 117%	59%	Increase reflects first year as EVP at higher target level. Also reflects Compensation Committee's assessment of corporate performance and individual contribution.
Long-Term Incentive Performance Award Amount** % of Target	2008-2010	$350,000 100%	(18%)	Decline due to the Corporation's TSR ranking relative to the TSR of companies in the S&P Industrials Index.

* Maximum 195%.
**50% of the award is subject to a two-year deferral period.

Mr. Heath

The Board noted the following individual performance highlights:

- Achieved solid 2010 financial performance; revenue growth despite challenges.
- Led successful ramp-up of C-130J.
- Supported strong presence in key emerging international markets.
- F-35 Nunn-McCurdy breach and related impacts.

Compensation Element	Time Period Covered	Amount of Compensation	Change from Prior Year	Comments
Base Salary	2010	$760,000	0%	
Annual Incentive Award Amount % of Target* % of Base	2010	$498,800 88% 66%	(42%)	Reflects Compensation Committee's assessment of corporate performance and individual contribution, including impact of F-35 performance.
Long-Term Incentive Performance Award Amount** % of Target	2008-2010	$740,000 100%	(13%)	Decline due to the Corporation's TSR ranking relative to the TSR of companies in the S&P Industrials Index.

* Maximum 195%.

**50% of the award is subject to a two-year deferral period.

Payout of Deferred Portion of LTIP Awards for the 2006-2008 Cycle

Fifty percent of the payment from the 2006-2008 LTIP was mandatorily deferred for two years following the end of the performance cycle in 2008. The deferred amount was treated during the deferral period as though it was invested in our stock and the value paid (or further deferred at the election of the NEO) at the end of the deferral period based on the closing stock price on December 31, 2010 ($69.91). At the time of the deferral, the price per share of our stock was $84.08. The year-end 2010 value represents an 11.2% decrease in value (after taking into account reinvestment of cash dividend equivalents). A similar drop in value has occurred with respect to the still-deferred portion of the 2007-2009 LTIP. The December 31, 2009, closing stock price used for deferral was $75.35; the December 31, 2010, closing stock price was $69.91. This represents a 3.9% decrease in value (after taking into account the reinvestment of cash dividend equivalents).

Executive Compensation Philosophy

Our primary objectives in compensating employees are:

- Pay Relative to Market – We review the compensation paid by companies in our Comparator Group for executives in comparable positions. Competitive pay includes base salary, short-term incentives, long-term incentives, and other benefits and perquisites. We have identified the market for each element as the 50th percentile of our survey data.

- Pay for Performance – We seek to award superior pay for superior performance both individually and as an organization. An employee's compensation may be above or below the market, depending on performance.

In some circumstances, our compensation plans may result in payment of awards below target when objectives are only partially achieved.

Total Target Compensation – The sum of base salary, target annual bonus, and economic value of long-term incentives at time of grant as opposed to payout.

Fixed Pay – Base pay or salary.

Variable Pay – Compensation that can vary (up or down) based on performance of the individual or the Corporation (bonuses and incentive pay). Variable pay is "at risk."

Cash – Compensation that is paid in the form of cash (base salary, annual bonus).

Most executive pay varies from year-to-year based on an assessment of success in reaching corporate and individual objectives and/or changes in our stock price. This means that our executives risk being paid below or above market rates, depending on individual and corporate performance.

Our philosophy on internal pay equity is market-derived. The relationship between the compensation paid to our CEO and the other NEOs should be comparable to the relationship between CEO pay and pay for other executives found in the Comparator Group, subject to considerations such as the CEO's performance and time in position that may lead to deviations from market relationships. At its January 2010 and 2011 meetings, the Compensation Committee reviewed the pay relationship of the NEOs and determined that the CEO's Total Target Compensation is less than 2.5 times the next most highly compensated NEO.

Equity – Stock options, RSUs, or other equity awards. Equity awards are "at risk."

Short-Term – Compensation based on performance of one year or less (base salary, annual bonus).

Long-Term – Compensation based on performance greater than one year (cash programs like LTIP, equity grants).

Fair Value – As measured under ASC 718, *Compensation-Stock Compensation.*

Economic Value – The value we assign to a grant with a benefit based on future performance using ASC 718 for equity and statistical methodologies for LTIP.

Guiding Principles for Executive Compensation

To achieve our objectives, we design executive compensation in accordance with the following principles:

- Compensation should reflect an appropriate mix of short-term and long-term pay elements in order to hold executives accountable for both short-term and long-term performance.
- Compensation should be aligned to stockholder interests and the long-term value realized by our stockholders (normally a balance of cash vs. equity).
- The majority of an executive's total compensation should be variable and tied to performance of key business objectives.

The following charts show the application of these principles in 2010 for our CEO:


28%
72%
Long-Term
Short-Term


43%
57%
Cash
Equity


11%
89%
Variable
Fixed

Determining Market Compensation – Use of Benchmarking

Ensuring that our executive compensation is competitive with other companies is critical to attracting and retaining key talent. Our business depends on maintaining a work force with highly sophisticated skills and familiarity with the customer. The pool of people with these skills is limited and we must attract and retain the best of this group to succeed.

We select a group of publicly traded companies (our Comparator Group) to identify market values for all pay elements. Because the number of comparable companies with our level of revenue is not extensive, we include companies in our Comparator Group based on many factors:

- Similarity to the Corporation in terms of size (i.e., revenue, market capitalization), industry, and/or global presence.
- Comparable executive officer positions in terms of breadth, complexity, and scope of responsibilities.

- Potential to compete with us for talent.
- Participation in executive compensation surveys.

In 2010, our Comparator Group companies were:

- 3M Company
- Alcoa Inc.
- Altria Group, Inc.
- AT&T Inc.
- The Boeing Company
- Bristol Myers Squibb Company (Inc.)
- Caterpillar Inc.
- The Dow Chemical Company
- E.I. duPont de Nemours & Company
- Emerson Electric Co.
- Fedex Corporation
- General Dynamics Corporation
- Honeywell International Inc.
- International Paper Company
- Johnson & Johnson
- Johnson Controls Inc.
- Merck & Co Inc.
- Northrop Grumman Corporation
- Pepsico, Inc.
- The Procter & Gamble Company
- The Raytheon Company
- Textron Inc.
- United Technologies Corporation
- Valero Energy Corporation
- Verizon Communications Inc.

The Senior Vice President, Human Resources ("SVP, HR") reviews the make-up of the Comparator Group with the Compensation Committee annually. Hewitt Associates LLC ("Hewitt"), the Corporation's compensation consultant, compiles Comparator Group compensation information and determines market values for base salary, short-term incentives, and long-term incentives. Hewitt also prepares information on other compensation practices such as mix of compensation, use of equity, benefits, and perquisites. For each compensation element, we use the 50th percentile (median) of the Comparator Group data to identify market value.

Hewitt provides compensation data for each position based on job responsibilities and revenue scope. Consistent with industry practice, the market data is "aged" to adjust for the timeliness of the data and set our lead-lag position. "Lead-lag" is a standard practice that sets the organization's salary structure at the beginning of the plan year to anticipate the level the market will reach by the middle of the plan year. The aged data "leads" the market during the first six months, matches the market at the middle of the year, and "lags" the market during the last six months.

In 2010, consistent with historical practices, we did not "benchmark" or designate a specific percentile as a target for any individual component of compensation or for the total compensation paid to the NEOs. Information on market percentiles was provided by Hewitt as a reference point and for informational purposes to the Compensation Committee rather than as a target. While the Compensation Committee uses the 50th percentile as the starting reference point as a market comparison for the job performed, individual compensation decisions are based primarily on the review and assessment by the Compensation Committee and Mr. Stevens (with respect to each NEO other than himself) using subjective factors. Discretion is used to adjust an executive's pay above market in certain circumstances, including:

- Sustained high level of performance.
- Demonstrated success in meeting or exceeding key financial and other business objectives.
- Proven ability to create stockholder value.
- Highly-developed skills and abilities critical to our success.
- Experience and time in the position (typically the compensation for individuals who are new to a position is relatively low to market; as they gain experience and increase their ability to perform, standard practice indicates that their pay should move closer to the market and may exceed market).
- Consideration of compensation paid to other executives in the Corporation with comparable responsibilities.

As a result, total compensation (or any particular element of it) was based on a combination of subjective factors and may differ materially from the 50th percentile reference point derived from the Comparator Group.

The Compensation Decision-Making Process

Compensation Consultant

The SVP, HR retained Hewitt as the Corporation's executive compensation consultant to gather, among other things, Comparator Group data. In 2010, Hewitt prepared reports using Comparator Group data on positions in addition to the NEOs.

In 2010, the Compensation Committee performed a search for a new Committee consultant and selected Steven Hall & Partners, with whom it reviewed selected matters using data from our Comparator Group. Steven Hall & Partners is considered independent because it does not perform any work for Lockheed Martin management.

At the Compensation Committee's request, Steven Hall & Partners performed a compensation risk assessment and reported to the Compensation Committee in January 2011 that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Corporation.

Management

For NEOs other than the CEO:

- Our Chairman and CEO, with input from our SVP, HR and data from Hewitt, provides the Compensation Committee with information and recommendations on:
  - ➢ Base salary.
  - ➢ Annual bonuses.
  - ➢ Long-term incentive grants.
  - ➢ Fiftieth percentile of the Comparator Group data.
  - ➢ Historical data for each NEO.
- The SVP, HR calculates for the NEOs (other than the CEO) the resulting percentage above or below the market for varying levels of compensation and estimates the market percentile for levels of compensation proposed by the CEO.

For the CEO:

- The SVP, HR presents a schedule with a range of possible payments to the CEO for each element of compensation in relation to the 50th and 75th percentiles. The purpose of this schedule is to estimate what percentile of pay would result from different levels of payments. The SVP, HR does not recommend a specific amount of compensation.
- The CFO develops internal financial goals for our long-term incentive program. The goals serve as the financial portion of the corporate performance goals and the CEO's personal goals for annual bonuses.

Management Development and Compensation Committee

The Compensation Committee makes recommendations to the Board regarding the compensation of the CEO and each NEO and is responsible for:

- Reviewing and approving corporate goals and objectives.
- Evaluating the CEO's and each NEO's performance against their objectives.
- Recommending to the Board the CEO's and each NEO's compensation level based on their evaluation.
- Reviewing proposed candidates for senior executive positions and recommending their compensation to the Board.
- Approving equity and other long-term incentive grants.

Board of Directors

- Reviews and approves the compensation of the CEO and each of his direct reports, including the NEOs.

Elements of Executive Direct Compensation

The following table outlines elements of direct compensation and how it aligns with our objectives and guiding principles.

	What it Rewards	How it Aligns With Our Objectives	Performance Measured	Fixed or Variable/ Performance-Related	Cash or Equity
Base Salary	• Sustained high level of performance • Demonstrated success in meeting or exceeding key financial and other business objectives • Highly developed skills and abilities critical to success of the business • Experience and time in position	• Competitive base salaries enable us to attract and retain top talent • Merit-based salary increases align pay to performance philosophy	Individual	Merit Increases are Performance-Related / Fixed	Cash
Short-Term Incentive (Annual Bonus)	• Organizational performance during the year against our publicly-disclosed guidance and other performance criteria • Individual performance during the year measured against identified goals	• Competitive targets enable us to attract and retain top talent • Payout of award depends on individual and organizational performance and aligns pay to performance	Individual and Organization	Performance-Related / Variable	Cash
Long-Term Incentives	➢ Stock Options • Increase in stock price • Retention	• Value dependent on price of our stock; no value unless the stock price increases • Three-year graded vesting supports retention	Organization	Performance-Related / Variable	Equity
	➢ RSUs • Retention • Increase in stock price	• Although RSUs always have value, the value increases or decreases as stock price increases or decreases • Three-year cliff vesting supports retention	Organization	Performance-Related / Variable	Equity
	➢ LTIP Award • Performance relative to other companies as measured by TSR • Meeting or exceeding ROIC goal • Meeting or exceeding cash generation goal	• Payout is based on metrics important to our stockholders • Three-year performance period, cliff vesting, and mandatory two-year deferral of 50% of payout supports retention	Organization	Performance-Related / Variable	Cash

Indirect Elements of Executive Compensation

- *Benefits* – Our NEOs are eligible for savings, pension, medical, and life insurance benefits under the plans available to salaried, non-union employees. We also make available supplemental pension and savings plans to employees (including the NEOs) to make up benefits that otherwise would be unavailable due to

IRS limits on qualified plans. We also have a plan for the deferral of short-term and long-term incentive compensation. All NEOs are eligible for four weeks of vacation.

- *Perquisites* – We provide limited perquisites as a recruiting and retention tool and to ensure the health and safety of our key executives. The perquisites provided to NEOs for 2010 are described in footnote (8) on page 51.

- *Use of Corporate Aircraft* – Our NEOs may use corporate aircraft for business travel. For security reasons, our Board has directed Mr. Stevens and Mr. Kubasik to use the corporate aircraft for personal travel.

- *Relocation* – We provide relocation assistance to executives that we ask to move to a new work location. This is a widely-accepted benefit that benefits the Corporation by facilitating placement of the right person in the job and helping to develop talent.

- *Tax Assistance* – We do not have any agreements or severance arrangements that provide tax assistance for excise taxes imposed as a result of a change in control. We provided tax assistance in 2010 for business association expenses, relocation assistance, security expenses, use of corporate aircraft for personal travel, and travel expenses for a family member accompanying a NEO while on business travel. The IRS requires that the executive pay income tax for the items even though the executive receives no cash in connection with the item. The items for which we provide tax assistance serve a business purpose and the associated tax liability imposed on the executive would not have been incurred had they not been required for business reasons. In 2010, the aggregate amount of tax assistance provided to all five NEOs was approximately $650,000.

Compensation Program Descriptions

Short-Term Opportunities (Annual Bonus)

Our annual bonus program is the MICP.

Market-Based Targets – We assign a percentage of salary as a target amount for the bonus, expressed as a percentage of the NEO's base salary. The target percentages are established using Comparator Group data from Hewitt for comparable positions. We set targets at the beginning of the year (see "2010 Grants of Plan-Based Awards" table) but may adjust a target if the executive is reassigned or a target change is approved by the Compensation Committee for other reasons. Survey information revealed that our NEO targets lag the market.

The target award amount is calculated as:

	Base Salary *		Target %		Target Award Amount
Example:	**$500,000**	X	**75%**	=	**$375,000**

* Using executive's base salary as of the first pay period in December 2010.

Role of Performance – Individual performance ratings range from 0 (performance fails to meet job requirements) to 1.30 (performance superior to expectations and peers within the organization). Organizational performance ratings range from 0 (did not achieve sufficient overall performance level) to 1.50 (far exceeded organizational objectives in all categories). The potential higher ratings for organizational performance reflect the importance we place on team performance and organizational results.

The target award is adjusted for both individual and organizational performance as illustrated in the examples below:

Examples:	Target Award Amount		Individual Performance Factor		Organizational Performance Factor		Award Amount*
		X		X		=	
	$375,000		0.60		0.50		$112,500
	$375,000		1.30		1.50		$731,300

* Award amounts are rounded to the nearest hundred dollar.

No MICP bonus is paid if there is a rating below .60 on the individual performance factor or below .50 on the organizational performance factor.

Under the MICP terms, the CEO's bonus cannot exceed 0.3% of cash flow and the bonus for each of the other NEOs cannot exceed 0.2% of cash flow, as defined in the MICP.

Results-Based Measurements – At its February 2010 meeting, the Compensation Committee approved corporate objectives for 2010 reflecting strategic, operational, and financial goals. These objectives serve as the corporate organizational goals and the individual goals for the CEO.

- Strategic – Typically reflect growth in our portfolio, including program capture, positioning our businesses for future success, and growth in people, including leadership effectiveness, succession, and transition.
- Operational – Typically include successful performance of programs, award fees, performance recovery on troubled programs, continuing efforts on our diversity and inclusion initiative, differentiating our Corporation from competitors, progress in staffing for strategic talent, and cost savings.
- Financial – Typically include targets for sales, cash from operations, segment operating profit, EPS, and ROIC in ranges consistent with our annual outlook as publicly disclosed in January of the year of performance with our release of earnings for the prior year. We believe that setting objectives consistent with the ranges contained in our public forecast ties compensation to our effectiveness in meeting our public commitments to our stockholders.

The strategic, operational, and financial goals discussed above serve as the organizational and individual goals for Mr. Stevens. Each of the NEOs (other than the CEO) establishes individual performance objectives in the first quarter of each year. For the business area Executive Vice Presidents, these objectives largely reflect the organizational goals for the business area. For functional area NEOs, individual objectives represent achievements important for the functional area and which contribute to the success of the business areas.

Performance objectives are both quantitative and qualitative and provide a framework for reviewing performance. Meeting, exceeding, or falling short of an identified objective does not mandate a particular organizational or individual rating, but is considered as one factor among many for evaluating the year's performance. The weight given to each objective and the overall organizational rating are at the discretion of the Compensation Committee, which also has the discretion to consider other factors.

Long-Term Incentive Opportunity

In 2010, long-term incentive ("LTI") compensation for our NEOs was composed of three elements: stock options, RSUs, and a cash-based LTIP award.

Market Based Grants – Hewitt provided information on LTI values awarded for comparable positions in the Comparator Group and general information on the mix of elements of LTI. The economic value of the elements of our LTI is allocated to align with Comparator Group practice. In 2009 and 2010, it was allocated approximately as follows:

Stock Options – The right to purchase the Corporation's stock at a fixed price for a defined period of time.

RSUs – A promise to deliver shares of stock in the future after satisfaction of vesting requirements based on continued employment.

Long-Term Incentives


20%
50%
Options
LTIP
RSUs

2009 LTI Mix




25%
35%
40%
Options
LTIP
RSUs

2010 LTI Mix

LTIP – A cash-based program that measures performance over a three-year cycle using performance criteria established by the Compensation Committee at the beginning of the three-year period.

This mix is reviewed annually in light of Comparator Group practice and plan limitations. It was changed for grants in 2011 to 30% stock options, 30% RSUs, and 40% LTIP.

The SVP, HR, using data provided by Hewitt, presented the Compensation Committee with the estimated economic value of total LTI and the allocation of that value among the elements of LTI for each NEO. The data provided by the SVP, HR showed Comparator Group data at the 50th percentile for all NEOs and additionally at the 75th percentile for the CEO. Hewitt uses the Black-Scholes methodology for the options portion, the grant date fair value for RSUs, and valuation methodologies for LTIP to determine the economic value of LTI. For individual grants, adjustments from the median may be made based on individual performance.

Stock Option Grants

Grant sizes are calculated generally by multiplying the target LTI economic value by the weighting assigned to the options element (35% in 2010) and dividing it by the value of a single option, determined under the Black-Scholes methodology and based on assumptions used for recognizing expense in our financial statements contained in our Annual Report in accordance with Generally Accepted Accounting Principles ("GAAP") (ASC 718). These assumptions are set out in Note 13 to our financial statements contained in our Annual Report. For the 2010 option grant, the grant date fair value was $14.04. The exercise price for the grants was $74.89. These options, along with the options granted in January 2009, January 2008 and January 2007 at an exercise price of $82.52, $106.87 and $96.06, respectively, have no value as of December 31, 2010, and will provide no value to a NEO unless, within ten years of the grant date, our stock price exceeds the exercise price.

RSU Grants

RSU grant sizes are calculated generally by multiplying the target LTI economic value by the weighting assigned to the RSU element (25% in 2010) and dividing it by the value of a single RSU, determined using the estimated grant date fair value. The 2010 RSU fair value on the date of grant was $74.89. Using our December 31, 2010 closing stock price of $69.91, these RSUs, along with the RSUs granted in 2009, 2008 and 2007 at a grant date fair value of $82.52, $106.87 and $96.06, respectively, have declined in value since their grant. This decline is illustrated by the chart.


Decline in RSU Market Value
15
10
$M
5
0
4.4
2.9
12.4
10.5
5.6
5.2
2008
2009
2010
Aggregate Grant Date Value for All NEOs
Aggregate Market Value at December 31, 2010 for All NEOs

We use RSU grants from time-to-time for retention purposes. These grants may have different vesting schedules than our normal grants. The February 1, 2006, RSU award to Mr. Stevens included extended vesting as an incentive to Mr. Stevens to remain with the Corporation to age 60 and beyond. Prior to amendment by the Compensation Committee on January 27, 2010, 55,200 RSUs vested on September 8, 2011 and tranches consisting of 7,360 RSUs vested on September 8, 2012, 2013, 2014, 2015, and 2016, respectively. As amended by the Compensation

Committee on January 27, 2010, the grant vests gradually as he reaches specified ages ranging from 60 to 62 as shown in the following table.

Vesting Date	Number of RSUs Vesting
September 8, 2011	55,200
September 8, 2012	25,000
September 8, 2013	11,800
Total	92,000

The Committee revised the schedule in 2010 to increase the retention aspect of the grant through age 62.

LTIP Awards

LTIP measures performance over three years against pre-established financial goals. The amount to be paid under the LTIP is formulaic so that neither management nor the Compensation Committee has authority to increase or decrease an LTIP payment.

Each NEO's LTIP target is determined at the beginning of each performance cycle. The total award at the end of the performance cycle is calculated based on our performance measured against three metrics: TSR, ROIC, and cash flow. Payouts can range from 0% (no payout) to 200% of the NEO's target (maximum payout). We chose TSR, ROIC, and cash flow because these metrics are standard measures of performance important to stockholders and provide insight into the quality of our earnings. We use our long-range planning process to set the targets for the LTIP internal performance metric because the long-range plan requires us to balance what we want to achieve to continue to grow as a company and what we believe we can achieve in three years through focused teamwork and leadership. The targets (100% payout) are considered "risk-balanced" goals which we view as reasonably achievable through sound program execution. Payout at the 200% level requires exceptional levels of performance throughout the Corporation.

Since its inception in 1999, payments under the LTIP have been as follows:

Performance Cycle	Percent of Target Award Earned
1999-2000	0%
1999-2001	91%
2000-2002	200%
2001-2003	185%
2002-2004	70%
2003-2005	0%
2004-2006	180%
2005-2007	200%
2006-2008	199%
2007-2009	122%
2008-2010	100%
Eleven Year Average	***122%***

TSR performance metric – (50% of the award) – Our percentile ranking for three-year TSR is compared to that of each of the companies in the S&P Industrials Index in accordance with the following table.

Vesting – The point in time when stock options become exercisable, or when other executive compensation becomes nonforfeitable.

Graded Vesting – An equal portion of the award becomes vested in each year of the vesting period. The 2010 options have graded vesting, resulting in one-third of the total award becoming vested each year of the vesting period.

Cliff Vesting – No portion of the award is vested until the end of the vesting period. The 2010 RSUs have a cliff vesting term of three years.

TSR – The change in stock price plus reinvestment of dividends.

ROIC – Defined in the award agreement as A divided by B, where:

A = Average annual (i) net income plus (ii) interest expense times one minus the highest marginal federal corporate tax rate; and

B = Average year-end (beginning with the year-end immediately preceding the beginning of the performance period) (i) debt (including current maturities of long-term debt) plus (ii) stockholders' equity plus the post-retirement plan amounts (positive or negative) determined at year-end as included in our Statement of Stockholder Equity.

Percentile Ranking	TSR Performance Factor
75th or higher	200%
60th	150%
50th	100%
40th	50%
35th	25%
Below 35th	0%

ROIC performance metric – (25% of the award) – One hundred percent of the ROIC target is payable if we achieve the ROIC portion of our three-year long-range plan. Two hundred percent of target would be payable if ROIC exceeds our long-range plan by 40 basis points or more. No amount is payable if the change in ROIC is more than 40 basis points below our long-range plan.

Cash Flow performance metric – (25% of the award) – One hundred percent of the cash flow target is payable if we achieve the level of cumulative cash flow contained in our three-year long-range plan. Two hundred percent of target would be payable if cumulative cash flow exceeds our long-range plan by $1 billion or more. No amount is payable if cumulative cash flow is more than $1 billion below our long-range plan.

Cash Flow – During the performance period is defined as net cash flow from operations but not taking into account:

– The aggregate difference between the amount forecasted in our long-range plan to be contributed to our defined benefit pension plans during the performance period and the actual amounts we contribute during the performance period.

– Any tax payments or benefits during the performance period associated with the divestiture of business units.

Following is an example of how the total performance payout factor is calculated:

TSR Result: 40th Percentile – 50%		ROIC Result: Plan + 10bp – 125%		Cash Flow Result: Plan +> $1B – 200%		Total Payout Factor:
50% x 50% = 25%	+	125% x 25% = 31.25%	+	200% x 25% = 50%	=	106.25%

The total award for each NEO is calculated by multiplying their target award by the performance payout factor.

	Target:		Performance Payout Factor:		Total Award:
Example:	$200,000	X	106.25%	=	$212,500

As a further incentive for performance and retention, 50% of the award payout must be deferred for two years. This mandatorily-deferred portion of the award is treated during the deferral period as though it were invested in our stock and is subject to a continuing employment requirement. The amount paid at the end of the two-year deferral period will be based on the price of our stock at that time.

Other Corporate Governance Considerations in Compensation

Limited Government Reimbursement of Compensation

As a government contractor, we are subject to the Federal Acquisition Regulation, which limits the reimbursement of costs by our government customers for senior executive compensation to a benchmark compensation cap established each year. The benchmark cap applies to the five most highly-compensated executives assigned to our headquarters, intermediate home offices, and business segments. When comparing senior executive compensation to the benchmark cap, wages, salary, bonuses, and deferred compensation for the year, whether paid, earned, or otherwise accrued, must be included. For 2010, the benchmark compensation cap published in the Federal Register was $693,951. Any amounts over the cap were considered unallowable and, therefore, not recoverable under our government contracts.

We also have contracts that require that we provide a summary of contract performance to the Board or person having responsibility for setting the compensation of senior management annually so that performance can be considered in setting the compensation of the contractor's senior executives – defined as the five most highly-compensated employees at the corporate level, including the CEO.

Tax Deductibility of Executive Compensation

Under section 162(m) of the Internal Revenue Code, the Corporation's tax deduction for compensation paid to each of the NEOs (excluding the CFO) is capped at $1 million. Section 162(m) provides an exception from the $1 million cap for compensation qualifying as "performance-based." We have designed our MICP, LTIP, RSUs and stock options to qualify as "performance-based" compensation exempt from the $1 million cap on deductibility.

Policy Regarding Timing of Option and Other Equity Grants

The Corporation has a corporate policy statement concerning the grant of equity awards which states that:

- The Compensation Committee is responsible for determining the grant date of all equity awards.
- No equity award may be backdated.
- The grant date will not be earlier than the date the Compensation Committee approves the equity award. A future date may be used. If the Compensation Committee's action occurs in proximity to the release of earnings or during a trading blackout period, the Compensation Committee's practice has been to designate as the date of grant a future date at least 48 hours following the release of earnings or other material information.
- Proposed equity awards are presented to the Compensation Committee in January of each year. Off-cycle awards may be considered in the Compensation Committee's discretion in special circumstances, which may include hiring, retention, or acquisition transactions.

The closing price of our stock on the NYSE on the date specified as the grant date is the exercise price for an option award. In addition, the IPA Plan prohibits re-pricing of stock options.

Clawback and Other Protective Provisions

In January 2008, the Board amended its Corporate Governance Guidelines to include what is commonly referred to as a clawback policy. Under the policy, if the Board determines that:

- an officer's intentional misconduct or gross negligence, or failure to report such acts by another person was a contributing factor in requiring us to restate all or a portion of our financial statements; or
- an officer engaged in fraud, bribery, or other illegal act, or the officer's intentional misconduct or gross negligence contributed to another person's fraud, bribery or other illegal act (including a failure to report such an act), that, in either case, adversely impacted our financial position or reputation;

the Board shall take such action as it deems in the best interests of the Corporation and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of any amount awarded to the officer after January 1, 2008, in the form of an MICP bonus or long-term incentive award.

In order to implement the policy on clawbacks, to ensure that proprietary information is protected, and to facilitate retention of key employees, the Compensation Committee amended the MICP and included provisions in the award agreements for the RSUs, stock options, and LTIP beginning with the January 2008 grants and setting forth our right to recapture amounts covered by the policy. The award agreements for the NEOs also contain post-employment restrictive covenants. The post-employment restrictions were incorporated into all executive level award agreements beginning in 2011.

In 2011, we amended our policy on compliance with U.S. securities laws to prohibit hedging of Lockheed Martin stock by all employees and directors.

Stock Ownership Guidelines for Key Employees

We expect the NEOs to maintain an ownership interest in the Corporation and have established Stock Ownership Guidelines for Key Employees, as follows:

Title	Annual Base Pay Multiple
Chief Executive Officer	5 times
Chief Operating Officer	4 times
Executive Vice President	3 times
Senior Vice President	2 times

The following chart reflects the status of each NEO's achievement of these guidelines, as of February 1, 2011. The securities counted toward their respective target threshold include common stock, unvested RSUs, and stock units under the SSP, NQSSP, and DMICP.


Stock Ownership Guidelines for Executives
$M
30
25
20
15
10
5
0
Stevens
Tanner
Kubasik
Hewson
Heath
Holdings Using 2/1/11 Stock Price
Target

Post-Employment, Change in Control, and Severance Benefits

Our NEOs do not have employment agreements. In January 2008, the Board approved the Lockheed Martin Corporation Severance Benefit Plan For Certain Management Employees ("Executive Severance Plan"). Benefits are payable under this plan in the event of a company-initiated termination of employment other than for cause. All of the NEOs are eligible to participate in the plan.

The benefit payable under the plan is one times the NEO's base salary and the equivalent of one year's target MICP bonus. For the CEO, the multiplier is 2.99 instead of 1. The Compensation Committee believes the CEO's higher multiplier is competitive with market practices.

In addition, NEOs participating in the plan will receive a lump sum payment to cover the cost of medical benefits for one year and outplacement and relocation services. In order to receive the full severance benefit, the NEO must execute a release of claims and an agreement containing post-employment non-compete and non-solicitation covenants comparable to those included in our 2010 stock option, RSU, and LTIP award agreements.

Upon certain terminations of employment, including death, disability, retirement, layoff, divestiture, or a change in control, the NEOs may be eligible for continued vesting on the normal schedule, immediate payment of benefits previously earned, or accelerated vesting of long-term incentives in full or on a pro rata basis. The type of event and the nature of the benefit determine which of these approaches will apply. The purpose of these provisions is to protect previously earned or granted benefits by making them available following the specified event. We view the vesting (or continued vesting) to be an important retention feature for senior-level employees. Our long-term incentive plans do not provide for additional benefits or tax gross-ups. Because termination benefits consist of previously granted or earned benefits, we do not consider termination benefits as a separate item in compensation decisions.

In the event of a change in control, our plans provide for the acceleration of the payment of the nonqualified portion of earned pension benefits and nonqualified deferred compensation and the vesting of previously granted long-term incentive awards. In the case of stock options and LTIP, vesting following a change in control is a "single trigger" and occurs upon the change in control. In the case of RSUs, for vesting to accelerate, the award agreements impose a "double trigger" both a change in control and termination of employment must occur.

RSUs generally have been used to address retention issues. The double trigger is a retention tool. Stock options have a retention feature but also reward common stock appreciation and enable recipients to share in both the risk and rewards of stock ownership through stock depreciation or appreciation. Given the compensatory nature of the awards tied to stock appreciation, immediate vesting upon a change in control permits participants to participate in any price appreciation associated with a change in control or control premium, on a basis similar to that available to stockholders as a whole.

The section of this Proxy Statement titled "Potential Payments Upon Termination or Change In Control" on page 64 provides further information on post-employment payments.

In July of 2010, we offered a voluntary employee severance program for vice president and director level employees; no 2010 NEO was eligible for the program. Ms. Hewson was eligible but did not participate.

The following table shows annual and long-term compensation awarded, earned, or paid for services in all capacities to the NEOs for the fiscal year ended December 31, 2010. Numbers have been rounded to the nearest dollar.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year [1] (b)	Salary [2] ($) (c)	Bonus [3] ($) (d)	Stock Awards [4] ($) (e)	Option Awards [5] ($) (f)	Non-Equity Incentive Plan Compensation [6] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [7] ($) (h)	All Other Compensation [8,9] ($) (i)	Total ($) (j)
Robert J. Stevens	2010	1,800,000	4,050,000	2,995,600	4,071,600	4,600,000	2,779,208	1,601,412	21,897,820
Chairman & Chief Executive Officer	2009	1,834,615	3,900,000	2,558,120	6,564,800	5,246,000	2,523,312	369,916	22,996,763
	2008	1,774,038	4,250,000	2,992,360	4,827,500	8,567,750	2,688,524	451,414	25,551,586
Bruce L. Tanner	2010	745,000	838,100	539,208	772,200	640,000	1,240,885	41,512	4,816,905
Executive Vice President & Chief Financial Officer	2009	742,019	835,300	2,785,050	1,218,964	183,000	1,157,958	75,963	6,998,254
	2008	619,904	911,900	309,923	762,745	–	924,755	208,534	3,737,761
Christopher E. Kubasik	2010	1,000,000	1,875,000	1,085,905	1,541,592	1,000,000	876,462	500,975	7,879,934
President & Chief Operating Officer	2009	1,007,115	1,121,300	3,849,558	1,359,212	1,128,500	456,646	131,256	9,053,587
	2008	916,154	1,314,800	534,350	1,177,910	1,394,750	461,159	185,189	5,984,312
Marillyn A. Hewson	2010	639,038	750,000	438,107	641,628	350,000	1,278,904	745,765	4,843,442
Executive Vice President Electronic Systems	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–
Ralph D. Heath	2010	760,000	498,800	494,274	690,768	740,000	497,356	56,043	3,737,241
Executive Vice President Aeronautics	2009	765,961	852,200	2,983,098	1,159,284	854,000	989,485	94,162	7,698,190
	2008	700,481	1,003,800	363,358	882,467	1,295,125	1,114,226	150,335	5,509,792

NOTES TO TABLE:

(1) Information is provided for 2010 only for Marillyn A. Hewson. Ms. Hewson was not a NEO in 2009 or 2008.

(2) Salary is paid in arrears. The amount of salary reported may vary from the approved annual rate of pay because the salary reported in the table is based on the actual number of weekly pay periods in a year.

(3) The annual bonuses paid to each NEO for performance under the MICP are listed in column (d) for the year the bonus is earned. MICP awards are based on both quantitative and subjective assessments of performance over a one-year period.

(4) Represents the aggregate grant date fair value for RSUs granted to each of the listed NEOs in 2010. The grant date fair value of one RSU was equal to the closing price of our stock ($74.89) on the date of grant (February 1, 2010). The grant date fair value does not change to reflect changes in our stock price after the grant date. The grant date fair value of RSUs granted in 2010 takes into account the right to receive cash payments equal to the dividends declared on our stock prior to the time the RSUs are vested. Equity grants (including RSUs) are typically made to the NEOs in January of a particular year. The amounts associated with each RSU grant are shown in the "2010 Grants of Plan-Based Awards" table on page 53. Values reported for 2008 and 2009 are based on grant date fair value $106.87 and $82.52, respectively.

(5) Represents the aggregate grant date fair value of the options granted to each of the listed NEOs in 2010 ($14.04). The grant date fair value of the options is determined using the Black-Scholes methodology and is based on the closing price of our stock ($74.89) on the date of grant (February 1, 2010). Values reported for 2008 and 2009 are based on grant date fair value of $19.31 (closing price of $106.87) and $14.92 (closing price of $82.52), respectively. The assumptions used in determining the grant date fair value of the option grants are set forth in Note 13 to our financial statements contained in our Annual Report.

(6) The amounts listed for LTIP awards were earned in the three-year cycle ending on December 31 of the year reported in column (b) of the table. Fifty percent of the amount shown is deferred by the Corporation for two years and treated during that period as if it were invested in our common stock. Deferred amounts (whether mandatory deferrals by the Corporation or deferrals by the executive) are reported for the year earned and not when paid to the executive. Mr. Tanner was not eligible for the 2006-2008 LTIP awards. See footnote (6) to the "2010 Nonqualified Deferred Compensation" table on page 62.

(7) Represents solely the aggregate change in the accumulated benefit under all defined benefit and actuarial pension plans (including tax-qualified and nonqualified defined benefit plans) for the year reported (from December 31 to December 31). The amounts were computed using the same assumptions we used to account for retirement benefits under ASC 715 "Compensation Retirement Benefits" and described in Note 11 to our financial statements contained in our Annual Report, except that the amounts were calculated based on benefits commencing at age 60 for each of the NEOs. We used age 60 rather than the plans' normal retirement age of 65 because an employee may commence receiving pension benefits at age 60 without any reduction for early commencement. The amounts shown for Mr. Stevens and Mr. Tanner reflect grandfathered plan provisions that apply a reduction for early commencement on a portion of their benefits at age 60. Amounts paid under our plans are based on assumptions contained in the plans and may be different than the assumptions used for financial statement reporting purposes. For 2010, there were no earnings on deferred compensation above 120% of the applicable federal rate published by the IRS.

(8) Perquisites and other personal benefits provided to the NEOs in 2010 included: use of corporate aircraft for personal travel; security; relocation assistance; annual executive physicals; business association expenses; commemorative items; and travel expenses for a family member accompanying the NEO while on business travel. Not all of the listed perquisites or personal benefits were provided to each NEO. In addition, the Corporation made available event tickets and a company-provided car and driver for personal commuting to some of the NEOs, but required the NEOs to reimburse the Corporation for the incremental cost of such items. The cost of any category of the listed perquisites and personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and personal benefits for any NEO, except for (i) security for Mr. Stevens ($1,295,466) and Mr. Kubasik ($188,955); (ii) use of the corporate aircraft for Mr. Kubasik ($121,026); and (iii) relocation assistance for Ms. Hewson ($412,279). The incremental cost for use of corporate aircraft for personal travel was calculated based on the total personal travel flight hours multiplied by the estimated hourly aircraft operating costs for 2010 (including fuel, maintenance, and other variable costs, but excluding fixed capital costs for the aircraft, hangar facilities, and staff salaries).

(9) In addition to the perquisites described in footnote (8) for 2010, column (i) contains other items of compensation listed in the following table.* All items in the following table are paid under broad-based programs for U.S. salaried employees except the tax gross-ups and the NQSSP match. The LM Foundation matching contribution includes charitable contributions made in 2010 or to be made by the LM Foundation in 2011 to match a contribution made by the NEO in a prior year.

* Table for footnote (9)

Other Items of Compensation Included in "All Other Compensation" Column (i)

Name	Tax Gross-Ups for Business-Related Items ($)	Corporation Matching Contribution to SSP (401(k) Plan) ($)	Corporation Matching Contribution to NQSSP (Nonqualified 401(k) Plan) ($)	Group Life Insurance ($)	LM Foundation Matching Gift Program for Colleges and Universities ($)
Mr. Stevens	206,317	3,882	69,502	10,062	0
Mr. Tanner	3,051	3,882	26,491	3,974	0
Mr. Kubasik	134,191	5,500	35,269	3,510	10,000
Ms. Hewson	290,032	5,500	20,477	5,831	6,500
Mr. Heath	13,263	9,334	1,169	11,642	10,000

In 2010, the Corporation provided tax gross-ups on business-related items associated with business association expenses, relocation assistance, security expenses, use of corporate aircraft for personal travel, and travel expenses for a family member accompanying the NEO while on business travel.

2010 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Option Awards: Number of Securities Underlying Options [5]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards [6]
			Threshold [3] ($)	Target ($)	Maximum [4] ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($/Sh)	($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)	(l)
Robert J. Stevens	2/1/2010	LTIP	343,750	5,500,000	11,000,000	0	40,000	40,000	–	–	2,995,600
	2/1/2010		–	–	–	–	–	–	290,000	74.89	4,071,600
Bruce L. Tanner	2/1/2010	LTIP	64,375	1,030,000	2,060,000	0	7,200	7,200	–	–	539,208
	2/1/2010		–	–	–	–	–	–	55,000	74.89	772,200
Christopher E. Kubasik	2/1/2010	LTIP	129,375	2,070,000	4,140,000	0	14,500	14,500	–	–	1,085,905
	2/1/2010		–	–	–	–	–	–	109,800	74.89	1,541,592
Marillyn A. Hewson	2/1/2010	LTIP	53,125	850,000	1,700,000	0	5,850	5,850	–	–	438,107
	2/1/2010		–	–	–	–	–	–	45,700	74.89	641,628
Ralph D. Heath	2/1/2010	LTIP	58,750	940,000	1,880,000	0	6,600	6,600	–	–	494,274
	2/1/2010		–	–	–	–	–	–	49,200	74.89	690,768

NOTES TO TABLE:

(1) Includes LTIP grants for the 2010-2012 cycle ending December 31, 2012. At the end of a three-year performance period, 50% of the combined amount earned under the LTIP performance measures is payable in cash. Payment of the remaining portion of the award is deferred for two years, subject to continued employment, and treated during that period as if it were invested in our common stock. Amounts deferred become payable in cash on the second anniversary date of the end of the performance period. Awards are subject to forfeiture upon termination of employment prior to the end of the performance period (or second anniversary of the end of the performance period in the case of the mandatorily deferred portion) except in the event of retirement, death, disability, divestiture, or change in control. If the event occurs prior to the end of the performance cycle, LTIP awards are prorated. If the event occurs during the two-year mandatory deferral period, LTIP awards are paid out immediately.

(2) Shows the number of RSUs granted under the IPA Plan by the Compensation Committee on February 1, 2010. The RSU grant made to Mr. Stevens was subject to forfeiture to the extent the value of the RSUs on February 1, 2010, was greater than .2% of 2010 cash from operations. The RSU grants made to Mr. Tanner (7,200 RSUs); Mr. Kubasik (14,500 RSUs); Ms. Hewson (5,850 RSUs); and Mr. Heath (6,600 RSUs) were subject to forfeiture to the extent the value of the incentive grant for a recipient on February 1, 2010, was greater than .04% of 2010 cash from operations. Based on 2010 cash from operations, none of the RSUs were forfeited. The RSUs vest on the third anniversary of the date of grant or upon death, disability, divestiture, or termination following change in control. If the employee retires or is laid off after February 1, 2011, but prior to the third anniversary of the grant, a pro rata portion of the RSUs becomes nonforfeitable. RSU recipients receive cash dividend equivalents during the vesting period. We showed the RSUs in columns (f) through (h) because of the potential for forfeiture based on the metric using 2010 cash from operations. Column (i) is omitted because there were no other incentive stock awards in 2010.

(3) The threshold is the minimum amount payable for a certain level of performance stated in the LTIP award agreement. LTIP awards measure performance against three separate metrics described under "LTIP Awards" beginning on page 45, the results of which are added together for the payout (if any). If performance falls below the stated level of performance for a metric, no amount would be paid with respect to that metric. Assuming any payment is earned, the minimum amount payable under the LTIP is 6.25% of the target.

(4) The maximum award payable under the LTIP is 200% of the target.

(5) Shows the number of stock options granted under the IPA Plan by the Compensation Committee on February 1, 2010. Under the 2010 award agreements, options have a ten-year term and vest in three equal installments on the first, second, and third anniversary of the date of grant. Options expire 30 days following termination of employment, except in the case of death, disability, divestiture, layoff, or retirement. In the event of death or disability, all outstanding options vest immediately and expire ten years after the date of grant (i.e., the normal expiration date of the award). In the event of layoff, the term of any outstanding options remains ten years and the options become exercisable on the date the options would have otherwise vested had the NEO remained our employee. In the event of divestiture, the options become exercisable on the date the options would have otherwise vested and any outstanding options terminate five years from the effective date of the divestiture or on the option's normal expiration date, whichever occurs first. In the event of retirement on or after the first vesting date, the term of any outstanding options does not change and the options become exercisable on the date the options would have otherwise vested. Retirement before the first vesting date results in forfeiture of the options. Upon a change in control, all options vest immediately.

(6) The assumptions used for determining the grant date fair value are set forth in Note 13 to our financial statements contained in our Annual Report. The grant date fair value for the February 1, 2010, equity awards was $14.04 for each option and $74.89 for each RSU granted on February 1, 2010. The grant date fair value does not change to reflect changes in our stock price after the grant date.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

	OPTION AWARDS				STOCK AWARDS	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options [1] (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [2,3] ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)
Robert J. Stevens	0	290,000 [4]	74.89	1/31/2020	40,000 [5]	2,796,400
	146,666	293,334 [6]	82.52	1/25/2019	31,000 [7]	2,167,210
	166,666	83,334 [8]	106.87	1/26/2018	28,000 [9]	1,957,480
	225,000	0	96.06	1/29/2017	–	–
	300,000	0	67.97	2/1/2016	92,000 [10]	6,431,720
	150,000	0	57.81	1/31/2015	–	–
Bruce L. Tanner	0	55,000 [4]	74.89	1/31/2020	7,200 [5]	503,352
	27,233	54,467 [6]	82.52	1/25/2019	33,750 [7]	2,359,463
	26,333	13,167 [8]	106.87	1/26/2018	2,900 [9]	202,739
	7,400	0	96.06	1/29/2017	–	–
	6,000	0	67.97	2/1/2016	–	–
	11,500	0	57.81	1/31/2015	–	–
	12,000	0	49.27	1/29/2014	–	–
	8,000	0	51.10	1/28/2013	–	–
Christopher E. Kubasik	0	109,800 [4]	74.89	1/31/2020	14,500 [5]	1,013,695
	30,366	60,734 [6]	82.52	1/25/2019	46,650 [7]	3,261,302
	40,666	20,334 [8]	106.87	1/26/2018	5,000 [9]	349,550
	48,100	0	96.06	1/29/2017	–	–
	36,000	0	67.97	2/1/2016	–	–
	50,000	0	57.81	1/31/2015	–	–
Marillyn A. Hewson	0	45,700 [4]	74.89	1/31/2020	5,850 [5]	408,974
	9,866	19,734 [6]	82.52	1/25/2019	2,950 [7]	206,235
	15,000	7,500 [8]	106.87	1/26/2018	1,700 [9]	118,847
	12,067	0	96.06	1/29/2017	–	–
	6,000	0	67.97	2/1/2016	–	–
Ralph D. Heath	0	49,200 [4]	74.89	1/31/2020	6,600 [5]	461,406
	25,900	51,800 [6]	82.52	1/25/2019	36,150 [7]	2,527,247
	30,466	15,234 [8]	106.87	1/26/2018	3,400 [9]	237,694
	36,100	0	96.06	1/29/2017	–	–
	36,000	0	67.97	2/1/2016	–	–
	25,000	0	57.81	1/31/2015	–	–

NOTES TO TABLE:

(1) Column (d) omitted because none of the NEOs held options that qualified as equity incentive plan awards at 2010 year-end.

(2) We reported RSUs granted in February 2010 as equity incentive awards in columns (f) through (h) of the "2010 Grants of Plan-Based Awards" table because there was the potential for forfeiture based on failure to achieve the cash flow levels specified in the award agreements. This feature of the RSU grants was satisfied at the end of 2010. Columns (i) and (j) omitted because none of the NEOs held stock awards that qualified as equity incentive plan awards at 2010 year-end.

(3) The market value shown in column (h) is calculated by multiplying the number of RSUs by the December 31, 2010, closing price of our common stock ($69.91). The aggregate market value of the RSUs as of December 31, 2010, has declined from the aggregate grant date fair value for each of the NEOs as shown in the table on page 44.

(4) Represents stock options granted on February 1, 2010, which vest in three equal annual installments on February 1, 2011, February 1, 2012, and February 1, 2013, except that vesting may occur earlier as described in footnote (5) to the "2010 Grants of Plan-Based Awards" table.

(5) Represents RSUs granted on February 1, 2010, which vest February 1, 2013, except that vesting may occur earlier as described in footnote (2) to the "2010 Grants of Plan-Based Awards" table.

(6) Represents stock options granted on January 26, 2009, which vest in three equal annual installments on January 26, 2010, January 26, 2011, and January 26, 2012, except that vesting may occur earlier as described in footnote (5) to the "2010 Grants of Plan-Based Awards" table.

(7) Represents RSUs granted on January 26, 2009, which vest on January 26, 2012, except that vesting may occur earlier as described in footnote (2) to the "2010 Grants of Plan-Based Awards" table.

(8) Represents stock options granted on January 28, 2008, which vest in three equal annual installments on January 28, 2009, January 28, 2010, and January 28, 2011, except that vesting may occur earlier as described in footnote (5) to the "2010 Grants of Plan-Based Awards" table.

(9) Represents RSUs granted on January 28, 2008, which vested on January 28, 2011, except that vesting may occur earlier as described in footnote (2) to the "2010 Grants of Plan-Based Awards" table.

(10) The February 1, 2006, RSU award to Mr. Stevens vests as follows: 55,200 RSUs on September 8, 2011; 25,000 RSUs on September 8, 2012; and 11,800 RSUs on September 8, 2013.

OPTION EXERCISES AND STOCK VESTED DURING 2010				
	OPTION AWARDS		STOCK AWARDS	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Robert J. Stevens	0	0	32,500 [1]	2,421,900 [2]
Bruce L. Tanner	0	0	750 [1]	55,890 [2]
Christopher E. Kubasik	0	0	4,700 [1]	350,244 [2]
Marillyn A. Hewson	0	0	4,800 [3]	367,416 [4]
Ralph D. Heath	25,000	670,823 [5]	3,650 [1]	271,998 [2]

NOTES TO TABLE:

(1) Vesting on January 29, 2010, of RSUs granted on January 29, 2007. Number of shares shown as vesting is prior to reduction in shares to satisfy income tax withholding requirements.

(2) Value realized calculated based on the number of shares multiplied by the closing market price of our common stock on the date of vesting ($74.52).

(3) Ms. Hewson received an award of 1,800 RSUs on January 29, 2007, which vested on January 29, 2010, and an award of 3,000 RSUs on February 28, 2007, which vested on February 28, 2010. Number of shares shown as vesting is prior to reduction in shares to satisfy income tax withholding requirements.

(4) Value realized calculated based on the number of shares multiplied by the closing market price of our common stock on the date of vesting on January 29, 2010 ($74.52) and February 28, 2010 ($77.76).

(5) Value realized calculated based on the difference between the aggregate exercise price of the option ($57.81) and the weighted average sale price per share on the date of sale ($84.64).

Retirement Plans

During 2010, the NEOs participated in the Lockheed Martin Corporation Salaried Employee Retirement Program ("LMRP"), which is a combination of the following prior plans for salaried employees with some protected benefits: Lockheed Martin Corporation Retirement Income Plan which covered former Martin Marietta employees; Lockheed Martin Corporation Retirement Income Plan III which covered former Loral Corporation employees; and Lockheed Martin Corporation Retirement Plan for Certain Salaried Employees which covered former Lockheed employees (collectively, the "Prior Plan").

The calculation of retirement benefits under the LMRP is determined by a formula that takes into account the participant's years of credited service and average compensation for the highest three years of the last ten years of employment. Average compensation includes the NEO's base salary, bonuses earned under the MICP, and lump sum payments in lieu of a salary increase. NEOs must have either five years of service or be actively employed by the Corporation at age 65 to vest in the LMRP. Normal retirement age is 65; however, benefits are payable as early as age 55 (with five years of service) at a reduced amount or without reduction at age 60. Benefits are payable as a monthly annuity for the lifetime of the employee, as a joint and survivor annuity, as a life annuity with a five or ten year guarantee, or as a level income annuity. In addition, a NEO who retires on or before January 1, 2011, between ages 60 and 62 with at least ten years of service is eligible for temporary supplemental payments ending at age 62 when eligibility for social security commences.

The calculation of retirement benefits under the Prior Plan is based on a number of formulas, some of which take into account the participant's years of credited service and pay over the career of the NEO. Certain other formulas in the Prior Plan are based upon the final average compensation and credited service of the employee. Pay under certain formulas in the Prior Plan currently includes salary, commissions, overtime, shift differential, lump sum pay in lieu of a salary increase, MICP bonuses awarded that year, and 401(k) and pre-tax contributions. The Prior Plan also contains a Personal Retirement Provision which is an account balance based on past allocations. This account balance is available as a lump sum at termination or can be converted to an annuity. A portion of the pension benefits for Mr. Stevens, Mr. Tanner, and Mr. Heath was earned under the Prior Plan.

Mr. Stevens, Ms. Hewson, and Mr. Heath were eligible for early retirement as of December 31, 2010. As of December 31, 2010, all of the NEOs were vested in the LMRP.

2010 PENSION BENEFITS

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[2,3] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Robert J. Stevens	Lockheed Martin Corporation Salaried Employee Retirement Program	23.6	753,989	0
	Lockheed Martin Corporation Supplemental Retirement Plan	–	16,852,417	0
Bruce L. Tanner	Lockheed Martin Corporation Salaried Employee Retirement Program	28.1	741,124	0
	Lockheed Martin Corporation Supplemental Retirement Plan	–	3,994,071	0
Christopher E. Kubasik	Lockheed Martin Corporation Salaried Employee Retirement Program	11.2	274,161	0
	Lockheed Martin Corporation Supplemental Retirement Plan	–	2,691,371	0
Marillyn A. Hewson	Lockheed Martin Corporation Salaried Employee Retirement Program	28.1	1,073,144	0
	Lockheed Martin Corporation Supplemental Retirement Plan	–	4,573,954	0
Ralph D. Heath	Lockheed Martin Corporation Salaried Employee Retirement Program	34.6	1,319,787	0
	Lockheed Martin Corporation Supplemental Retirement Plan	–	7,859,987	0

NOTES TO TABLE:

(1) The Lockheed Martin Corporation Supplemental Retirement Plan ("Supplemental Pension" or "Supp Pension") is a restorative plan and provides benefits in excess of the benefit payable under our IRS rules through the LMRP, our tax-qualified plan. The Supplemental Pension uses the same formula for benefits as the tax-qualified plan uses for calculating the NEO's benefit. All service recognized under the tax-qualified plan is recognized under the Supplemental Pension although a benefit would be earned under the Supplemental Pension only in years when the employee's total accrued benefit would exceed the benefit accrued under the tax-qualified plan. The Supplemental Pension benefits are payable in the same form as benefits are paid under the LMRP although lump sum payments are available under the Supplemental Pension.

(2) The amounts in column (d) were computed using the same assumptions we used for financial statement reporting purposes under ASC 715 and described in Note 11 to our financial statements contained in our Annual Report, except that the amounts were calculated based on benefits commencing at age 60. We used age 60 rather than the plan's normal retirement age of 65 because an employee may commence receiving pension benefits at age 60 without any reduction for early commencement. A portion of Mr. Stevens' and Mr. Tanner's benefit was earned under grandfathered plans that apply a reduction for early commencement at age 60. The amounts shown for Mr. Stevens and Mr. Tanner reflect the reduction for early commencement of the benefit. Amounts paid under our plans use assumptions contained in the plans and may be different than those used for financial statement reporting purposes.

(3) Only the benefit payable under the Supplemental Pension is payable in the form of a lump sum. If an executive elected a lump sum payment, the amount of the lump sum would be based on plan assumptions and not the assumptions used for financial statement reporting purposes. As a result, the actual lump sum payment would be an amount different than what is reported in this table. Because the discount rate used for financial statement purposes (5.50%) was higher than the plan rate of 3.25% on December 31, 2010, (Pension Benefit Guaranty Corporation (or PBGC) rate for terminating pension plans plus 1%), the lump sum payment would be larger than the amount shown in this table. The age of the executive at retirement would also impact the size of the lump sum payment. The amount using plan assumptions is shown on the "Potential Payments Upon Termination or Change in Control" table.

Nonqualified Deferred Compensation

Participants in our tax-qualified 401(k) plan may contribute up to 25% of base salary. In addition, we make a matching contribution equal to 50% of up to the first 8% of compensation contributed by the participant. Employee and Corporation matching contributions in excess of the Internal Revenue Code limitations are contributed to the NQSSP. Employee and Corporation matching contributions are nonforfeitable at all times. NQSSP contributions are credited with earnings (losses) based on the investment option or options in which the account has been invested, as elected by the participant. Each of the NQSSP investment options is available under our tax-qualified 401(k) plan for salaried employees. The NQSSP provides for payment following termination of employment in a lump sum or up to 20 annual installments at the participant's election. All amounts accumulated and unpaid under the NQSSP must be paid in a lump sum within 15 calendar days following a change in control.

The DMICP provides the opportunity to defer, until termination of employment or beyond, the receipt of all or a portion of bonuses earned under the MICP, LTIP awards, and amounts paid in respect of the termination of the Lockheed Martin Post-Retirement Death Benefit ("PRDB") Plan. Previously, employees were offered only two alternatives under the DMICP for crediting earnings (losses), but the DMICP was amended to add any of the investment funds available in the NQSSP (with the exception of the Company Stock Fund). Employees may elect any of the investment funds available in the NQSSP (with the exception of the Company Stock Fund) or two investment alternatives available only under the DMICP for crediting earnings (losses). Under the DMICP Stock Investment Option, earnings (losses) on deferred amounts will accrue at a rate that tracks the performance of our common stock, including reinvestment of dividends. Under the DMICP Interest Investment Option, earnings accrue at a rate equivalent to the then published rate for computing the present value of future benefits under CAS 415. The Interest Investment Option was closed to new deferrals and transfers in from other investment options effective July 1, 2009. Amounts credited to the Stock Investment Option may not be reallocated to other options. In addition, Stock Investment Option voluntary deferrals will be paid in shares of our common stock. Fifty percent of any LTIP award is mandatorily deferred for two years to the Stock Investment Option and remains subject to the continued employment requirements of the award. Mandatory LTIP deferrals are paid in cash at the end of two years or further deferred at the election of the executive. The DMICP provides for payment in January or July following termination of employment in a lump sum or up to 25 annual installments at the NEO's election. All amounts accumulated under the DMICP must be paid in a lump sum within 15 days following a change in control.

2010 NONQUALIFIED DEFERRED COMPENSATION [1]

Name (a)		Executive Contributions in Last FY [2] ($) (b)	Registrant Contributions in Last FY [3] ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions [4] ($) (e)	Aggregate Balance at Last FYE [5,6] ($) (f)
Robert J. Stevens	NQSSP	434,389	69,502	353,036	0	3,879,702
	DMICP (Bonus)	3,843,450	0	964,859	0	15,787,816
	DMICP (LTIP1 Mandatory)	0	2,584,967	(255,540)	3,151,177	6,230,393
	DMICP (LTIP2 Voluntary)	5,736,144	0	470,736	0	15,259,104
	TOTAL	10,013,983	2,654,469	1,533,091	3,151,177	41,157,015
Bruce L. Tanner	NQSSP	165,567	26,491	101,740	0	1,000,567
	DMICP (Bonus)	0	0	(5,162)	0	615,673
	DMICP (LTIP1 Mandatory)	0	91,500	(3,605)	0	87,895
	DMICP (LTIP2 Voluntary)	0	0	0	0	0
	TOTAL	165,567	117,991	92,973	0	1,704,135
Christopher E. Kubasik	NQSSP	106,577	35,269	87,861	0	1,015,781
	DMICP (Bonus)	221,048	0	149,511	0	2,988,964
	DMICP (LTIP1 Mandatory)	0	564,250	(47,619)	500,481	1,161,016
	DMICP (LTIP2 Voluntary)	472,668	0	559	0	1,713,295
	TOTAL	800,293	599,519	190,312	500,481	6,879,056
Marillyn A. Hewson	NQSSP	64,381	20,477	129,666	0	1,153,297
	DMICP (Bonus)	461,829	0	311,444	0	4,568,430
	DMICP (LTIP1 Mandatory)	0	210,404	(20,800)	259,509	507,125
	DMICP (LTIP2 Voluntary)	469,913	0	38,298	0	1,926,627
	TOTAL	996,123	230,881	458,608	259,509	8,155,479
Ralph D. Heath	NQSSP	7,308	1,169	121,604	0	1,233,706
	DMICP (Bonus)	41,982	0	68,165	0	2,380,749
	DMICP (LTIP1 Mandatory)	0	420,809	(39,812)	481,945	970,677
	DMICP (LTIP2 Voluntary)	0	0	(9,915)	0	241,739
	TOTAL	49,290	421,978	140,042	481,945	4,826,871

NOTES TO TABLE:

(1) This table reports compensation earned by NEOs and deferred under our NQSSP and DMICP. The NQSSP is a nonqualified 401(k) plan with an employer match on a portion of the salary deferral. Three types of compensation may be deferred into the DMICP:

- Bonuses payable under our MICP Plan ("DMICP (Bonus)").
- Amounts earned under our LTIP program but mandatorily deferred into company stock for two years (and subject to forfeiture) ("DMICP (LTIP1 Mandatory)").
- Amounts payable under our LTIP program and voluntarily deferred ("DMICP (LTIP2 Voluntary)").

Amounts paid in respect of the termination of the PRDB in 2008 could also be deferred into the DMICP. In the table above, deferrals of PRDB payments are included in the Aggregate Balance at Last FYE for "DMICP (Bonus)" entry.

(2) Includes 2010 salary deferrals to NQSSP, MICP bonus paid in 2010 for 2009 performance deferred to DMICP, and voluntary deferrals of LTIP for the 2007-2009 cycle to the DMICP. The table reflects the year in which the deferral is credited to the NEO's account (2010) and not the year in which it was earned (2009).

(3) Includes mandatory deferrals of LTIP for 2007-2009 and 2010 Corporation matching contributions to NQSSP. The NQSSP match is also included in column (i) of the "Summary Compensation Table." The table reflects the year in which the deferral is credited to the NEO's account (2010) and not the year in which it was earned (2009).

(4) Includes distributions of mandatory LTIP deferral from the 2005-2007 cycle in January 2010 following end of two-year deferral period. The table reflects the year in which the deferral is credited to the NEO's account (2010) and not the year in which it was earned (2009).

(5) Of the aggregate balances shown in column (f), the following table* lists the aggregate contributions made by the NEO since commencement of participation in the respective plan (including deferrals of PRDB which are included in "DMICP (Bonus)"). These amounts were earned by the NEO and voluntarily deferred to a company plan.

* Table for footnote (5)

Name	Amount Reported in Column (f) ($)	NQSSP ($)	DMICP (Bonus) ($)	DMICP (LTIP2 Voluntary) ($)	Total (Contributed by Executive) ($)
Mr. Stevens	41,157,015	2,847,521	12,908,079	10,995,100	26,750,700
Mr. Tanner	1,704,135	731,930	458,031	0	1,189,961
Mr. Kubasik	6,879,056	590,230	2,466,312	1,053,911	4,110,453
Ms. Hewson	8,155,479	744,949	3,029,622	1,113,003	4,887,574
Mr. Heath	4,826,871	862,731	1,791,804	0	2,654,535

(6) The following table** lists the amounts reported as executive or registrant contributions in columns (b) and (c) of the "2010 Nonqualified Deferred Compensation" table that are also reported as compensation in the "Summary Compensation Table" for 2010. These contributions consist of NEO and Corporation contributions made to the NQSSP for service in 2010. Contributions with respect to 2010 performance deferred in 2011 (MICP and LTIP) are not included as these amounts are not credited until 2011, and are not included in column (f). The following table also lists the amounts reported in column (f) as part of the Aggregate Balance at Last FYE (2010) that is reported as compensation for prior years in the "Summary Compensation Table" for years beginning with 2006. For 2010, there were no earnings in excess of 120% of the applicable federal rate.

** Table for footnote (6)

		Of Amount Reported in Column (f)	
Name	Aggregate Balance at December 31, 2010 in Column (f) ($)	NEO and Corporation Contributions to NQSSP Reported in "Summary Compensation Table" for 2010 ($)	Amount Reported in "Summary Compensation Table" for Prior Years (Beginning with 2006) ($)
Mr. Stevens	41,157,015	503,892	41,678,454
Mr. Tanner	1,704,135	192,058	541,193
Mr. Kubasik	6,879,056	141,846	5,728,592
Ms. Hewson	8,155,479	84,858	0
Mr. Heath	4,826,871	8,477	3,022,070

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table below summarizes the benefits that become payable to a NEO at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a NEO, or a change in control under the terms of our benefit plans. Our plans do not contain specific provisions regarding termination for cause. Provisions unique to the 2006 RSU grant to Mr. Stevens are described in footnote (5) to the "Potential Payments Upon Termination or Change In Control" table on page 67.

SUMMARY OF PAYMENT TRIGGERS					
Plan	Retirement	Change In Control	Death/Disability/ Layoff	Divestiture [1]	Termination/ Resignation
Pension [2]	Payable on a reduced basis at age 55; payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55.	None for qualified; see below for Supp Pension.	Spousal benefit as required by law in event of death unless waived by participant; no provision for disability. Layoff between age 53 and 55 or before age 55 with 25 years of service is eligible for the more favorable actuarial reductions for participants terminating at age 55.	No provisions; absent a negotiated transfer of liability to buyer, treated as retirement or termination.	Payable on a reduced basis at age 55; payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55.
• LMRP	Annuity form only.	No acceleration.	Annuity form only.	No acceleration.	Annuity form only.
• Supp Pension [2]	Annuity or lump sum.	Lump sum.	Annuity or lump sum.	No provisions; absent a negotiated transfer of liability to buyer, treated as retirement or termination.	Annuity or lump sum.
LTIP	Prorated payment at the end of the three-year performance period for retirement during that period. Immediate payment for retirement during two-year mandatory deferral period based on closing price for our stock on date of triggering event.	Immediate prorated payment following change in control for event occurring during performance period. Immediate payment for change in control during two-year mandatory deferral period based on closing price for our stock on date of triggering event.	Prorated payment at the end of the three-year performance period for death, disability, or layoff during that period. Immediate payment in event of death, disability, or layoff during two-year mandatory deferral period based on closing price for our stock on date of triggering event.	Prorated payment at the end of the three-year performance period for divestiture during that period. Immediate payment for divestiture during two-year mandatory deferral period based on closing price for our stock on date of triggering event.	Forfeit if termination occurs prior to age 55; termination on or after age 55 treated as retirement.

SUMMARY OF PAYMENT TRIGGERS

Plan	Retirement	Change In Control	Death/Disability/ Layoff	Divestiture[1]	Termination/ Resignation
Options	Forfeit unvested options if retirement occurs prior to one year anniversary of date of grant. If retirement occurs after one year anniversary, ten-year term of options unaffected and unvested options become exercisable on date the options would have otherwise vested.	Immediate vesting.	Immediate vesting in event of death/ disability. In the event of layoff, unvested options become exercisable on date the options would have otherwise vested. Ten-year term of options unaffected.	Term of options limited to five years; options become exercisable on date the options would have otherwise vested.	Vested options expire 30 days after termination or resignation. Forfeit unvested options if termination occurs prior to age 55; resignation on or after age 55 treated as retirement.
RSUs	Forfeit RSUs if retirement occurs prior to one year anniversary of date of grant; otherwise vest in one-third increments for each full year of service following date of grant.	Immediate vesting following termination in the event of a change in control.	Immediate vesting, following death or disability. Forfeit RSUs if layoff occurs prior to one year anniversary of date of grant; otherwise vest in one-third increments for each full year of service following date of grant.	Immediate vesting.	Forfeit unvested RSUs if termination occurs prior to age 55; termination on or after age 55 treated as retirement.
MICP[3]	May prorate for retirement with six months of participation in the year. Full payment if retirement occurs on December 31.	No provision.	May prorate for death, disability or layoff with six months of participation in the year. Full payment if death or disability occurs on December 31.	No provision.	Eligible for prorated award if termination/ resignation occurs after December 1.
DMICP[4]	Lump sum or installment payment in accordance with NEO elections.	Immediate lump sum payment.	Lump sum or installment payment in accordance with NEO elections, except lump sum only for layoff prior to age 55.	Follows termination provisions.	Lump sum if termination is prior to age 55; after age 55, lump sum or installment payment in accordance with NEO elections.

SUMMARY OF PAYMENT TRIGGERS

Plan	Retirement	Change In Control	Death/Disability/ Layoff	Divestiture[1]	Termination/ Resignation
NQSSP[4]	Lump sum or installment payment in accordance with NEO elections.	Immediate lump sum payment.	Lump sum for death; for disability or layoff, lump sum or installment payment in accordance with NEO elections.	Lump sum or installment payment in accordance with NEO elections.	Lump sum or installment payment in accordance with NEO elections.
Executive Severance Plan	No payment.	No payment unless terminated.	No payment for death or disability. Payment of a lump sum amount equal to a multiple of salary, MICP, and health care continuation coverage cost. The multiple of salary and MICP for the CEO is 2.99; for all other NEOs it is 1.0.	No payment.	No payment.

NOTES TO TABLE:

(1) Divestiture is defined as a transaction which results in the transfer of control of a business operation to any person, corporation, association, partnership, joint venture, or other business entity of which less than 50% of the voting stock or other equity interests (in the case of entities other than corporations) is owned or controlled directly or indirectly, by us, one or more of our subsidiaries or by a combination thereof following the transaction.

(2) See "2010 Pension Benefits" table on page 59 for present value of accumulated benefit.

(3) See "Compensation Discussion & Analysis" commencing on page 29 for discussion of MICP payment calculation.

(4) See "Aggregate Balance at Last FYE" column in "2010 Nonqualified Deferred Compensation" table on page 62 for amount payable.

The following table quantifies the payments under executive compensation plans as a result of a change in vesting provisions in stock options, RSUs, and LTIP awards and the lump sum payable under the Supplemental Pension that would be made assuming a termination event occurred on December 31, 2010. Payments under other plans do not change as a result of the termination event and quantification of those payments are found elsewhere in this Proxy Statement or are paid under plans available generally to salaried employees. In the table below, a dash (—) indicates no provision covers the event or the NEO is ineligible for a payment.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Name		Retirement ($)	Change In Control ($)	Death/ Disability ($)	Layoff ($)	Divestiture ($)	Termination/ Resignation [1] ($)
Robert J. Stevens	Supplemental Pension [2]	20,243,349	20,243,349	20,243,349	20,243,349	20,243,349	20,243,349
	LTIP [3]	4,783,121	4,783,121	4,783,121	4,783,121	4,783,121	4,783,121
	Options [4]	0	0	0	0	0	0
	RSUs [5]	2,027,390	13,352,810	13,352,810	2,027,390	6,921,090	2,027,390
	Executive Severance [6]	0	0	0	13,544,118	0	0
	TOTAL	27,053,860	38,379,280	38,379,280	40,597,978	31,947,560	27,053,860
Bruce L. Tanner	Supplemental Pension [2]	–	5,172,857	–	–	–	–
	LTIP [3]	–	407,895	407,895	407,895	407,895	–
	Options [4]	0	0	0	0	0	0
	RSUs [5]	0	3,065,554	3,065,554	921,647	3,065,554	0
	Executive Severance [6]	0	0	0	1,352,341	0	0
	TOTAL	0	8,646,306	3,473,449	2,681,883	3,473,449	0
Christopher E. Kubasik	Supplemental Pension [2]	–	3,610,073	–	–	–	–
	LTIP [3]	–	1,042,019	1,042,019	1,042,019	1,042,019	0
	Options [4]	0	0	0	0	0	0
	RSUs [5]	0	4,624,547	4,624,547	1,320,134	4,624,547	0
	Executive Severance [6]	0	0	0	1,814,897	0	0
	TOTAL	0	9,276,639	5,666,566	4,177,050	5,666,566	0
Marillyn A. Hewson	Supplemental Pension [2]	6,617,648	6,617,648	6,617,648	6,617,648	6,617,648	6,617,648
	LTIP [3]	377,115	377,115	377,115	377,115	377,115	377,115
	Options [4]	0	0	0	0	0	0
	RSUs [5]	147,976	734,056	734,056	147,976	734,056	147,976
	Executive Severance [6]	0	0	0	1,171,050	0	0
	TOTAL	7,142,739	7,728,819	7,728,819	8,313,789	7,728,819	7,142,739
Ralph D. Heath	Supplemental Pension [2]	8,999,685	8,999,685	8,999,685	8,999,685	8,999,685	8,999,685
	LTIP [3]	774,229	774,229	774,229	774,229	774,229	774,229
	Options [4]	0	0	0	0	0	0
	RSUs [5]	1,000,879	3,226,347	3,226,347	1,000,879	3,226,347	1,000,879
	Executive Severance [6]	0	0	0	1,380,954	0	0
	TOTAL	10,774,793	13,000,261	13,000,261	12,155,747	13,000,261	10,774,793

NOTES TO TABLE:

(1) Resignation by executives who are eligible for retirement, for purposes of this table, is treated as retirement. Mr. Tanner and Mr. Kubasik were not eligible for retirement on December 31, 2010. As of December 31, 2010, Mr. Stevens, Ms. Hewson, and Mr. Heath were eligible for retirement.

(2) The Supplemental Pension lump sum value was calculated using plan assumptions and age of executive as of December 31, 2010. Payments under the Supplemental Pension do not commence prior to age 55 except in the case of a change in control. Mr. Tanner and Mr. Kubasik had not attained age 55 by December 31, 2010, and would be eligible for an immediate lump sum for a December 31, 2010, termination only in the event of a change in control. The lump sum payable to each of them upon change in control has been reduced to reflect early payment. The Supplemental Pension assumptions in effect for December 31, 2010, are: 3.25% discount rate and 1983 Group Annuity Mortality table. The Supplemental Pension assumptions are different than the ASC assumptions used to calculate the accrued benefit reported in the "2010 Pension Benefits" table. In the event of any other termination, Mr. Tanner's and Mr. Kubasik's accrued pension benefit would be payable at age 55.

(3) The 2009-2011 and 2010-2012 LTIP cycles were not completed at December 31, 2010 ("Incompleted Cycles"), and there is no payout until the end of each cycle. NEOs who terminate during an Incompleted Cycle due to retirement, death, disability, divestiture or layoff are eligible for a prorated award at the end of the performance cycle; the only circumstance in which a payment would be accelerated and paid for an Incompleted Cycle in advance of the end of the cycle would be in the case of a change in control, in which case a prorated payment would be made following the change of control. The amount shown in this table includes the payments that would have been accelerated and paid on December 31, 2010, in the event of a change in control but not the amounts that would have paid on a pro rata basis at the end of the 2009-2011 or 2010-2012 performance cycles on account of retirement, death, disability, divestiture or layoff. The 2008-2010 and 2007-2009 LTIP performance cycles were completed on December 31, 2009 and 2010, respectively ("Completed Cycles"). Following completion of the cycle, 50% of the amount earned for the cycle was paid to the executive in the following January. The LTIP award agreement requires mandatory deferral of the remaining 50% of the award for two years. Payment of the mandatorily deferred portion is accelerated in the case of retirement, death, disability, divestiture, layoff or change in control; the amount shown in this table includes the 50% mandatorily deferred portion of the Completed Cycles that would be accelerated in the event of retirement, death, disability, divestiture, layoff, or change in control. NEOs who voluntarily resign during the mandatory deferral period of the Completed Cycles forfeit the mandatorily deferred portion.

(4) The value attributable to the vesting of stock options was based upon the number of unvested stock options multiplied by the difference between the closing price of our stock on December 31, 2010 ($69.91) and the option exercise price. As of December 31, 2010, portions of stock option grants made in 2010, 2009, and 2008 were unvested and all three grants had "zero" value because the exercise prices were greater than $69.91. See "Outstanding Equity Awards at 2010 Fiscal Year-End" table for terms of option grants.

(5) The value attributable to the vesting of RSUs was based upon the closing price of our stock on December 31, 2010 ($69.91). All 2010 RSUs would be forfeited for a layoff occurring on December 31, 2010. RSUs granted in 2009 vest on a prorated basis for a layoff occurring on December 31, 2010. Mr. Stevens' 2006 RSU agreement does not contain vesting provisions for retirement, divestiture or layoff. RSUs have a double trigger in the event of a change in control (termination following the change in control); the table assumes both elements of the double trigger occurred.

(6) The total amounts projected for severance payments due to layoff are based on the plan approved by the Board in 2008. It includes payment for salary and target bonus equivalent to one year's payment (2.99 years for Mr. Stevens) and estimated costs for benefits continuation for one year, outplacement services, and relocation assistance (if required under the plan terms).

The following table provides information about the Corporation's equity compensation plans that authorize the issuance of shares of Lockheed Martin common stock to employees and directors. The information is provided as of December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION			
Plan category	Number of securities to be issued upon exercise of *outstanding options*, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders [1,2,3]	28,631,752	75.90	6,776,624
Equity compensation plans not approved by security holders [4]	1,780,439	–	3,219,561
Total	30,412,191	75.90	9,996,185

NOTES TO TABLE:

(1) As of December 31, 2010, there were 6,199,433 shares available for grant under the IPA Plan as options, stock appreciation rights ("SARs"), RSAs or RSUs; there are no restrictions on the number of the available shares that may be issued in respect of SARs or stock units. As currently in effect, no more than 28% of shares authorized under the IPA Plan (12,460,000 shares) may be issued as restricted stock. As of December 31, 2010, 4,134,612 shares have been granted as restricted stock under the IPA Plan. Of the 6,199,433 shares available for grant on December 31, 2010, 2,531,462 and 1,911,510 shares are issuable pursuant to grants on January 31, 2011, of options and RSUs, respectively. If the stockholders approve Management Proposal 3 for a new plan as described on page 75, no further shares will be issued under the IPA Plan. Any unissued shares under the IPA Plan, as well as shares subject to awards under the IPA Plan that are forfeited, will be available for issuance under the new plan. Amounts in column (c) of the table also include 577,191 shares that may be issued under the Directors Equity Plan and 1,267 shares that may be issued under the Directors' Deferred Stock Plan, a plan that was approved by the stockholders in 1995; effective May 1, 1999 no additional shares may be awarded under the Directors' Deferred Stock Plan. Stock units payable in cash only under the IPA Plan, predecessors to the IPA Plan, or other plans sponsored by the Corporation are not included in the table. For RSAs, shares are issued at the date of grant but remain subject to forfeiture; for RSUs, shares are issued once the restricted period ends and the shares are no longer forfeitable.

(2) At December 31, 2010, a total of 81,298 shares of Lockheed Martin common stock were issuable upon the exercise of the options assumed by the Corporation in connection with the COMSAT Corporation acquisition. The weighted average exercise price of those outstanding options was $25.55 per share.

(3) The maximum number of shares of stock that may be subject to stock options, SARs, RSAs and RSUs granted or issued under the IPA Plan in any calendar year is 1.6% of the Corporation's outstanding shares of stock on December 31 of the calendar year immediately preceding the date of grant of the award, calculated in a manner consistent with the method used for calculating outstanding shares for reporting in the Annual Report.

(4) Employees may defer MICP and LTIP amounts earned and payable to them to the DMICP. An employee may elect to have deferred amounts credited as phantom stock units at the closing price of our stock on the date the deferral is effective. Amounts equal to our dividend are credited as stock units at the time we pay a dividend. Following termination of employment, a number of shares of stock equal to the number of stock units credited to the employee's DMICP account are distributed to the employee. There is no discount or value transfer on the stock distributed. As a result, the phantom stock units also were not considered in calculating the total weighted average exercise price in the table.

ELECTION OF DIRECTORS
(Proposal 1 on Proxy Card)

There are 11 director-nominees for election to the Board this year, and their biographical information is provided below. Each director-nominee is currently serving as a director, with the exception of Ms. Brewer who has been nominated for the first time.

Director-nominees are expected to attend the Annual Meeting. All director-nominees nominated for election at the 2010 Annual Meeting attended the 2010 Annual Meeting. All director-nominees are elected to a one-year annual term that will end at the 2012 Annual Meeting. If any of the director-nominees are unable to stand for election at the 2011 Annual Meeting (an event which is not anticipated), the Board may reduce its size or designate a substitute. If a substitute is designated, proxy holders may vote for the substitute nominee or refrain from voting for any other director-nominee at their discretion. If any other matters come before the stockholders at the Annual Meeting, the persons holding the proxies will vote in their discretion the shares represented by proxy. Directors' ages are as of the 2011 Annual Meeting.

The Board unanimously recommends a vote FOR each of the director-nominees.

Director-Nominees



Nolan D. Archibald *(Age 67)*
Director since April 2002

Executive Chairman of the Board of Stanley Black & Decker, Inc. since March 2010. Previously, Mr. Archibald was Chairman of the Board and Chief Executive Officer of The Black & Decker Corporation from 1986 to March 2010, President of The Black & Decker Corporation from 1985 to 2010, and Chief Operating Officer of The Black & Decker Corporation from 1985 to 1986. Held various management positions at Beatrice Companies, Inc., from 1977 to 1985, including Senior Vice President and President of the Consumer & Commercial Products Group; and currently serves as a director of Brunswick Corporation and Huntsman Corporation.



Rosalind G. Brewer *(Age 48)*
Director Nominee for 2011

Executive Vice President and President of Walmart Stores, Inc.'s East Business Unit since February 2011; Executive Vice President and President of Walmart South from February 2010 to February 2011, Senior Vice President and Division President of Southeast Operating Division from March 2007 to January 2010; Regional General Manager, Georgia Operations, from 2006 to February 2007. Previously, Ms. Brewer was President of Global Nonwovens Division for Kimberly-Clark Corporation from 2004 to 2006; held various management positions of increasing responsibilities at Kimberly-Clark from 1984 to 2006. Ms. Brewer currently serves on the board of Molson Coors Brewing Company, Spelman College Board of Trustees, and Westminster Schools Board of Trustees.



David B. Burritt *(Age 55)*
Director since April 2008

Vice President and Chief Financial Officer of Caterpillar Inc. from 2004 to June 2010; Corporate Controller and Chief Accounting Officer of Caterpillar from 2002 to 2004; held various positions of increasing responsibility for Caterpillar in finance, tax, accounting, and international operations for Caterpillar from 1978 to 2002; and currently serves as a director of Aperam, a spin-off stainless steel company from ArcelorMittal. The Board has determined that Mr. Burritt meets the SEC's criteria of an "audit committee financial expert."



James O. Ellis, Jr. *(Age 63)*
Director since November 2004

President and Chief Executive Officer, Institute of Nuclear Power Operations since May 2005. Retired from active duty in July 2004. Admiral and Commander, United States Strategic Command, Offutt Air Force Base, Nebraska from October 2002 to July 2004; Commander in Chief, United States Strategic Command from November 2001 to September 2002; Commander in Chief, U.S. Naval Forces, Europe and Commander in Chief, Allied Forces from October 1998 to September 2000; Deputy Chief of Naval Operations (Plans, Policy and Operations) from November 1996 to September 1998; director of Burlington Capital Group from 2004 to 2007; and currently serves as a director of Inmarsat plc. and Level 3 Communications, Inc.



Thomas J. Falk *(Age 52)*
Director since June 2010

Chairman of the Board and Chief Executive Officer of Kimberly-Clark Corporation since 2003, Chief Executive Officer from 2002 and President and Chief Operating Officer from 1999 to 2002; held various senior management positions since joining the corporation in 1983; director of Centex Corporation from 2003 to 2009 (Centex Corporation was acquired by Pulte Homes in 2009) and currently serves as a director of Catalyst, Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America. The Board has determined that Mr. Falk meets the SEC's criteria of an "audit committee financial expert."



Gwendolyn S. King *(Age 70)*
Director since March 1995

President of Podium Prose, a Washington, D.C. speaker's bureau and speechwriting service, since 2000. Founding Partner, The Directors' Council, a corporate board search firm, from October 2003 to June 2005; Senior Vice President of Corporate and Public Affairs of PECO Energy Company (formerly Philadelphia Electric Company) from October 1992 until her retirement in February 1998; Commissioner of the Social Security Administration from August 1989 to September 1992; director of Countrywide Financial Corporation from 2001 to 2004; and currently serves as a director of Marsh & McLennan Companies, Inc. and Monsanto Company.



James M. Loy *(Age 68)*
Director since August 2005

Senior Counselor, The Cohen Group since 2005. Deputy Secretary of Homeland Security from 2003 to 2005; Administrator, Transportation Security Administration from 2002 to 2003; Commandant, U.S. Coast Guard from 1998 to 2002; Coast Guard Chief of Staff from 1996 to 1998; Commander of the Coast Guard's Atlantic Area from 1994 to 1996; and currently serves as a director of L-1 Identity Solutions, Inc. and Rivada Networks, LLC.



Douglas H. McCorkindale *(Age 71)*
Director since April 2001

Chairman of Gannett Co., Inc. ("Gannett") from 2001 until his retirement in June 2006. Chief Executive Officer of Gannett from June 2000 to 2005, President of Gannett from 1997 to 2005, Vice Chairman of Gannett from 1984 to January 2001, Chief Financial Officer of Gannett from 1979 to 1997, Chief Administrative Officer of Gannett from 1985 to 1997; director of Continental Airlines, Inc. from 1993 to 2010 and currently serves as a director or trustee of numerous Mutual Funds in the Prudential Group of Newark, NJ. The Board has determined that Mr. McCorkindale meets the SEC's criteria of an "audit committee financial expert."



Joseph W. Ralston *(Age 67)*
Director since April 2003

Vice Chairman of The Cohen Group since March 2003. Retired from active duty in March 2003. Commander, U.S. European Command and Supreme Allied Commander Europe, NATO, Mons, Belgium from May 2000 to January 2003; Vice Chairman, Joint Chiefs of Staff, Washington, D.C. from March 1996 to April 2000; and currently serves as a director of The Timken Company and URS Corporation.



Anne Stevens *(Age 62)*
Director since September 2002

Chairman, President and Chief Executive Officer of Carpenter Technology Corporation from November 2006 to October 2009. Executive Vice President, Ford Motor Company and Chief Operating Officer, The Americas, from November 2005 until her retirement in October 2006; Group Vice President, Canada, Mexico and South America, Ford Motor Company from October 2003 to October 2005, Vice President, North America Vehicle Operations of Ford Motor Company from August 2001 to October 2003, Vice President, North America Assembly Operations of Ford Motor Company from April 2001 to August 2001. Held various management positions at Ford Motor Company from 1990, including executive director in Vehicle Operations in North America. Held various engineering, manufacturing and marketing positions at Exxon Chemical Co. before joining Ford. Member of the National Academy of Engineering and Trustee of Drexel University.



Robert J. Stevens *(Age 59)*
Director since October 2000

Chairman of Lockheed Martin since April 2005, Chief Executive Officer of Lockheed Martin since August 2004, President of Lockheed Martin from October 2000 to December 2009, Chief Operating Officer of Lockheed Martin from October 2000 to August 2004, Executive Vice President and Chief Financial Officer of Lockheed Martin from October 1999 to March 2001, Vice President of Strategic Development of Lockheed Martin from November 1998 to October 1999; President and Chief Operating Officer of the former Lockheed Martin Energy and Environment Sector from January 1998 to June 1999; President of Lockheed Martin Air Traffic Management Division from June 1996 through January 1998; Executive Vice President and Senior Vice President and Chief Financial Officer of Air Traffic Management from December 1993 to May 1996; General Manager of Loral Systems Manufacturing Company from 1987 to 1993; and currently serves as a director of Monsanto Company.

The Board unanimously recommends that you vote FOR the election of each of the director-nominees.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

(Proposal 2 on Proxy Card)

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, as the independent auditors to perform an integrated audit of the Corporation for the year ending December 31, 2011. Ernst & Young LLP served as our independent auditors in 2010. The services provided to the Corporation by Ernst & Young LLP for the last fiscal year are described under the caption "Fees Paid to Independent Auditors" below. Stockholder approval of the appointment is not required.

The Board believes that obtaining stockholder ratification of the appointment is a sound corporate governance practice. If the stockholders do not vote on an advisory basis in favor of Ernst & Young LLP, the Audit Committee will reconsider whether to hire the firm and may retain Ernst & Young LLP or hire another firm without resubmitting the matter for stockholders to approve. The Audit Committee retains the discretion at any time to appoint a different independent auditor.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, available to respond to appropriate questions, and will have the opportunity to make a statement if they desire.

The Board unanimously recommends a vote FOR the ratification of appointment of Ernst & Young LLP as independent auditors in 2011.

Pre-Approval of Independent Auditors Services

The Audit Committee pre-approves all audit, audit-related, tax, and other services performed by the independent auditors. The Audit Committee pre-approves specific categories of services up to pre-established fee thresholds. Unless the type of service had previously been pre-approved, the Audit Committee must approve that specific service before the independent auditors may perform it. In addition, separate approval is required if the amount of fees for any pre-approved category of service exceeds the fee thresholds established by the Audit Committee. The Audit Committee may delegate to one or more of its members pre-approval authority with respect to permitted services provided that the member must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Auditors

The following table presents the fees billed by Ernst & Young LLP, an independent registered public accounting firm, for audit, audit-related services, tax services, and all other services rendered for 2010 and 2009. All fees were pre-approved in accordance with the Audit Committee's pre-approval policy. The Audit Committee considered and concluded that the provision of services by Ernst & Young LLP was compatible with the maintenance of the auditor's independence.

Ernst & Young Fees	2010 ($)	2009 ($)
Audit Fees [1]	16,300,000	16,800,000
Audit-Related Fees [2]	2,900,000	1,200,000
Tax Fees [3]	2,700,000	2,900,000
All Other Fees [4]	100,000	200,000

NOTES TO TABLE:

(1) Audit fees principally include those for services related to the integrated annual audit of the consolidated financial statements, including the audit of internal control over financial reporting under Section 404 of the

Sarbanes-Oxley Act, statutory audits of foreign subsidiaries, SEC registration statements and other filings, and consultation on accounting matters.

(2) Audit-related fees principally include those for services related to employee benefit plan audits and, for 2010, audits related to disposed entities.

(3) Tax fees principally include international and domestic tax compliance and advisory services.

(4) All other fees principally include those for government contracting services.

MANAGEMENT PROPOSAL – ADOPTION OF THE LOCKHEED MARTIN CORPORATION 2011 INCENTIVE PERFORMANCE AWARD PLAN

(Proposal 3 on Proxy Card)

Since the creation of Lockheed Martin Corporation in 1995, the compensation philosophy of our Board of Directors has been to link executive compensation to the Corporation's performance against pre-established strategic, operational and financial goals and to use equity as a means to tie a substantial portion of executive compensation to the long-term interests of our stockholders. The principal compensation plan currently used by the Board to accomplish these objectives is the Corporation's Amended and Restated 2003 Incentive Performance Award Plan (the "IPA Plan").

The Board has approved a new incentive compensation plan and is presenting this plan to the stockholders for adoption and approval at the Annual Meeting. If the Lockheed Martin Corporation 2011 Incentive Performance Award Plan ("2011 IPAP" or "the Plan") is approved by the stockholders, no further incentive awards will be made under the IPA Plan. Because the 2011 IPAP will not be effective unless and until it is approved by stockholders, no awards have been granted to date.

The principal features of the 2011 IPAP are summarized below. A copy of the 2011 IPAP is included in Appendix A and the following description is qualified in its entirety by reference to the text of the 2011 IPAP. We urge you to read the 2011 IPAP in its entirety.

Highlights of the 2011 IPAP

As is the case with the IPA Plan, awards of stock options, restricted stock, stock appreciation rights, stock units, and cash-based performance awards are made by our Compensation Committee. The highlights of the 2011 IPAP include:

- ***Administration by Independent Committee of Board.*** The 2011 IPAP will be administered by a committee (the "Committee") of the Board whose members satisfy the disinterested administration requirements of Rule 16b-3 under the Securities Exchange Act of 1934 and the outside director requirements of Section 162(m) of the Internal Revenue Code. Initially, this committee will be our Compensation Committee.
- ***Limit on Shares Authorized.*** The 2011 IPAP limits the number of shares that initially may be the subject of awards payable in shares of our stock to 8,000,000, plus the number of shares remaining for future grants under the IPA Plan. This limit is significantly lower than the original limit of 22,500,000 shares under the IPA Plan and the current IPA Plan limit of 44,500,000.
- ***No Discount Stock Options or SARs.*** The exercise price of options and the base price of stock appreciation rights must be at least equal to the fair market value of our shares on the date of the grant.
- ***No Backdating Permitted.*** Awards must reflect a date of grant that is the same day as the Committee approves the award, or a later day as specified by the Committee.
- ***No Repricing of Stock Options.*** The 2011 IPAP prohibits the repricing of options either by amendment of an outstanding award agreement or through the substitution of a new option award at a lower price.
- ***No Reloading of Stock Options.*** The 2011 IPAP does not include "reload" features where option holders who exercise an option with existing shares are granted a "replacement" option for the shares used to pay the exercise price of the initial option.
- ***No Liberal Share Recycling Provisions.*** For purposes of the aggregate share limit there is no "recycling" of shares (i) tendered for payment of the option exercise price, (ii) withheld for the payment of taxes, or (iii) repurchased using the proceeds from option exercises. In addition, in the case of stock appreciation rights, the full number of shares subject to the stock appreciation rights are counted against the aggregate share limit regardless of the number of shares actually issued upon exercise.

- ***Minimum Vesting Schedule.*** The minimum full vesting period for options and stock appreciation rights granted under the 2011 IPAP is three years. The minimum vesting or forfeiture period for restricted stock and stock units is three years.
- ***No Current Payment of Dividends or Dividend Equivalents on Restricted Stock or Stock Units.*** Dividends paid on restricted stock and dividend equivalents that accrue on stock units are not payable to the holder of the restricted stock or stock units unless and until they vest or the applicable forfeiture provisions lapse.
- ***No Delegation to Management to Grant Awards or Interpret Plan.*** Management has no authority to grant awards under the 2011 IPAP or to interpret the plan. While the Committee can delegate ministerial actions (such as executing and delivering award agreements following a grant by the Committee), discretionary authority relating to awards or substantive decisions or functions may not be delegated to management.
- ***Material Plan Amendments Require Stockholder Approval.*** Material amendments are not effective unless they are approved by the Corporation's stockholders.

Shares Requested

Equity grants are a critical part of our executive compensation program. Through equity ownership, executives have a direct stake in the performance of the Corporation. As owners, the interests of executives and stockholders are aligned.

Share repurchase is a critical part of our cash deployment strategy and our commitment to return cash to our stockholders. Over the last three years, we have returned approximately $7.3 billion to our stockholders through our share repurchase program. Share repurchase reduces the number of shares outstanding and increases the potential dilution associated with equity incentive awards.

The Corporation believes that the dilution level resulting from the approval of the 2011 IPAP and the authorization of 8,000,000 additional shares under the 2011 IPAP is moderate and consistent with stockholder interests. Using data as of February 1, 2011, but assuming stockholder approval of this proposal, we calculated a dilution level of 10.7% taking into account all existing awards and shares available for future grants under our plans as follows:

Proposed new 2011 IPAP (data as of February 1, 2011)	
Shares subject to option awards	26,378,015
Shares subject to RSU awards	4,892,526
Available for grant under IPA Plan*	1,963,688
Available for grant under Directors Equity Plan	568,769
Shares for 2011 IPAP	8,000,000
Sum of Above	41,802,998
Common shares outstanding	349,869,257
Fully diluted shares outstanding	391,672,255

* Awards no longer will be granted under IPA Plan, but will be available under 2011 IPAP.

Although the number of shares outstanding has decreased over the past years as a result of the Corporation's share repurchase program, the level of dilution from our employee and director plans has remained low. In 2008, the last time we requested approval of shares for our equity programs, the number of shares outstanding was 457,087,195. At that time, we calculated the level of dilution from our plans (including the shares for which we were seeking authorization to issue from the stockholders at our 2008 annual meeting) at less than 10%. Considering that the level of shares outstanding has decreased 14% from 457,087,195 in 2008 to 391,672,255 on February 1, 2011, the level of dilution of our plans has increased only slightly from under 10% to 10.7%. It is management's expectation, based on historical practice, that annual equity grants will not exceed 2% of our fully diluted shares outstanding.

Summary of the 2011 IPAP

Eligibility

Awards may be granted to key salaried employees (including officers) of the Corporation and its subsidiaries. All officers of the Corporation are eligible to receive awards. Mr. Stevens is also a director and as the only employee serving as a director, is the only director eligible to participate.

The amount and timing of future awards under the Plan and the types of awards to be made are subject to the discretion of the Committee and, accordingly, the amounts of any awards that may be granted to any employee or group of employees are not determinable at this time. As of the Record Date, there were 10 executive officers eligible for awards under the Plan and the Corporation and its subsidiaries employed approximately 97,000 salaried employees. In 2010, approximately 2,350 employees received awards under the IPA Plan.

Types of Awards

The Plan authorizes awards in the form of nonqualified stock options, incentive stock options ("ISOs"), stock appreciation rights ("SARs"), restricted stock, stock units or cash-based incentive awards, such as performance units. Awards may be granted singly or in combination with other awards.

Stock Options: Stock options are rights to purchase a specified number of shares of our common stock at an exercise price of not less than 100% of the fair market value of the stock on the date of grant. Stock options that are granted as ISOs are granted with such additional terms as are necessary to satisfy the applicable requirements of the tax law for ISOs. Under current tax law, the fair market value of the Lockheed Martin common stock for which ISOs are exercisable for the first time by an optionee during any calendar year cannot exceed $100,000 (measured as of the date of grant). Other option awards are not limited in this manner. No ISOs have been issued under the IPA Plan.

Stock Appreciation Rights: SARs entitle the recipient to receive, upon surrender of the SAR, an amount (payable in cash and/or stock as determined by the Committee) equal to the excess, if any, of the fair market value of a share of our common stock on the date the SAR is surrendered over the base price established at the time of grant of the SAR (which cannot be less than the fair market value of a share of our common stock on the date of grant of the SAR), or over the exercise price of a related stock option. SARs may be granted on a stand-alone basis, in relation to a stock option or in "tandem" with a stock option, such that the exercise of either the option or the SAR cancels the recipient's rights under the tandem award with respect to the number of shares so exercised.

Restricted Stock: Restricted stock is Lockheed Martin common stock issued to the recipient, typically for minimal lawful consideration or for labor or services to be performed and subject to risk of forfeiture and restrictions and limitations on transfer, the vesting of which may depend on individual or corporate performance, continued service or other criteria.

Stock Units: A stock unit is an award represented by a bookkeeping entry equal to the fair market value of a share of our stock on the date of grant. Stock units are not outstanding shares of stock and do not entitle a participant to voting or other rights; however, an award of stock units may provide for the crediting of cash or additional stock units based on the value of dividends paid on our stock while the award is outstanding. Stock units may be settled in cash or in shares of our stock as determined by the Committee.

Cash-Based Incentive Awards: The Plan provides for the grant of cash-based performance awards with an award cycle of more than one year and up to five years. These long-term incentive performance awards are not denominated in and do not derive their value from the price of our stock and are payable only in cash. Cash-based awards to executive officers under the Plan that are granted or become vested, exercisable or payable upon the attainment of specified performance goals are intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Authorized Shares

The stock that may be issued pursuant to an award under the Plan is Lockheed Martin common stock, par value $1.00. Stock may be authorized but unissued stock or stock acquired by the Corporation or any of its subsidiaries, subsequently or in anticipation of a transaction under the Plan, in the open market or in privately negotiated transactions. The closing price of our stock as reported by the NYSE on March 1, 2011 was $79.12 per share.

The aggregate number of shares of our stock that initially may be subject to awards under the Plan is 9,963,688, which represents 1,963,688 shares currently reserved for future awards under the IPA Plan and an additional 8,000,000 shares. In addition, shares of our stock subject to awards outstanding under the IPA Plan that are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture of an award will be added to the shares available for grants under the 2011 IPAP on the same basis as they would have been available had they originally been awarded under the 2011 IPAP. If the Plan is approved, the Corporation intends to file a registration statement with the SEC to register the shares issuable under the Plan.

Any unexercised, unconverted or undistributed portion of any expired, terminated or forfeited award, or alternative form of consideration under a SAR or share unit award that is not paid in connection with the settlement of any portion of an award, will again be available for award under the Plan, whether or not the participant has received or been credited with the benefits of ownership (such as dividends, dividend equivalents or voting rights) during the period in which the participant's ownership was restricted or otherwise not vested. In the case of SARs that are paid in stock, the full number of shares subject to the SARs at the date of grant are credited against the aggregate share limit regardless of the number of shares actually issued to settle the award. Any shares withheld to satisfy a withholding obligation of a participant also are credited against the aggregate share limit.

Individual Participant Award Limits

The maximum annual amounts payable to any one participant as performance-based awards are as follows:

- **Share-Based Awards**: The aggregate number of shares of stock issuable under the Plan for options, SARs payable in shares, restricted stock and stock units payable in shares granted as performance-based awards during any calendar year to any participant may not exceed 1,000,000. Of that amount, the maximum number of shares of stock that may be granted as Restricted Stock Awards during any calendar year to any participant (including as performance-based awards) may not exceed 750,000 shares. Awards canceled as a result of forfeiture or expiration during a calendar year are counted against these limits.

- **Share-Unit Awards and SARs Payable Only in Cash**: The maximum number of stock units or SARs exercisable or payable only in cash during any calendar year to any participant as performance-based awards is 300,000. Awards canceled during a calendar year due to expiration or forfeiture are counted against this limit.

- **Cash-Based Awards**: The aggregate amount payable to any participant under all cash-based awards granted under the Plan during any calendar year is $10,000,000.

Terms of Awards

The maximum term of an award is 10 years after the date of grant of the award.

Each award under the Plan is evidenced by an award agreement in a form approved by the Committee setting forth, in the case of share-based awards, the number of shares of stock or share units, as applicable, subject to the award, and the price (if any) and term of the award and, in the case of performance-based awards, the applicable performance goals. Awards under the Plan that are not vested or exercised generally are nontransferable by a holder (other than by will or the laws of descent and distribution). The date of grant is the date a resolution granting the award is adopted or a future date specified by the Committee.

Under the Plan, one or more of the following criteria or combination of the following criteria will be used exclusively by the Committee in establishing performance goals for performance based awards:

- Backlog;

- Cash flow;

- Earnings per share;

- Earnings per share growth;
- Free cash flow per share;
- Orders;
- Percentage of free cash flow to stockholders;
- Return on invested capital;
- Sales;
- Segment operating profit;
- Segment return on invested capital; or
- Total stockholder return

These criteria may be measured, as determined by the Committee in its discretion, on an absolute, average or relative basis (including relative to published or specially constructed indices), may be measured on a consolidated, subsidiary, segment or business unit basis (or combination basis), and must be established by the Committee in advance of the deadlines required for "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

The Plan sets forth minimum vesting requirements for options, SARs payable in stock, restricted stock and stock units payable in stock. Vesting requirements for other awards are at the discretion of the Committee. In the case of options and SARs, the award agreement is deemed to provide a minimum schedule for full vesting over three years, with no portion of an award of options or SARs becoming exercisable prior to the first anniversary of the date of grant. In the event a participant is not our employee on the date on which an option or SAR otherwise would vest, the options or SARs subject to that vesting date are forfeited. Notwithstanding the foregoing,

- any award agreement governing options or SARs may provide for any additional vesting requirements, including but not limited to longer periods of required employment or the achievement of performance goals;
- any award agreement may provide that all or a portion of the options or SARs subject to an award vest immediately or, alternatively, vest in accordance with the vesting schedule but without regard to the requirement for continued employment in the event of a change in control of the Corporation, or in the case of termination of employment with the Corporation due to death, disability, layoff, retirement or divestiture, or in the case of a vesting period longer than three years, vest and become exercisable or fail to be forfeited and continue to vest in accordance with the schedule in the award agreement prior to the expiration of any period longer than three years for any reason designated by the Committee; and
- any award agreement may provide that employment by another entity be treated as employment by the Corporation in the event a participant terminates employment with the Corporation on account of a divestiture.

In the case of termination of employment on account of layoff, no award agreement may provide for vesting beyond that which reflects the portion of the vesting period from the date of grant to the date the participant's employment terminates. Finally, except in the case of a change in control of the Corporation, a minimum six-month period must elapse between the date of initial grant of an option or SAR and the sale of the underlying shares of stock.

In the case of restricted stock, the Plan prohibits the sale of any shares of restricted stock prior to the third anniversary of the date of grant and requires the forfeiture of all shares of restricted stock subject to the award in the event that the participant does not remain our employee for at least three years following the date of grant. Notwithstanding the foregoing,

- any award agreement governing restricted stock may provide for additional vesting requirements, including but not limited to longer periods of required employment or the achievement of performance goals; and

- any award agreement may provide that restricted stock vests prior to the third anniversary of the date of grant in the event of termination of employment with the Corporation due to death, disability, layoff, retirement or divestiture or change in control (except that in the case of a change in control, termination is not required for a recipient who is not an elected officer immediately prior to the change in control), or in the case of a vesting period longer than three years, prior to the expiration of any period longer than three years for any reason designated by the Committee.

The vesting and forfeiture requirements applicable to restricted stock also apply to stock units payable in stock unless the stock units are granted in conjunction with, or part of, another award.

Neither the Committee nor the Board has retained the authority to waive the minimum vesting and holding period requirements for options, SARs payable in stock, restricted stock or stock units payable in stock. The Committee may reserve in an award agreement the authority to waive vesting requirements for stock units or SARs payable only in cash or to impose vesting requirements in excess of the minimum requirements described above for options, SARs, restricted stock or stock units payable in stock, and otherwise may affect these changes by formally amending the Plan to change these vesting or holding period requirements and delete the provisions that limit such waivers.

In the case of restricted stock and stock units, award agreements may not provide for the payment of dividends or dividend equivalents prior to the date on which the restricted stock or stock units vest or any related forfeiture provisions lapse. Dividends declared on restricted stock or dividend equivalents relating to stock units generally may accrue until such time as vesting or the lapse of the forfeiture provisions occur, at which time they may be paid to the participants.

Award agreements may contain any other terms not inconsistent with the Plan as are necessary, appropriate, or desirable to effect an award, including provisions describing the treatment of an award in the event of the death, disability, layoff, retirement, divestiture or other termination of a participant's employment with or services to the Corporation, any provisions relating to the vesting, exercisability, forfeiture or cancellation of awards, any requirements for continued employment, any other restrictions or conditions (including performance requirements and holding periods) of awards and the method by which the restrictions or conditions lapse, and the effect on an award of a change in control. Award agreements are subject, in the case of performance-based awards, to the requirements for "performance-based compensation" under Internal Revenue Code Section 162(m). Award agreements also may contain a non-competition or non-solicitation clause requiring the forfeiture of an award (whether or not vested) on account of activities deemed by the Committee in its sole discretion to be harmful to the Corporation, including but not limited to employment with a competitor or misuse of our proprietary or confidential information, or the solicitation of our employees. Award agreements also may include authority to recoup awards in the event of activity that is harmful to the Corporation or for any other reason specified by the Committee, including those circumstances contemplated by Securities and Exchange Commission rules, regulations or interpretations.

Consideration and Payment; Withholding

Full payment for shares purchased on exercise of any option, along with payment of any required tax withholding, must be made at the time of exercise in cash or, if permitted by the Committee, in exchange for a promissory note in favor of the Corporation, in shares of stock having a fair market value equivalent to the exercise price and withholding obligation, or any combination thereof, or pursuant to "cashless exercise" procedures. Any payment required in respect of other awards may be in such amount and in any lawful form of consideration as may be authorized by the Committee, including future services as an employee. No executive officer may use a promissory note or cashless exercise if that method of payment would be considered a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

Adjustments to Stock; Corporate Reorganizations

The number and type of shares available for grant and the shares subject to outstanding awards (as well as individual share and share unit limits on awards, performance targets and exercise or conversion prices of awards) may be adjusted to reflect the effect of a recapitalization, stock dividend, stock split, merger, combination, consolidation or other reorganization, any extraordinary dividend or other extraordinary distribution in respect of our shares, or any split-up, spin-off, split-off or extraordinary redemption, or in exchange of outstanding shares, any other similar corporate transaction or event, or a sale of all or substantially all of the Corporation's assets.

Change in Control

The Committee is authorized to include specific provisions in award agreements relating to the treatment of awards in the event of a "change in control" of the Corporation (as defined in the Plan) and is authorized to take certain other actions in such an event, including but not limited to providing for acceleration or extension of time for purposes of exercising, vesting in or realizing gain from an award and providing for the assumption or continuation of the award and the substitution of shares of stock of a successor entity, or a parent or subsidiary of a successor entity, together with appropriate adjustments to the terms of the award to reflect the change in control transaction. A change in control generally is defined as:

- the consummation of a tender or exchange offer for securities representing 25% or more of the combined voting power in the election of directors;
- the consummation of a merger or certain other business combination or recapitalization or reorganization in which less than 75% of the outstanding voting securities of the surviving and resulting operation are owned by our stockholders as of the date on which stockholders vote on the transaction (or the day prior to the event of stockholders are not entitled to vote);
- subject to certain exceptions, a person becomes the beneficial owner of securities representing 25% or more of the combined voting power in the election of directors;
- at any time within two years following a merger or certain other business combinations, or a recapitalization or reorganization, the "incumbent directors" cease to constitute a majority of the authorized members of our board of directors; and
- our stockholders approve a plan of liquidation and dissolution of the Corporation, or a sale or transfer of all or substantially all of the Corporation's business and assets as an entirety to any entity that is not a subsidiary is consummated.

In addition, to satisfy one of the conditions in the rules of the Internal Revenue Code relating to the taxation of deferred compensation with respect to any awards that are subject to these rules, benefits available in the event of a change in control are accelerated only if the events that constituted a change in control under the Plan also constituted a change in the ownership or effective control of the Corporation or in the ownership of a substantial portion of the assets of the Corporation within the meaning of the Internal Revenue Code.

Administration

The Plan provides that it shall be administered by a committee of the Corporation's Board, constituted so as to permit the plan to comply with the "non-employee director" provisions of Rule 16b-3 under the Exchange Act and the "outside director" requirements of Section 162(m) of the Internal Revenue Code. At the present time, the Compensation Committee serves as the Committee under the Plan. The Committee has the authority to designate recipients of awards, determine or modify the form, amount, terms, conditions, restrictions, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates and the treatment of an award in the event of the retirement, layoff, disability, death or other termination of a participant's employment with the Corporation, and to construe and interpret the Plan. The authority of the Committee is subject to any express limitation in the Plan, including the mandatory vesting and non-waiver requirements for options, SARs payable in stock, restricted stock and stock units payable in stock.

The Committee also has the authority to grant awards under the Plan in substitution for or as the result of the assumption of stock incentive awards held by employees of other entities who become employees of the Corporation or a subsidiary as a result of a merger or acquisition of the entity.

The Committee may delegate to the officers or employees of the Corporation or its subsidiaries the authority to execute and deliver such instruments and documents and to take actions necessary, advisable or convenient for the effective administration of the Plan. It is intended generally that the share-based awards under the Plan and the Plan itself comply with and be interpreted in a manner that, in the case of awards to participants who are subject to the short swing profit provisions of Section 16 of the Securities Exchange Act of 1934, satisfy the applicable requirements of Rule 16b-3, so that such persons are entitled to the benefits of Rule 16b-3 or other exemptions under that Section. The

Plan provides that neither the Corporation nor any member of the Board or of the Committee shall have any liability to any person for any action taken or not taken in good faith under the Plan. The Plan also provides that it is the intent of the Corporation that, to the extent awards under the Plan are considered deferred compensation, the awards will satisfy the requirements of the deferred compensation provisions of 409A of the Internal Revenue Code, and the Committee is expressly authorized to interpret and administer the Plan accordingly.

Duration, Amendment and Termination

The Plan will remain in existence as to all outstanding awards until all awards are either exercised or terminated; however, no award can be made after April 27, 2021.

The Board has the authority to terminate, suspend or discontinue the Plan at any time. The Board may amend the Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Corporation's stockholders.

For this purpose, an amendment is considered to be a "material" amendment only if it would –

- materially increase the number of shares of stock available under the Plan or issuable to a Participant (except in the limited case of adjustments relating to a change in control, adjustments to our stock or other corporate reorganizations);
- change the types of awards that may be granted under the Plan;
- expand the class of persons eligible to receive awards or otherwise participate in the Plan;
- reduce the price at which an option is exercisable or the base price of a SAR, either by amendment of an award agreement or by substitution of a new award at a reduced price (except in the limited case of adjustments relating to a change in control, adjustments to our stock or other corporate reorganizations); or
- require stockholder approval pursuant to the New Stock Exchange Listed Company Manual (so long as the Corporation is a listed corporation on the NYSE) or other applicable law.

The Committee may at any time alter or amend any or all award agreements under this Plan in any manner that would be authorized for a new award under the Plan, so long as such an amendment would not require approval of the Corporation's stockholders if such amendment were made to the Plan. No action by the Board or the Committee, however, shall affect adversely any outstanding award without the consent in writing of the participant entitled to the award.

Because the Committee retains the discretion to set and change the specific targets for each performance period under an award intended to qualify as performance-based under Section 162(m), stockholder approval of the performance criteria will be required, in any event at five-year intervals in the future to exempt awards granted under the Plan from the limitations on deductibility under Section 162(m).

Non-Exclusivity

The Plan is not exclusive and does not limit the authority of the Corporation's Board or its committees to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority. The Plan has not been and is not expected to be our exclusive cash incentive plan for eligible persons (including executive officers); other cash incentive plans may be retained and/or developed to implement our compensation objectives and policies. Notwithstanding the foregoing, our Board has determined that no new awards will be made under the IPA Plan if the 2011 IPAP is approved by the stockholders at the Annual Meeting.

Federal Income Tax Consequences

The following is a general description of Federal income tax consequences to participants and the Corporation relating to nonqualified stock options and ISOs and certain other awards that may be granted under the Plan. This discussion does not purport to cover all tax consequences relating to stock options and other awards.

An optionee will not recognize taxable income upon the grant of a nonqualified stock option. Upon exercise of the option, the optionee will recognize ordinary compensation income equal to the excess of the fair market value of the Lockheed Martin common stock on the date the option is exercised over the option price (which must be no less than the fair market value on the date of grant). The tax basis of the option stock in the hands of the optionee will equal the option price plus the amount of ordinary compensation income the optionee recognizes upon exercise of the option, and the holding period for tax purposes will commence on the day the option is exercised. An optionee who exercises and holds option stock and sells the stock at a later date will recognize capital gain or loss measured by the difference between the tax basis of the stock and the amount realized on the sale. Such gain or loss will be long-term if the stock is held for more than one year after exercise, and short-term if held for one year or less. The Corporation or a subsidiary will be entitled to a deduction equal to the amount of ordinary compensation income recognized by the optionee. The deduction will be allowed at the same time the optionee recognizes the income.

An optionee will not recognize taxable income upon the grant of an ISO, and generally will not recognize income upon exercise of the option provided such optionee was an employee of the Corporation or a subsidiary at all times from the date of grant until three months prior to exercise. For alternative minimum tax purposes, however, the amount by which the fair market value of the Lockheed Martin common stock on the date of exercise exceeds the option price will be includible in alternative minimum taxable income, and such amount will be added to the tax basis of such stock for purposes of determining alternative minimum taxable income in the year the stock is sold. An optionee who exercises an ISO and sells the shares more than two years after the grant date and more than one year after exercise will recognize long-term capital gain or loss equal to the difference between the sales proceeds and the option price. An optionee who sells such shares within two years after the grant date or within one year after exercise will recognize ordinary compensation income in an amount equal to the lesser of (a) the difference between the fair market value of such shares on the date of exercise and the option price or (b) the difference between the sales proceeds and the option price. Any remaining gain or loss will be treated as a capital gain or loss. The Corporation or a subsidiary will be entitled to a deduction with respect to an ISO only in the amount of ordinary compensation income recognized by the optionee. The deduction will be allowable at the same time the optionee recognizes the income.

Restricted stock awards will be taxable to the participant as compensation income when the awards no longer are subject to a substantial risk of forfeiture (unless the award is earlier forfeited) based on the excess of the stock's fair market value at that time over the purchase price (if any), unless the participant elects to pay tax at the time of the grant based on the then-current market price. If the participant elects on a timely basis to be taxed upon grant and the stock is later forfeited, however, the participant will receive no tax deduction. The Corporation will be entitled to a tax deduction equal to the amount of compensation income recognized by the participant at the same time the participant recognizes the income. Dividends paid with respect to restricted stock after the termination or expiration of the restricted period generally will be taxed as dividend income, and the Corporation will not be entitled to a tax deduction for such dividends.

The tax consequences of restricted stock unit awards, whether payable in stock or in cash, are similar to the tax consequences of restricted stock, except that the participant may not elect to be taxed at the time of grant. The Federal income tax consequences of other awards authorized under the Plan will generally follow certain basic patterns: SARs are taxed in substantially the same manner as nonqualified stock options; performance bonuses and cash-based awards generally are subject to tax at the time of payment. In each of the foregoing cases when the participant recognizes income, the Corporation generally will be entitled to a corresponding tax deduction. If, as a result of a change in control event, a participant's options or SARs or other rights become immediately exercisable, or restrictions immediately lapse on an award, or cash, shares or other benefits covered by another type of award are immediately vested or issued, the additional economic value, if any, attributable to the acceleration or issuance may be deemed a "parachute payment" under Section 280G of the Internal Revenue Code. In such case, the participant may be subject to a 20% non-deductible excise tax as to all or a portion of such economic value, in addition to any income tax payable. The Corporation will not be entitled to a deduction for that portion of any parachute payment that is subject to the excise tax.

Notwithstanding any of the foregoing discussion with respect to the deductibility of compensation under the Plan, Section 162(m) of the Internal Revenue Code would render non-deductible to the Corporation certain compensation in excess of $1 million in any year to certain executive officers of the Corporation, unless such excess compensation is "performance-based" (as defined) under Section 162(m). The applicable conditions for a performance-based compensation plan include, among others, a requirement that the stockholders approve the material terms of the plan. Stock options, SARs and certain (but not all) other types of awards that may be granted to executive officers as contemplated by the Plan are intended to qualify as "performance-based compensation" under Section 162(m).

Required Vote for Approval

The affirmative vote of a majority of the votes cast on the proposal at the 2011 Annual Meeting is needed to adopt and approve the 2011 IPAP and the votes cast on the proposal must exceed 50% of the votes entitled to be cast.

The Board unanimously recommends a vote FOR Proposal 3, the adoption and approval of the Lockheed Martin Corporation 2011 Incentive Performance Award Plan as set forth in Appendix A.

PROPOSAL TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
(Proposal 4 on Proxy Card)

In accordance with the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are asking our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as described in detail in the "Compensation Discussion and Analysis" and the accompanying tables in the Executive Compensation section beginning on page 29. This vote is commonly known as "say-on-pay."

Stockholders should review the Compensation Disclosure and Analysis section of this proxy for the details of our executive compensation program. As summarized below, our executive compensation is aligned with the interests of stockholders:

- Executive compensation decisions are made by the independent members of our Board or a committee made up of independent members.
- No NEO has an employment or change in control agreement; executives can be terminated at any time.
- Our equity plans prohibit repricing and backdating and contain clawback and non-competition restrictions that protect the Corporation and stockholders.
- We minimize risk-taking incentives in our executive compensation program by putting caps on the amounts that can be paid and by using linear award payout levels.
- A significant portion of each executive's compensation is based on performance as measured against pre-determined financial goals such as total stockholder return, cash from operations, return on invested capital and other standard financial metrics.
    - ➢ In 2010, nearly 90% of our CEO's compensation was tied to company and individual performance.


2010 Variable Versus
Fixed Compensation
11%
89%
Variable
Fixed

    - ➢ There is a strong relationship between an executive's compensation and stock price performance because a significant portion of an executive's compensation is in the form of equity. For example, in 2010, the CEO's target cash compensation (base salary and LTIP) and equity (stock options and RSUs) were allocated as follows:


2010 Target Compensation
43%
57%
Cash
Equity

- For 2010, we met or exceeded all of our key business goals, but our stock performance was disappointing. For these reasons, our executives experienced:
    - ➢ a decline in stock price that led to a decrease in the value of the executive's equity compensation;

- achievement of record financial results and attainment of pre-set business objectives that resulted in an increase in cash compensation from annual bonuses; and
- heightened concerns about product and service affordability that led to no merit increases to salary.

We believe that the information provided in this Proxy Statement demonstrates that our executive compensation program is designed appropriately to attract and retain talented executives and to align our executives' interests with our stockholders' interests. Accordingly, the Board of Directors recommends that stockholders approve the compensation of our NEOs by approving the following say-on-pay resolution:

> RESOLVED, that the stockholders of Lockheed Martin Corporation approve, on an advisory basis, the compensation of the named executive officers identified in the "Summary Compensation Table," as disclosed in the Lockheed Martin Corporation 2011 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the accompanying footnotes and narratives.

Say-on-pay votes under the Dodd-Frank Act are advisory. Although the results of the say-on-pay vote do not bind the Corporation, the Board of Directors will review the results very carefully. The Board of Directors views the vote as providing important information regarding investor sentiment about our executive compensation philosophy, policies and practice.

The Board unanimously recommends that you vote FOR Proposal 4.

PROPOSAL ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(Proposal 5 on Proxy Card)

We also are asking our stockholders to provide an advisory (non-binding) vote on how frequently stockholders should have an opportunity to vote on say-on-pay. Under the Dodd-Frank Act, stockholders may vote to have the advisory vote on say-on-pay every three years, every two years, every year or may abstain. We are asking stockholders to support a frequency period of every "ONE YEAR" (an annual vote) for future votes on say-on-pay.

As described in the "Compensation Discussion and Analysis," our executive compensation programs reflect best practices in linking pay to performance and are designed to provide a competitive pay package that attracts and retains talented executives. Our executive compensation program is carefully designed to take into account the needs of our business and pay practices among companies with whom we compete for talent. Although we believe we have an appropriately balanced executive compensation program, the Board of Directors is aware that executive compensation remains a topic of great concern to investors.

We, therefore, believe that a vote every "ONE YEAR" on say-on-pay is the best choice for Lockheed Martin and our stockholders at the present time because we believe that is the frequency that holds us most accountable to our stockholders for compensation decisions.

Votes on the frequency for say-on-pay votes under the Dodd-Frank Act are advisory. Although your vote on this say-on-pay resolution does not bind the Corporation, the Board of Directors will review the results of the say-on-pay vote very carefully and will continue to review the advantages and disadvantages for each of the frequencies on say-on-pay votes regardless of the outcome of the vote.

The Board unanimously recommends that you vote FOR a frequency of "ONE YEAR" for future non-binding stockholder votes on the compensation of our named executive officers (Proposal 5).

STOCKHOLDER PROPOSAL
By John Chevedden
(Proposal 6 on Proxy Card)

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the owner of shares of common stock of the Corporation having a market value greater than $2,000, has notified the Corporation that he intends to present the following proposal at this year's Annual Meeting:

6 – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "F" with "Very High Governance Risk," "Very High Concern" in Board composition and "Very High Concern" in executive pay—$22 million for CEO Robert Stevens.

All of the following were red flags regarding executive pay and indicated policies that were not sufficiently linked to company performance: 1) there were many discretionary elements in the short-term incentive plan and in the granting of long-term equity; 2) retention-based restricted stock units vested after only three years; 3) long-term incentive plan awards paidout in cash and rewarded for underperformance of industry peers; 4) generous perks that included personal use of private jets, home security, and tax gross-ups; 5) high levels of increases in pension value that exceeded already high levels of base salary; and 6) high levels of change in control severance.

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Director Gwendolyn King, on our Ethics Committee, was also on the board of Marsh & McLennan when Marsh was sued by the New York State Attorney General for alleged bid rigging, price fixing, and kickbacks. In addition, two other directors on our Ethics Committee are inside-related due to their employment with a consulting business that received $604,000 from Lockheed in 2009.

Director James Loy received the highest negative votes at our 2010 annual meeting.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent in order to initiate improved corporate governance and financial performance:
Yes on 6.

The Board unanimously recommends a vote AGAINST Proposal 6 for the following reasons:

The Board of Directors believes that an open and candid dialogue between the Board, management and stockholders is in the Corporation's best interests and seeks to foster that dialogue. The Board has established a mechanism for stockholders to raise important matters outside the annual meeting cycle. Stockholders may communicate confidentially at any time with the Lead Director or with the non-management directors as a group (see details on page 10). The Board also encourages management, consistent with the Corporation's obligations under the securities laws, to disseminate information about the business broadly. Members of senior management regularly participate in conferences and other forums with stockholders and the investment community where there are opportunities to provide updates about the Corporation's plans and progress toward achievement of objectives. Management also regularly seeks input from stockholders on governance issues.

As part of the Board's continuing commitment to best corporate governance practices and as a result of the dialogue with stockholders, the Corporation has adopted a number of governance changes in recent years. Most recently, in 2010 the Board amended the Corporation's bylaws to permit any stockholder who individually owns 10%, or stockholders who in the aggregate own 25%, of the outstanding common stock to call a special meeting to consider any business properly before the stockholders. In recent years, the Corporation has adopted a majority vote standard for uncontested director elections and eliminated certain supermajority vote provisions of the Corporation's charter. In addition, each member of the Board of Directors is elected annually, the Corporation does not have a "poison pill" and all but one of the current directors are independent.

Matters that are sufficiently important to require stockholder approval should be communicated in advance so that they can be considered and voted upon by all stockholders. This proposal would allow a group of stockholders to take action by written consent without prior communication to all stockholders of the proposed action or the reasons for the action. In that regard, the proposal disenfranchises stockholders who do not have the opportunity to participate in the process. Maryland law only permits stockholders to take action by written consent if it is expressly authorized in a corporation's charter. Because Lockheed Martin's charter does not provide for stockholder action by written consent, all stockholders have an opportunity to consider any action subject to stockholder approval sufficiently in advance of the action being taken.

Requiring that all stockholder business be acted upon at a meeting is an inherently more democratic and open process than the proposal and helps to ensure the accuracy and completeness of information presented to stockholders to obtain their approval. The Corporation's bylaws require minimum advance notice and disclosures regarding the matters to be presented and voted upon at meetings, as well as relevant information about the interests of the proponents of such actions. The Board believes that its members, as elected representatives charged with pursuing the best interests of all stockholders, should be provided the opportunity to consider stockholder proposals carefully, so that the Board may make appropriate recommendations to stockholders regarding the proposals.

Permitting stockholder action by written consent has the potential to create substantial confusion and disruption, and the Board does not believe it is part of an appropriate corporate governance model for a widely-held public company. Multiple groups of stockholders would be able to solicit written consents at any time and as frequently as they choose on a range of special or self-interested issues. There also is the possibility that consent solicitations may conflict with one another, be duplicative, or not be in the best interests of the Corporation or the stockholders as a whole. The written consent process that this proposal seeks to authorize can be cumbersome, time consuming, and may lead to a chaotic state of corporate affairs.

Finally, our current practice of not authorizing action by written consent is consistent with the approach taken by the majority of widely-held public companies.

The Board unanimously recommends that you vote AGAINST Proposal 6.

APPENDIX A

LOCKHEED MARTIN CORPORATION
2011 INCENTIVE PERFORMANCE AWARD PLAN

SECTION 1. Purpose.

The purpose of this Plan is to benefit the Corporation's stockholders by encouraging high levels of performance by individuals who contribute to the success of the Corporation and its Subsidiaries and to enable the Corporation and its Subsidiaries to attract, motivate, retain and reward talented and experienced individuals. This purpose is to be accomplished by providing eligible employees with an opportunity to obtain or increase their proprietary interest in the Corporation and thereby align their interests with those of the Corporation's stockholders, and by providing eligible employees with additional incentives to join or remain with the Corporation and its Subsidiaries.

SECTION 2. Definitions; Rules of Construction.

(a) Defined Terms. The terms defined in this Section shall have the following meanings for purposes of this Plan:

"Award" means an award granted pursuant to Section 4.

"Award Agreement" means an agreement described in Section 6 entered into between the Corporation and a Participant, setting forth the terms and conditions of an Award granted to a Participant.

"Backlog" means either funded backlog (unfilled firm orders for which funding has been both authorized and appropriated by the customer) or unfunded backlog (unfilled firm orders for which funding has not been authorized and appropriated by the customer), as determined by the Committee at the time an Award is granted.

"Beneficiary" means a person or persons (including a trust or trusts) validly designated by a Participant, in the event of the Participant's death, as the Participant's beneficiary under this Plan, or, in the absence of a valid designation, the Participant's estate.

"Board of Directors" or *"Board"* means the Board of Directors of the Corporation.

"Cash-Based Awards" means Awards that, if paid, must be paid in cash and that are neither denominated in nor have a value derived from the value of, nor an exercise right or conversion privilege at a price related to, shares of Stock, as described in Section 4(a)(6).

"Cash Flow" means cash and cash equivalents derived from either (i) net cash flow from operations or (ii) net cash flow from operations, financings and investing activities, as determined by the Committee at the time an Award is granted.

"Change in Control" means a change in control as defined in Section 7(c).

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Committee described in Section 8.

"Corporation" means Lockheed Martin Corporation.

"Date of Grant" means the date specified by the Committee as the date on which an Award is to be granted (which date shall be no earlier than the date the resolution approving the Award is adopted by the Committee), or if no such date is specified by the Committee, the date on which the Committee adopts a resolution making the Award.

"Employee" means any officer (whether or not also a director) or any key salaried employee of the Corporation or any of its Subsidiaries, but excludes, in the case of an Incentive Stock Option, an Employee of any Subsidiary that is not a "subsidiary corporation" of the Corporation as defined in Code Section 424(f).

"EPS" means earnings per common share on a fully diluted basis determined in accordance with GAAP.

"EPS Growth" means the increase (on a dollar or percentage basis) in EPS for a specified period as compared to a comparable prior period, as specified by the Committee at the time an Award is granted.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Executive Officer" means executive officer as defined in Rule 3b-7 under the Exchange Act, provided that, if the Board has designated the executive officers of the Corporation for purposes of reporting under the Exchange Act, the designation by the Board shall be conclusive for purposes of this Plan.

"Fair Market Value" means the closing sale price of the relevant security as reported by the New York Stock Exchange on its web site as the closing price (or, if the security is not so listed or if the principal market on which it is traded is not the New York Stock Exchange, such other reporting system as shall be selected by the Committee) on the relevant date, or, if no sale of the security is reported for that date, the next preceding day for which there is a reported sale. The Committee shall determine the Fair Market Value of any security that is not publicly traded, using criteria as it shall determine, in its sole direction, to be appropriate for the valuation.

"Free Cash Flow" means net cash flow from operations as determined in accordance with GAAP, less the amount identified as expenditures for property, plant and equipment as presented in the Corporation's Statement of Cash Flows.

"Free Cash Flow per Share" means Free Cash Flow for a specified period divided by the average fully diluted common shares during the specified period.

"GAAP" means generally accepted accounting principles in the United States.

"Insider" means any person who is subject to the reporting obligations of Section 16(a) of the Exchange Act.

"Nonperformance-Based Award or Nonperformance-Based" means an Award that is not intended to satisfy the requirements of Section 4(b).

"Option" means a Nonqualified Stock Option or an Incentive Stock Option as described in Section 4(a)(1) or (2).

"Orders" means increases in contract values as specified in binding legal documents such as signed contracts, letters of award, notifications of award or purchase orders during a specified period.

"Participant" means an Employee who is granted an Award pursuant to this Plan so long as the Award remains outstanding.

"Percentage of Free Cash Flow to Stockholders" means the percentage of Free Cash Flow distributed to common stockholders during a specified period through dividends and stock repurchases.

"Performance-Based Awards" means an Award contemplated by Section 4(b).

"Performance Goal" means Backlog, Cash Flow, EPS, EPS Growth, Free Cash Flow per Share, Orders, Percentage of Free Cash Flow to Stockholders, ROIC, Sales, Segment Operating Profit, Segment ROIC or Total Stockholder Return, and "Performance Goals" means any combination thereof. Except as the context otherwise requires, performance under any of the Performance Goals (A) may be used to measure the performance of (i) the Corporation and its Subsidiaries on a consolidated basis, (ii) the Corporation or any Subsidiary or Subsidiaries, or any combination thereof, or (iii) any one or more segments or business units of the Corporation and its Subsidiaries, in either case as the Committee determines in its sole discretion, and (B) may be compared to the performance of one or more of the companies or one or more published or specially constructed indices designated or approved by the Committee for comparison, as the Committee determines in its sole discretion.

"Plan" means this Lockheed Martin Corporation 2011 Incentive Performance Award Plan.

"Predecessor Plan" means the Lockheed Martin Corporation Amended and Restated 2003 Incentive Performance Award Plan.

"ROIC" means return on invested capital calculated as (A) average (i) net income plus (ii) interest expense times one minus the highest marginal federal corporate tax rate, divided by (B) (i) average debt (including current maturities of long-term debt) plus (ii) average stockholders' equity, plus the postretirement amounts determined at year-end as included in the Corporation's Statement of Stockholders' Equity.

"Rule 16b-3" means Rule 16b-3 under Section 16 of the Exchange Act, as amended from time to time.

"Sales" means net sales determined in accordance with GAAP.

"SAR" means a Stock Appreciation Right as described in Section 4(a)(3).

"Segment Operating Profit" means operating profit calculated at the segment level.

"Segment ROIC" means return on invested capital at the segment level calculated as (A) average (i) Segment Operating Profit times one minus the highest marginal federal corporate tax rate, divided by (B) average segment net assets.

"Share-Based Awards" means Awards that are payable or denominated in or have a value derived from the value of, or an exercise right or conversion privilege at a price related to, shares of Stock, as described in Sections 4(a)(1) through (5).

"Share Units" means the number of units under a Share-Based Award that is payable solely in cash or is actually paid in cash, determined by reference to the number of shares of Stock by which the Share-Based Award is measured.

"Stock" means shares of common stock of the Corporation, par value $1.00 per share, subject to adjustments made under Section 7 or by operation of law.

"Subsidiary" means, as to any person, any corporation, association, partnership, joint venture or other business entity of which 50 percent or more of the voting stock or other equity interests (in the case of entities other than corporations), is owned or controlled (directly or indirectly) by that entity, or by one or more of the Subsidiaries of that entity, or by a combination thereof.

"Total Stockholder Return" means with respect to the Corporation or other entities (if measured on a relative basis), the (i) change in the market price of its common stock (as quoted in the principal market on which it is traded as of the beginning and ending of the designated period) plus dividends and other distributions paid, divided by (ii) the beginning quoted market price, all of which is adjusted for any changes in equity structure, including but not limited to stock splits and stock dividends.

(b) Financial and Accounting Terms. Except as otherwise expressly provided or the context otherwise requires, financial and accounting terms, including terms defined herein as Performance Goals, are used as defined for purposes of, and shall be determined in accordance with, GAAP and as derived from the consolidated financial statements of the Corporation, prepared in the ordinary course of business and filed with the Securities and Exchange Commission from time to time.

(c) Rules of Construction. For purposes of this Plan and the Award Agreements, unless otherwise expressly provided or the context otherwise requires, the terms defined in this Plan include the plural and the singular, and pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. For purposes of any Award Agreements, payments that will be made "as soon as practicable" after a specified event must be made within 90 days of the applicable event.

SECTION 3. Eligibility.

Any one or more Awards may be granted to any individual who is an Employee on the Date of Grant and who is designated by the Committee to receive an Award, provided that no individual who beneficially owns Stock possessing five percent or more of the combined voting power of all classes of stock of the Corporation shall be eligible to participate in this Plan.

SECTION 4. Awards.

(a) Type of Awards. The Committee may grant any of the following types of Awards, either singly or in combination with other Awards:

(1) *Nonqualified Stock Options.* A Nonqualified Stock Option is an Award in the form of an option to purchase Stock that is not intended to comply with the requirements of Code Section 422 or any successor provision of the Code. The exercise price of each Nonqualified Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the Date of Grant of the Option. All Nonqualified Stock Options shall be treated as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(2) *Incentive Stock Options.* An Incentive Stock Option is an Award in the form of an option to purchase Stock that is intended to comply with the requirements of Code Section 422 or any successor provision of the Code. The exercise price of each Incentive Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the Date of Grant of the Option. To the extent that the aggregate "fair market value" of Stock with respect to which one or more incentive stock options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Corporation or of other entities referenced in Code Section 422(d)(1), the options shall be treated as Nonqualified Stock Options. For this purpose, the "fair market value" of the Stock subject to options shall be determined as of the Date of Grant of the Options. All Incentive Stock Options shall be treated as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(3) *Stock Appreciation Rights.* A Stock Appreciation Right or SAR is an Award in the form of a right to receive, upon surrender of the right, but without other payment, an amount based on appreciation in the value of Stock over a base price established in the Award, payable in cash, Stock or such other form or combination of forms of payout, at times and upon conditions as may be approved by the Committee. The minimum base price of a SAR granted under this Plan shall be the Fair Market Value of the underlying Stock on the Date of Grant of the SAR, or, in the case of a SAR related to an Option (whether already outstanding or concurrently granted), the exercise price of the related Option. All SARs shall be treated as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(4) *Restricted Stock.* Restricted Stock is an Award of shares of Stock of the Corporation that are issued, but subject to restrictions on transfer and/or such other restrictions on incidents of ownership as the Committee may determine. Awards of Restricted Stock to Executive Officers that are either granted or vest

upon attainment of one or more of the Performance Goals shall only be granted as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(5) *Stock Units.* A Stock Unit is an Award payable in cash or Stock and represented by a bookkeeping entry where the amount represented by the bookkeeping entry for each Stock Unit equals the Fair Market Value of a share of Stock on the Date of Grant and which amount shall be subsequently increased or decreased to reflect the Fair Market Value of a share of Stock on any date from the Date of Grant up to the date the Stock Unit is paid to the Participant in cash or Stock. Stock Units are not outstanding shares of Stock and do not entitle a Participant to voting or other rights with respect to Stock; provided, however, that an Award of Stock Units may provide for the crediting of an amount in cash equal to the dividends paid on Stock while the Award is outstanding or the crediting of additional Stock Units based on the value of dividends paid on Stock while the Award is outstanding, subject in each case to the vesting, forfeiture and Performance Goals applicable to the underlying Stock Units. Awards of Stock Units to Executive Officers that are either granted or vest upon attainment of one or more of the Performance Goals shall only be granted as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(6) *Cash-Based Awards.* Cash-Based Awards are Awards that provide Participants with the opportunity to earn a cash payment based upon the level of performance of the Corporation relative to one or more Performance Goals established by the Committee for an award cycle of more than one but not more than five years. For each award cycle, the Committee shall determine the size of the Awards, the Performance Goals, the performance targets as to each of the Performance Goals, the level or levels of achievement necessary for award payments and the weighting of the Performance Goals, if more than one Performance Goal is applicable. Cash-Based Awards to Executive Officers that are either granted or become vested, exercisable or payable based on attainment of one or more Performance Goals shall only be granted as Performance-Based Awards subject to the applicable restrictions under Section 4(b).

(b) Special Performance-Based Awards. Without limiting the generality of the foregoing, any of the types of Awards listed in Section 4(a) may be granted as awards that satisfy the requirements for "performance-based compensation" within the meaning of Code Section 162(m) ("Performance-Based Awards"), the grant, vesting, exercisability or payment of which depends on the degree of achievement of the Performance Goals relative to pre-established target levels. Notwithstanding anything contained in this Section 4(b) to the contrary, any Option or SAR shall be subject only to the requirements of Section 4(b)(1) and Sections 4(c)(1) and (2) below in order for such Awards to satisfy the requirements for Performance-Based Awards under this Section 4(b) (with such Awards referred to as a "Qualifying Option" or a "Qualifying Stock Appreciation Right," respectively). With the exception of any Qualifying Option or Qualifying Stock Appreciation Right, an Award that is intended to satisfy the requirements of this Section 4(b) shall be designated as a Performance-Based Award at the time of grant. Nothing in this Plan shall limit the ability of the Committee to grant Options or SARs with an exercise price or a base price greater than Fair Market Value on the Date of Grant or to make the vesting of the Options or SARs subject to Performance Goals or other business objectives or conditions.

(1) *Eligible Class.* The eligible class of persons for Awards under this Section 4(b) shall be all Employees.

(2) *Performance Goals.* The performance goals for any Awards under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) shall be, on an absolute, average or relative basis, one or more of the Performance Goals. The specific performance target(s) with respect to Performance Goal(s) must be established by the Committee in advance of the deadlines applicable under Code Section 162(m) and while the performance relating to the Performance Goal(s) remains substantially uncertain.

(3) *Committee Certification.* Before any Performance-Based Award under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) is paid, the Committee must certify in writing (by resolution or otherwise) that the applicable Performance Goal(s) and any other material terms of the Performance-Based Award were satisfied; provided, however, that a Performance-

Based Award may be paid without regard to the satisfaction of the applicable Performance Goal in the event of a Change in Control as provided in Section 7(b).

(4) *Terms and Conditions of Awards; Committee Discretion to Reduce Performance Awards.* The Committee shall have discretion to determine the conditions, restrictions or other limitations, in accordance with and subject to the terms of this Plan and Code Section 162(m), on the payment of individual Performance-Based Awards under this Section 4(b). To the extent set forth in an Award Agreement, the Committee may reserve the right to reduce the amount payable in accordance with any standards or on any other basis (including the Committee's discretion), as the Committee may determine.

(5) *Adjustments for Material Changes.* The Committee shall have the right to specify any adjustment that it deems necessary or appropriate to any Performance Goals and/or performance targets to take into account or exclude any extraordinary gain or loss or other event that is considered an extraordinary item under GAAP, provided that the Committee exercises this right to specify the adjustment at the time the Performance Goals and/or performance targets are established under this Section 4(b). In addition, the Committee shall have the right to specify any adjustment that it deems necessary or appropriate to take into account or exclude any other gain or loss or event recognized under any accounting policy or practice affecting the Corporation and/or any Performance Goals or performance targets, provided that the Committee exercises this right to exclude or take such gain or loss or event into account at the time the related Performance Goals and/or performance targets are established under this Section 4(b).

(6) *Interpretation.* Except as specifically provided in this Section 4(b), the provisions of this Plan and any Award Agreement shall be interpreted and administered by the Committee in a manner consistent with the requirements for qualification of Performance-Based Awards granted to Executive Officers as "performance-based compensation" under Code Section 162(m) and the regulations thereunder.

(c) Individual Limits.

(1) *Share-Based Awards.* The maximum number of shares of Stock that are issuable under this Plan pursuant to Options, SARs payable in shares of Stock, Restricted Stock and Stock Units payable in shares of Stock (described under Section 4(a)(5)) that are granted as Performance-Based Awards during any calendar year to any Participant shall not exceed 1,000,000, subject to adjustment as provided in Section 7; provided, that the maximum number of shares of Stock that may be granted as Restricted Stock Awards during any calendar year to any Participant under this Plan (including as Performance-Based Awards) shall not exceed 750,000 shares, subject to adjustment as provided in Section 7. Awards that are canceled during the year shall be counted against these limits.

(2) *Share Unit and Cash Only SAR Awards.* The aggregate number of Share Units that are issuable as Stock Units payable in cash only or SARs payable in cash only during any calendar year to any Participant as Performance-Based Awards shall not exceed 300,000, subject to adjustment as provided in Section 7. Awards that are canceled due to expiration or forfeiture during the year shall be counted against this limit.

(3) *Cash-Based Awards.* The aggregate amount of compensation to be paid to any Participant in respect of those Cash-Based Awards that are granted during any calendar year as Performance-Based Awards shall not exceed $10,000,000.

(d) Maximum Term of Awards. No Award that contemplates exercise or conversion may be exercised or converted to any extent, and no other Award that defers vesting, shall remain outstanding and unexercised, unconverted or unvested more than ten years after the Date of Grant of the Award.

(e) Code Section 409A. It is the intent of the Corporation that no Award under this Plan be subject to taxation under Section 409A(a)(1) of the Code. Accordingly, if the Committee determines that an Award granted under this Plan is subject to Section 409A of the Code, such Award shall be interpreted and administered to meet the requirements of Sections 409A(a)(2), (3) and (4) of the Code and thus to be exempt from taxation under Section 409A(a)(1) of the Code.

SECTION 5. Shares of Stock and Share Units Available Under Plan.

(a) Aggregate Share Limit for Share-Based Awards. Subject to adjustment as provided in this Section 5 or Section 7, the maximum number of shares of Stock that may be subject to Options (including Incentive Stock Options), SARs payable in shares of Stock, Restricted Stock and Stock Units payable in shares of Stock granted or issued under this Plan is 8,000,000, plus the number of shares of Stock reserved for future awards under the Predecessor Plan as of February 24, 2011, plus the number of shares of Stock subject to awards outstanding under the Predecessor Plan as of February 24, 2011 that thereafter are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture of the award, whether or not the individual holding the award received or was credited with benefits of ownership (such as dividend or dividend equivalents or voting rights) during the period in which the individual's ownership was restricted or otherwise not vested, including shares of Stock subject to restricted stock awards that are subsequently reacquired by the Corporation due to termination, expiration or forfeiture.

(b) Restriction on Recycling or Reissue of Shares and Share Units. Shares of Stock issued upon the exercise of an Award or the vesting of an Award may not be used for a subsequent Award under this Plan. Any unexercised, unconverted or undistributed portion of any Award made under this Plan or any stock-based award under the Predecessor Plan resulting from termination, expiration or forfeiture of that Award shall again be available for Award under Section 5(a), whether or not the Participant has received or been credited with benefits of ownership (such as dividends, dividend equivalents or voting rights) during the period in which the Participant's ownership was restricted or otherwise not vested. Shares of Stock that are issued pursuant to Restricted Stock Awards and subsequently reacquired by the Corporation due to termination, expiration or forfeiture of the Award also shall be available for reissuance under this Plan. Shares of Stock subject to an Award that are reacquired by the Corporation to satisfy a withholding obligation of the Participant under Section 5(g) shall not be available for reissue. With respect to SARs payable in shares of Stock, the number of shares of Stock subject to an Award shall be counted against the number of shares of Stock available for issuance under this Plan regardless of the number of shares of Stock actually issued to settle the SARs upon exercise.

(c) Interpretive Issues. Additional rules for determining the number of shares of Stock or Share Units authorized under this Plan or available for grant or issuance from time to time may be adopted by the Committee, as it deems necessary or appropriate.

(d) Source of Shares; No Fractional Shares. The Stock that may be issued pursuant to an Award under this Plan may be authorized but unissued Stock or Stock acquired by the Corporation or any of its Subsidiaries, subsequently or in anticipation of a transaction under this Plan, in the open market or in privately negotiated transactions. No fractional shares of Stock shall be issued under this Plan, but fractional interests may be accumulated pursuant to the terms of an Award.

(e) Consideration. The Stock issued under this Plan may be issued (subject to Section 10(d)) for any lawful form of consideration, the value of which equals the par value of the Stock or such greater or lesser value as the Committee, consistent with Sections 10(d), may require.

(f) Purchase or Exercise Price; Withholding. The exercise or purchase price (if any) of the Stock issuable pursuant to any Award and any withholding obligation under applicable tax laws shall be paid in cash or, subject to the Committee's express authorization and the terms, restrictions, conditions and procedures as the Committee may in its sole discretion impose (subject to Section 10(d)), any one or combination of (i) cash, (ii) the delivery of shares of Stock, (iii) a reduction in the number of Shares of Stock issuable or cash payable pursuant to such Award, (iv) the delivery of a promissory note or other obligation for the future payment in money, or (v) in the case of purchase price only, labor or service as an Employee to be performed or actually performed. In the case of a payment by the means described in clause (ii) or (iii) above, the Stock to be so delivered or offset shall be determined by reference to the Fair Market Value of the Stock on the date as of which the payment or offset is made. Notwithstanding the foregoing, no Insider shall be permitted to satisfy the purchase or exercise price or withholding obligation with respect to an Award by using a method of payment otherwise authorized under this Plan or an Award Agreement if such method of payment would constitute a personal loan under Section 13(k) of the Exchange Act. If an Award Agreement to a Participant who is not an Insider authorizes a method of payment that would constitute a personal loan under Section 13(k) of the Exchange Act and the Participant subsequently becomes an Insider, then the payment method will no longer be available to the Participant and the Committee shall take whatever steps are necessary to make such payment method void as to such Participant, including but not limited to requiring the immediate payment of any note or loan previously obtained in connection with an Award.

(g) Cashless Exercise. Subject to any restrictions on Insiders pursuant to Section 13(k) of the Exchange Act, the Committee may permit the exercise of an Award and payment of any applicable withholding tax in respect of an Award by delivery of notice, subject to the Corporation's receipt from a third party of payment (or commitment to make payment) in full in cash for the exercise price and the applicable withholding prior to issuance of Stock, in the manner and subject to the procedures as may be established by the Committee.

SECTION 6. Award Agreements.

Each Award under this Plan shall be evidenced by an Award Agreement in a form approved by the Committee setting forth, in the case of Share-Based Awards, the number of shares of Stock or Share Units, as applicable, subject to the Award, and the price (if any) and term of the Award and, in the case of Performance-Based Awards (other than a Qualifying Option or a Qualifying Stock Appreciation Right), the applicable Performance Goals. The Award Agreement also shall set forth (or incorporate by reference) other material terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of this Plan.

(a) Mandatory Provisions for Options and SARs. Award Agreements for Options and SARs payable in stock shall be deemed to contain the following provisions:

(1) *Vesting*: A provision providing for a minimum vesting schedule pursuant to which no Award of Options may become fully exercisable prior to the third anniversary of the Date of Grant, and to the extent an Award provides for vesting in installments over a period of no less than three years, no portion of an Award of Options may become exercisable prior to the first anniversary of the Date of Grant. In the event that the Participant is not an Employee on the date on which an Option would otherwise vest and become exercisable, the Options subject to that vesting date will be forfeited. Notwithstanding the foregoing, (i) any Award Agreement governing Options may provide for any additional vesting requirements, including but not limited to longer periods of required employment or the achievement of Performance Goals; (ii) any Award Agreement may provide that all or a portion of the Options subject to an Award vest immediately or, alternatively, vest in accordance with the vesting schedule but without regard to the requirement for continued employment with the Corporation (or a Subsidiary) in the event of a Change in Control, or in the case of termination of employment with the Corporation (or a Subsidiary) due to death, disability, layoff, retirement or divestiture, or in the case of a vesting period longer than three years, vest and become exercisable or fail to be forfeited and continue to vest in accordance with the schedule in the Award Agreement prior to the expiration of any period longer than three years for any reason designated by the Committee; and (iii) any Award Agreement may provide that employment by another entity be treated as employment by the Corporation (or a Subsidiary) in the event a Participant terminates employment with the Corporation (or a Subsidiary) on account of a divestiture. No Award Agreement may provide for accelerated vesting of Options on account of layoff beyond vesting of up to the portion of the vesting period from the Date of Grant to the date on which a Participant's employment terminates. The vesting requirements of this Section 6(a) shall also apply to Award Agreements governing SARs.

(2) *Option and SAR Holding Period*: Subject to the authority of the Committee under Section 7, a minimum six-month period shall elapse between the date of initial grant of any Option or SAR paid in Stock and the sale of the underlying shares of Stock, and the Corporation may impose legend and other restrictions on the Stock issued on exercise of the Options or SARs to enforce this requirement.

(3) *No Waivers*: A provision that neither the Committee nor the Board of Directors has retained the authority to waive the requirements set forth in Sections 6(a)(1).

(b) Mandatory Provisions for Restricted Stock and Stock Units Payable in Stock. Award Agreements for Restricted Stock and Stock Units payable in Stock shall be deemed to contain the following provisions:

(1) *Vesting*: A provision prohibiting the sale of any shares of Restricted Stock granted under an Award prior to the third anniversary of the Date of Grant of the Award and requiring the forfeiture of all shares of Restricted Stock subject to the Award in the event that the Participant does not remain an Employee for at least three years following the Date of Grant of the Restricted Stock; provided, that (i) any Award Agreement governing Restricted Stock may provide for any additional vesting or forfeiture requirements, including but not limited to longer periods of required employment or the achievement of Performance Goals; and (ii) any Award Agreement may provide that Restricted Stock vests and any forfeiture provisions lapse prior to the third anniversary of the Date of Grant (A) in the event of a termination of employment following a Change in Control (except that vesting may occur upon or following a Change in Control without regard to termination of employment in the case of an employee who immediately prior to the Change in Control was not an officer of the Corporation who had been elected as such by the Board), (B) in the case of termination of employment with the Corporation (or a Subsidiary) due to death, disability, layoff, retirement or divestiture, (C) for the purpose of satisfying any tax withholding requirement, or (D) in the case of a vesting or forfeiture period longer than three years, prior to the expiration of any period longer than three years for any reason designated by the Committee. No Award Agreement may provide for accelerated vesting of Restricted Stock on account of layoff beyond vesting of up to the portion of the vesting period from the Date of Grant to the date on which a Participant's employment terminates. Dividends that become payable on Restricted Stock will not be payable to the Participant but shall be accrued and held by the Corporation until such time as the restrictions lapse on the underlying Restricted Stock and the shares become transferrable, at which time the accrued dividends shall be paid to the Participant. The vesting and forfeiture requirements of this Section 6(b) shall also apply to Award Agreements governing Stock Units payable in Stock unless the Stock Units are granted in conjunction with, or are part of another Award.

(2) *No Waivers*: A provision that neither the Committee nor the Board of Directors has retained the authority to waive the requirements set forth in Section 6(b)(1).

(c) Mandatory Provisions Applicable to All Award Agreements. Award Agreements shall be subject to the terms of this Plan and shall be deemed to include the following terms, unless the Committee in the Award Agreement consistent with applicable legal considerations, provides otherwise:

(1) *Non-assignability*: The Award shall not be assignable nor transferable, except by will or by the laws of descent and distribution, and during the lifetime of a Participant, the Award shall be exercised only by the Participant or by his or her guardian or legal representative. The designation of a Beneficiary hereunder shall not constitute a transfer prohibited by the foregoing provisions.

(2) *Rights as Stockholder*: A Participant shall have no rights as a holder of Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of the securities. Except in the case of Restricted Stock and except as provided in Section 7, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend equivalents or similar economic benefits.

(3) *Withholding*: Each Participant shall be responsible for payment of any taxes or similar charges required by law to be withheld from an Award, or an amount paid in satisfaction of an Award and these obligations shall be paid by the Participant on or prior to the payment of the Award. In the case of an Award payable in cash, the withholding obligation shall be satisfied by withholding the applicable amount and paying the net amount in cash to the Participant. In the case of an Award paid in shares of Stock, a Participant shall satisfy the withholding obligation as provided in Section 5(g).

(d) Other Provisions. Award Agreements may include other terms and conditions as the Committee shall approve, including but not limited to the following:

(1) *Other Terms and Conditions*: Any other terms not inconsistent with the terms of this Plan as are necessary, appropriate, or desirable to effect an Award to a Participant, including provisions describing the treatment of an Award in the event of the death, disability, layoff, retirement, divestiture or other termination of a Participant's employment with or services to the Corporation or a Subsidiary, any

provisions relating to the vesting, exercisability, forfeiture or cancellation of the Award, any requirements for continued employment, any other restrictions or conditions (including performance requirements and holding periods) of the Award and the method by which the restrictions or conditions lapse, procedures acceptable to the Committee (if any) with respect to the effect on the Award of a Change in Control, subject, in the case of Performance-Based Awards, to the requirements for "performance-based compensation" under Code Section 162(m) and in the case of Options, SARs payable in shares of Stock, Restricted Stock and Stock Units payable in shares of Stock, to the requirements of Sections 6(a), (b) and (7).

(2) *Non-competition and non-solicitation clause*: A provision or provisions requiring the forfeiture or recoupment of an Award (whether or not vested) on account of activities deemed by the Committee in its sole discretion to be harmful to the Corporation, including but not limited to employment with a competitor, misuse of the Corporation's proprietary or confidential information, or solicitation of the Corporation's employees.

(3) *Claw-back*: A provision entitling the Corporation to recoup any Award (whether or not vested) or value received for an Award under circumstances specified in the Award Agreement or regulations, rules or interpretations of the Securities and Exchange Commission or other applicable law.

(e) Contract Rights, Forms and Signatures. Any obligation of the Corporation to any Participant with respect to an Award shall be based solely upon contractual obligations created by this Plan and an Award Agreement. Subject to the provisions of Section 8(h), no Award shall be enforceable until the Award Agreement or an acknowledgement of receipt has been signed by the Participant and on behalf of the Corporation by an Executive Officer (other than the recipient) or his or her delegate. By executing the Award Agreement or otherwise providing an acknowledgement of receipt, a Participant shall be deemed to have accepted and consented to the terms of this Plan and any action taken in good faith under this Plan by and within the discretion of the Committee, the Board of Directors or their delegates. Unless the Award Agreement otherwise expressly provides, there shall be no third party beneficiaries of the obligations of the Corporation to the Participant under the Award Agreement.

SECTION 7. Adjustments; Change in Control; Acquisitions.

(a) Adjustments. If there shall occur any recapitalization, stock dividend, stock split (including a stock split in the form of a stock dividend), reverse stock split, merger, combination, consolidation, or other reorganization or any extraordinary dividend or other extraordinary distribution in respect of the Stock (whether in the form of cash, Stock or other property), or any split-up, spin-off, split-off, extraordinary redemption, or exchange of outstanding Stock, or there shall occur any other similar corporate transaction or event in respect of the Stock, or a sale of all or substantially all the assets of the Corporation as an entirety, then the Committee shall, in the manner and to the extent, if any, as it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, and taking into consideration the effect of the event on the holders of the Stock, proportionately adjust any or all of the following:

(1) the number and type of shares of Stock and Share Units that thereafter may be made the subject of Awards (including the specific maximum and numbers of shares of Stock or Share Units set forth elsewhere in this Plan),

(2) the number and type of shares of Stock, Share Units, cash or other property subject to any or all outstanding Awards,

(3) the grant, purchase or exercise price, or conversion ratio of any or all outstanding Awards, or of the Stock, other property or Share Units underlying the Awards,

(4) the securities, cash or other property deliverable upon exercise or conversion of any or all outstanding Awards,

(5) subject to Section 4(b), the Performance Goals or other standards appropriate to any outstanding Performance-Based Awards, or

(6) any other terms as are affected by the event.

Notwithstanding the foregoing, in the case of an Incentive Stock Option, no adjustment shall be made that would cause this Plan to violate Section 424(a) of the Code or any successor provisions thereto, without the written consent of the Participant adversely affected thereby. The Committee may act prior to an event described in this Section 7(a) (including at the time of an Award by means of more specific provisions in the Award Agreement) if deemed necessary or appropriate to permit the Participant to realize the benefits intended to be conveyed by an Award in respect of the Stock in the case of an event described in Section 7(a).

(b) Change in Control. The Committee may, in the Award Agreement, provide for the effect of a Change in Control on an Award. Such provisions may include but are not limited to any one or more of the following with respect to any or all Awards: (i) the specific consequences of a Change in Control on the Awards; (ii) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from, the Awards; (iii) a reservation of the Committee's right to determine in its discretion at any time that there shall be full acceleration or no acceleration of benefits under the Awards; (iv) that only certain or limited benefits under the Awards shall be accelerated; (v) that the Awards shall be accelerated for a limited time only; or (vi) that acceleration of the Awards shall be subject to additional conditions precedent (such as a termination of employment following a Change in Control).

In addition to any action required or authorized by the terms of an Award, the Committee may take any other action it deems appropriate to ensure the equitable treatment of Participants in the event of or in anticipation of a Change in Control, including but not limited to any one or more of the following with respect to any or all Awards: (i) the waiver of conditions on the Awards that were imposed for the benefit of the Corporation; (ii) provision for the cash settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of a Change in Control; (iii) provisions for the assumption or continuation of the Award and the substitution for shares of stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares, exercise or conversion price and conditions of the Award; or (iv) such other modification or adjustment to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following a Change in Control. The Committee also may accord any Participant a right to refuse any acceleration of exercisability, vesting or benefits, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve.

Notwithstanding the foregoing provisions of this Section 7(b) or any provision in an Award Agreement to the contrary, if any Award to any Insider is accelerated to a date that is less than six months after the Date of Grant, the Committee may prohibit a sale of the underlying Stock (other than a sale by operation of law), and the Corporation may impose legend and other restrictions on the Stock to enforce this prohibition.

(c) Change in Control Definition. For purposes of this Plan, a "Change in Control" shall include and be deemed to occur upon one or more of the following events:

(1) A tender offer or exchange offer is consummated for the ownership of securities of the Corporation representing 25 percent or more of the combined voting power of the Corporation's then outstanding voting securities entitled to vote in the election of directors of the Corporation.

(2) The consummation of a merger, combination, consolidation, recapitalization, or other reorganization of the Corporation with one or more other entities that are not Subsidiaries if, as a result of the consummation of the merger, combination, consolidation, recapitalization or other reorganization, less than 75 percent of the outstanding voting securities of the surviving or resulting corporation shall immediately after the event be owned in the aggregate by the stockholders of the Corporation (directly or indirectly), determined on the basis of record ownership as of the date of determination of holders entitled to vote on the action (or in the absence of a vote, the day immediately prior to the event).

(3) Any person (as this term is used in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, but excluding any person described in and satisfying the conditions of Rule 13d-1(b)(1) thereunder), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities

of the Corporation representing 25 percent or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation.

(4) At any time within any period of two years after a tender offer, merger, combination, consolidation, recapitalization, or other reorganization or a contested director election, or any combination of these events, the "Incumbent Directors" shall cease to constitute at least a majority of the authorized number of members of the Board. For purposes hereof, "Incumbent Directors" shall mean the persons who were members of the Board immediately before the first of these events and the persons who were elected or nominated as their successors or pursuant to increases in the size of the Board by a vote of at least three-fourths of the Board members who were then Board members (or successors or additional members so elected or nominated).

(5) The stockholders of the Corporation approve a plan of liquidation and dissolution of the Corporation, or a sale or transfer of all or substantially all of the Corporation's business and/or assets as an entirety to an entity that is not a Subsidiary is consummated.

Notwithstanding the foregoing, in the event the Committee determines that an Award could be subject to taxation under Section 409A(a)(1) of the Code, a Change in Control shall have no effect on the Award unless the Change in Control also would constitute a change in the ownership or effective control of the Corporation or in the ownership of a substantial portion of the assets of the Corporation within the meaning of Section 409A(a)(2)(A)(v) of the Code.

(d) Business Acquisitions. Awards may be granted under this Plan on terms and conditions as the Committee considers appropriate, which may differ from those otherwise required by this Plan, to the extent necessary to reflect a substitution for or assumption of stock incentive awards held by employees of other entities who become Employees of the Corporation or a Subsidiary as the result of a merger, consolidation or business combination of the employing entity with, or the acquisition of assets or stock of the employing entity by, the Corporation or a Subsidiary, directly or indirectly.

SECTION 8. Administration.

(a) Committee Authority and Structure. This Plan and all Awards granted under this Plan shall be administered by the Management Development and Compensation Committee of the Board or such other committee of the Board as may be designated by the Board and constituted so as to permit this Plan to comply with the disinterested administration requirements of Rule 16b-3 under the Exchange Act and the "outside director" requirement of Code Section 162(m). The Board shall designate the members of the Committee. Notwithstanding the foregoing, any action taken under this Plan by the Management Development and Compensation Committee of the Board or such other committee of the Board as may be designated by the Board to administer this Plan and Awards granted under this Plan shall be valid and effective whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 8(a) or otherwise provided in any charter of the Committee.

(b) Selection and Grant. The Committee shall have the authority to determine the Employees to whom Awards will be granted under this Plan, the type of Award or Awards to be made, and the nature, amount, pricing, timing, and other terms of Awards to be made to any one or more of these individuals, subject to the terms of this Plan.

(c) Construction and Interpretation. The Committee shall have the power to interpret and administer this Plan and Award Agreements, and to adopt, amend and rescind related rules and procedures. All questions of interpretation and determinations with respect to this Plan, the number of shares of Stock, SARs, or Share Units or other Awards granted, and the terms of any Award Agreements, the adjustments required or permitted by Section 7, and other determinations hereunder shall be made by the Committee and its determination shall be final and conclusive upon all parties in interest. In the event of any conflict between an Award Agreement and any non-discretionary provisions of this Plan, the terms of this Plan shall govern.

(d) Limited Authority of Committee to Change Terms of Awards. In addition to the Committee's authority under other provisions of this Plan (including Sections 7 and 9), the Committee shall have the authority to accelerate the exercisability or vesting of an Award, to extend the term or waive early termination provisions of an Award (subject to the maximum ten-year term under Section 4(d)), and to waive the Corporation's rights with respect to an Award or restrictive conditions of an Award (including forfeiture conditions), in any case in such circumstances as the Committee deems appropriate. Notwithstanding the foregoing, the Committee's authority under this Section 8(d) is subject to any express limitations of this Plan (including under Sections 6(a), 6(b), 7 and 9) and this Section 8(d) does not authorize the Committee to accelerate exercisability or vesting or waive early termination provisions if that acceleration or waiver would be inconsistent with the mandatory vesting requirements set forth in Sections 6(a)(1) and 6(b)(1).

(e) Rule 16b-3 Conditions; Bifurcation of Plan. It is the intent of the Corporation that this Plan and Share-Based Awards hereunder satisfy and be interpreted in a manner, that, in the case of Participants who are or may be Insiders, satisfies any applicable requirements of Rule 16b-3, so that these persons will be entitled to the benefits of Rule 16b-3 or other exemptive rules under Section 16 under the Exchange Act and will not be subjected to avoidable liability thereunder as to Awards intended to be entitled to the benefits of Rule 16b-3. If any provision of this Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 8(e), that provision to the extent possible shall be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed disregarded as to Awards intended as Rule 16b-3 exempt Awards. Notwithstanding anything to the contrary in this Plan, the provisions of this Plan may at any time be bifurcated by the Board or the Committee in any manner so that certain provisions of this Plan or any Award Agreement intended (or required in order) to satisfy the applicable requirements of Rule 16b-3 are only applicable to Insiders and to those Awards to Insiders intended to satisfy the requirements of Rule 16b-3.

(f) Delegation and Reliance. The Committee may delegate to the officers or employees of the Corporation the authority to execute and deliver those instruments and documents, to do all acts and things, and to take all other steps deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purpose, except that the Committee may not delegate any discretionary authority to grant or amend an Award or with respect to substantive decisions or functions regarding this Plan or Awards as these relate to the material terms of Performance-Based Awards to Executive Officers or to the timing, eligibility, pricing, amount or other material terms of Awards to Insiders. In making any determination or in taking or not taking any action under this Plan, the Board and the Committee may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. No director, officer, employee or agent of the Corporation shall be liable for any such action or determination taken or made or omitted in good faith.

(g) Exculpation and Indemnity. Neither the Corporation nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under this Plan, or in the interpretation, administration or application of this Plan, shall have any liability to any party for any action taken or not taken in good faith under this Plan or for the failure of an Award (or action in respect of an Award) to satisfy Code requirements as to incentive stock options or to realize other intended tax consequences, to qualify for exemption or relief under Rule 16b-3 or to comply with any other law, compliance with which is not required on the part of the Corporation.

(h) Notices, Signature, Delivery. Whenever a signature, notice or delivery of a document, or acknowledgement of receipt of a document, is required or appropriate under this Plan or pursuant to an Award Agreement, signature, notice, delivery or acknowledgement may be accomplished by paper or written format, or, subject to Section 10(d), by electronic means. In the event electronic means are used for the signature, notice or delivery of a document, or a acknowledgement of receipt of a document, the electronic record or confirmation of that signature, notice, delivery or acknowledgement maintained by or on behalf of the Corporation shall for purposes of this Plan and any applicable Award Agreement be treated as if it was a written signature, notice or acknowledgement and was delivered in the manner provided herein for a written document.

SECTION 9. Amendment and Termination of this Plan.

The Board of Directors may at any time terminate, suspend or discontinue this Plan. The Board of Directors may amend this Plan at any time, provided that any material amendment to this Plan will not be effective unless approved by the Corporation's stockholders. For this purpose, a material amendment is any amendment that would (i) materially increase the number of shares of Stock available under this Plan or issuable to a Participant (other than a change in the number of shares made pursuant to Section 7); (ii) change the types of awards that may be granted under this Plan; (iii) expand the class of persons eligible to receive awards or otherwise participate in this Plan; (iv) reduce the price at which an Option is exercisable or the base price of a SAR, either by amendment of an Award Agreement or by substitution of a new Award at a reduced price (other than as permitted in Section 7); or (v) require stockholder approval pursuant to the New Stock Exchange Listed Company Manual (so long as the Corporation is a listed company on the New York Stock Exchange) or applicable law. The Committee may at any time alter or amend any or all Award Agreements under this Plan in any manner that would be authorized for a new Award under this Plan, including but not limited to any manner set forth in Section 8(d) (subject to any applicable limitations thereunder), so long as such an amendment would not require approval of the Corporation's stockholders, if such amendment was made to this Plan. Notwithstanding the foregoing, no such action by the Board or the Committee shall, in any manner adverse to a Participant other than as expressly permitted by the terms of an Award Agreement, affect any Award then outstanding and evidenced by an Award Agreement without the consent in writing of the Participant or a Beneficiary who has become entitled to an Award thereunder.

SECTION 10. Miscellaneous.

(a) Unfunded Plan. This Plan shall be unfunded. Neither the Corporation, the Board of Directors nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to this Plan. Neither the Corporation, the Board of Directors, nor the Committee shall be deemed to be a trustee of any amounts to be paid or securities to be issued under this Plan.

(b) Rights of Employees.

(1) *No Right to an Award.* Status as an Employee shall not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or to Employees generally. Status as a Participant shall not entitle the Participant to any additional future Awards.

(2) *No Assurance of Employment.* Nothing contained in this Plan (or in any other documents related to this Plan or to any Award) shall confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary or constitute any contract (of employment or otherwise) or limit in any way the right of the Corporation or any Subsidiary to change a person's compensation or other benefits or to terminate the employment of a person with or without cause.

(c) Effective Date; Duration. This Plan has been adopted by the Board of Directors of the Corporation and shall become effective upon and shall be subject to the approval of the Corporation's stockholders. This Plan shall remain in effect until any and all Awards under this Plan have been exercised, converted or terminated under the terms of this Plan and applicable Award Agreements. Notwithstanding the foregoing, no Award may be granted under this Plan after April 27, 2021. Notwithstanding the foregoing, any Award granted under this Plan on or prior to April 27, 2021 may be amended after such date in any manner that would have been permitted prior to such date, except that no such amendment shall increase the number of shares of Stock or Stock Units subject to, comprising or referenced in such Award (other than in accordance with Section 7(a)).

(d) Compliance with Laws. This Plan, Award Agreements, and the grant, exercise, conversion, operation and vesting of Awards, and the issuance and delivery of shares of Stock and/or other securities or property or the payment of cash under this Plan, Awards or Award Agreements, are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal insider trading, registration, reporting and other securities laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable to comply with all legal requirements. Any securities delivered under this Plan shall be subject to such restrictions (and the person acquiring such securities shall, if requested by the Corporation, provide such evidence, assurance and representations to the Corporation as to compliance with any thereof) as counsel to the Corporation may deem necessary or desirable to assure compliance with all applicable legal requirements.

(e) Applicable Law. This Plan, Award Agreements and any related documents and matters shall be governed by and in accordance with the laws of the State of Maryland, except as to matters of federal law.

(f) Awards to Participants Outside the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws of other countries in which the Corporation and its Subsidiaries operate or have employees, the Committee shall have the authority to modify the terms and conditions of Awards granted to Employees outside the United States to comply with applicable foreign laws and to take any action, before or after an Award is made, that it deems necessary or advisable to obtain approval or comply with local government, regulatory, tax, exemption, approval or other requirements.

(g) Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Corporation, the Board of Directors or the Committee to grant awards or authorize any other compensation, with or without reference to the Stock, under any other plan or authority.

DIRECTIONS TO ANNUAL MEETING LOCATION

Southern Maryland Higher Education Center
44219 Airport Road, Building II
City of California, State of Maryland 20619

The Southern Maryland Higher Education Center ("Center") is located on its own 24-acre site within the Wildewood Professional and Technology Park in the City of California, State of Maryland. The building is about one-half mile west of Route 235 on Airport Road. The Center is centrally located, approximately six miles north of the Patuxent River Naval Air Base, 22 miles south of Prince Frederick, and 35 miles south of Waldorf.

From Baltimore via Capital Beltway (College Park) (EAST ROUTE)

- From Route 95-South pickup beltway (Inner Loop) heading east to Pennsylvania Avenue (Route 4 South).
- Proceed approximately 50 miles to Solomons Island.
- At Solomons Island, follow Route 4 across the bridge into St. Mary's County.
- Proceed approximately 4 miles to the intersection of Route 4 and Route 235.
- Turn Right on Route 235 North (Three Notch Road).
- Turn left on Airport Road (at Outback Steak House).
- Southern Maryland Higher Education Center is approximately ½ mile on the left across from the airport runway.

From Bethesda via Capital Beltway (Alexandria) (WEST ROUTE)

- Pickup beltway (Outer Loop) heading South to Northern Virginia.
- If traveling from Reagan National Airport, proceed South on Route 1 to pickup beltway south of Alexandria.
- Cross Woodrow Wilson Bridge into Maryland.
- Proceed to Route 5. Take Route 5 South to Waldorf.
- From Waldorf, proceed to Route 235 South (approximately 22 miles). Route 5 continues on Route 238 – be sure to veer left on Route 235.
- Follow Route 235 South (Three Notch Road) approximately 13 miles to Wildewood Shopping Center at Airport Road.
- Turn right on Airport Road. Southern Maryland Higher Education Center is ½ mile on the left.


Potomac
Bethesda
College Park
Bowie
Annapolis
Arlington
Falls Church
Annandale
Alexandria
Clinton
Waldorf
Indian Head
St.Charles
Hughesville
Prince Frederick
Charlotte Hall
St. Leonard
Broomes Is.
Solomons Is.
St. Mary's County Regional Airport
Southern Maryland Higher Education Center
Leonardtown
Airport Road
California
Colonial Beach
Avenue
Lexington Park
95
185
495
50
236
395
4
5
301
258
2
1
210
228
231
234
238
235




FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C101537